As confidentially submitted to the Securities and Exchange Commission on May 10, 2019

Securities Act File No. 377-02595

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to Confidential

Submission on

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

Owl Rock Capital Corporation

(Exact Name of Registrant as Specified in Charter)

399 Park Avenue, 38th Floor

New York, New York

(Address of Principal Executive Offices)

(212) 419-3000

(Registrant’s Telephone Number, including Area Code)

Alan Kirshenbaum

c/o Owl Rock Capital Corporation

399 Park Avenue, 38th Floor

New York, New York 10022

(Name and Address of Agent for Service)

WITH COPIES TO:

Cynthia M. Krus, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW Washington, DC 20004 Tel: (202) 383-0100 Fax: (202) 637-3593	Paul D. Tropp, Esq. Christopher J. Capuzzi, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Tel: (212) 596-9000 Fax: (212) 596-9090

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Primary Offering
Common Stock, $0.01 par value per share			$100,000,000(1)	$12,120

(1)	Includes the underwriters’ option to purchase additional shares of our common stock.
(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY     , 2019

PRELIMINARY PROSPECTUS

Owl Rock Capital Corporation

                 Shares of Common Stock

We are a specialty finance company focused on lending to U.S. middle-market companies. We define “middle market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million annually, and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and syndicated loan markets.

We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “high yield” or “junk”. Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. While we believe that current market conditions favor extending credit to middle market companies in the United States, our investment strategy is intended to generate favorable returns across credit cycles with an emphasis on preserving capital.

We are an externally managed, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended. We have elected to be treated, and intend to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements.

We are an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements.

This is our initial public offering of our shares of common stock and all of the shares of common stock offered by this prospectus are being sold by us.

Our board of directors (the “Board”) has approved a stock repurchase plan to acquire up to $100 million in the aggregate of our common stock over a specified period. See “Prospectus Summary—Stock Repurchase Plan.” The purchase of shares pursuant to the Company’s stock repurchase plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Our shares of common stock have no history of public trading. We currently expect that the initial public offering price per share of our common stock will be between $         and $         per share. We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “ORCC.”

Assuming an initial public offering price of $         per share, purchasers in this offering will experience dilution of approximately $         per share. See “Dilution” for more information.

Investing in our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. In addition, shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset values. If shares of our common stock trade at a discount to our net asset value, purchasers in this offering will face increased risk of loss. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in our common stock, including the risk of leverage, in “Risk Factors” beginning on page 28 of this prospectus.

This prospectus contains important information you should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 399 Park Avenue, 38th floor, New York, NY 10022, calling us at (212) 419-3000 or visiting our corporate website located at www.owlrock.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions) paid by us	$	$
Proceeds to us, before expenses(1)	$	$

(1)	We estimate that we will incur offering expenses of approximately $ million, or approximately $ per share, in connection with this offering.

We have granted the underwriters an option to purchase up to an additional              shares of our common stock from us, at the public offering price, less the sales load payable by us, within 30 days from the date of this prospectus. If the underwriters exercise their option in full, the total sales load will be $             million and total proceeds to us, before expenses, will be $             million.

The underwriters expect to deliver the shares of our common stock on or about                 .

Joint Book Running Managers

Goldman Sachs & Co. LLC	BofA Merrill Lynch	RBC Capital Markets	SunTrust Robinson Humphrey	Wells Fargo Securities

The date of this prospectus is             .

We have not, and the underwriters have not, authorized anyone to give you any information other than in this prospectus, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

i

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stocks. You should read our entire prospectus before investing in our common stock. Throughout this prospectus we refer to Owl Rock Capital Corporation as “we,” “us,” “our” or the “Company,” and to “Owl Rock Capital Advisors LLC,” our investment adviser, as “Owl Rock Capital Advisors,” “ORCA” or the “Adviser.”

Owl Rock Capital Corporation

We were formed on October 15, 2015 as a corporation under the laws of the State of Maryland. We are a specialty finance company focused on lending to U.S. middle-market companies. Since we began investment activities in April 2016 through March 31, 2019, our Adviser and its affiliates have originated $12.7 billion aggregate principal amount of investments, of which $11.4 billion of aggregate principal amount of investments, prior to any subsequent exits or repayments, was retained by either us or a corporation or fund advised by our Adviser or its affiliates.

Our capital will be used by our portfolio companies to support growth, acquisitions, market or product expansion, refinancings and/or recapitalizations. We define “middle market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million annually, and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and syndicated loan markets. Our target credit investments will typically have maturities between three and ten years and generally range in size between $20 million and $250 million. The investment size will vary with the size of our capital base. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “high yield” or “junk”. As of March 31, 2019, our average debt investment size in each of our portfolio companies was approximately $84.1 million based on fair value. As of March 31, 2019, our portfolio companies, excluding the investment in Sebago Lake LLC, a joint venture between us and The Regents of the University of California, and certain investments that fall outside of our typical borrower profile, representing 98.8% of our total portfolio based on fair value, had weighted average annual revenue of $455 million and weighted average annual EBITDA of $80 million.

We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. While we believe that current market conditions favor extending credit to middle market companies in the United States, our investment strategy is intended to generate favorable returns across credit cycles with an emphasis on preserving capital.

From March 3, 2016 (the “Initial Closing”) through March 2, 2018, we conducted private offerings (each, a “Private Offering”) of our common shares to accredited investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of each Private Offering, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of our common stock pursuant to a subscription agreement entered into with us. Investors are required to fund drawdowns to purchase shares of our common stock up to the amount of their respective Capital Commitment on an as-needed basis each time we deliver a drawdown notice to our investors. As a result of the Private Offerings we have $5.5 billion in total Capital Commitments from investors of which $3.9 billion has been drawn as of May 8, 2019. The Adviser has determined not to accept additional Capital Commitments.

We intend to apply to have our common shares listed on the New York Stock Exchange under the symbol “ORCC.”

We are an externally managed, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. We will not invest more than 20% of our total assets in companies whose principal place of business is outside the United States. See “Regulation” and “Certain U.S. Federal Income Tax Considerations”.

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by our Board in its sole discretion.

To achieve our investment objective, we will leverage the Adviser’s investment team’s extensive network of relationships with other sophisticated institutions to source, evaluate and, as appropriate, partner with on transactions. There are no assurances that we will achieve our investment objective.

We may borrow money from time to time if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 200% (or 150% if certain conditions are met). This means that generally, we can borrow up to $1 for every $1 of investor equity (or, if certain conditions are met, we can borrow up to $2 for every $1 of investor equity).

We have entered into a senior secured revolving credit facility (the “Revolving Credit Facility”), a subscription line revolving credit facility (the “Subscription Credit Facility”), and three special purpose vehicle asset credit facilities (the “SPV Asset Facility I”, the “SPV Asset Facility II” and the “SPV Asset Facility III,”, respectively), and in the future may enter into additional credit facilities. In addition, we have issued unsecured notes maturing in 2023 (the “2023 Notes”) in a private placement, notes maturing in 2024 (the “2024 Notes”) in a registered offering, and may issue additional unsecured notes. We expect to use our credit facilities and other borrowings, along with proceeds from the rotation of our portfolio, proceeds from the Private Offerings and the proceeds of the shares of our common stock issued hereby to finance our investment objectives. See “Regulation” for discussion of BDC regulation and other regulatory considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Debt.”

Investment Portfolio

As of March 31, 2019, based on fair value, our portfolio consisted of 81.7% first lien senior secured debt investments, 16.5% second lien senior secured debt investments, 0.4% unsecured debt investments, 1.2% investment funds and vehicles, and 0.2% equity investments. As of March 31, 2019, approximately 99.6% of our debt investments based on fair value in our portfolio were at floating rates. As of March 31, 2019 we had investments in 81 portfolio companies with an average investment size in each of our portfolio companies of approximately $84.3 million based on fair value.

As of March 31, 2019, our portfolio was invested across 27 different industries. The largest industries in our portfolio as of March 31, 2019 were professional services and internet software and services, which represented, as a percentage of our portfolio, 9.8% and 9.4%, respectively, based on fair value.

As of March 31, 2019, our weighted average total yield of the portfolio at fair value and amortized cost was 9.4% and 9.4%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 9.4% and 9.4%, respectively.

As of March 31, 2019, our portfolio companies, excluding the investment in Sebago Lake and certain investments that fall outside of our typical borrower profile, representing 98.8% of our total portfolio based on fair value, had weighted average annual revenue of $455 million and weighted average annual EBITDA of $80 million.

Corporate Structure

On April 27, 2016, we formed a wholly-owned subsidiary, OR Lending LLC, a Delaware limited liability company, which holds a California finance lenders license. OR Lending LLC originates loans to borrowers headquartered in California. From time to time we may form wholly-owned subsidiaries to facilitate our normal course of business.

Our portfolio is subject to diversification and other requirements because we have elected to be regulated as a BDC under the 1940 Act and as a RIC for U.S. federal income tax purposes. We made our BDC election on March 3, 2016. We intend to maintain these elections. See “Regulation” for more information on these requirements.

The following chart depicts our ownership structure:

(1)	From time to time we may form wholly-owned subsidiaries to facilitate the normal course of business.

The Adviser — Owl Rock Capital Advisors LLC

The Adviser serves as our investment adviser pursuant to an investment advisory agreement between us and the Adviser. The Adviser is registered with the SEC as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect subsidiary of Owl Rock Capital Partners LP (“Owl Rock Capital Partners”). Owl Rock Capital Partners is led by its three co-founders, Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. The Adviser’s investment team (the “Investment Team”) is also led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the investment committee (the “Investment Committee”). The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer and Alexis Maged. The Adviser has limited operating history. Subject to the overall supervision of the Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us.

The Adviser also serves as investment adviser to Owl Rock Capital Corporation II. Owl Rock Capital Corporation II is a corporation formed under the laws of the State of Maryland that, like us, has elected to be treated as a BDC under the 1940 Act. Owl Rock Capital Corporation II’s investment objective is similar to ours, which is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. As of March 31, 2019, Owl Rock Capital Corporation II had raised gross proceeds of approximately $576.5 million, including seed capital contributed by the Adviser in September 2016 and approximately $10.0 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

The Adviser is affiliated with Owl Rock Technology Advisors LLC (“ORTA”) and Owl Rock Capital Private Fund Advisors LLC (“ORCPFA”), which also are investment advisers and subsidiaries of Owl Rock Capital Partners. The Adviser, ORTA, ORCPFA and Owl Rock Capital Partners are referred to, collectively, as “Owl Rock.” ORTA’s and ORCPFA’s investment teams are led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. ORTA serves as investment adviser to Owl Rock Technology Finance Corp. and ORCPFA serves as investment adviser to Owl Rock First Lien Master Fund, L.P. Owl Rock Technology Finance Corp. is a BDC and its investment objective is to maximize total return by generating current income from its debt investments and other income producing securities, and capital appreciation from its equity and equity-linked investments. Owl Rock Technology Finance Corp. has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in technology-related companies.

Owl Rock Technology Finance Corp. conducts private offerings of its common stock to investors in reliance on exemptions from the registration requirements of the 1933 Act. As of March 31, 2019, Owl Rock Technology Finance Corp. had approximately $1.9 billion in total Capital Commitments from investors of which approximately $0.5 billion had been drawn.

Owl Rock First Lien Master Fund intends to originate and make loans to, and make debt investments in, U.S. middle market companies.

In addition to Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund, L.P., the Adviser and its affiliates (including Owl Rock Technology Advisors LLC and Owl Rock Capital Private Funds Advisors LLC (collectively with the Adviser, the “Owl Rock Advisers”)) may provide management or investment advisory services to entities that have overlapping objectives with us. The Adviser and its affiliates may face conflicts in the allocation of investment opportunities to us and others. In order to address these conflicts, the Owl Rock Advisers have put in place an allocation policy that addresses the allocation of investment opportunities as well as co-investment restrictions under the 1940 Act.

In addition, we, the Adviser and certain of its affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief. See “Risk Factors — Risks Related to our Adviser and its Affiliates —

We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interest”.

The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. See “Risk Factors — Risks Related to our Adviser and its Affiliates — The Adviser may face conflicts of interest with respect to services performed for issuers in which we invest”.

Investment Advisory Agreement

On March 1, 2016, we entered into an investment advisory agreement (the “Original Investment Advisory Agreement”) with the Adviser, which with the approval of the Board, including a majority of our independent directors, was amended and restated on February 27, 2019 (as amended and restated, the “Investment Advisory Agreement”) to reduce the fees that the Company will pay the Adviser following the listing of our common stock on a national securities exchange (an “Exchange Listing”) (which will include this offering). Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing our business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring our portfolio companies on an ongoing basis through a team of investment professionals.

We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a Management Fee and an Incentive Fee. The cost of both the Management Fee and the Incentive Fee will ultimately be borne by our shareholders.

The Management Fee is payable quarterly in arrears. After this offering, the Management Fee is payable at an annual rate of 1.5% of our average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters payable quarterly in arrears. The Management Fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be. For purposes of the Investment Advisory Agreement, gross assets means our total assets determined on a consolidated basis in accordance with generally accepted accounting principles in the United States, excluding cash and cash equivalents, but including assets purchased with borrowed amounts.

After this offering, the Incentive Fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. The portion of the Incentive Fee based on income is determined and paid quarterly in arrears commencing with the first calendar quarter following this offering, and equals 100% of the pre-Incentive Fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-Incentive Fee net investment income for that calendar quarter. The 100% “catch-up” provision for pre-Incentive Fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide the Adviser with an incentive fee of 17.5% on all pre-Incentive Fee net investment income when that amount equals 1.82% in a calendar quarter (7.27% annualized), which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 17.5% of any pre- Incentive Fee net investment income in excess of 1.82% in any calendar quarter is payable to the Adviser.

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the date an Exchange Listing becomes effective (the “Listing Date”) to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

In addition, the Adviser agreed at all times prior to the fifteen-month anniversary of an Exchange Listing (which will include this offering), to waive (i) any portion of the Management Fee that is in excess of 0.75% of our gross assets, excluding cash and cash equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, and (ii) the Incentive Fee (including, for the avoidance of doubt, the Capital Gains Incentive Fee). See “Management and Other Agreements — Investment Advisory Agreement” for further information.

Administration Agreement

On March 1, 2016, we entered into an Administration Agreement with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees, the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. The Administration Agreement also provides that we reimburse the Adviser for certain organization costs incurred prior to the commencement of our operations, and for certain offering costs. We reimburse the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Adviser for any services performed for it by such affiliate or third party. See “Management and Other Agreements — Administration Agreement” for further information.

Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors:

Limited Availability of Capital for Middle-Market Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available to U.S. middle-market companies. In particular, we believe there are currently fewer providers of capital to middle market companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there is a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Capital Markets Have Been Unable to Fill the Void in U.S. Middle Market Finance Left by Banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle market companies are less able to access these markets for reasons including the following:

High Yield Market — Middle market companies generally are not issuing debt in an amount large enough to be an attractively sized bond. High yield bonds are generally purchased by institutional investors who, among other things, are focused on the liquidity characteristics of the bond being issued. For example, mutual funds and exchange traded funds (“ETFs”) are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions and/or comply with regulatory requirements. Accordingly, the existence of an active secondary market for bonds is an important consideration in these entities’ initial investment decision. Because there is typically little or no active secondary market for the debt of U.S. middle market companies, mutual funds and ETFs generally do not provide debt capital to U.S. middle market companies. We believe this is likely to be a persistent problem and creates an advantage for those like us who have a more stable capital base and have the ability to invest in illiquid assets.

Syndicated Loan Market — While the syndicated loan market is modestly more accommodating to middle market issuers, as with bonds, loan issue size and liquidity are key drivers of institutional appetite and, correspondingly, underwriters’ willingness to underwrite the loans. Loans arranged through a bank are done either on a “best efforts” basis or are underwritten with terms plus provisions that permit the underwriters to change certain terms, including pricing, structure, yield and tenor, otherwise known as “flex” , to successfully syndicate the loan, in the event the terms initially marketed are insufficiently attractive to investors. Furthermore, banks are generally reluctant to underwrite middle market loans because the arrangement fees they may earn on the placement of the debt generally are not sufficient to meet the banks’ return hurdles. Loans provided by companies such as ours provide certainty to issuers in that we can commit to a given amount of debt on specific terms, at stated coupons and with agreed upon fees. As we are the ultimate holder of the loans, we do not require market “flex” or other arrangements that banks may require when acting on an agency basis.

Robust Demand for Debt Capital. We believe U.S. middle market companies will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.26 trillion as of March 2019, will continue to drive deal activity. We expect that private equity sponsors will continue to pursue acquisitions and leverage their equity investments with secured loans provided by companies such as us.

The Middle Market is a Large Addressable Market. According to GE Capital’s National Center for the Middle Market 4th quarter 2018 Middle Market Indicator, there are approximately 200,000 U.S. middle market companies, which have approximately 47.9 million aggregate employees. Moreover, the U.S. middle market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle market companies as those between $10 million and $1 billion in annual revenue, which we believe has significant overlap with our definition of U.S. middle market companies.

Attractive Investment Dynamics. An imbalance between the supply of, and demand for, middle market debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of middle market financings also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection, and lender-protective change of control provisions. Additionally, we believe BDC managers’ expertise in credit selection and ability to manage through credit cycles has generally resulted in BDCs experiencing lower loss rates than U.S. commercial banks through credit cycles. Further, we believe that historical middle market default rates have been lower, and recovery rates have been higher, as compared to the larger market capitalization, broadly distributed market, leading to lower cumulative losses.

Conservative Capital Structures. Following the credit crisis, which we define broadly as occurring between mid-2007 and mid-2009, lenders have generally required borrowers to maintain more equity as a percentage of their total capitalization, specifically to protect lenders during economic downturns. With more conservative capital structures, U.S. middle market companies have exhibited higher levels of cash flows available to service their debt. In addition, U.S. middle market companies often are characterized by simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities. We believe that opportunities in senior secured loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issues with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

Potential Competitive Advantages

We believe that the Adviser’s disciplined approach to origination, fundamental credit analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving our capital. We believe that we represent an attractive investment opportunity for the following reasons:

Experienced Team with Expertise Across all Levels of the Corporate Capital Structure. The members of the Investment Committee have over 25 years of experience in private lending and investing at all levels of a company’s capital structure, particularly in high yield securities, leveraged loans, high yield credit derivatives and distressed securities, as well as experience in operations, corporate finance and mergers and acquisitions. The members of the Investment Committee have diverse backgrounds with investing experience through multiple business and credit cycles. Moreover, certain members of the Investment Committee and other executives and employees of the Adviser and its affiliates have operating and/or investing experience on behalf of business development companies. We believe this experience provides the Adviser with an in-depth understanding of the strategic, financial and operational challenges and opportunities of middle market companies and will afford it numerous tools to manage risk while preserving the opportunity for attractive risk-adjusted returns on our investments.

Distinctive Origination Platform. We anticipate that a substantial majority of our investments will be sourced directly and that our origination platform provides us the ability to originate investments without the assistance of investment banks or other traditional Wall Street intermediaries. The Investment Team includes over 45 investment professionals and is responsible for originating, underwriting, executing and managing the assets of our direct lending transactions and for sourcing and executing opportunities directly. The Investment Team has significant experience as transaction originators and building and maintaining strong relationships with private equity sponsors and companies.

The Investment Team also maintains direct contact with banks, corporate advisory firms, industry consultants, attorneys, investment banks, “club” investors and other potential sources of lending opportunities. We believe the Adviser’s ability to source through multiple channels allows us to generate investment opportunities that have more attractive risk-adjusted return characteristics than by relying solely on origination flow from investment banks or other intermediaries and to be more selective investors.

Since its inception through March 31, 2018, the Adviser and its affiliates have reviewed over 3,200 opportunities and sourced potential investment opportunities from over 380 private equity sponsors and venture capital firms. We believe that the Adviser receives “early looks” and “last looks” based on its relationships, allowing it to be highly selective in the transactions it pursues.

Potential Long-Term Investment Horizon. We believe our potential long-term investment horizon gives us flexibility, allowing us to maximize returns on our investments. We invest using a long-term focus, which we believe provides us with the opportunity to increase total returns on invested capital, as compared to other private company investment vehicles or investment vehicles with daily liquidity requirements (e.g., open-ended mutual funds and ETFs).

Defensive, Income-Orientated Investment Philosophy. The Adviser employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to minimize potential losses and achieve attractive risk adjusted returns.

Active Portfolio Monitoring. The Adviser closely monitors the investments in our portfolio and takes a proactive approach to identifying and addressing sector- or company-specific risks. The Adviser receives and reviews detailed financial information from portfolio companies no less than quarterly and seeks to maintain regular dialogue with portfolio company management teams regarding current and forecasted performance. We anticipate that many of our investments will have financial covenants that we believe will provide an early warning of potential problems facing our borrowers, allowing lenders, including us, to identify and carefully manage risk. Further, we anticipate that many of our equity investments will provide us the opportunity to nominate a member or observer to the board of directors of the portfolio company, which we believe will allow us to closely monitor the performance of our portfolio companies.

Structure of Investments

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

We expect that generally our portfolio composition will be majority debt or income producing securities, which may include “covenant-lite” loans (as defined below), with a lesser allocation to equity or equity-linked opportunities. In addition, we may invest a portion of our portfolio in opportunistic investments, which will not be our primary focus, but will be intended to enhance returns to our shareholders. These investments may include high-yield bonds and broadly-syndicated loans. Our portfolio composition may fluctuate from time to time based on market conditions and interest rates.

Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Debt Investments. The terms of our debt investments are tailored to the facts and circumstances of each transaction. The Adviser negotiates the structure of each investment to protect our rights and manage our risk. We intend to invest in the following types of debt:

•

First-lien debt. First-lien debt typically is senior on a lien basis to other liabilities in the issuer’s capital structure and has the benefit of a first-priority security interest in assets of the issuer. The security interest ranks above the security interest of any second-lien lenders in those assets. Our first-lien debt may include stand-alone first-lien loans, “last out” first lien loans, “unitranche” loans and secured corporate bonds with similar features to these categories of first-lien loans.

•

Stand-alone first lien loans. Stand-alone first-lien loans are traditional first-lien loans. All lenders in the facility have equal rights to the collateral that is subject to the first-priority security interest.

•

“Last out” first-lien / unitranche loans. Unitranche loans combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position. In many cases, we may provide the issuer most, if not all, of the capital structure above their equity. The primary advantages to the issuer are the ability to negotiate the entire debt financing with one lender and the elimination of intercreditor issues. “Last out” first-lien loans have a secondary priority behind super-senior “first out” first-lien loans in the collateral securing the loans in certain circumstances. The arrangements for a “last out” first-lien loan are set forth in an “agreement among lenders,” which provides lenders with “first out” and “last out” payment streams based on a single lien on the collateral. Since the “first out” lenders generally have priority over the “last out” lenders for receiving payment under certain specified events of default, or upon the occurrence of other triggering events under intercreditor agreements or agreements among lenders, the “last out” lenders bear a greater risk and, in exchange, receive a higher effective interest rate, through arrangements among the lenders, than the “first out” lenders or lenders in stand-alone first-lien loans. Agreements among lenders also typically provide greater voting rights to the “last out” lenders than the intercreditor agreements to which second-lien lenders often are subject. Among the types of first-lien debt in which we may invest, “last out” first-lien loans generally have higher effective interest rates than other types of first-lien loans, since “last out” first-lien loans rank below standalone first lien loans.

•

Second-lien debt. Our second-lien debt may include secured loans, and, to a lesser extent, secured corporate bonds, with a secondary priority behind first-lien debt. Second-lien debt typically is senior on a lien basis to unsecured liabilities in the issuer’s capital structure and has the benefit of a security interest over assets of the issuer, though ranking junior to first-lien debt secured by those assets. First-lien lenders and second-lien lenders typically have separate liens on the collateral, and an intercreditor agreement provides the first-lien lenders with priority over the second-lien lenders’ liens on the collateral.

•

Mezzanine debt. Structurally, mezzanine debt usually ranks subordinate in priority of payment to first-lien and second-lien debt, is often unsecured, and may not have the benefit of financial covenants common in first-lien and second-lien debt. However, mezzanine debt ranks senior to common and preferred equity in an issuer’s capital structure. Mezzanine debt investments generally offer lenders fixed returns in the form of interest payments and may provide lenders an opportunity to participate in the capital appreciation, if any, of an issuer through an equity interest. This equity interest typically takes the form of an equity co-investment or warrants. Due to its higher risk profile and often less restrictive covenants compared to senior secured loans, mezzanine debt generally bears a higher stated interest rate than first-lien and second-lien debt.

Our debt investments are typically structured with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target. The Adviser seeks to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•

negotiating covenants in connection with our investments consistent with preservation of our capital. Such restrictions may include affirmative covenants (including reporting requirements), negative covenants (including financial covenants), lien protection, change of control provisions and board rights, including either observation rights or rights to a seat on the board under some circumstances; and

•	including debt amortization requirements, where appropriate, to require the timely repayment of principal of the loan, as well as appropriate maturity dates.

Within our portfolio, the Adviser aims to maintain the appropriate proportion among the various types of first-lien loans, as well as second-lien debt and mezzanine debt, to allow us to achieve our target returns while maintaining our targeted amount of credit risk.

Equity Investments. Our investment in a portfolio company may include an equity-linked interest, such as a warrant or profit participation right. In certain instances, we will also make direct equity investments, although those situations are generally limited to those cases where we are making an investment in a more senior part of the capital structure of the issuer. We anticipate that generally any equity or equity-linked securities we hold will be minority positions.

Operating and Regulatory Structure

We are an externally-managed closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected to be treated and intend to qualify each year as a RIC under Subchapter M of the Code. See “Certain U.S. Federal Income Tax Considerations”. Our investment activities are managed by Owl Rock Capital Advisors and supervised by the Board, a majority of whom are independent of Owl Rock Capital Advisors and its affiliates. As a BDC, we will be required to comply with certain regulatory requirements. See “Regulation”.

Use of Leverage

The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions. Generally, pursuant to the 1940 Act, our total borrowings are limited so that we cannot incur additional borrowings if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 200%; however, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it could incur. This means that generally, a BDC can borrow up to $1 for every $1 of investor equity or, if certain requirements are met and it reduces its asset coverage ratio, it can borrow up to $2 for every $1 of investor equity. We are permitted to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive such shareholder approval, we would be permitted to increase our leverage capacity on the first day after such approval. Alternatively, we may increase the maximum amount of leverage we may incur to an asset coverage ratio of 150% if the “required majority” (as defined in Section 57(o) of the 1940 Act) of the independent members of the Board approve such increase with such approval becoming effective after one year. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. In addition, before incurring any such additional leverage, we would have to renegotiate or receive a waiver from the contractual leverage limitations under our existing credit facilities and notes. In connection with this offering, neither the Board nor our shareholders are being asked to approve a reduced asset coverage ratio. See “Regulation — Senior Securities”.

In any period, our interest expense will depend largely on the extent of our borrowing and we expect interest expense will increase as we increase our leverage over time subject to the limits of the 1940 Act. In addition, we may dedicate assets to financing facilities.

We have entered into the Revolving Credit Facility, the Subscription Credit Facility, the SPV Asset Facility I, the SPV Asset Facility II and the SPV Asset Facility III and in the future may enter into additional credit facilities. In addition, we have issued the 2023 Notes and the 2024 Notes. As of March 31, 2019, we had $2.8 billion of debt outstanding (which does not include the 2024 Notes issued on April 10, 2019), with $290.7 million available under our existing credit facilities. As of March 31, 2019, our asset coverage ratio was 245%. The Subscription Credit Facility will terminate before this offering commences.

See “Risk Factors — Risks Related to Our Business — To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses”; “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a business development company and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a BDC, the necessity of raising additional capital may expose us to risks, including risks associated with leverage”; “The Company — General”; and “Regulation”.

Conflicts of Interests

We have entered into both the Investment Advisory Agreement and the Administration Agreement with the Adviser. Pursuant to the Investment Advisory Agreement, we will pay the Adviser a base management fee and an incentive fee. See “Management and Other Agreements — Compensation of the Adviser” for a description of how the fees payable to the Adviser will be determined. Pursuant to the Administration Agreement, we will reimburse the Adviser for expenses necessary to perform services related to our administration and operations. In addition, the Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees.

Our executive officers, certain of our directors and certain other finance professionals of Owl Rock Capital Partners also serve as executives of Owl Rock and officers and directors of the Company and certain professionals of Owl Rock Capital Partners and the Adviser are officers of Owl Rock Capital Securities LLC. In addition, our executive officers and directors and the members of the Adviser and members of its investment committee serve as officers, directors or principals of affiliated entities that operate in the same, or a related, line of business as we do (including the Owl Rock Advisers) including serving on their respective investment committees and/ or of investment funds, accounts or other investment vehicles managed by our affiliates which may have investment objectives similar to our investment objective. At times, we compete with these other entities managed by the Adviser as well as entities managed by the other Owl Rock Advisers, including Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., and Owl Rock First Lien Master Fund (the “Owl Rock Clients”), for capital and investment opportunities. As a result, we may not be given the opportunity to participate or participate fully in certain investments made by the Owl Rock Clients. This can create a potential conflict when allocating investment opportunities among us and such other Owl Rock Clients. An investment opportunity that is suitable for multiple clients of the Adviser and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. However, in order for the Adviser and its affiliates to fulfill their fiduciary duties to each of their clients, the Owl Rock Advisers have put in place an investment allocation policy that seeks to ensure the fair and equitable allocation of investment opportunities over time and addresses the co-investment restrictions set forth under the 1940 Act.

Allocation of Investment Opportunities

The Owl Rock Advisers intend to allocate investment opportunities in a manner that is fair and equitable over time and is consistent with its allocation policy, so that no client of the Adviser or its affiliates is disadvantaged in relation to any other client of the Adviser or its affiliates, taking into account such factors as the relative amounts of capital available for new investments, cash on hand, existing commitments and reserves, the investment programs and portfolio positions of the participating investment accounts, the clients for which participation is appropriate, targeted leverage level, targeted asset mix and any other factors deemed appropriate.

The Owl Rock Advisers have put in place an investment allocation policy that seeks to ensure the equitable allocation of investment opportunities and addresses the co-investment restrictions set forth under the 1940 Act. When we engage in co-investments as permitted by the exemptive relief described below, we will do so in a manner consistent with the Owl Rock Advisers’ allocation policy. In situations where co-investment with other entities managed by the Adviser or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, a committee comprised of certain executive officers of the Owl Rock Advisers (including executive officers of the Adviser) along with other offices and employees, will need to decide whether we or such other entity or entities will proceed with the investment. The allocation committee will make these determinations based on the Owl Rock Advisers’ allocation policy, which generally requires that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.

The Owl Rock Advisers’ allocation policy is designed to manage the potential conflicts of interest between the Adviser’s fiduciary obligations to us and its or its affiliates’ similar fiduciary obligations to other clients, including Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund; however, there can be no assurance that Owl Rock’s efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

The allocation of investment opportunities among us and any of the other investment funds sponsored or accounts managed by the Adviser or its affiliates may not always, and often will not, be proportional. In general, pursuant to the Owl Rock Advisers’ allocation policy, the process for making an allocation determination includes an assessment as to whether a particular investment opportunity (including any follow-on investment in, or disposition from, an existing portfolio company held by the Company or another investment fund or account) is suitable for us or another investment fund or account including Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund. In making this assessment, Owl Rock may consider a variety of factors, including, without limitation: the investment objectives, guidelines and strategies applicable to the investment fund or account; the nature of the investment, including its risk-return profile and expected holding period; portfolio diversification and concentration concerns; the liquidity needs of the investment fund or account; the ability of the investment fund or account to accommodate structural, timing and other aspects of the investment process; the life cycle of the investment fund or account; legal, tax and regulatory requirements and restrictions, including, as applicable, compliance with the 1940 Act (including requirements and restrictions pertaining to co-investment opportunities discussed below); compliance with existing agreements of the investment fund or account; the available capital of the investment fund or account; diversification requirements for BDCs or RICs; the gross asset value and net asset value of the investment fund or account; the current and targeted leverage levels for the investment fund or account; and portfolio construction considerations. The relevance of each of these criteria will vary from investment opportunity to investment opportunity. In circumstances where the investment objectives of multiple investment funds or accounts regularly overlap, while the specific facts and circumstances of each allocation decision will be determinative, the Owl Rock Advisers may afford prior decisions precedential value.

Pursuant to the Owl Rock Advisers’ allocation policy, if through the foregoing analysis, it is determined that an investment opportunity is appropriate for multiple investment funds or accounts, the Owl Rock Advisers generally will determine the appropriate size of the opportunity for each such investment fund or account. If an investment opportunity falls within the mandate of two or more investment funds or accounts, and there are no restrictions on such funds or accounts investing with each other, then each investment fund or account will receive the amount of the investment that it is seeking, as determined based on the criteria set forth above.

Certain allocations may be more advantageous to us relative to one or all of the other investment funds, or vice versa. While the Owl Rock Advisers will seek to allocate investment opportunities in a way that it believes in good faith is fair and equitable over time, there can be no assurance that our actual allocation of an investment opportunity, if any, or terms on which the allocation is made, will be as favorable as they would be if the conflicts of interest to which the Adviser may be subject did not exist.

Exemptive Relief

We, the Adviser and certain of our affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. Owl Rock’s investment allocation policy incorporates the conditions of the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief. See “Related-Party Transactions and Certain Relationships”.

Stock Repurchase Plan

On              2019, our Board approved the Company 10b5-1 Plan, to acquire up to $100 million in the aggregate of our common stock at prices below our net asset value per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. We put the Company 10b5-1 Plan in place because we believe that, in the current market conditions, if our common stock is trading below our then-current net asset value per share, it is in the best interest of our shareholders for us to reinvest in our portfolio.

The Company 10b5-1 Plan is designed to allow us to repurchase our common stock at times when we otherwise might be prevented from doing so under insider trading laws. The Company 10b5-1 Plan requires             , as our agent, to repurchase shares of common stock on our behalf when the market price per share is below the most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by us to any previously announced net asset value per share). Under the Company 10b5-1 Plan, the agent will increase the volume of purchases made as the price of our common stock declines, subject to volume restrictions. The timing and amount of any stock repurchases will depend on the terms and conditions of the Company 10b5-1 Plan, the market price of our common stock and trading volumes, and no assurance can be given that any particular amount of common stock will be repurchased.

The purchase of shares pursuant to the Company 10b5-1 Plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. See “The Company—Stock Repurchase Plan.”

The 10b5-1 Plan shall commence 30 calendar days after the closing of this offering and terminate upon the earliest to occur of (i) 18-months (tolled for periods during which the 10b5-1 Plan is suspended), (ii) the end of the trading day on which the aggregate purchase price for all Shares purchased under the 10b5-1 Plan equals $100 million and (iii) the occurrence of certain other events described in the 10b5-1 Plan.

Corporate Information

Our principal executive offices are located at 399 Park Avenue, 38th floor, New York, NY 10022 and our telephone number is (212) 419-3000. Our corporate website is located at www.owlrock.com. Information on our website is not incorporated into or a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the JOBS Act and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We expect to remain an emerging growth company for up to five years following the completion of this offering of common equity securities or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Recent Developments

On April 2, 2019, we entered into the Fourth Amendment to Senior Secured Revolving Credit Agreement (the “Amendment” and the facility as amended, the “Revolving Credit Facility”), which amended our Senior Secured Revolving Credit Agreement, dated February 1, 2017, as amended by the First Amendment to Senior Secured Revolving Credit Agreement, dated as of July 17, 2017, the First Omnibus Amendment, dated as of March 29, 2018 and the third Amendment to Senior Secured Revolving Credit Agreement, dated as of June 21, 2018. Among other changes, the Amendment (a) increased the aggregate commitments under the Revolving Credit Facility from $600 million to $925 million; (b) increased the accordion feature, which allows the Company, under certain circumstance, to increase the size of the Revolving Credit Facility, from $1.25 billion to $1.5 billion and (c) (i) extended the stated maturity date from March 29, 2023 to April 2, 2024 and (ii) extended the commitment termination date from March 29, 2022 to March 31, 2023. On May 2, 2019, the aggregate commitments under the Revolving Credit Facility were further increased to $960 million pursuant to the accordion feature.

On April 10, 2019, we issued $400 million aggregate principal amount of notes that mature on April 15, 2024 (the “2024 Notes”). The 2024 Notes bear interest at a rate of 5.250% per year, payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2019. We may redeem some or all of the 2024 Notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2024 Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption)

on the 2024 Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360- day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that if we redeem any 2024 Notes on or after March 15, 2024 (the date falling one month prior to the maturity date of the 2024 Notes), the redemption price for the 2024 Notes will be equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

In connection with the issuance of the 2024 Notes, we entered into interest rate swaps to continue to align interest rates of our liabilities with the investment portfolio, which consists of predominantly floating rate loans. The notional amount of the interest rate swaps is $400 million. We will receive fixed rate interest at 5.25% and pay variable rate interest based on one-month LIBOR plus 2.937%. If LIBOR ceases to exist we will have to renegotiate the terms of the interest rate swap. The interest rate swaps mature on April 10, 2024. Pursuant to ASC 815 Derivatives and Hedging, the interest expense related to the 2024 Notes is offset by the proceeds received from the interest rate swaps. The swap adjusted interest expense is included as a component of interest expense on our Consolidated Statements of Operations.

We used the net proceeds from the issuance of the 2024 Notes to pay down a portion of our existing indebtedness under the Subscription Credit Facility. As a result of the proceeds from the 2024 Notes being used to pay down a portion of our existing indebtedness under the Subscription Credit Facility, the asset coverage ratio, as adjusted for the issuance of the 2024 Notes, remains at 245%.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. Risks involved in an investment in us include:

•	we have a limited operating history;

•

price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses;

•	economic recessions or downturns could impair our portfolio companies and harm our operating results;

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our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose a significant number of its key professionals, or terminate the Advisory Agreement, our ability to achieve our investment objective could be significantly harmed;

•

regulations governing our operation as a BDC and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth;

•	recent legislation may allow us to incur additional leverage;

•	to the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us;

•	we may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses;

•

because our business model depends to a significant extent upon the Adviser’s relationships with corporations, financial institutions and investment firms, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business;

•	we may be obligated to pay our Adviser incentive fees even if we incur a net loss due to a decline in the value of our portfolio and even if our earned interest income is not payable in cash;

•

we will be subject to corporate-level U.S. federal income tax if we are unable to maintain our tax treatment as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries;

•	we may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interest;

•

the Adviser and its affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates which could result in increased risk taken by us;

•	our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders;

•	changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy;

•

our investment portfolio is recorded at fair value as determined in good faith in accordance with procedures established by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments;

•	the lack of liquidity in our investments may adversely affect our business;

•

we generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interest in our portfolio companies;

•	we will be exposed to risks associated with changes in interest rates;

•	defaults by our portfolio companies could jeopardize a portfolio company’s ability to meet its obligations under the debt or equity investment that we hold which could harm our operating results;

•

subordinated liens on collateral securing debt investments that we may make to portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us;

•	our ability to enter into transactions with our affiliates will be restricted;

•	international investments create additional risks;

•

the amount of any distributions we may make on our common stock is uncertain. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions per share, if any, may not grow over time, and our distributions per share may be reduced; and

•	the market price of our common stock may fluctuate significantly.

THE OFFERING SUMMARY

Common Stock Offered by Us	shares (or shares if the underwriters exercise their option to purchase additional shares of our common stock).

Common Stock to be Outstanding after this Offering	shares, or shares if the underwriters exercise their option to purchase additional shares of our common stock.

Use of Proceeds	Our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares of our common stock.

We intend to use the net proceeds of this offering, together with our cash and cash equivalents, to .

See “Use of Proceeds.”

Proposed Symbol on the New York Stock Exchange	“ORCC”

Distributions	We intend to pay quarterly distributions to our shareholders out of assets legally available for distribution.

Our Board intends to declare a dividend of $ per share for the quarter ending . Shares offered in this prospectus will be entitled to receive this dividend payment.

We anticipate that this dividend will be paid from income generated primarily by interest earned on our investment portfolio.

The specific tax characteristics of our distributions will be reported to shareholders after the end of the calendar year. Future quarterly dividends, if any, will be determined by our Board. See “Distributions.”

To maintain our tax treatment as a RIC, we must make certain distributions. See “Certain U.S. Federal Income Tax Considerations—Regulated Investment Company Classification.”

Taxation	We have elected to be treated as a RIC for U.S. federal income tax purposes, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. Our tax treatment as a RIC will enable us to deduct qualifying distributions to our shareholders, so that we will be subject to corporate-level U.S. federal income taxation only in respect of earnings that we retain and do not distribute.

To maintain our status as a RIC and to avoid being subject to corporate-level U.S. federal income taxation on our earnings, we must, among other things:

•	maintain our election under the 1940 Act to be treated as a BDC;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, gains from the sale or other disposition of stock or securities and other specified categories of investment income; and

•	maintain diversified holdings.

In addition, to receive tax treatment as a RIC, we must distribute (or be treated as distributing) in each taxable year dividends for tax purposes equal to at least 90% of our investment company taxable income and net tax-exempt income for that taxable year.

As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to shareholders. If we fail to distribute our investment company taxable income or net capital gains on a timely basis, we will be subject to a nondeductible 4% U.S. federal excise tax. We may choose to carry forward investment company taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any carryover of investment company taxable income or net capital gains must be timely declared and distributed as a dividend in the taxable year following the taxable year in which the income or gains were earned. See “Distributions” and “Certain U.S. Federal Income Tax Considerations.”

Leverage	As a BDC, we are permitted under the 1940 Act to borrow funds or issue “senior securities” to finance a portion of our investments. As a result, we are exposed to the risks of leverage, which may be considered a speculative investment technique.

Leverage increases the potential for gain and loss on amounts invested and, as a result, increases the risks associated with investing in our securities. With certain limited exceptions, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 200% (or 150% if certain conditions are met) after such incurrence or issuance. This means that generally, we can borrow up to $1 for every $1 of investor equity (or, if certain conditions are met, we can borrow up to $2 for every $1 of investor equity). The costs associated with our borrowings, including any increase in the management fee payable to the Adviser, are borne by our shareholders. In connection with this offering, neither the Board nor our shareholders are being asked to approve a reduced asset coverage ratio. See “Regulation.”

As of March 31, 2019, our asset coverage was 245%. Following this offering and the repayment of indebtedness as contemplated under “Use of Proceeds,” and based on the value of our total assets as of , we expect our asset coverage ratio to be approximately %.

Dividend reinvestment plan	We have adopted an “opt out” dividend reinvestment plan for our shareholders. As a result, if we declare a cash dividend or other distribution, each shareholder that has not “opted out” of our dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. There will be no up-front selling commissions or dealer manager fees to you if you elect to participate in the dividend reinvestment plan. We will pay the plan administrator fees under the plan.

Shareholders who receive dividends and other distributions in the form of shares of common stock generally are subject to the same U.S. federal tax consequences as shareholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes on reinvested dividends. See “Dividend Reinvestment Plan.”

Investment Advisory Fees	We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a Management Fee and an Incentive Fee. The cost of both the Management Fee and the Incentive Fee will ultimately be borne by our shareholders.

The Management Fee is payable quarterly in arrears. After this offering, the Management Fee is payable at an annual rate of 1.5% of our average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters payable quarterly in arrears. The Management Fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be. For purposes of the Investment Advisory Agreement, gross assets means our total assets determined on a consolidated basis in accordance with generally accepted accounting principles in the United States, excluding cash and cash equivalents, but including assets purchased with borrowed amounts.

After this offering, the Incentive Fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. The portion of the Incentive Fee based on income is determined and paid quarterly in arrears commencing with the first calendar quarter following this offering, and equals 100% of the pre-Incentive Fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-Incentive Fee net investment income for that calendar quarter. The 100% “catch-up” provision for pre-Incentive Fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide the Adviser with an incentive fee of 17.5% on all pre-Incentive Fee net investment income when that amount equals 1.82% in a calendar quarter (7.27% annualized), which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 17.5% of any pre-Incentive Fee net investment income in excess of 1.82% in any calendar quarter is payable to the Adviser.

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the Listing Date to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

In addition, the Adviser agreed at all times prior to the fifteen-month anniversary of an Exchange Listing (which will include this offering), to waive (i) any portion of the Management Fee that is in excess of 0.75% of the Company’s gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, and (ii) the Incentive Fee (including, for the avoidance of doubt, the Capital Gains Incentive Fee).

See “Management and Other Agreements—Investment Advisory Agreement.”

Administration Agreement	We reimburse the Adviser under the Administration Agreement, for certain administrative services to us.

These services include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. The Company will reimburse the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Adviser for any services performed for it by such affiliate or third party. See “Management and Other Agreements—Administration Agreement.”

License Arrangements	We have entered into a license agreement (the “License Agreement”) with an affiliate of Owl Rock Capital Partners, pursuant to which we were granted a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, we have a right to use the Owl Rock name for so long as Owl Rock Capital Partners or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Owl Rock” name or logo. See “Management and Other Agreements—License Agreement.”

Trading at a Discount	Shares of closed-end investment companies, including BDCs frequently trade at a discount to their net asset value. We are not generally able to issue and sell our common stock at a price below our net asset value per share unless we have shareholder approval. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. See “Risk Factors.”

Custodian, Transfer and Dividend Paying Agent and Registrar	State Street serves as our custodian and will serve as our transfer and dividend paying agent and registrar. See “Custodian, Transfer and Dividend Paying Agent and Registrar.”

Available Information	We have filed with the SEC a registration statement on Form N-2, of which this prospectus is a part, under the 1933 Act. This registration statement contains additional information about us and the shares of our common stock being offered by this prospectus. We are also required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available on the SEC’s website at http://www.sec.gov.

We maintain a website at www.owlrock.com and make all of our periodic and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus. You may also obtain such information free of charge by contacting us in writing at 399 Park Avenue, 38th floor, New York, New York 10022, Attention: Investor Relations, or by emailing us at .

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “the Company” or that “we” will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Company.

Shareholder transaction expenses:
Sales load (as a percentage of offering price)	6.0	%(1)
Offering expenses (as a percentage of offering price)	2.5	%(2)
Dividend reinvestment plan expenses	0.0	%(3)

Total shareholder transaction expenses (as a percentage of offering price)	8.5%

Annual expenses (as a percentage of net assets attributable to common stock):
Management Fee payable under the Investment Advisory Agreement	2.6	%(4)(6)
Incentive Fee payable under the Investment Advisory Agreement	2.0	%(5)(6)
Interest payments on borrowed funds	3.7	%(7)
Other expenses	0.3	%(8)(9)(10)
Acquired Fund Fees and Expenses	0.2	%(11)

Total annual expenses	6.8	%(9)

Management Fee waiver	(1.3	)%(4)(6)

Incentive Fee waiver	(2.0	)%(5)(6)
Total net annual expenses	5.5	%(9)

(1)

The sales load (underwriting discount and commission) with respect to the shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $2.5 million.
(3)	The expenses of the dividend reinvestment plan are included in “other expenses” in the table above. For additional information, see “Dividend Reinvestment Plan.”
(4)

The Management Fee is 1.50% of our average gross assets (excluding cash and cash equivalents but including assets purchased with borrowed amounts). We may from time to time decide it is appropriate to change the terms of the agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to shareholders for approval. See “Management and Other Agreements—Investment Advisory Agreement; Administration Agreement; License Agreement.”

The Management Fee reflected in the table is calculated by determining the ratio that the Management Fee bears to our net assets attributable to common stock (rather than our gross assets). The estimate of our Management Fee referenced in the table is based on our average gross assets (excluding cash and cash equivalents but including assets purchased with borrowed money) and net assets pro forma as of                 after giving effect to this offering and the expected repayment of indebtedness, as discussed in more detail under “Use of Proceeds.”

(5)

The Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. The portion of the Incentive Fee based on income is determined and paid quarterly in arrears commencing with the first calendar quarter following this offering, and equals 100% of the pre-Incentive Fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-Incentive Fee net investment income for that calendar quarter. The 100% “catch-up” provision for pre-Incentive Fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide the Adviser with an incentive fee of 17.5% on all pre-Incentive Fee net investment income when that amount equals 1.82% in a calendar quarter (7.27% annualized), which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 17.5% of any pre-Incentive Fee net investment income in excess of 1.82% in any calendar quarter is payable to the Adviser.

Pre-Incentive Fee net investment income means dividends (including reinvested dividends), interest and fee income accrued by us during the calendar quarter, minus operating expenses for the calendar quarter (including the Management Fee, expenses payable under the Administration Agreement, as discussed below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest (“PIK”) and zero coupon securities), accrued income that we may not have received in cash. The Adviser is not obligated to return the Incentive Fee it receives on PIK interest that is later determined to be uncollectible in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

To determine whether pre-Incentive Fee net investment income exceeds the hurdle rate, pre-Incentive Fee net investment income is expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter commencing with the first calendar quarter following this offering. Because of the structure of the Incentive Fee, it is possible that we may pay an Incentive Fee in a calendar quarter in which we incur a loss. For example, if we receive pre-Incentive Fee net investment income in excess of the quarterly hurdle rate, we will pay the applicable Incentive Fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, because the quarterly hurdle rate is calculated based on our net assets, decreases in our net assets due to realized or unrealized capital losses in any given calendar quarter may increase the likelihood that the hurdle rate is reached and therefore the likelihood of us paying an Incentive Fee for that calendar quarter. Our net investment income used to calculate this component of the Incentive Fee is also included in the amount of our gross assets used to calculate the Management Fee because gross assets are total assets (including cash received) before deducting liabilities (such as declared dividend payments).

The second component of the Incentive Fee, the Capital Gains Incentive Fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the date the Listing Date to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year. Each year, the fee paid for the Capital Gains Incentive Fee is net of the aggregate amount of any previously paid Capital Gains Incentive Fee for prior periods. We will accrue, but will not pay, a Capital Gains Incentive Fee with respect to unrealized appreciation because a Capital Gains Incentive Fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. For the sole purpose of calculating the Capital Gains Incentive Fee, the cost basis as of the Listing Date for all of our investments made prior to the Listing Date will be equal to the fair market value of such investments as of the last day of the quarter in which the Listing Date occurs; provided, however, that in no event will the Capital Gains Fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

See “Management and Other Agreements—Payment of Our Expenses.”

(6)

The Adviser agreed at all times prior to the fifteen-month anniversary of an Exchange Listing (which will include this offering), to waive (i) any portion of the Management Fee that is in excess of 0.75% of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, and (ii) the Incentive Fee (including, for the avoidance of doubt, the Capital Gains Incentive Fee).

(7)

Interest payments on borrowed funds represents an estimate of our annualized interest expense based on borrowings under the Revolving Credit Facility, the Subscription Credit Facility, our SPV Asset Facilities, the 2023 Notes and the 2024 Notes. The weighted average interest rate on our total debt outstanding was 4.7% as of May 8, 2019. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We may also issue additional debt securities or preferred stock, subject to our compliance with applicable requirements under the Investment Company Act. The Subscription Credit Facility will be paid off and terminated before this offering commences.

(8)

Includes our overhead expenses, such as payments under the Administration Agreement for certain expenses incurred by the Adviser. See “Management and Other Agreements— Investment Advisory Agreement; Administration Agreement; License Agreement.” We based these expenses on estimated amounts for the current fiscal year.

(9)	Estimated.
(10)	Assumes (x) completion of this offering and (y) that prior to completion of this offering we issue drawdown notices for the remaining portion of the undrawn Capital Commitments.
(11)

Our shareholders indirectly bear the expenses of underlying funds or other investment vehicles in which we invest that (1) are investment companies or (2) would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act (“Acquired Funds”). This amount includes the estimated annual fees and expenses of Sebago Lake, LLC, our joint venture with The Regents of the University of California, which is our only Acquired Fund as of May 8, 2019.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage (taking into account the repayment of certain credit facility indebtedness as described in “Use of Proceeds”) and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains	$134	$282	$440	$843

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Because the income portion of the Incentive Fee under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of the capital gains portion of the Incentive Fee under the Investment Advisory Agreement. The income portion of the Incentive Fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an Incentive Fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our Board authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED FINANCIAL DATA AND OTHER INFORMATION

The following table below sets forth our selected consolidated historical financial data for the three months ended March 31, 2018 and March 31, 2019 and the years ended December 31, 2018, 2017 and 2016. The selected consolidated historical financial data has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016, and the unaudited consolidated financial statements for the three months ended March 31, 2019 and 2018, which are included elsewhere in this prospectus and our SEC filings.

The selected consolidated financial information and other data presented below should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in millions, except per share amounts)	2019 (Unaudited)	2018 (Unaudited)	2018	2017	2016
Consolidated Statement of Operations Data
Income
Total investment income	$151.5	$65.4	$388.7	$159.9	$28.8
Expenses
Total expenses	53.8	26.7	142.2	65.9	19.4

Net investment income before income taxes	97.7	38.7	246.5	94.0	9.4
Excise tax expense	1.7	0.1	1.1	0.2	0.4

Net investment income after income taxes	96.0	38.6	245.4	93.8	9.0
Total change in net unrealized gain (loss)	18.5	5.4	(43.6)	9.2	7.6
Total change in realized gain (loss)	—	0.3	0.4	0.7	—

Increase in net assets resulting from operations	$114.5	$44.3	$202.2	$103.7	$16.6

Earnings per common share – basic and diluted	$0.49	$0.44	$1.38	$1.55	$0.78

($ in millions, except per share amounts)	March 31, 2019 (Unaudited)	March 31, 2018 (Unaudited)	December 31, 2018	December 31, 2017	December 31, 2016
Consolidated Balance Sheet Data
Cash and restricted cash	$98.8	$25.9	$127.6	$20.1	$209.4
Investments at fair value	6,831.7	3,029.2	5,784.1	2,389.8	967.4
Total assets	6,980.0	3,072.0	5,951.0	2,443.5	1,180.8
Total debt (net of unamortized debt issuance costs)	2,769.8	1,338.5	2,567.7	919.4	491.9
Total liabilities	2,899.7	1,398.0	2,686.2	971.0	500.3
Total net assets	$4,080.3	$1,674.0	$3,264.8	$1,472.6	$680.5
Net asset value per share	$15.26	$15.14	$15.10	$15.03	$14.85
Other Data:
Number of portfolio companies	81	47	73	40	21
Distributions Declared Per Share	$0.33	$0.33	$1.42	$1.35	$0.06
Total return based on net asset value(1)	3.3%	2.9%	10.2%	10.6%	(0.6	) %
Weighted average total yield of portfolio at fair value	9.4%	9.2%	9.4%	8.8%	9.0%
Weighted average total yield of portfolio at amortized cost	9.4%	9.3%	9.4%	8.9%	9.0%
Weighted average yield of debt and income producing securities at fair value	9.4%	9.2%	9.4%	8.8%	9.0%
Weighted average yield of debt and income producing securities at amortized cost	9.4%	9.3%	9.4%	8.9%	9.0%
Fair value of debt investments as a percentage of principal	98.2%	98.8%	97.9%	98.9%	98.8%

(1)	Total return is calculated as the change in NAV per share during the period, plus distributions per share, if any, divided by the beginning NAV per share.

RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks associated with the investment, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history.

We were formed on October 15, 2015 and are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve or sustain our investment objective and that the value of your investment could decline substantially or your investment could become worthless.

The lack of liquidity in our investments may adversely affect our business.

We may acquire a significant percentage of our portfolio company investments from privately held companies in directly negotiated transactions. Substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than exchange-listed securities or other securities for which there is an active trading market. We typically would be unable to exit these investments unless and until the portfolio company has a liquidity event such as a sale, refinancing, or initial public offering.

The illiquidity of our investments may make it difficult or impossible for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, investments purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer, market events, economic conditions or investor perceptions.

Defaults under our current borrowings or any future borrowing facility or notes may adversely affect our business, financial condition, results of operations and cash flows.

Our borrowings may include customary covenants, including certain limitations on our incurrence of additional indebtedness and on our ability to make distributions to our shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default. In the event we default under the terms of our current or future borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under the terms of our current or future borrowings, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. An event of default under the terms of our current or any future borrowings could result in an accelerated maturity date for all amounts outstanding thereunder, and in some instances, lead to a cross-default under other borrowings. This could reduce our liquidity and cash flow and impair our ability to grow our business.

Collectively, substantially all of our assets are currently pledged as collateral under our credit facilities. If we were to default on our obligations under the terms of our credit facilities or any future secured debt instrument the agent for the applicable creditors would be able to assume control of the disposition of any or all of our assets securing such debt, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Provisions in our borrowings or any other future borrowings may limit discretion in operating our business.

Any security interests and/or negative covenants required by a credit facility we enter into or notes we issue may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition and could lead to cross default under other credit facilities. This could reduce our liquidity and cash flow and impair our ability to manage our business.

Under the terms of the Revolving Credit Facility, we have agreed not to incur any additional secured indebtedness other than in certain limited circumstances in which the incurrence is permitted under the Revolving Credit Facility. In addition, if our borrowing base under the Revolving Credit Facility were to decrease, we would be required to secure additional assets or repay advances under the Revolving Credit Facility which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, under the terms of our credit facilities we are subject to limitations as to how borrowed funds may be used, as well as regulatory restrictions on leverage which may affect the amount of funding that we may obtain. There may also be certain requirements relating to portfolio performance, a violation of which could limit further advances and, in some cases, result in an event of default. This could reduce our liquidity and cash flow and impair our ability to grow our business.

The Note Purchase Agreement, pursuant to which the 2023 Notes were issued, includes prohibitions on certain fundamental changes at the Company or any subsidiary guarantor.

We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.

As part of our business strategy, we may borrow from and issue senior debt securities to banks, insurance companies and other lenders or investors. Holders of these senior securities will have fixed-dollar claims on our assets that are superior to the claims of our common shareholders. If the value of our assets decreases, leverage would cause our net asset value to decline more sharply than it otherwise would have if we did not employ leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments.

Our ability to service any borrowings that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, the management fee will be payable based on our average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, which may give our Investment Adviser an incentive to use leverage to make additional investments. See “— Our fee structure may create incentives for our Adviser to make speculative investments or use substantial leverage.” The amount of leverage that we employ will depend on our Investment Adviser’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us, which could affect our return on capital.

In addition to having fixed-dollar claims on our assets that superior to the claims of our common shareholders, obligations to lenders may be secured by a first priority security interest in our portfolio of investments and cash.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. Leverage generally magnifies the return of shareholders when the portfolio return is positive and magnifies their losses when the portfolio return is negative. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common shareholder(1)	-20.34%	-11.79%	-3.23%	5.32%	13.87%

(1)

Assumes, as of March 31, 2019, (i) $7.0 billion in total assets, (ii) $2.8 billion in outstanding indebtedness, (iii) $4.1 billion in net assets and (iv) weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 4.7%.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.

Price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses.

Conditions in the U.S. corporate debt market may experience disruption or deterioration in the future, which may cause pricing levels to decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale or other disposition of our investments, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain additional debt financing, or if our borrowing capacity is materially reduced, our business could be materially adversely affected.

We may want to obtain additional debt financing, or need to do so upon maturity of our credit facilities, in order to obtain funds which may be made available for investments. The revolving period under the Revolving Credit Facility ends on January 31, 2020, and the Revolving Credit Facility matures on March 29, 2023. The Subscription Credit Facility will terminate before this offering commences and, the SPV Asset Facility I, the 2023 Notes, the SPV Asset Facility II, the SPV Asset Facility III, and the 2024 Notes mature on December 21, 2022, June 21, 2023, October 10, 2026, December 14, 2023 and April 15, 2024, respectively. If we are unable to renew or replace any such facilities and enter into new debt financing facilities or other debt financing on commercially reasonable terms, our liquidity may be reduced significantly. In addition, if we are unable to repay amounts outstanding under any such facilities and are declared in default or are unable to renew or refinance these facilities, we may not be able to make new investments or operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as lack of access to the credit markets, a severe decline in the value of the U.S. dollar, an economic downturn or an operational problem that affects us or third parties, and could materially damage our business operations, results of operations and financial condition.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. To the extent that we use leverage to partially finance our investments through borrowing from banks and other lenders, you will experience increased risks of investing in our securities. If the value of our assets decreases, leverage would cause our net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses.

The amount of leverage that we employ will depend on our Adviser’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a business development company, generally, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, must be at least 200%; however, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. This means that generally, we can borrow up to $1 for every $1 of investor equity (or, if certain conditions are met, we can borrow up to $2 for every $1 of investor equity). The reduced asset coverage requirement would permit a BDC to double the amount of leverage it could incur. For additional information about the asset coverage requirements, see “Regulation — Senior Securities”. If this ratio declines below 200% (or 150% if certain requirements are met), we cannot incur additional debt and could be required to sell a portion of our investments to repay some indebtedness when it may be disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to service our debt or make distributions.

Global economic, political and market conditions may adversely affect our business, financial condition and results of operations, including our revenue growth and profitability.

The worldwide financial markets, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

In August 2011 and then affirmed in August 2013, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. Additionally, in January of 2012, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating for several large European countries. These ratings negatively impacted global markets and economic conditions. Although U.S. lawmakers have taken steps to avoid further downgrades, U.S. budget deficit concerns and similar conditions in Europe, China and elsewhere have increased the possibility of additional credit-rating downgrades and worsening global economic and market conditions. There can be no assurance that current or future governmental measures to mitigate these conditions will be effective. These conditions, government actions and future developments may cause interest rates and borrowing costs to rise, which may adversely affect our ability to access debt financing on favorable terms and may increase the interest costs of our borrowers, hampering their ability to repay us. Continued or future adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities, suggesting that key economic indicators, such as the unemployment rate, had showed signs of improvement since the inception of the program. It is possible that, without quantitative easing by the Federal Reserve, these developments, along with the United States government’s credit and deficit concerns and other global economic conditions, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Additionally, in December 2016, the Federal Reserve raised its federal funds target rate. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may further increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms and may also increase the costs of our borrowers, hampering their ability to repay us.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our loans. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth.

Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

The occurrence of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our investments, and our ongoing operations, costs and profitability. Any such unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain financing, particularly from the debt markets. In addition, any future financial market uncertainty could lead to financial market disruptions and could further impact our ability to obtain financing. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results and financial condition.

Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose a significant number of its key professionals, or terminate the Advisory Agreement, our ability to achieve our investment objective could be significantly harmed.

We do not have any employees. Additionally, we have no internal management capacity other than our appointed executive officers and will be dependent upon the investment expertise, skill and network of business contacts of our Adviser to achieve our investment objective. Our Adviser will evaluate, negotiate, structure, execute, monitor, and service our investments. Our success will depend to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of key professionals from our Adviser could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective also depends on the ability of our Adviser to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals of adequate number and sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to retain, hire, train, supervise, and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Investment Advisory Agreement has a termination provision that allows the agreement to be terminated by us on 60 days’ notice without penalty by the vote of a Majority of the Outstanding Shares of our common stock or by the vote of our independent directors. Furthermore, the Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by the Adviser. If the Adviser resigns or is terminated, or if we do not obtain the requisite approvals of shareholders and our Board to approve an agreement with the Adviser after an assignment, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms prior to the termination of the Investment Advisory Agreement, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption and costs under any new agreements that we enter into could increase. Our financial condition, business and results of operations, as well as our ability to meet our payment obligations under the Notes and other indebtedness may decline.

Because our business model depends to a significant extent upon the Adviser’s relationships with corporations, financial institutions and investment firms, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Our Adviser depends on its relationships with corporations, financial institutions and investment firms, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our

Adviser has relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses.

We may compete for investments with other business development companies and investment funds (including registered investment companies, private equity funds and mezzanine funds), including Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., Owl Rock First Lien Master Fund, L.P. and other clients of the Adviser or its affiliates, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, continue to increase their investment focus in our target market of privately owned U.S. companies. We may experience increased competition from banks and investment vehicles who may continue to lend to the middle market. Additionally, the Federal Reserve and other bank regulators may periodically provide incentives to U.S. commercial banks to originate more loans to U.S. middle market private companies. As a result of these market participants and regulatory incentives, competition for investment opportunities in privately owned U.S. companies is strong and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some competitors may have higher risk tolerances or different risk assessments than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We may lose investment opportunities if we do not match our competitors’ pricing, terms, and investment structure criteria. If we are forced to match these competitors’ investment terms criteria, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC tax treatment. The competitive pressures we face, and the manner in which we react or adjust to competitive pressures, may have a material adverse effect on our business, financial condition, results of operations, effective yield on investments, investment returns, leverage ratio, and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also, we may not be able to identify and make investments that are consistent with our investment objective.

Our investment portfolio will be recorded at fair value as determined in good faith in accordance with procedures established by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in accordance with procedures established by our Board. There is not a public market or active secondary market for many of the types of investments in privately held companies that we hold and intend to make. Our investments may not be publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors, if at all. As a result, we will value these investments quarterly at fair value as determined in good faith in accordance with valuation policy and procedures approved by our Board.

The determination of fair value, and thus the amount of unrealized appreciation or depreciation we may recognize in any reporting period, is to a degree subjective, and our Adviser has a conflict of interest in making recommendations of fair value. We will value our investments quarterly at fair value as determined in good faith by our Board, based on, among other things, input of the Adviser, our Audit Committee and independent third-

party valuation firm(s) engaged at the direction of the Board. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value in accordance with procedures established by our Board may differ materially from the values that would have been used if an active market and market quotations existed for such investments. Our net asset value could be adversely affected if the determinations regarding the fair value of the investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders.

Our Board has the authority to modify or waive current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our securities. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state, and federal levels. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth in this prospectus and may shift our investment focus from the areas of expertise of our Adviser. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment in us.

Changes to United States tariff and import/export regulations may have a negative effect on our portfolio companies and, in turn, harm us.

Significant changes to U.S. trade policy, including changes to current legislation and trade agreements and the imposition of tariffs have been discussed by the current U.S. presidential administration and certain members of Congress. Recently, the administration has imposed tariffs on a range of goods imported into the U.S., and a few countries have retaliated with tariffs against the United States. These retaliatory actions could trigger extended “trade wars” between the U.S. and its trading partners, resulting in additional barriers to the international market, inclusive of customers, vendors, and potential investors. Under these circumstances, the cost of goods for some portfolio companies could increase, resulting in lower consumer demand for their goods and reduced cash flows. While it is unknown whether and to what extent new legislation will be enacted into law, the enactment or amendment of trade legislation and/or renegotiation of trade agreements may impose additional compliance costs on portfolio companies, restrict their ability to participate in international markets and otherwise disrupt their current operations.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering of common equity securities, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. For so long as we remain an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock and debt less attractive because we will rely on some or all of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition periods.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We expend significant financial and other resources to comply with the requirements of being a public entity.

As a public entity, we are subject to the reporting requirements of the 1934 Act and requirements of the Sarbanes-Oxley Act. The 1934 Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight are required. We have implemented procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to remain an emerging growth company for up to five years following the completion of this offering of common equity securities or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the 1934 Act which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

We may experience fluctuations in our operating results.

We may experience fluctuations in our operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, interest rates and default rates on the debt investments we make, the level of our expenses, variations in and the timing of the recognition of realized gains or losses, unrealized appreciation or depreciation, the degree to which we encounter competition in our markets, and general economic conditions. These occurrences could have a material adverse effect on our results of operations, our ability to pay distributions to our shareholders.

Any unrealized depreciation we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith in accordance with procedures established by our Board. Decreases in the market values or fair values of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investments at Fair Value.”

We are only subject to certain limitations with respect to the proportion of our assets that may be invested in a single issuer.

We intend to operate as a non-diversified management investment company; however, we are currently and may, from time to time, in the future, be considered a diversified management investment company pursuant to the definitions set forth in the Investment Company Act. In addition, we are subject to the asset diversification requirements associated with our qualification as a RIC for U.S. federal income tax purposes. While we are not targeting any specific industries, our investments may be focused on relatively few industries. To the extent that we hold large positions in a small number of issuers, or within a particular industry, our net asset value may be subject to greater fluctuation. We may also be more susceptible to any single economic or regulatory occurrence or a downturn in particular industry.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, portfolio monitoring, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts;

•	outages due to idiosyncratic issues at specific service providers; and

•	cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the net asset value of our common stock and our ability to pay distributions to our shareholders.

Internal and external cyber threats, as well as other disasters, could impair our ability to conduct business effectively.

The occurrence of a disaster, such as a cyber-attack against us or against a third-party that has access to our data or networks, a natural catastrophe, an industrial accident, failure of our disaster recovery systems, or consequential employee error, could have an adverse effect on our ability to communicate or conduct business, negatively impacting our operations and financial condition. This adverse effect can become particularly acute if those events affect our electronic data processing, transmission, storage, and retrieval systems, or impact the availability, integrity, or confidentiality of our data.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins or unauthorized tampering. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary, and other information processed, stored in, and transmitted through our computer systems and networks. Such an attack could cause interruptions or malfunctions in our operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.

Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incidents that adversely affects our data, resulting in increased costs and other consequences as described above.

Cybersecurity risks and cyber incidents may adversely affect our business or the business of our portfolio companies by causing a disruption to our operations or the operations of our portfolio companies, a compromise or corruption of our confidential information or the confidential information of our portfolio companies and/or damage to our business relationships or the business relationships of our portfolio companies, all of which could negatively impact the business, financial condition and operating results of us or our portfolio companies.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of the information resources of us or our portfolio companies. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our portfolio companies for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to business relationships. As our and our portfolio companies’ reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by third-party service providers, and the information systems of our portfolio companies. We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

We are exposed to risks associated with changes in interest rates.

Because we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.

In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

The interest rates of our term loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate in term loans we extend to portfolio companies such that the interest due to us pursuant to a term loan extended to a portfolio company is calculated using LIBOR. The terms of our debt investments generally include minimum interest rate floors which are calculated based on LIBOR.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short term repurchase agreements, backed by Treasury securities called the Secured Overnight Financing Rate (“SOFR”). The first publication of SOFR was released in April 2018. Whether or not SOFR attains market traction as a LIBOR replacement remains a question and the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate the credit agreements extending beyond 2021 with our portfolio companies that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established in its place, which may have an adverse effect on our ability to receive attractive returns. In addition, if LIBOR ceases to exist we may need to renegotiate any LIBOR based credit facilities to replace LIBOR with the new standard that is established in its place.

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

The decision made in the United Kingdom referendum to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. The extent and process by which the United Kingdom will exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on our ability, and the ability of our portfolio companies, to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that our returns and the returns of our portfolio companies will be adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Potential declines in the value of the British Pound and/or the euro against other currencies, along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of any of our portfolio companies located in the United Kingdom or Europe.

Risks Related to Our Adviser and Its Affiliates

The Adviser and its affiliates have limited experience managing a business development company.

Our Adviser and its affiliates have limited experience managing a vehicle regulated as a business development company and may not be able to operate our business successfully or achieve our investment objective. As a result, an investment in our securities may entail more risk than the securities of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles previously managed by the personnel of our Adviser and its affiliates. For example, under the 1940 Act, business development companies are generally required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, asset diversification and other requirements. Any failure by us to comply with these provisions could prevent us from maintaining our qualification as a business development company or tax treatment as a RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Adviser’s and its affiliates’ limited experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, make it more difficult for us to achieve our investment objective.

The Adviser and its affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking by us.

The Adviser and its affiliates will receive substantial fees from us in return for their services. Following an Exchange Listing (which will include this offering), these fees may include certain incentive fees based on the amount of appreciation of our investments. These fees could influence the advice provided to us. Generally, the more equity we sell in public offerings and the greater the risk assumed by us with respect to our investments, including through the use of leverage, the greater the potential for growth in our assets and profits, and, correlatively, the fees payable by us to our Adviser. These compensation arrangements could affect our Adviser’s or its affiliates’ judgment with respect to public offerings of equity and investments made by us, which allow our Adviser to earn increased asset management fees.

The time and resources that individuals associated with our Adviser devote to us may be diverted, and we may face additional competition due to the fact that neither our Adviser nor its affiliates is prohibited from raising money for or managing another entity that makes the same types of investments that we target.

The Adviser and its affiliates currently manage Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund and are not prohibited from raising money for and managing future investment entities that make the same or similar types of investments as those we target. As a result, the time and resources that our Adviser devotes to us may be diverted, and during times of intense activity in other investment programs they may devote less time and resources to our business than is necessary or appropriate. In addition, we may compete with any such investment entity also managed by the Adviser or its affiliates for the same investors and investment opportunities.

The Adviser and its affiliates may face conflicts of interest with respect to services performed for issuers in which we invest.

Our Adviser and its affiliates may provide a broad range of financial services to companies in which we invest, including providing arrangement, syndication, origination structuring and other services to our borrowers, in compliance with applicable law, and will generally be paid fees for such services. In addition, affiliates of our Adviser may act as placement agents or in similar capacities in connection with an offering of securities by one of the companies in our portfolio. Any compensation received by our Adviser or its affiliates for providing these services will not be shared with us and may be received before we realize a return on our investment. Our Adviser and its affiliates may face conflicts of interest with respect to services performed for these companies, on the one hand, and investments recommended to us, on the other hand.

The Adviser or its affiliates may have incentives to favor their respective other accounts and clients over us, which may result in conflicts of interest that could be harmful to us.

Because our Adviser and its affiliates manage assets for, or may in the future manage assets for, other investment companies, pooled investment vehicles and/or other accounts (including institutional clients, pension plans, co-invest vehicles and certain high net worth individuals), certain conflicts of interest are present. For instance, the Adviser and its affiliates may receive asset management performance-based, or other fees from certain accounts that are higher than the fees received by our Adviser from us. In those instances, a portfolio manager for our Adviser has an incentive to favor the higher fee and/or performance-based fee accounts over us.

In addition, a conflict of interest exists to the extent our Adviser, its affiliates, or any of their respective executives, portfolio managers or employees have proprietary or personal investments in other investment companies or accounts or when certain other investment companies or accounts are investment options in our Adviser’s or its affiliates’ employee benefit plans. In these circumstances, our Adviser has an incentive to favor these other investment companies or accounts over us. Our Board will seek to monitor these conflicts but there can be no assurances that such monitoring will fully mitigate any such conflicts.

Our fee structure may create incentives for our Adviser to make speculative investments or use substantial leverage.

The incentive fee payable by us to our Adviser after an Exchange Listing (which will include this offering) may create an incentive for our Adviser to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements. The way in which the incentive fee is determined may encourage our Adviser to use leverage to increase the leveraged return on our investment portfolio.

In addition, the fact that our base management fee is payable based upon our average gross assets (which includes any borrowings used for investment purposes) may encourage our Adviser to use leverage to make additional investments. Such a practice could make such investments more risky than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns. Under certain circumstances, the use of substantial leverage (up to the limits prescribed by the 1940 Act) may increase the likelihood of our defaulting on our borrowings, which would be detrimental to holders of our securities.

We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interests.

Our Adviser will experience conflicts of interest in connection with the management of our business affairs relating to and arising from a number of matters, including: the allocation of investment opportunities by our Adviser and its affiliates; compensation to our Adviser; services that may be provided by our Adviser and its affiliates to issuers in which we invest; investments by us and other clients of our Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds managed by our Adviser; differing recommendations given by our Adviser to us versus other clients; our Adviser’s use of information gained from issuers in our portfolio for investments by other clients, subject to applicable law; and restrictions on our Adviser’s use of “inside information” with respect to potential investments by us.

Specifically, we may compete for investments with affiliated business development companies or funds that are also advised by our Adviser, such as Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp., subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending investments on our behalf. To mitigate these conflicts, the Owl Rock Advisers will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with the Owl Rock Advisers allocation policy, taking into account such factors as the relative amounts of capital available for new investments; cash on hand; existing commitments and reserves; the investment programs and portfolio positions of the participating investment accounts, including portfolio construction, diversification and concentration considerations; the investment objectives, guidelines and strategies of each client; the clients for which participation is appropriate’ each client’s life cycle; targeted leverage level; targeted asset mix and any other factors deemed appropriate.

We may be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC. We, our Adviser and certain affiliates have been granted exemptive relief by the SEC to permit us to co-invest with other funds managed by our Adviser or certain of its affiliates, including Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp., in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers allocation policy seeks to ensure equitable allocation of investment opportunities between us, and/or other funds managed by our Adviser or its affiliates. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

Actions by the Adviser or its affiliates on behalf of their other accounts and clients may be adverse to us and our investments and harmful to us.

Our Adviser and its affiliates manage assets for accounts other than us, including private funds (for purposes of this section, “Adviser Funds”) including, but not limited to, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund. Actions taken by our Adviser or its affiliates on behalf of its Adviser Funds may be adverse to us and our investments, which could harm our performance. For example, we may invest in the same credit obligations as other Adviser Funds, although, to the extent permitted under the 1940 Act, our investments may include different obligations of the same issuer. Decisions made with respect to the securities held by one Adviser Fund may cause (or have the potential to cause) harm to the different class of securities of the issuer held by other Adviser Funds (including us).

Our access to confidential information may restrict our ability to take action with respect to some investments, which, in turn, may negatively affect our results of operations.

We, directly or through our Adviser, may obtain confidential information about the companies in which we have invested or may invest or be deemed to have such confidential information. Our Adviser may come into possession of material, non-public information through its members, officers, directors, employees, principals or affiliates. The possession of such information may, to our detriment, limit the ability of us and our Adviser to buy or sell a security or otherwise to participate in an investment opportunity. In certain circumstances, employees of our Adviser may serve as board members or in other capacities for portfolio or potential portfolio companies, which could restrict our ability to trade in the securities of such companies. For example, if personnel of our Adviser come into possession of material non-public information with respect to our investments, such personnel will be restricted by our Adviser’s information-sharing policies and procedures or by law or contract from sharing such information with our management team, even where the disclosure of such information would be in our best interests or would otherwise influence decisions taken by the members of the management team with respect to that investment. This conflict and these procedures and practices may limit the freedom of our Adviser to enter into or exit from potentially profitable investments for us, which could have an adverse effect on our results of operations. Accordingly, there can be no assurance that we will be able to fully leverage the resources and industry expertise of our Adviser in the course of its duties. Additionally, there may be circumstances in which one or more individuals associated with our Adviser will be precluded from providing services to us because of certain confidential information available to those individuals or to other parts of our Adviser.

We may be obligated to pay our Adviser incentive fees even if we incur a net loss due to a decline in the value of our portfolio and even if our earned interest income is not payable in cash.

Upon an Exchange Listing (which will include this offering), the Investment Advisory Agreement entitles our Adviser to receive an incentive fee based on our pre-incentive fee net investment income regardless of any capital losses. In such case, we may be required to pay our Adviser an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to the pre-incentive fee net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest in the form of securities received rather than cash (“payment-in-kind” or “PIK” income”). PIK income will be included in the pre-incentive fee net investment income used to calculate the incentive fee to our Adviser even though we do not receive the income in the form of cash. If a portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. Our Adviser is not obligated to reimburse us for any part of the incentive fee it received that was based on accrued interest income that we never receive as a result of a subsequent default.

The quarterly incentive fee on income is recognized and paid without regard to: (i) the trend of pre-incentive fee net investment income as a percent of adjusted capital over multiple quarters in arrears which may in fact be consistently less than the quarterly preferred return, or (ii) the net income or net loss in the current calendar quarter, the current year or any combination of prior periods.

For federal income tax purposes, we may be required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our tax treatment as a RIC and/or minimize excise tax. Under such circumstances, we may have difficulty distributing to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”) necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay the incentive fee on income with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate on a principal basis, absent the prior approval of our Board and, in some cases, the SEC. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, including other funds or clients advised by the Adviser or its affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves a joint investment), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates or anyone who is under common control with us. The SEC has interpreted the business development company regulations governing transactions with affiliates to prohibit certain joint transactions involving entities that share a common investment adviser. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company that is controlled by a fund managed by either of our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment or disposition opportunities that would otherwise be available to us.

On February 7, 2017, we, the Adviser and certain of our affiliates received exemptive relief from the SEC to permit us to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing.

In situations when co-investment with the Adviser’s or its affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the exemptive relief granted to us by the SEC, our Adviser will need to decide which client or clients will proceed with the investment.

Generally, we will not be entitled to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will not invest in any issuer in which an affiliate’s other client holds a controlling interest.

We may make investments that could give rise to a conflict of interest.

We do not expect to invest in, or hold securities of, companies that are controlled by an affiliate’s other clients. However, our Adviser or an affiliate’s other clients may invest in, and gain control over, one of our portfolio companies. If our Adviser or an affiliate’s other client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions our Adviser may be unable to implement our investment strategies as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Adviser may be unable to engage in certain transactions that it would otherwise pursue. In order to avoid these conflicts and restrictions, our Adviser may choose to exit such investments prematurely and, as a result, we may forego any positive returns associated with such investments. In addition, to the extent that an affiliate’s other client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.

The recommendations given to us by our Adviser may differ from those rendered to their other clients.

Our Adviser and its affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though such other clients’ investment objectives may be similar to ours, which could have an adverse effect on our business, financial condition and results of operations.

Our Adviser’s liability is limited under the Investment Advisory Agreement, and we are required to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Our Adviser has not assumed any responsibility to us other than to render the services described in the Investment Advisory Agreement (and, separately, under the Administration Agreement), and it will not be responsible for any action of our Board in declining to follow our Adviser’s advice or recommendations. Pursuant to the Investment Advisory Agreement, our Adviser and its directors, officers, shareholders, members, agents, employees, controlling persons, and any other person or entity affiliated with, or acting on behalf of our Adviser will not be liable to us for their acts under the Investment Advisory Agreement, absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have also agreed to indemnify, defend and protect our Adviser and its directors, officers, shareholders, members, agents, employees, controlling persons and any other person or entity affiliated with, or acting on behalf of our Adviser with respect to all damages, liabilities, costs and expenses resulting from acts of our Adviser not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. However, in accordance with Section 17(i) of the 1940 Act, neither the Adviser nor any of its affiliates, directors, officers, members, employees, agents, or representatives may be protected against any liability to us or our investors to which it would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of its office. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

The Adviser’s failure to comply with pay-to-play laws, regulations and policies could have an adverse effect on the Adviser, and thus, us.

A number of U.S. states and municipal pension plans have adopted so-called “pay-to-play” laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted a rule that, among other things, prohibits an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives or employees makes a contribution to certain elected officials or candidates. If the Adviser, any of its employees or affiliates or any service provider acting on its behalf, fails to comply with such laws, regulations or policies, such non-compliance could have an adverse effect on the Adviser, and thus, us.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a business development company, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions and correspondingly decrease our operating flexibility.

Regulations governing our operation as a business development company and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including risks associated with leverage.

As a result of the Annual Distribution Requirement to qualify for tax treatment as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments in portfolio companies. Currently, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, equals at least 200% (or 150% if certain requirements are met) after such incurrence or issuance. If we issue senior securities, we will be exposed to risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with RIC distribution requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. Therefore, we intend to seek to continuously issue equity securities, which may lead to shareholder dilution.

We may borrow to fund investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which would prohibit us from paying distributions and could prevent us from qualifying for tax treatment as a RIC, which would generally result in a corporate-level U.S. federal income tax on any income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who would be expected to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investments.

Our strategy focuses primarily on originating and making loans to, and making debt and equity investments in, U.S. middle market companies, with a focus on originated transactions sourced through the networks of our Adviser. Short transaction closing timeframes associated with originated transactions coupled with added tax or accounting structuring complexity and international transactions may result in higher risk in comparison to non-originated transactions.

First-Lien Debt. When we make a first-lien loan, we generally take a security interest in the available assets of the portfolio company, including the equity interests of its subsidiaries, which we expect to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In some circumstances, our lien is, or could become, subordinated to claims of other creditors. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we need to enforce our remedies. In addition, in connection with any “last out” first-lien loans in which we may invest, we would enter into agreements among lenders. Under these agreements, our interest in the collateral of the first-lien loans may rank junior to those of other lenders in the loan under certain circumstances. This may result in greater risk and loss of principal on these loans.

Second-Lien and Mezzanine Debt. Our investments in second-lien and mezzanine debt generally are subordinated to senior loans and will either have junior security interests or be unsecured. As such, other creditors may rank senior to us in the event of insolvency. This may result in greater risk and loss of principal.

Equity Investments. When we invest in first-lien debt, second-lien debt or mezzanine debt, we may acquire equity securities, such as warrants, options and convertible instruments, as well. In addition, we may invest directly in the equity securities of portfolio companies. We seek to dispose of these equity interests and realize gains upon our disposition of these interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Most debt securities in which we intend to invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality and are commonly referred to as “high yield” or “junk”. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal. In addition, some of the loans in which we may invest may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

We may invest through joint ventures, partnerships or other special purpose vehicles and our investments through these vehicles may entail greater risks, or risks that we otherwise would not incur, if we otherwise made such investments directly.

We may make indirect investments in portfolio companies through joint ventures, partnerships or other special purpose vehicles (“Investment Vehicles”) including Sebago Lake LLC. In general, the risks associated with indirect investments in portfolio companies through a joint venture, partnership or other special purpose vehicle are similar to those associated with a direct investment in a portfolio company. While we intend to analyze the credit and business of a potential portfolio company in determining whether to make an investment in an Investment Vehicle, we will nonetheless be exposed to the creditworthiness of the Investment Vehicle. In the event of a bankruptcy proceeding against the portfolio company, the assets of the portfolio company may be used to satisfy its obligations prior to the satisfaction of our investment in the Investment Vehicle (i.e., our investment in the Investment Vehicle could be structurally subordinated to the other obligations of the portfolio company). In addition, if we are to invest in an Investment Vehicle, we may be required to rely on our partners in the Investment Vehicle when making decisions regarding such Investment Vehicle’s investments, accordingly, the value of the investment could be adversely affected if our interests diverge from those of our partners in the Investment Vehicle.

If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.

To attempt to mitigate credit risks, we intend to take a security interest in the available assets of our portfolio companies. There is no assurance that we will obtain or properly perfect our liens.

There is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of a portfolio company to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or that we will be able to collect on the loan should we be forced to enforce our remedies.

We may suffer a loss if a portfolio company defaults on a loan and the underlying collateral is not sufficient.

In the event of a default by a portfolio company on a secured loan, we will only have recourse to the assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss. In addition, we may make loans that are unsecured, which are subject to the risk that other lenders may be directly secured by the assets of the portfolio company. In the event of a default, those collateralized lenders would have priority over us with respect to the proceeds of a sale of the underlying assets. In cases described above, we may lack control over the underlying asset collateralizing our loan or the underlying assets of the portfolio company prior to a default, and as a result the value of the collateral may be reduced by acts or omissions by owners or managers of the assets.

In the event of bankruptcy of a portfolio company, we may not have full recourse to its assets in order to satisfy our loan, or our loan may be subject to “equitable subordination.” This means that depending on the facts and circumstances, including the extent to which we actually provided significant “managerial assistance,” if any, to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors. In addition, certain of our loans are subordinate to other debt of the portfolio company. If a portfolio company defaults on our loan or on debt senior to our loan, or in the event of a portfolio company bankruptcy, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill” periods) and control decisions made in bankruptcy proceedings relating to the portfolio company. Bankruptcy and portfolio company litigation can significantly increase collection losses and the time needed for us to acquire the underlying collateral in the event of a default, during which time the collateral may decline in value, causing us to suffer losses.

If the value of collateral underlying our loan declines or interest rates increase during the term of our loan, a portfolio company may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Decreasing collateral value and/or increasing interest rates may hinder a portfolio company’s ability to refinance our loan because the underlying collateral cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer a loss which may adversely impact our financial performance.

The credit ratings of certain of our investments may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our investments in rated instruments.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity. This risk will be more acute when interest rates decrease, as we may be unable to reinvest at rates as favorable as when we made our initial investment.

A redemption of convertible securities held by us could have an adverse effect on our ability to achieve our investment objective.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

To the extent original issue discount (OID) and payment-in-kind (PIK) interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include OID and PIK instruments. To the extent OID and PIK constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in income for financial reporting purposes in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and taxable income prior to receipt of cash, including the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability or deferred payments and the value of any associated collateral;

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Original issue discount instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower;

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For U.S. GAAP purposes, cash distributions to shareholders that include a component of OID income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of OID income may come from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact;

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The presence of OID and PIK creates the risk of non-refundable cash payments to our Adviser in the form of incentive fees on income based on non-cash OID and PIK accruals that may never be realized; and

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In the case of PIK, “toggle” debt, which gives the issuer the option to defer an interest payment in exchange for an increased interest rate in the future, the PIK election has the simultaneous effect of increasing the investment income, thus increasing the potential for realizing incentive fees.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our strategy focuses on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Adviser. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, any holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company and our portfolio company may not have sufficient assets to pay all equally ranking credit even if we hold senior, first-lien debt.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of our shares will be used for our investment opportunities, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as base management fees, incentive fees, other fees and distributions. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require additional debt financing or equity capital to operate. We are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to maintain our tax treatment as a RIC. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to acquire additional investments and to expand our operations will be adversely affected. As a result, we would be less able to diversify our portfolio and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Subordinated liens on collateral securing debt investments that we may make to portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we will make in portfolio companies will be secured on a second priority lien basis by the same collateral securing senior debt of such companies. We also make debt investments in portfolio companies secured on a first priority basis. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the first priority or second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the first priority or second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on any such portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Certain of our investments may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our investments could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to certain investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt proceeds are used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on such debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or recharacterize investments made in the form of debt as equity contributions.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we intend to structure certain of our investments as senior debt, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company or a representative of us or our Adviser sat on the board of directors of such portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of our investments in portfolio companies (including that, as a business development company, we may be required to provide managerial assistance to those portfolio companies if they so request upon our offer), we may be subject to allegations of lender liability.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.

We do not currently, and do not expect in the future to control most of our portfolio companies, although we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at a favorable value. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the rate of return on invested capital. Because we may borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Many of our debt investments are based on floating interest rates, such as LIBOR, EURIBOR, the Federal Funds Rate or the Prime Rate, that reset on a periodic basis, and that many of our investments will be subject to interest rate floors. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income, which also could be negatively impacted by our borrowers making prepayments on their loans. On the other hand, an increase in interest rates could increase the interest repayment obligations of our borrowers and result in challenges to their financial performance and ability to repay their obligations. In addition, our cost of funds likely will increase because the interest rates on the majority of amounts we may borrow are likely to be floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor.

Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. Moreover, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.

We may enter into certain hedging transactions, such as interest rate swap agreements, in an effort to mitigate our exposure to adverse fluctuations in interest rates and we may increase our floating rate investments to position the portfolio for rate increases. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk or if we will enter into such interest rate hedges. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments.

We will not have a policy governing the maturities of our investments. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect our net asset value. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate.

To the extent that we make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the Incentive Fee payable to the Adviser.

International investments create additional risks.

We may make investments in portfolio companies that are domiciled outside of the United States. Pursuant to our investment policies, we will not invest more than 20% of our total assets in companies whose principal place of business is outside the United States. Our investments in foreign portfolio companies are deemed “non-qualifying assets”, which means that, as required by the 1940 Act, such investments, along with other investments in non-qualifying assets, may not constitute more than 30% of our total assets at the time of our acquisition of any such asset, after giving effect to the acquisition. Notwithstanding the limitation on our ownership of foreign portfolio companies, such investments subject us to many of the same risks as our domestic investments, as well as certain additional risks, including the following:

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foreign governmental laws, rules and policies, including those relating to taxation and bankruptcy and restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States and any adverse changes in these laws;

•	foreign currency devaluations that reduce the value of and returns on our foreign investments;

•	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we invest;

•	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we invest;

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the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;

•	changes that adversely affect the social, political and/or economic stability of a foreign country in which we invest;

•	high inflation in the foreign countries in which we invest, which could increase the costs to us of investing in those countries;

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deflationary periods in the foreign countries in which we invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and

•	legal and logistical barriers in the foreign countries in which we invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

In addition, we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return that we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated. The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

We expose ourselves to risks when we engage in hedging transactions.

We have entered, and may in the future enter, into hedging transactions, which may expose us to risks associated with such transactions. We may seek to utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates and the relative value of certain debt securities from changes in market interest rates. Use of these hedging instruments may include counter-party credit risk. To the extent we have non-U.S. investments, particularly investments denominated in non-U.S. currencies, our hedging costs will increase.

Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions were to decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions were to increase. It also may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging strategy will depend on our ability to correctly identify appropriate exposures for hedging. In connection with our 2023 Notes and 2024 Notes, which bear interest at fixed rates, we entered into interest rate swaps to continue to align the interest rates of our liabilities with our investment portfolio, which consists of predominately floating rate loans. However, unanticipated changes in currency exchange rates or other exposures that we might hedge may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary, as may the time period in which the hedge is effective relative to the time period of the related exposure.

For a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the positions being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. Income derived from hedging transactions also is not eligible to be distributed to non-U.S. stockholders free from withholding taxes. Changes to the regulations applicable to the financial instruments we use to accomplish our hedging strategy could affect the effectiveness of that strategy. See “ —Risks Related to Our Investments—The new market structure applicable to derivatives imposed by the Dodd-Frank Act may affect our ability to use over-the-counter (“OTC”) derivatives.” and “—Risks Related to Our Investments—We will be exposed to risks associated with changes in interest rates.”

Finally, the SEC has issued a proposed rule, Rule 18f-4, that if adopted would potentially constrain our ability to use swaps and other derivatives. Among other requirements, the proposed rule could potentially force us to reduce our use of leverage if our aggregate exposure to swap or derivative positions, together with outstanding leverage and any financial commitments to our portfolio companies, exceeds 150 percent of our net asset value, absent an assessment that our use of derivatives reduces our actual portfolio risk. In addition, we may be required under the proposed rule to carry sufficient cash and cash equivalents to meet our actual, and in some cases, expected future, obligations under any swaps or derivatives we currently have in place, which could cause the returns on our overall portfolio to be lower as a result. We cannot assure you when or if the proposed rule will be adopted by the SEC, and if adopted, whether the final rule will similarly constrain our ability to utilize swaps and derivatives in the future.

The new market structure applicable to derivatives imposed by the Dodd-Frank Act may affect our ability to use over-the-counter (“OTC”) derivatives for hedging purposes.

The Dodd-Frank Act enacted, and the U.S. Commodity Futures Trading Commission (“CFTC”) and SEC have issued or proposed rules to implement, both broad new regulatory requirements and broad new structural requirements applicable to OTC derivatives markets and, to a lesser extent, listed commodity futures (and futures options) markets. Similar changes are in the process of being implemented in other major financial markets.

Recent and anticipated regulatory changes require that certain types of OTC derivatives, including those that we may use for hedging activities, including interest rate and credit default swaps, be cleared and traded on regulated platforms, and these regulatory changes are expected to apply to foreign exchange transactions in the future. U.S. regulators have also adopted rules requiring us to post collateral with respect to cleared OTC derivatives (such as the interest rate swaps we entered into in connection the 2023 Notes and the 2024 Notes) and rules imposing margin requirements for OTC derivatives executed with registered swap dealers that are not cleared. The margin requirements for cleared and uncleared OTC derivatives may require that our Adviser, in order to maintain its exemption from commodity pool operator (“CPO”) registration under the CFTC No-Action Letter 12-40, limit our ability to enter into hedging transactions or to obtain synthetic investment exposures, in either case adversely affecting our ability to mitigate risk. Furthermore, any failure by us to fulfill any collateral requirement (e.g., a so-called “margin call”) may result in a default and could have a material adverse impact on its business, financial condition and results of operations.

The Dodd-Frank Act also imposed requirements relating to real-time public and regulatory reporting of OTC derivative transactions, enhanced documentation requirements, position limits on an expanded array of derivatives, and recordkeeping requirements. Taken as a whole, these changes could significantly increase the cost of using uncleared OTC derivatives to hedge risks, including interest rate and foreign exchange risk; reduce the level of exposure we are able to obtain for risk management purposes through OTC derivatives (including as the result of the CFTC imposing position limits on additional products); reduce the amounts available to us to make non-derivatives investments; impair liquidity in certain OTC derivatives; and adversely affect the quality of execution pricing obtained by us, all of which could adversely impact our investment returns.

We may enter into total return swaps that would expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the total return swap, which may include a specified security or loan, basket of securities or loans or securities or loan indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A total return swap is typically used to obtain exposure to a security, loan or market without owning or taking physical custody of such security or loan or investing directly in such market. A total return swap may effectively add leverage to our portfolio because, in addition to our total net assets, we would be subject to investment exposure on the amount of securities or loans subject to the total return swap. A total return swap is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In addition, because a total return swap is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage.

Defaults by our portfolio companies could jeopardize a portfolio company’s ability to meet its obligations under the debt or equity investments that we hold which could harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity investments that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, some of the loans in which we may invest may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

As part of our lending activities, we may in certain opportunistic circumstances originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Any such investment would involve a substantial degree of risk. In any reorganization or liquidation proceeding relating to a company that we fund, we may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by us to the borrower.

Our portfolio may be focused on a limited number of portfolio companies or industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Beyond the asset diversification requirements associated with our qualification as a RIC for U.S. federal income tax purposes, we do not have fixed guidelines for diversification. While we are not targeting any specific industries, our investments may be focused on relatively few industries. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, a downturn in any particular industry in which we are invested could significantly affect our aggregate returns.

We cannot guarantee that we will be able to obtain various required licenses in U.S. states or in any other jurisdiction where they may be required in the future.

We are required to have and may be required in the future to obtain various state licenses to, among other things, originate commercial loans, and may be required to obtain similar licenses from other authorities, including outside of the United States, in the future in connection with one or more investments. Applying for and obtaining required licenses can be costly and take several months. We cannot assure you that we will maintain or obtain all of the licenses that we need on a timely basis. We also are and will be subject to various information and other requirements to maintain and obtain these licenses, and we cannot assure you that we will satisfy those requirements. Our failure to maintain or obtain licenses that we require, now or in the future, might restrict investment options and have other adverse consequences.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

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may have limited financial resources and may be unable to meet their obligations under their debt obligations that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment;

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may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

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are more likely to depend on the management talents and efforts of a small group of persons and, therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us; and

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generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis and in any event often have lower volumes than publicly traded securities even in normal market conditions. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our Board. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Adviser or any of its affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction under the 1940 Act. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies, and to monitor the activities and performance of these investments. To the extent that we (or other clients of the Adviser) may hold a larger number of investments, greater demands will be placed on the Adviser’s time, resources and personnel in monitoring such investments, which may result in less attention being paid to any individual investment and greater risk that our investment decisions may not be fully informed. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Certain investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis.

Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of certain investment opportunities. While we generally will not seek to make an investment until the Adviser has conducted sufficient due diligence to make a determination as to the acceptability of the credit quality of the investment and the underlying issuer, in such cases, the information available to the Adviser at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment. In addition, the Adviser may rely upon independent consultants in connection with its evaluation of proposed investments. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants’ actions, many of whom we will have limited recourse against in the event of any such inaccuracies.

We may not have the funds or ability to make additional investments in our portfolio companies.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Even if we do have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, we prefer other opportunities, we are limited in our ability to do so by compliance with business development company requirements or in order to maintain our RIC status. Our ability to make follow-on investments may also be limited by our Adviser’s allocation policies. Any decision not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful investment or may reduce the expected return to us on the investment.

Recent legislation may allow us to incur additional leverage.

The 1940 Act generally prohibits us from incurring indebtedness unless immediately after such borrowing the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, must be at least 200%. However, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. This means that generally, a BDC can borrow up to $1 for every $1 of investor equity or, if certain requirements are met and it reduces its asset coverage ratio, it can borrow up to $2 for every $1 of investor equity. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it could incur. Under the legislation, we are allowed to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive shareholder approval, we would be allowed to increase our leverage capacity on the first day after such approval. Alternatively, the legislation allows the majority of our independent directors to approve an increase in our leverage capacity, and such approval would become effective after one year. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. In addition, before incurring any such additional leverage, we would have to renegotiate or receive a waiver from the contractual leverage limitations under our existing credit facilities and notes. We cannot assure you that we will be able to negotiate a change to our credit facilities or notes to allow us to incur additional leverage or that any such an amendment will be available to us on favorable terms.

As a result of this legislation, we may be able to increase our leverage up to an amount that reduces our asset coverage ratio from 200% to 150%. Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock dividends, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “— Risks Related to Our Business — To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.”

Risks Related to an Investment in Our Common Stock

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

We intend to apply to list our common stock on the New York Stock Exchange. We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that the trading market can be sustained. In addition, we cannot predict the prices at which our common stock will trade. The offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after this offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our common stock trades below its net asset value, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of a majority of our shareholders (including a majority of our unaffiliated shareholders) and our independent directors for such issuance.

A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our shareholders do not have preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue up to 500 million shares of common stock. Pursuant to our charter, a majority of our entire Board may amend our charter to increase the number of shares of common stock we may issue without shareholder approval. Our Board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below net asset value, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our Board and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Upon completion of this offering, we will have             shares of common stock outstanding (or                  shares of common stock if the underwriters’ exercise their option to purchase additional shares of our common stock). The shares of common stock sold in the offering will be freely tradable without restriction or limitation under the 1933 Act.

Any shares purchased in this offering or currently owned by our affiliates, as defined in the 1933 Act, will be subject to the public information, manner of sale and volume limitations of Rule 144 under the 1933 Act. The remaining shares of our common stock that will be outstanding upon the completion of this offering will be “restricted securities” under the meaning of Rule 144 promulgated under the 1933 Act and may only be sold if such sale is registered under the 1933 Act or exempt from registration, including the exemption under Rule 144. See “Shares Eligible for Future Sale.”

In addition, without the consent of the Board:

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for 180 days following an Exchange Listing (which will include this offering), a shareholder is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber any shares of common stock held by such shareholder prior to the date of an Exchange Listing;

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for 270 days following an Exchange Listing (which will include this offering), a shareholder is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber two-thirds of the shares of common stock held by such shareholder prior to the date of an Exchange Listing; and

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for 365 days following an Exchange Listing (which will include this offering), a shareholder is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber one-third of the shares of common stock held by such shareholder prior to the date of an Exchange Listing.

This means that, as a result of these transfer restrictions, without the consent of the Board, a shareholder who owned 99 shares of common stock on the date of an Exchange Listing could not sell any of such shares for 180 days following the Exchange Listing; 181 days following an Exchange Listing, such shareholder could only sell up to 33 of such shares; 271 days following an Exchange Listing, such shareholder could only sell up to 66 of such shares and 366 days following an Exchange Listing, such shareholder could sell all of such shares.

See “Description of Our Capital Stock—Common Stock.” Following this offering and the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our common stock. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our common stock prevailing from time to time.

Certain provisions of our charter and actions of our Board could deter takeover attempts and have an adverse impact on the value of shares of our common stock.

Our charter, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our Board is divided into three classes of directors serving staggered three-year terms. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including shares of preferred stock; and our Board may, without shareholder action, amend our charter to increase the number of shares of our common stock, of any class or series, that we will have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of shares of our common stock the opportunity to realize a premium over the value of shares of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options, including volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The market value of our common stock may fluctuate significantly.

The market value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

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changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC or BDC status;

•	distributions that exceed our net investment income and net income as reported according to GAAP;

•	changes in earnings or variations in operating results;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•	departure of our Adviser or certain of its key personnel;

•	general economic trends and other external factors; and

•	loss of a major funding source.

The amount of any distributions we may make is uncertain. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions per share, if any, may not grow over time, and our distributions per share may be reduced. We have not established any limit on the extent to which we may use borrowings, if any, and we may use offering proceeds to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies).

Subject to our Board’s discretion and applicable legal restrictions, we intend to authorize and declare cash distributions on a monthly or quarterly basis and pay such distributions on a monthly or quarterly basis. We expect to pay distributions out of assets legally available for distribution. However, we cannot assure you that we will achieve investment results that will allow us to make a consistent targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of the risks described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a business development company under the 1940 Act can limit our ability to pay distributions. Distributions from offering proceeds also could reduce the amount of capital we ultimately invest in debt or equity securities of portfolio companies. We cannot assure you that we will pay distributions to our shareholders in the future.

Distributions on our common stock may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

We may pay our distributions from offering proceeds in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value.

Shareholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in shares of our common stock if the investor opts in to the plan. As a result, shareholders that do not elect to participate in our dividend reinvestment plan may experience dilution over time.

Shareholders may experience dilution in the net asset value of their shares if they do not participate in our dividend reinvestment plan and if our shares are trading at a discount to net asset value.

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in shares of our common stock if the investor opts in to the plan. As a result, shareholders who do not elect to participate in our dividend reinvestment plan may experience accretion to the net asset value of their shares if our shares are trading at a premium to net asset value and dilution if our shares are trading at a discount to net asset value. The level of accretion or discount would depend on various factors, including the proportion of our shareholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to shareholders.

Purchases of our common stock by us under the Company 10b5-1 Plan may result in the price of our common stock being higher than the price that otherwise might exist in the open market.

On              , 2019, our Board approved the Company 10b5-1 Plan, under which              , as agent for the Company, will acquire up to $100 million in the aggregate of our common stock during the period beginning after 30 calendar days after the closing of this offering and ending on the earlier of the date on which all the capital committed to the Company 10b5-1 Plan has been exhausted or             , subject to certain conditions.

Whether purchases will be made under the Company 10b5-1 Plan and how much will be purchased at any time is uncertain, dependent on prevailing market prices and trading volumes, all of which we cannot predict. These activities may have the effect of maintaining the market price of our common stock or retarding a decline in the market price of the common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market.

Purchases of our common stock by us under the Company 10b5-1 Plan may result in dilution to our net asset value per share.

The Company 10b5-1 Plan requires             , as our agent, to repurchase shares of common stock on our behalf when the market price per share is below the most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by us to any previously announced net asset value per share). Under the Company 10b5-1 Plan, the agent will increase the volume of purchases made as the price of our common stock declines, subject to volume restrictions.

Because purchases under the Company 10b5-1 Plan will be made beginning at any price below our most recently reported net asset value per share, if our net asset value per share as of the end of a quarter is lower than the net asset per share as of the end of the prior quarter, purchases under the Company 10b5-1 Plan during the period from the end of a quarter to the time of our earnings release announcing the new net asset value per share for that quarter may result in dilution to our net asset value per share. This dilution would occur because we would repurchase shares under the Company 10b5-1 Plan at a price above the net asset value per share as of the end of the most recent quarter end, which would cause a proportionately smaller increase in our shareholders’ interest in our earnings and assets and their voting interest in us than the decrease in our assets resulting from such repurchase. As a result of any such dilution, our market price per share may decline. The actual dilutive effect will depend on the number of shares of common stock that could be so repurchased, the price and the timing of any repurchases under the Company 10b5-1 Plan.

If we issue preferred stock or convertible debt securities, the net asset value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or convertible debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock or convertible debt would likely cause the net asset value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or convertible debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock or debt securities. This decline in net asset value would also tend to cause a greater decline in the market price, if any, for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred stock or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred stock or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt, or any combination of these securities. Holders of preferred stock or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock that we may issue will have the right to elect certain members of our Board and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes.

U.S. Federal Income Tax Risks

We cannot predict how tax reform legislation will affect us, our investments, or our shareholders, and any such legislation could adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. In December 2017, the U.S. House of Representatives and U.S. Senate passed tax reform legislation, which the President signed into law. Such legislation made many changes to the Internal Revenue Code, including significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. We cannot predict with certainty how any changes in the tax laws might affect us, our shareholders, or our portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our shareholders of such qualification, or could have other adverse consequences. Potential investors are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our common stock.

We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our tax treatment as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements. See “Certain U.S. Federal Income Tax Considerations”.

The minimum Annual Distribution Requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. We would be taxed, at regular corporate rates, on retained income and/or gains, including any short-term capital gains or long-term capital gains. We also must satisfy an additional Excise Tax Avoidance Requirement with respect to each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and may, in the future, be subject to (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, or choose or are required to retain a portion of our taxable income or gains, we could (1) be required to pay excise taxes and (2) fail to qualify for RIC tax treatment, and thus become subject to corporate-level income tax on our taxable income (including gains).

The income source requirement will be satisfied if we obtain at least 90% of our annual income from dividends, interest, gains from the sale of stock or securities, or other income derived from the business of investing in stock or securities.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. Specifically, at least 50% of the value of our assets must consist of cash, cash-equivalents (including receivables), U.S. government securities, securities of other RICs, and other acceptable securities if such securities or any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes).

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, since we will likely hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK, secondary market purchases of debt securities at a discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as unrealized appreciation for foreign currency forward contracts and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate-level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

Unrealized appreciation on derivatives, such as foreign currency forward contracts, may be included in taxable income while the receipt of cash may occur in a subsequent period when the related contract expires. Any unrealized depreciation on investments that the foreign currency forward contracts are designed to hedge are not currently deductible for tax purposes. This can result in increased taxable income whereby we may not have sufficient cash to pay distributions or we may opt to retain such taxable income and pay a 4% excise tax. In such cases we could still rely upon the “spillback provisions” to maintain RIC tax treatment.

We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts with respect to debt securities acquired in the secondary market and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes. Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Owl Rock Capital Corporation (the “Company,” “we” or “our”), our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

•

an economic downturn could disproportionately impact the companies that we intend to target for investment, potentially causing us to experience a decrease in investment opportunities and diminished demand for capital from these companies;

•	an economic downturn could also impact availability and pricing of our financing;

•	a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities;

•	interest rate volatility could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;

•

currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars;

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	the ability of our portfolio companies to achieve their objectives;

•	competition with other entities and our affiliates for investment opportunities;

•	the speculative and illiquid nature of our investments;

•	the use of borrowed money to finance a portion of our investments as well as any expectations regarding potential use of leverage;

•	the adequacy of our financing sources and working capital;

•	the loss of key personnel;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of the Adviser to locate suitable investments for us and to monitor and administer our investments;

•	the ability of the Adviser to attract and retain highly talented professionals;

•	our ability to maintain our tax treatment as a regulated investment company RIC under the Code, and as a BDC;

•	the effect of legal, tax and regulatory changes; and

•	other risks, uncertainties and other factors previously identified in the reports and other documents Owl Rock Capital Corporation has filed with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this prospectus. Moreover, we assume no duty and do not undertake to update the forward-looking statements. Because we are an investment company, the forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 21E of the 1934 Act.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $             million, based on an offering price of $             per share of common stock, after deducting the underwriting discounts and commissions paid by us and estimated offering expenses of approximately $             thousand payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount. We expect to use proceeds from this offering to pay down our existing indebtedness with a maturity date of                  which bears interest at                 .

Affiliates of certain of the underwriters are lenders under the              and certain underwriters may receive more than 5% of the proceeds of this offering.

DISTRIBUTIONS

To maintain our tax treatment as a RIC, we must distribute (or be treated as distributing) in each taxable year dividends of an amount equal to at least 90% of our investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gains over net long-term capital losses, as well as other taxable income, excluding any net capital gains reduced by deductible expenses) and 90% of our net tax-exempt income for that taxable year. As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to shareholders. In addition, to avoid the imposition of a nondeductible 4% U.S. federal excise tax, we must distribute (or be treated as distributing) in each calendar year an amount at least equal to the sum of:

•	98% of our net ordinary income, excluding certain ordinary gains and losses, recognized during a calendar year;

•	98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of such calendar year; and

•	100% of any income or gains recognized, but not distributed, in preceding years.

We have previously incurred, and can be expected to incur in the future, such excise tax on a portion of our income and gains. While we intend to distribute income and capital gains to minimize exposure to the 4% excise tax, we may not be able to, or may not choose to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement. See “Risk Factors– Federal Income Tax Risks—We will be subject to corporate-level income tax if we are unable to qualify and maintain our qualification as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries.”

Dividends Declared

On June     , 2019, our Board declared a distribution of     , for shareholders of record on June 30, 2019, payable on or before August 15, 2019.

The following table reflects the distributions declared on shares of our common stock during the three months ended March 31, 2019:

	March 31, 2019
Date Declared	Record Date	Payment Date	Distribution per Share
February 27, 2019	March 31, 2019	May 15, 2019	$0.33

Total Distributions Declared			$0.33

The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2018:

	December 31, 2018
Date Declared	Record Date	Payment Date	Distribution per Share
November 6, 2018	December 31, 2018	January 31, 2019	$0.36
August 7, 2018	September 30, 2018	November 15, 2018	$0.39
June 22, 2018	June 30, 2018	August 15, 2018	$0.34
March 2, 2018	March 31, 2018	April 30, 2018	$0.33

The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2017:

	December 31, 2017
Date Declared	Record Date	Payment Date	Distribution per Share
November 7, 2017	December 31, 2017	January 31, 2018	$0.34
November 7, 2017	November 7, 2017	November 14, 2017	$0.32
August 8, 2017	August 8, 2017	August 15, 2017	$0.26
May 9, 2017	May 9, 2017	May 15, 2017	$0.24
March 7, 2017	March 7, 2017	March 15, 2017	$0.19

The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2016:

	December 31, 2016
Date Declared	Record Date	Payment Date	Distribution per Share
November 8, 2016	November 15, 2016	November 30, 2016	$0.06

Dividend Reinvestment

We have adopted an “opt out” dividend reinvestment plan for our shareholders. See “Dividend Reinvestment Plan”.

CAPITALIZATION

The following table sets forth:

•	the actual consolidated capitalization of the Company at March 31, 2019; and

•

the consolidated capitalization of the Company at March 31, 2019, as adjusted to reflect the assumed sale of $                 shares of our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at an assumed public offering price of $                  per share (the mid-point of the range on the front cover of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $                 thousand payable by us and application of the net proceeds as discussed in more detail under “Use of Proceeds”.

You should read this table together with “Use of Proceeds” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in thousands, except per share amounts)	March 31, 2019	Pro Forma(1)(2)(3)	As Adjusted for this Offering
Assets
Total investments at fair value(1)	$6,831,712	$6,831,712
Cash (restricted cash of $6,013)	98,773	98,773
Interest receivable	43,153	43,153
Receivable from a controlled affiliate	2,697	2,697
Prepaid expenses and other assets	3,650	3,650

Total Assets	$6,979,985	$6,979,985	$—

Liabilities
Debt(1)(2)(3)
Subscription Credit Facility (net of unamortized debt issuance costs of $712)	$700,288	$—
Revolving Credit Facility (net of unamortized debt issuance costs of $4,072)	485,845	—
SPV Asset Facility I (net of unamortized debt issuance costs of $3,451)	396,549	200,000
SPV Asset Facility II (net of unamortized debt issuance costs of $6,154)	543,846	200,000
SPV Asset Facility III (net of unamortized debt issuance costs of $4,598)	495,402	249,961
2023 Notes (net of unamortized debt issuance costs of $1,684)	147,875	147,875
2024 Notes (net of unamortized debt issuance costs)	—	390,866

Total Debt (net of unamortized debt issuance costs of $20,671)	2,769,805	1,188,702
Management fee payable	15,186	15,186
Distribution payable	88,479	88,479
Payables to affiliates	1,975	1,975
Accrued expenses and other liabilities	24,226	24,226

Total Liabilities	2,899,671	1,318,568	—

($ in thousands, except per share amounts)	March 31, 2019	Pro Forma(1)(2)(3)	As Adjusted for this Offering
Net Assets
Common shares $0.01 par value, 500,000,000 shares authorized; 267,306,663 shares issued and outstanding, actual; 370,886,898 shares issued and outstanding, pro forma(3)	$2,673	$3,709
Additional paid-in-capital	4,060,110	5,640,177
Total distributable earnings (losses)	17,531	17,531

Total Net Assets	4,080,314	5,661,417		—

Total Liabilities and Net Assets	$6,979,985	$6,979,985		$—

Net Asset Value Per Share	$15.26	$15.26	$

(1)

Includes the effect of approximately $         net investments funded and drawdowns on our debt facilities to fund investments from April 1, 2019 through May 31, 2019; does not include pipeline investments that may occur subsequent to May 31, 2019 but prior to this offering.

(2)	Adjusted for the issuance of and use of proceeds from the 2024 Notes subsequent to March 31, 2019.
(3)	Adjusted for capital call on , 2019 of $1.581 billion, at $15.26 per share, with the proceeds used to repay outstanding debt.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net asset value per share of our common stock immediately after the completion of this offering. The net asset value per share is determined by dividing the value of (a) total assets minus liabilities by (b) the total number of shares outstanding.

Our net asset value as of             was approximately $         million. After giving effect to the sale of shares to be sold in this offering at the initial public offering price of $         per share, the deduction of underwriting discounts and estimated expenses of this offering payable by us, and the application of the net proceeds as discussed in more detail under “Use of Proceeds,” our net asset value would have been approximately $         million, or $         per share. That net asset value represents an immediate dilution of $         per share, or %, to new investors who purchase our common stock in the offering at the initial public offering price. The foregoing assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the immediate dilution to shares sold in this offering would instead be $         per share.

The following table illustrates the dilution to the shares on a per share basis (without exercise of the underwriters option to purchase additional shares of our common stock):

Initial public offering price per share	$
Net asset value per share immediately prior to this offering
Pro forma net asset value per share immediately after this offering
Dilution per share to new shareholders (without exercise of the underwriters’ option to purchase additional shares of our common stock)	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data and Other Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements, which relate to future events or the future performance or financial condition of Owl Rock Capital Corporation and involves numerous risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

Overview

Owl Rock Capital Corporation (the “Company”, “we”, “us” or “our”) is a Maryland corporation formed on October 15, 2015. We were formed primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. Our investment objective is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

We are managed by Owl Rock Capital Advisors LLC (“the Adviser” or “our Adviser”). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. Subject to the overall supervision of our board of directors (the “Board”), the Adviser manages our day-to-day operations, and provides investment advisory and management services to us. The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. The Adviser is responsible for managing our business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring our investments, and monitoring our portfolio companies on an ongoing basis through a team of investment professionals. The Board consists of seven directors, four of whom are independent.

From March 3, 2016 (the “Initial Closing”) through March 2, 2018, we conducted private offerings (each, a “Private Offering”) of our common stock to accredited investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. At the closing of each Private Offering, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of our common stock pursuant to a subscription agreement entered into with the Company. Investors are required to fund drawdowns to purchase shares of our common stock up to the amount of their respective Capital Commitment on an as-needed basis each time we deliver a drawdown notice to our investors. As of March 31, 2019, we had $5.5 billion in total Capital Commitments from investors and have drawn $3.9 billion. If we have not consummated a listing of our common stock on a national securities exchange (an “Exchange Listing”) by March 3, 2021, the five-year anniversary of the Initial Closing, subject to extension for two additional one-year periods, in the sole discretion of the Board, the Board (subject to any necessary shareholder approvals and applicable requirements of the Investment Company Act of 1940 (the “1940 Act”)) will use its commercially reasonable efforts to wind down and/or liquidate and dissolve the Company in an orderly manner.

Placement activities were conducted by our officers and the Adviser. In addition, we entered into agreements with placement agents or broker-dealers to solicit investor Capital Commitments. Fees paid pursuant to these agreements are paid by our Adviser.

The Adviser also serves as investment adviser to Owl Rock Capital Corporation II. Owl Rock Capital Corporation II is a corporation formed under the laws of the State of Maryland that, like us, has elected to be treated as a business development company (“BDC”) under the 1940 Act. Owl Rock Capital Corporation II’s investment objective is similar to ours, which is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. As of March 31, 2019, Owl Rock Capital Corporation II had raised gross proceeds of approximately $576.5 million, including seed capital contributed by the Adviser in September 2016 and approximately $10.0 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

The Adviser is under common control with Owl Rock Technology Advisors LLC (“ORTA”) and Owl Rock Capital Private Fund Advisors LLC (“ORCPFA”), which also are investment advisers and subsidiaries of Owl Rock Capital Partners. The Adviser, ORTA, ORCPFA and Owl Rock Capital Partners are referred to, collectively, as “Owl Rock.”

We may be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC. We, our Adviser and certain affiliates have been granted exemptive relief by the SEC to permit us to co-invest with other funds managed by our Adviser or certain of its affiliates, including Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp., in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching by us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers allocation policy seeks to ensure equitable allocation of investment opportunities between us and/or other funds managed by our Adviser or its affiliates. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

On April 27, 2016, we formed a wholly-owned subsidiary, OR Lending LLC, a Delaware limited liability company, which holds a California finance lenders license. OR Lending LLC loans to borrowers headquartered in California. For time to time we may form wholly-owned subsidiaries to facilitate our normal course of business.

We have elected to be regulated as a BDC under the 1940 Act and as a regulated investment company (“RIC”) for tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). As a result, we are required to comply with various statutory and regulatory requirements, such as:

•	the requirement to invest at least 70% of our assets in “qualifying assets”, as such term is defined in the 1940 Act;

•	source of income limitations;

•	asset diversification requirements; and

•	the requirement to distribute (or be treated as distributing) in each taxable year at least 90% of our investment company taxable income and tax-exempt interest for that taxable year.

Our Investment Framework

We are a Maryland corporation organized primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. Our investment objective is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Since our Adviser and its affiliates began investment activities in April 2016 through March 31, 2019, our Adviser and its affiliates have originated $12.7 billion aggregate principal amount of investments, of which $11.4 billion of aggregate principal amount of investments, prior to any subsequent exits or repayments, was retained by either us or a corporation or fund advised by our Adviser or its affiliates. We seek to generate current income primarily in U.S. middle market companies through direct originations of senior secured loans or originations of unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, investments in equity-related securities including warrants, preferred stock and similar forms of senior equity.

We define “middle market companies” generally to mean companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” between $10 million and $250 million annually and/or annual revenue of $50 million to $2.5 billion at the time of investment, although we may on occasion invest in smaller or larger companies if an opportunity presents itself.

We expect that generally our portfolio composition will be majority debt or income producing securities, which may include “covenant-lite” loans (as defined below), with a lesser allocation to equity or equity-linked opportunities. In addition, we may invest a portion of our portfolio in opportunistic investments, which will not be our primary focus, but will be intended to enhance returns to our Shareholders. These investments may include high-yield bonds and broadly-syndicated loans. In addition, we generally do not intend to invest more than 20% of our total assets in companies whose principal place of business is outside the United States, although we do not generally intend to invest in companies whose principal place of business is in an emerging market. Our portfolio composition may fluctuate from time to time based on market conditions and interest rates.

Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

As of March 31, 2019, our average debt investment size in each of our portfolio companies was approximately $84.1 million based on fair value. As of March 31, 2019, our portfolio companies, excluding the investment in Sebago Lake and certain investments that fall outside of our typical borrower profile, representing 98.8% of our total portfolio based on fair value, had weighted average annual revenue of $455 million and weighted average annual EBITDA of $80 million.

The companies in which we invest use our capital to support their growth, acquisitions, market or product expansion, refinancings and/or recapitalizations. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “high yield” or “junk”.

Key Components of Our Results of Operations

Investments

We focus primarily on the direct origination of loans to middle market companies domiciled in the United States.

Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make.

In addition, as part of our risk strategy on investments, we may reduce the levels of certain investments through partial sales or syndication to additional lenders.

Revenues

We generate revenues primarily in the form of interest income from the investments we hold. In addition, we may generate income from dividends on either direct equity investments or equity interests obtained in connection with originating loans, such as options, warrants or conversion rights. Our debt investments typically have a term of three to ten years. As of March 31, 2019, 99.6% of our debt investments based on fair value bear interest at a floating rate, subject to interest rate floors, in certain cases. Interest on our debt investments is generally payable either monthly or quarterly.

Our investment portfolio consists primarily of floating rate loans, and our credit facilities bear interest at floating rates. Macro trends in base interest rates like London Interbank Offered Rate (“LIBOR”) may affect our net investment income over the long term. However, because we generally originate loans to a small number of portfolio companies each quarter, and those investments vary in size, our results in any given period, including the interest rate on investments that were sold or repaid in a period compared to the interest rate of new investments made during that period, often are idiosyncratic, and reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macro trends.

Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts under U.S. GAAP as interest income using the effective yield method for term instruments and the straight-line method for revolving or delayed draw instruments. Repayments of our debt investments can reduce interest income from period to period. The frequency or volume of these repayments may fluctuate significantly. We record prepayment premiums on loans as interest income. We may also generate revenue in the form of commitment, loan origination, structuring, or due diligence fees, fees for providing managerial assistance to our portfolio companies and possibly consulting fees.

Dividend income on equity investments is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded companies.

Our portfolio activity also reflects the proceeds from sales of investments. We recognize realized gains or losses on investments based on the difference between the net proceeds from the disposition and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized. We record current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized gains (losses) on investments in the consolidated statement of operations.

Expenses

Our primary operating expenses include the payment of the management fee and, in the event of the future quotation or listing of our securities on a national securities exchange, the incentive fee, and expenses reimbursable under the Administration Agreement and Investment Advisory Agreement. The management fee and incentive fee compensate our Adviser for work in identifying, evaluating, negotiating, closing, monitoring and realizing our investments.

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services to us, the base compensation, bonus and benefits, and the routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. We bear our allocable portion of the compensation paid by the Adviser (or its affiliates) to our Chief Compliance Officer and Chief Financial Officer and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (i) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (ii) our allocable portion of overhead and other expenses incurred by the Adviser in performing its administrative obligations under the Administration Agreement; and (iii) all other expenses of its operations and transactions including, without limitation, those relating to:

•	the cost of our organization and offerings;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting any sales and repurchases of our common stock and other securities;

•	fees and expenses payable under any dealer manager agreements, if any;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•

expenses, including travel expense, incurred by the Adviser, or members of the investment team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses including certain travel expenses;

•

costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration and listing fees, and the compensation of professionals responsible for the preparation of the foregoing;

•

the costs of any reports, proxy statements or other notices to our shareholders (including printing and mailing costs), the costs of any shareholder or director meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters;

•	commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors’ and officers’ errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits, outside legal and consulting costs;

•	costs of winding up;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

We expect, but cannot assure, that our general and administrative expenses will increase in dollar terms during periods of asset growth, but will decline as a percentage of total assets during such periods.

Leverage

The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions. Generally, our total borrowings are limited so that we cannot incur additional borrowings, including through the issuance of additional debt securities, if such additional indebtedness would cause our asset coverage ratio to fall below 200%, as defined in the 1940 Act; however, recent legislation has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it could incur. We are permitted to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive such shareholder approval, we would be permitted to increase our leverage capacity on the first day after such approval. Alternatively, we may increase the maximum amount of leverage we may incur to an asset coverage ratio of 150% if the required majority (as defined in Section 57(o) of the 1940 Act) of the independent members of our Board approves such increase with such approval becoming effective after one year. In either case, we would be required to extend to our shareholders, as of the date of such approval, the opportunity to sell the shares of common stock that they hold and we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. For shareholders accepting such an offer, the Company would be required to repurchase 25% of such shareholders’ eligible shares in each of the four calendar quarters following the calendar quarter in which the approval occurs. In addition, before incurring any such additional leverage, we would have to renegotiate or receive a waiver from the contractual leverage limitations under our existing credit facilities and notes.

In any period, our interest expense will depend largely on the extent of our borrowing, and we expect interest expense will increase as we increase our debt outstanding. In addition, we may dedicate assets to financing facilities.

Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors:

Limited Availability of Capital for Middle-Market Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available to U.S. middle-market companies. In particular, we believe there are currently fewer providers of capital to middle market companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there is a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Capital Markets Have Been Unable to Fill the Void in U.S. Middle Market Finance Left by Banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle market companies are less able to access these markets for reasons including the following:

High Yield Market — Middle market companies generally are not issuing debt in an amount large enough to be an attractively sized bond. High yield bonds are generally purchased by institutional investors who, among other things, are focused on the liquidity characteristics of the bond being issued. For example, mutual funds and exchange traded funds (“ETFs”) are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions and/or comply with regulatory requirements. Accordingly, the existence of an active secondary market for bonds is an important consideration in these entities’ initial investment decision. Because there is typically little or no active secondary market for the debt of U.S. middle market companies, mutual funds and ETFs generally do not provide debt capital to U.S. middle market companies. We believe this is likely to be a persistent problem and creates an advantage for those like us who have a more stable capital base and have the ability to invest in illiquid assets.

Syndicated Loan Market — While the syndicated loan market is modestly more accommodating to middle market issuers, as with bonds, loan issue size and liquidity are key drivers of institutional appetite and, correspondingly, underwriters’ willingness to underwrite the loans. Loans arranged through a bank are done either on a “best efforts” basis or are underwritten with terms plus provisions that permit the underwriters to change certain terms, including pricing, structure, yield and tenor, otherwise known as “flex”, to successfully syndicate the loan, in the event the terms initially marketed are insufficiently attractive to investors. Furthermore, banks are generally reluctant to underwrite middle market loans because the arrangement fees they may earn on the placement of the debt generally are not sufficient to meet the banks’ return hurdles. Loans provided by companies such as ours provide certainty to issuers in that we can commit to a given amount of debt on specific terms, at stated coupons and with agreed upon fees. As we are the ultimate holder of the loans, we do not require market “flex” or other arrangements that banks may require when acting on an agency basis.

Robust Demand for Debt Capital. We believe U.S. middle market companies will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.26 trillion as of March 2019, will continue to drive deal activity. We expect that private equity sponsors will continue to pursue acquisitions and leverage their equity investments with secured loans provided by companies such as us.

The Middle Market is a Large Addressable Market. According to GE Capital’s National Center for the Middle Market 4th quarter 2018 Middle Market Indicator, there are approximately 200,000 U.S. middle market companies, which have approximately 47.9 million aggregate employees. Moreover, the U.S. middle market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle market companies as those between $10 million and $1 billion in annual revenue, which we believe has significant overlap with our definition of U.S. middle market companies.

Attractive Investment Dynamics. An imbalance between the supply of, and demand for, middle market debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of middle market financings also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection, and lender-protective change of control provisions. Additionally, we believe BDC managers’ expertise in credit selection and ability to manage through credit cycles has generally resulted in BDCs experiencing lower loss rates than U.S. commercial banks through credit cycles. Further, we believe that historical middle market default rates have been lower, and recovery rates have been higher, as compared to the larger market capitalization, broadly distributed market, leading to lower cumulative losses.

Conservative Capital Structures. Following the credit crisis, which we define broadly as occurring between mid-2007 and mid-2009, lenders have generally required borrowers to maintain more equity as a percentage of their total capitalization, specifically to protect lenders during economic downturns. With more conservative capital structures, U.S. middle market companies have exhibited higher levels of cash flows available to service their debt. In addition, U.S. middle market companies often are characterized by simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities. We believe that opportunities in senior secured loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issues with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

Portfolio and Investment Activity

As of March 31, 2019, based on fair value, our portfolio consisted of 81.7% first lien senior secured debt investments, 16.5% second lien senior secured debt investments, 0.4% unsecured debt investments, 1.2% investment funds and vehicles, and 0.2% equity investments

As of March 31, 2019, our weighted average total yield of the portfolio at fair value and amortized cost was 9.4% and 9.4%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 9.4% and 9.4%, respectively

As of March 31, 2019, we had investments in 81 portfolio companies with an aggregate fair value of $6.8 billion.

Our investment activity for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 is presented below (information presented herein is at par value unless otherwise indicated).

	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
New investment commitments
Gross originations	$926,939	$1,112,532	$5,814,181	$2,277,528	$1,173,032
Less: Sell downs	(14,875)	(170,259)	(618,040)	(396,375)	(172,500)

Total new investment commitments	$912,064	$942,273	$5,196,141	$1,881,153	$1,000,532

Principal amount of investments funded:
First-lien senior secured debt investments	$814,764	$504,674	$3,388,527	$1,242,944	$584,660
Second-lien senior secured debt investments	10,500	288,010	799,701	434,750	395,500
Equity investments	—	—	11,215	2,760	—
Investment funds and vehicles	2,500	8,793	26,110	65,028	—
Unsecured debt investments	—	—	23,000	—	—

Total principal amount of investments funded	$827,764	$801,477	$4,248,553	$1,745,482	$980,160

	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
Principal amount of investments sold or repaid:
First-lien senior secured debt investments	$(20,000)	$(95,128)	$(536,715)	$(187,351)	$—
Second-lien senior secured debt investments	—	(57,000)	(341,600)	(138,500)	—
Equity investments	—	—	(2,760)	—	—
Investment funds and vehicles	—	—	—	—	—
Unsecured debt investments	—	—	—	—	—

Total principal amount of investments sold or repaid	$(20,000)	$(152,128)	$(881,075)	$(325,851)	$—

Number of new investment commitments in new portfolio companies(1)	8	9	44	25	21
Average new investment commitment amount	$109,447	$86,819	$105,689	$72,566	$47,644
Weighted average term for new investment commitments (in years)	6.2	6.6	6.2	6.0	6.4
Percentage of new debt investment commitments at floating rates	100.0%	100.0%	99.6%	98.1%	98.0%
Percentage of new debt investment commitments at fixed rates	0.0%	0.0%	0.4%	1.9%	2.0%
Weighted average interest rate of new investment commitments(2)	8.3%	9.1%	8.8%	8.3%	8.5%
Weighted average spread over LIBOR of new floating rate investment commitments	5.7%	6.8%	6.0%	6.5%	7.3%

(1)	Number of new investment commitments represents commitments to a particular portfolio company.
(2)

Assumes each floating rate commitment is subject to the greater of the interest rate floor (if applicable) or 3-month LIBOR, which was 2.60% and 2.31% as of March 31, 2019 and 2018, respectively, and 2.81%, 1.69% and 1.00% as of December 31, 2018, 2017 and 2016, respectively.

As of March 31, 2019 and December 31, 2018, our investments consisted of the following:

	March 31, 2019		December 31, 2018
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$5,582,703	$5,579,004	$4,566,573	$4,554,835
Second-lien senior secured debt investments	1,130,237	1,125,016	1,119,507	1,109,366
Unsecured debt investments	23,000	24,230	23,000	22,183
Equity investments	11,215	12,294	11,215	11,063
Investment funds and vehicles(1)	93,638	91,168	91,138	86,622

Total Investments	$6,840,793	$6,831,712	$5,811,433	$5,784,069

(1)	Includes investment in Sebago Lake.

The table below describes investments by industry composition based on fair value as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Advertising and media	3.6%	4.2%
Aerospace and defense	1.5	—
Automotive	2.2	2.6
Buildings and real estate	6.2	5.2

	March 31, 2019	December 31, 2018
Business services	8.8	7.6
Chemicals	3.5	1.7
Consumer products	3.5	1.8
Containers and packaging	0.6	0.7
Distribution	9.2	10.6
Education	2.6	3.0
Energy equipment and services	1.4	1.6
Financial services	1.5	1.9
Food and beverage	7.2	8.4
Healthcare providers and services	8.1	6.5
Healthcare technology	0.6	0.7
Household products	0.8	0.9
Infrastructure and environmental services	2.9	3.4
Insurance	0.6	0.6
Internet software and services	9.4	9.5
Investment funds and vehicles(1)	1.3	1.5
Leisure and entertainment	3.3	3.8
Manufacturing	1.5	1.8
Oil and gas	5.0	4.9
Professional services	9.8	11.4
Specialty retail	2.4	2.8
Telecommunications	0.5	0.6
Transportation	2.0	2.3

Total	100.0%	100.0%

(1)	Includes investment in Sebago Lake.

The table below describes investments by geographic composition based on fair value as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
United States:
Midwest	17.4%	17.3%
Northeast	20.4	22.0
South	39.9	36.7
West	18.6	20.1
Belgium	1.3	1.6
Canada	0.8	0.9
United Kingdom	1.6	1.4

Total	100.0%	100.0%

The weighted average yields and interest rates of our investments at fair value as of March 31, 2019 and December 31, 2018 were as follows:

	March 31, 2019	December 31, 2018
Weighted average total yield of portfolio	9.4%	9.4%
Weighted average total yield of debt and income producing securities	9.4%	9.4%
Weighted average interest rate of debt securities	8.9%	9.0%
Weighted average spread over LIBOR of all floating rate investments	6.1%	6.3%

The weighted average yield of our debt and income producing securities is not the same as a return on investment for our shareholders but, rather, relates to our investment portfolio and is calculated before the payment of all of our and our subsidiaries’ fees and expenses. The weighted average yield was computed using the effective interest rates as of each respective date, including accretion of original issue discount and loan origination fees, but excluding investments on non-accrual status, if any. There can be no assurance that the weighted average yield will remain at its current level.

Our Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action with respect to each portfolio company. Our Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;

•	periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	comparisons to other companies in the portfolio company’s industry; and

•	review of monthly or quarterly financial statements and financial projections for portfolio companies.

As part of the monitoring process, our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser rates the credit risk of all investments on a scale of 1 to 5. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

Investment Rating	Description

1	Investments rated 1 involve the least amount of risk to our initial cost basis. The borrower is performing above expectations, and the trends and risk factors for this investment since origination or acquisition are generally favorable;

2	Investments rated 2 involve an acceptable level of risk that is similar to the risk at the time of origination or acquisition. The borrower is generally performing as expected and the risk factors are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a rating of 2;

3	Investments rated 3 involve a borrower performing below expectations and indicates that the loan’s risk has increased somewhat since origination or acquisition;

Investment Rating	Description

4	Investments rated 4 involve a borrower performing materially below expectations and indicates that the loan’s risk has increased materially since origination or acquisition. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 120 days past due); and

5	Investments rated 5 involve a borrower performing substantially below expectations and indicates that the loan’s risk has increased substantially since origination or acquisition. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 5 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

Our Adviser rates the investments in our portfolio at least quarterly and it is possible that the rating of a portfolio investment may be reduced or increased over time. For investments rated 3, 4 or 5, our Adviser enhances its level of scrutiny over the monitoring of such portfolio company.

The following table shows the composition of our portfolio on the 1 to 5 rating scale as of March 31, 2019 and December 31, 2018:

	March 31, 2019		December 31, 2018
Investment Rating	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
($ in thousands)
1	$759,138	11.1%	$748,877	12.9%
2	5,658,352	82.8	4,665,758	80.7
3	414,222	6.1	369,434	6.4
4	—	—	—	—
5	—	—	—	—

Total	$6,831,712	100.0%	$5,784,069	100.0%

The following table shows the amortized cost of our performing and non-accrual debt investments as of March 31, 2019 and December 31, 2018:

	March 31, 2019		December 31, 2018
($ in thousands)	Amortized Cost	Percentage	Amortized Cost	Percentage
Performing	$6,735,940	100.0%	$5,709,080	100.0%
Non-accrual	—	—	—	—

Total	$6,735,940	100.0%	$5,709,080	100.0%

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Sebago Lake LLC

Sebago Lake, a Delaware limited liability company, was formed as a joint venture between us and The Regents of the University of California (“Regents”) and commenced operations on June 20, 2017. Sebago Lake’s principal purpose is to make investments, primarily in senior secured loans that are made to middle-market companies or in broadly syndicated loans. Both we and Regents (the “Members”) have a 50% economic ownership in Sebago Lake. Except under certain circumstances, contributions to Sebago Lake cannot be redeemed. Each of the Members initially agreed to contribute up to $100 million to Sebago Lake. On July 26, 2018, each of the Members increased their contribution to Sebago Lake up to an aggregate of $125 million. As of March 31, 2019, each Member has funded $93.6 million of their respective $125 million commitments. Sebago Lake is managed by the Members, each of which have equal voting rights. Investment decisions must be approved by each of the Members.

We have determined that Sebago Lake is an investment company under Accounting Standards Codification (“ASC”) 946, however, in accordance with such guidance, we will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, we do not consolidate our non-controlling interest in Sebago Lake.

During 2018, we acquired one investment from Sebago Lake at fair market value. The transaction generated a realized gain of $0.1 million for Sebago Lake. During 2017, we sold our investment in three portfolio companies at fair market value to Sebago Lake generating a realized gain of $0.5 million.

As of March 31, 2019 and December 31, 2018, Sebago Lake had total investments in senior secured debt at fair value of $481.0 million and $531.5 million, respectively. The determination of fair value is in accordance with ASC 820; however, such fair value is not included in our Board’s valuation process. The following table is a summary of Sebago Lake’s portfolio as well as a listing of the portfolio investments in Sebago Lake’s portfolio as of March 31, 2019 and December 31, 2018:

($ in thousands)	March 31, 2019	December 31, 2018
Total senior secured debt investments(1)	$490,749	$545,553
Weighted average spread over LIBOR(1)	4.69%	4.66%
Number of portfolio companies	16	16
Largest funded investment to a single borrower(1)	$49,643	$49,768

(1)	At par.

Sebago Lake’s Portfolio as of March 31, 2019 ($ in thousands)
Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Debt Investments
Aerospace and defense
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(7)	First lien senior secured loan	L + 5.50%	12/21/2023	$35,457	$34,875	$34,713	19.0%
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(9)(10)(12)	First lien senior secured revolving loan	L + 5.50%	12/21/2022	—	(45)	(63)	—%
Space Exploration Technologies Corp.(6)	First lien senior secured loan	L + 4.25%	11/21/2025	24,938	24,699	24,688	13.5%

				60,395	59,529	59,338	32.5%
Education
SSH Group Holdings, Inc. (dba Stratford School)(6)	First lien senior secured loan	L + 4.25%	7/30/2025	34,825	34,728	34,303	18.8%
Food and beverage
DecoPac, Inc.(7)	First lien senior secured loan	L + 4.25%	9/30/2024	21,107	21,024	21,021	11.5%

Sebago Lake’s Portfolio as of March 31, 2019 ($ in thousands)
Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
DecoPac, Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.25%	9/29/2023	—	(13)	(14)	—%
FQSR, LLC (dba KBP Investments)(7)	First lien senior secured loan	L + 5.50%	5/14/2023	24,694	24,381	24,268	13.3%
FQSR, LLC (dba KBP Investments)(7)(9)(11)(12)	First lien senior secured delayed draw term loan	L + 5.50%	5/14/2020	3,305	3,229	3,199	1.8%
Give & Go Prepared Foods Corp.(7)	First lien senior secured loan	L + 4.25%	7/29/2023	24,625	24,578	22,470	12.3%
Sovos Brands Intermediate, Inc.(6)	First lien senior secured loan	L + 5.00%	7/20/2025	44,888	44,467	44,446	24.4%

				118,619	117,666	115,390	63.3%
Healthcare equipment and services
Cadence, Inc.(6)	First lien senior secured loan	L + 4.50%	5/21/2025	24,537	23,991	23,678	13.0%
Cadence, Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.50%	5/21/2025	—	(152)	(220)	(0.1)%

				24,537	23,839	23,458	12.9%
Healthcare technology
VVC Holdings Corp.(7)(8)	First lien senior secured loan	L + 4.50%	2/11/2026	20,000	19,604	19,700	10.8%
Infrastructure and environmental services
CHA Holding, Inc.(7)	First lien senior secured loan	L + 4.50%	4/10/2025	24,813	24,713	24,701	13.5%
CHA Holding, Inc.(9)(10)(11)(12)	First lien senior secured delayed draw term loan	L + 4.50%	10/10/2019	—	(23)	(24)	—%

				24,813	24,690	24,677	13.5%
Insurance
Integro Parent Inc.(7)	First lien senior secured loan	L + 5.75%	10/28/2022	44,540	44,353	44,016	24.1%
Integro Parent Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.50%	10/30/2021	—	(23)	(59)	—%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(7)	First lien senior secured loan	L + 4.25%	3/29/2025	34,735	33,970	33,764	18.6%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(7)(9)(12)	First lien senior secured revolving loan	L + 4.25%	3/29/2023	1,250	1,100	1,063	0.6%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(7)(9)(11)	First lien senior secured delayed draw term loan	L + 4.25%	3/29/2020	6,132	5,945	5,888	3.2%
Worley Claims Services, LLC(6)	First lien senior secured loan	L + 5.50%	8/7/2022	29,494	29,263	29,317	16.1%
Worley Claims Services, LLC(6)(9)(12)	First lien senior secured delayed draw term loan	L + 5.50%	8/7/2022	1,966	1,950	1,954	1.1%

				118,117	116,558	115,943	63.7%
Internet software and services
DigiCert, Inc.(6)(8)	First lien senior secured loan	L + 4.00%	10/31/2024	49,643	49,390	48,650	26.7%
Manufacturing
Engineered Machinery Holdings(7)	First lien senior secured loan	L + 4.25%	7/19/2024	14,963	14,671	14,663	8.0%

Sebago Lake’s Portfolio as of March 31, 2019 ($ in thousands)
Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Transportation
Uber Technologies, Inc.(6)(8)	First lien senior secured loan	L + 4.00%	4/4/2025	24,837	24,688	24,850	13.6%

Total Debt Investments				$490,749	$485,363	$480,972	263.8%

Total Investments				$490,749	$485,363	$480,972	263.8%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, Sebago Lake’s investments are pledged as collateral supporting the amounts outstanding under Sebago Lake’s credit facility.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)	Unless otherwise indicated, all investments are considered Level 3 investments.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of March 31, 2019 was 2.49%.
(7)	The interest rate on these loans is subject to 3 month LIBOR, which as of March 31, 2019 was 2.60%.
(8)	Level 2 investment.
(9)	Position or portion thereof is an unfunded loan commitment.
(10)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(11)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(12)	Investment is not pledged as collateral under Sebago Lake’s credit facility.

Sebago Lake’s Portfolio as of December 31, 2018 ($ in thousands)
Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Debt Investments
Aerospace and defense
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(8)	First lien senior secured loan	L + 5.50%	12/21/2023	$35,547	$34,936	$34,765	20.1%
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(11)(12)(14)	First lien senior secured revolving loan	L + 5.50%	12/21/2022	—	(48)	(66)	—%
Space Exploration Technologies Corp.(6)	First lien senior secured loan	L + 4.25%	11/21/2025	25,000	24,751	24,750	14.3%

				60,547	59,639	59,449	34.4%
Education
SSH Group Holdings, Inc. (dba Stratford School)(8)	First lien senior secured loan	L + 4.25%	7/30/2025	34,913	34,812	34,383	19.8%
Food and beverage
DecoPac, Inc.(8)	First lien senior secured loan	L + 4.25%	9/30/2024	21,161	21,074	20,949	12.1%
DecoPac, Inc.(11)(12)(14)	First lien senior secured revolving loan	L + 4.25%	9/29/2023	—	(14)	(32)	—%
FQSR, LLC (dba KBP Investments)(8)	First lien senior secured loan	L + 5.50%	5/14/2023	24,756	24,426	24,202	14.0%

Sebago Lake’s Portfolio as of December 31, 2018 ($ in thousands)
Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
FQSR, LLC (dba KBP Investments)(8)(11)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	5/14/2020	3,305	3,224	3,168	1.8%
Give & Go Prepared Foods Corp.(8)	First lien senior secured loan	L + 4.25%	7/29/2023	24,688	24,638	21,725	12.5%
Sovos Brands Intermediate, Inc.(8)	First lien senior secured loan	L + 5.00%	7/20/2025	45,000	44,556	44,550	25.7%

				118,910	117,904	114,562	66.1%
Healthcare equipment and services
Beaver-Visitec International Holdings, Inc.(7)	First lien senior secured loan	L + 4.00%	8/19/2023	40,019	39,835	39,659	22.9%
Cadence, Inc.(6)	First lien senior secured loan	L + 4.50%	5/21/2025	24,599	24,034	23,418	13.5%
Cadence, Inc.(11)(12)(14)	First lien senior secured revolving loan	L + 4.50%	5/21/2025	—	(161)	(301)	(0.2)%

				64,618	63,708	62,776	36.2%
Infrastructure and environmental services
CHA Holding, Inc.(8)	First lien senior secured loan	L + 4.50%	4/10/2025	24,875	24,772	24,601	14.2%
CHA Holding, Inc.(11)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 4.50%	10/10/2019	—	(24)	(60)	—%

				24,875	24,748	24,541	14.2%
Insurance
Integro Parent Inc.(8)	First lien senior secured loan	L + 5.75%	10/28/2022	44,655	44,456	43,749	25.3%
Integro Parent Inc.(8)(11)(14)	First lien senior secured revolving loan	L + 4.50%	10/30/2021	1,830	1,805	1,728	1.0%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)	First lien senior secured loan	L + 4.25%	3/29/2025	34,822	34,095	33,608	19.3%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(9)(11)(14)	First lien senior secured revolving loan	P + 3.25%	3/29/2023	1,250	1,091	1,019	0.6%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)(11)(13)	First lien senior secured delayed draw term loan	L + 4.25%	3/29/2020	6,147	5,953	5,843	3.4%
Worley Claims Services, LLC(7)	First lien senior secured loan	L + 5.50%	8/7/2022	29,568	29,323	29,273	16.9%
Worley Claims Services, LLC(11)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	2/7/2019	—	(28)	—	—%

				118,272	116,695	115,220	66.5%
Internet software and services
DigiCert, Inc.(6)(10)	First lien senior secured loan	L + 4.00%	10/31/2024	49,768	49,505	48,623	28.1%
Manufacturing
ACProducts, Inc.(8)	First lien senior secured loan	L + 4.75%	1/3/2022	48,750	48,320	47,726	27.5%
Transportation
Uber Technologies, Inc.(6)(10)	First lien senior secured loan	L + 4.00%	4/4/2025	24,900	24,745	24,235	14.0%

Total Debt Investments				$545,553	$540,076	$531,515	306.8%

Total Investments				$545,553	$540,076	$531,515	306.8%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, Sebago Lake’s investments are pledged as collateral supporting the amounts outstanding under Sebago Lake’s credit facility.

(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)	Unless otherwise indicated, all investments are considered Level 3 investments.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2018 was 2.50%.
(7)	The interest rate on these loans is subject to 2 month LIBOR, which as of December 31, 2018 was 2.61%.
(8)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2018 was 2.81%.
(9)	The interest rate on these loans is subject to Prime, which as of December 31, 2018 was 5.50%.
(10)	Level 2 investment.
(11)	Position or portion thereof is an unfunded loan commitment.
(12)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(13)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(14)	Investment is not pledged as collateral under Sebago Lake’s credit facility.

Below is selected balance sheet information for Sebago Lake as of March 31, 2019 and December 31, 2018:

($ in thousands)	March 31, 2019 (Unaudited)	December 31, 2018
Assets
Investments at fair value (amortized cost of $485,363 and $540,076, respectively)	$480,972	$531,515
Cash	23,146	13,487
Interest receivable	1,091	1,925
Prepaid expenses and other assets	259	455

Total Assets	$505,468	$547,382

Liabilities
Debt (net of unamortized debt issuance costs of $5,003 and $5,368, respectively)	$314,976	$356,611
Loan origination and structuring fees payable	—	4,871
Distributions payable	5,394	6,460
Accrued expenses and other liabilities	2,761	6,196

Total Liabilities	$323,131	374,138
Members’ Equity
Members’ Equity	182,337	173,244

Members’ Equity	182,337	173,244

Total Liabilities and Members’ Equity	$505,468	$547,382

Below is selected statement of operations information for Sebago Lake for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ in thousands)	2019	2018
Investment Income
Interest income	$10,396	$6,159
Other income	68	93

Total Investment Income	10,464	6,252

Expenses
Loan origination and structuring fee	—	1,183
Interest expense	4,633	2,624
Professional fees	180	189

Total Expenses	4,813	3,996

Net Investment Income Before Taxes	5,651	2,256

Taxes	334	—

Net Investment Income After Taxes	$5,317	$2,256

Net Realized and Unrealized Gain (Loss) on Investments
Net Unrealized Gain (Loss) on Investments	4,170	260

Total Net Unrealized Gain (Loss) on Investments	4,170	260

Net Increase in Members’ Equity Resulting from Operations	$9,487	$2,516

On August 9, 2017, Sebago Lake Financing LLC and SL Lending LLC, wholly-owned subsidiaries of Sebago Lake, entered into a credit facility with Goldman Sachs Bank USA. Goldman Sachs Bank USA serves as the sole lead arranger, syndication agent and administrative agent, and State Street Bank and Trust Company serves as the collateral administrator and agent. The credit facility includes a maximum borrowing capacity of $400 million. As of March 31, 2019, there was $320.0 million outstanding under the credit facility. For the three months ended March 31, 2019 and 2018, the components of interest expense were as follows:

	For the Three Months Ended March 31,
($ in thousands)	2019	2018
Interest expense	$4,226	$2,299
Amortization of debt issuance costs	407	325

Total Interest Expense	$4,633	$2,624

Average interest rate	4.9%	3.9%
Average daily borrowings	$348,412	$238,542

Loan Origination and Structuring Fees

If the loan origination and structuring fees earned by Sebago Lake during a fiscal period exceed Sebago Lake’s expenses and other obligations (excluding financing costs), such excess is allocated to the Member(s) responsible for the origination of the loans pro rata in accordance with the total loan origination and structuring fees earned by Sebago Lake with respect to the loans originated by such Member; provided, that in no event will the amount allocated to a Member exceed 1% of the par value of the loans originated by such Member in any fiscal year. The loan origination and structuring fee is accrued quarterly and included in other income from controlled, affiliated investments on our Consolidated Statements of Operations and paid annually. On February 27, 2019, the Members agreed to amend the terms of Sebago Lake’s operating agreement to eliminate the allocation of excess loan origination and structuring fees to the Members. As such, for the three months ended March 31, 2019, we accrued no income based on loan origination and structuring fees. As of March 31, 2018, we accrued and received income based on loan origination and structuring fees of $1.2 million.

Results of Operations

The following table represents the operating results for the three months ended March 31, 2019 and 2018:

	For the Three Months Ended March 31,
($ in millions)	2019	2018
Total Investment Income	$151.5	$65.4
Less: Expenses	53.8	26.7

Net Investment Income (Loss) Before Taxes	$97.7	$38.7
Less: Income taxes, including excise taxes	1.7	0.1

Net Investment Income (Loss) After Taxes	$96.0	$38.6
Net change in unrealized gain (loss)	18.5	5.4
Net realized gain (loss)	—	0.3

Net Increase (Decrease) in Net Assets Resulting from Operations	$114.5	$44.3

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio.

Investment Income

Investment income for the three months ended March 31, 2019 and 2018 were as follows:

	For the Three Months Ended March 31,
($ in millions)	2019	2018
Interest income from investments	$146.5	$61.3
Dividend income	2.7	1.3
Other income	2.3	2.8

Total investment income	$151.5	$65.4

Investment income increased to $151.5 million for the three months ended March 31, 2019 from $65.4 million for the same period in prior year primarily due to an increase in interest income as a result of an increase in our investment portfolio. Our investment portfolio, at par, increased from $3.1 billion as of March 31, 2018, to $7.0 billion as of March 31, 2019. In addition to the growth in the portfolio, the incremental increase in investment income was due to an increase in dividend income earned from our investment in Sebago Lake of $1.4 million year-over-year. Other income decreased in totality due to an increase in incremental fee income of $0.7 million period over period offset by $1.2 million of Sebago Lake fee income received for the three months ended March 31, 2018 that is no longer received subsequent to December 31, 2018.

Expenses

Expenses for the three months ended March 31, 2019 and 2018 were as follows:

	For the Three Months Ended March 31,
($ in millions)	2019	2018
Interest expense	$34.7	$12.1
Management fee	15.2	12.0
Professional fees	2.1	1.4
Directors’ fees	0.1	0.1
Other general and administrative	1.7	1.1

Total expenses	$53.8	$26.7

Under the terms of the Administration Agreement, we reimburse the Adviser for services performed for us. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we reimburse the Adviser for any services performed for us by such affiliate or third party.

Total expenses increased to $53.8 million for the three months ended March 31, 2019 from $26.7 million for the same period in the prior year primarily due to an increase in management fees and interest expense. The increase in interest expense of $22.6 million is driven by both an increase in average daily borrowings to $2.8 billion from $1.1 billion period over period, and an increase in the average interest rate to 4.7% from 3.6% period over period. The increase in management fees of $3.2 million is primarily due to an increase in gross assets and partially offset by a decrease in unfunded commitments.

Income Taxes, Including Excise Taxes

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we can be expected to carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the three months ended March 31, 2019 and 2018 we recorded expenses of $1.7 million and $0.1 million for U.S. federal excise tax, respectively.

Net Unrealized Gains (Losses) on Investments

We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses. During the three months ended March 31, 2019 and 2018, net unrealized gains (losses) on our investment portfolio were comprised of the following:

	For the Three Months Ended March 31,
($ in millions)	2019	2018
Net unrealized gain (loss) on investments	$18.5	$5.4
Translation of assets and liabilities in foreign currencies	—	—

Net unrealized gain (loss) on investments	$18.5	$5.4

For the three months ended March 31, 2019, the net unrealized gain was primarily driven by an increase in the fair value of our debt investments as compared to December 31, 2018. As of March 31, 2019 the fair value of our debt investments as a percentage of principal was 98.2% as compared to 97.9% as of December 31, 2018.

For the three months ended March 31, 2018, the net unrealized gain was primarily driven by an increase in the fair value of our debt investments as compared to December 31, 2017. As of March 31, 2018 the fair value of our debt investments as a percentage of principal was 98.93% as compared to 98.88% as of December 31, 2017.

Net Realized Gains (Losses) on Investments

The realized gains and losses on fully exited and partially exited portfolio companies during the three months ended March 31, 2019 and 2018 were comprised of the following:

	For the Three Months Ended March 31,
($ in millions)	2019	2018
Net realized gain (loss) on investments	$—	$0.3
Net realized gain (loss) on foreign currency transactions	—	—

Net realized gain (loss) on investments	$—	$0.3

For the years ended December 31, 2018, 2017 and 2016

The following table represents the operating results for the years ended December 31, 2018, 2017 and 2016:

	Years Ended December 31,
($ in millions)	2018	2017	2016
Total Investment Income	$388.7	$159.9	$28.8
Less: Expenses	142.2	65.9	19.4

Net Investment Income (Loss) Before Taxes	$246.5	$94.0	$9.4
Less: Income taxes, including excise taxes	1.1	0.2	0.4

Net Investment Income (Loss) After Taxes	$245.4	$93.8	$9.0
Net change in unrealized gain (loss)	(43.6)	9.2	7.6
Net realized gain (loss)	0.4	0.7	—

Net Increase (Decrease) in Net Assets Resulting from Operations	$202.2	$103.7	$16.6

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio.

Investment Income

Investment income for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Years Ended December 31,
($ in millions)	2018	2017	2016
Interest income from investments	$366.8	$151.2	$27.9
Dividend income	8.4	0.1	—
Other income	13.5	8.6	0.9

Total investment income	$388.7	$159.9	$28.8

For the years ended December 31, 2018 and 2017

Investment income increased to $388.7 million for the year ended December 31, 2018 from $159.9 million for the same period in prior year primarily due to an increase in interest income as a result of an increase in our investment portfolio. Our investment portfolio, at par, increased from $2.4 billion as of December 31, 2017, to $5.9 billion as of December 31, 2018. In addition to the growth in the portfolio, the incremental increase in investment income was due to an increase in dividend income earned from our investment in Sebago Lake of $8.3 million year-over-year, and an increase of $4.9 million in other income, primarily driven by incremental fee income.

For the years ended December 31, 2017 and 2016

Investment income increased to $159.9 million for the year ended December 31, 2017 from $28.8 million for the same period in prior year due to increase in interest income as a result of an increase in our investment portfolio, dividend income and other income earned during the year ended December 31, 2017.

Expenses

Expenses for the year ended December 31, 2018, 2017 and 2016 were as follows:

	Years Ended December 31,
($ in millions)	2018	2017	2016
Initial Organization	$—	$—	$1.2
Interest expense	76.8	24.6	2.8
Management fee	52.1	31.1	9.2
Professional fees	7.8	5.4	3.0
Directors’ fees	0.5	0.4	0.3
Other general and administrative	5.0	4.4	2.9

Total expenses	$142.2	$65.9	$19.4

Under the terms of the Administration Agreement, we reimburse the Adviser for services performed for us. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we reimburse the Adviser for any services performed for us by such affiliate or third party.

For the years ended December 31, 2018 and 2017

Total expenses increased to $142.2 million for the year ended December 31, 2018 from $65.9 million for the same period in the prior year primarily due to an increase in management fees and interest expense. The increase in interest expense of $52.2 million is driven by both an increase in average daily borrowings to $1.6 billion from $0.7 billion period over period, and an increase in the average interest rate to 4.27% from 2.85% period over period. The increase in management fees of $21.0 million is primarily due to an increase in gross assets and unfunded equity commitments.

For the years ended December 31, 2017 and 2016

Total expenses increased to $65.9 million for the year ended December 31, 2017 from $19.4 million for the same period in prior year due to an increase in management fees, interest expense and other expenses of $21.9 million, $21.8 million and $4.0 million, respectively, partially offset by initial organization expenses incurred during the year ended December 31, 2016 of $1.2 million.

Income Taxes, Including Excise Taxes

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we can be expected to carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the years ended December 31, 2018, 2017 and 2016 we recorded expenses of $1.1 million, $0.2 million and $0.4 million for U.S. federal excise tax, respectively.

Net Unrealized Gains (Losses) on Investments

We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses. During the years ended December 31, 2018, 2017 and 2016, net unrealized gains (losses) on our investment portfolio were comprised of the following:

	Years Ended December 31,
($ in millions)	2018	2017	2016
Net unrealized gain (loss) on investments	$(43.6)	$9.2	$7.6

Net unrealized gain (loss) on investments	$(43.6)	$9.2	$7.6

Net Realized Gains (Losses) on Investments

The realized gains and losses on fully exited and partially exited portfolio companies during the years ended December 31, 2018, 2017 and 2016 were comprised of the following:

	Years Ended December 31,
($ in millions)	2018	2017	2016
Net realized gain (loss) on investments	$0.4	0.7	$—

Net realized gain (loss) on investments	$0.4	$0.7	$—

Realized Gross Internal Rate of Return

Since we began investing in 2016 through March 31, 2019, our exited investments have resulted in an aggregate cash flow realized gross internal rate of return to us of 11.3% (based on total capital invested of $OPEN billion and total proceeds from these exited investments of $1.2 billion). Over eighty-one percent of these exited investments resulted in an aggregate cash flow realized gross internal rate of return (“IRR”) to us of 10% or greater.

IRR, is a measure of our discounted cash flows (inflows and outflows). Specifically, IRR is the discount rate at which the net present value of all cash flows is equal to zero. That is, IRR is the discount rate at which the present value of total capital invested in each of our investments is equal to the present value of all realized returns from that investment. Our IRR calculations are unaudited.

Capital invested, with respect to an investment, represents the aggregate cost basis allocable to the realized or unrealized portion of the investment, net of any upfront fees paid at closing for the term loan portion of the investment.

Realized returns, with respect to an investment, represents the total cash received with respect to each investment, including all amortization payments, interest, dividends, prepayment fees, upfront fees (except upfront fees paid at closing for the term loan portion of an investment), administrative fees, agent fees, amendment fees, accrued interest, and other fees and proceeds.

Gross IRR, with respect to an investment, is calculated based on the dates that we invested capital and dates we received distributions, regardless of when we made distributions to our shareholders. Initial investments are assumed to occur at time zero.

Gross IRR reflects historical results relating to our past performance and is not necessarily indicative of our future results. In addition, gross IRR does not reflect the effect of management fees, expenses, incentive fees or taxes borne, or to be borne, by us or our shareholders, and would be lower if it did.

Aggregate cash flow realized gross IRR on our exited investments reflects only invested and realized cash amounts as described above, and does not reflect any unrealized gains or losses in our portfolio.

Financial Condition, Liquidity and Capital Resources

Our liquidity and capital resources are generated primarily from the proceeds of capital drawdowns of our privately placed Capital Commitments, cash flows from interest, dividends and fees earned from our investments and principal repayments, our credit facilities and other debt. The primary uses of our cash are (i) investments in portfolio companies and other investments and to comply with certain portfolio diversification requirements, (ii) the cost of operations (including paying our Adviser), (iii) debt service, repayment and other financing costs of any borrowings and (iv) cash distributions to the holders of our shares.

We may from time to time enter into additional debt facilities, increase the size of our existing credit facilities or issue additional debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 200% (or 150% if certain conditions are met). As of March 31, 2019 and December 31, 2018, our asset coverage ratio was 245% and 225%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 200% (or 150% if certain conditions are met) asset coverage limitation to cover any outstanding unfunded commitments we are required to fund.

Cash and restricted cash as of March 31, 2019, taken together with our uncalled Capital Commitments of $1.6 billion, is expected to be sufficient for our investing activities and to conduct our operations in the near term. As of March 31, 2019, we had $290.7 million available under our credit facilities.

As of March 31, 2019, we had $98.8 million in cash and restricted cash. During the three months ended March 31, 2019, we used $0.9 billion in cash for operating activities, primarily as a result of funding portfolio investments of $1.1 billion, partially offset by sell downs of $0.1 billion and other operating activity of $0.1 billion. Lastly, cash provided by financing activities was $0.9 billion during the period, which was the result of proceeds from net borrowings on our credit facilities, net of debt issuance costs, of $0.2 billion and proceeds from the issuance of shares, net of offering costs and distributions paid, of $0.7 billion.

Equity

Subscriptions and Drawdowns

In connection with our formation, we have the authority to issue 500,000,000 common shares at $0.01 per share par value.

On March 1, 2016, we issued 100 common shares for $1,500 to the Adviser.

We have entered into subscription agreements (the “Subscription Agreements”) with investors providing for the private placement of our common shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase our common shares up to the amount of their respective Capital Commitment on an as-needed basis each time we deliver a drawdown notice to our investors.

During the three months ended March 31, 2019, we delivered the following capital call notices to our investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
March 8, 2019	March 21, 2019	19,267,823	$300.0
January 30, 2019	February 12, 2019	29,220,780	450.0

Total		48,488,603	$750.0

During the three months ended March 31, 2018, we delivered the following capital call notices to our investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
March 5, 2018	March 16, 2018	11,347,030	$175.0

Total		11,347,030	$175.0

Distributions

The following table reflects the distributions declared on shares of our common stock during the three months ended March 31, 2019:

	March 31, 2019
Date Declared	Record Date	Payment Date	Distribution per Share
February 27, 2019	March 31, 2019	May 15, 2019	$0.33

The following table reflects the distributions declared on shares of our common stock during the three months ended March 31, 2018:

	March 31, 2018
Date Declared	Record Date	Payment Date	Distribution per Share
March 2, 2018	March 31, 2018	April 30, 2018	$0.33

Dividend Reinvestment

With respect to distributions, we have adopted an “opt out” dividend reinvestment plan for common shareholders. As a result, in the event of a declared distribution, each shareholder that has not “opted out” of the dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. Shareholders who receive distributions in the form of shares of common stock will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the three months ended March 31, 2019:

Date Declared	Record Date	Payment Date	Shares
November 7, 2018	December 31, 2018	January 31, 2019	2,613,223

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the three months ended March 31, 2018:

Date Declared	Record Date	Payment Date	Shares
November 7, 2017	December 31, 2017	January 31, 2018	1,231,796

Repurchase Offers

During the three months ended March 31, 2019 and 2018, we did not make an offer to repurchase issued and outstanding shares.

Debt

Aggregate Borrowings

Debt obligations consisted of the following as of March 31, 2019 and December 31, 2018:

	March 31, 2019
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$701,000	$180,621	$700,288
Revolving Credit Facility(4)	600,000	489,917	110,083	485,845
SPV Asset Facility I	400,000	400,000	—	396,549
SPV Asset Facility II	550,000	550,000	—	543,846
SPV Asset Facility III	500,000	500,000	—	495,402
2023 Notes(5)	150,000	150,000	—	147,875

Total Debt	$3,100,000	$2,790,917	$290,704	$2,769,805

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred financing costs of $0.7 million, $4.1 million, $3.4 million, $6.2 million, $4.6 million and $1.7 million, respectively.

(3)	The amount available is reduced by $18.4 million of outstanding letters of credit.
(4)	Includes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.
(5)	Inclusive of change in fair value of effective hedge.

	December 31, 2018
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$883,000	$4,487	$881,795
Revolving Credit Facility(4)	600,000	308,643	291,357	304,229
SPV Asset Facility I	400,000	400,000	—	396,352
SPV Asset Facility II	550,000	550,000	—	543,713
SPV Asset Facility III	500,000	300,000	200,000	294,995
2023 Notes(5)	150,000	150,000	—	146,633

Total Debt	$3,100,000	$2,591,643	$495,844	$2,567,717

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $1.2 million, $4.4 million, $3.6 million, $6.3 million, $5.0 million and $1.8 million, respectively.

(3)	The amount available is reduced by $12.5 million of outstanding letters of credit.
(4)	Includes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.
(5)	Inclusive of change in fair value of effective hedge.

For the three months ended March 31, 2019 and 2018, the components of interest expense were as follows:

	For the Three Months Ended March 31,
($ in thousands)	2019	2018
Interest expense	$32,786	$10,962
Amortization of debt issuance costs	1,943	1,095

Total Interest Expense	$34,729	$12,057

Average interest rate	4.73%	3.63%
Average daily borrowings	$2,772,882	$1,146,078

Credit Facilities

Our credit facilities contain customary covenants, including certain limitations on the incurrence by us of additional indebtedness and on our ability to make distributions to our shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events, and customary events of default (with customary cure and notice provisions).

Subscription Credit Facility

On August 1, 2016, we entered into a subscription credit facility (as amended, the “Subscription Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent (the “Subscription Credit Facility Administrative Agent”) and letter of credit issuer, and Wells Fargo, State Street Bank and Trust Company and the banks and financial institutions from time to time party thereto, as lenders.

Initially the Subscription Credit Facility permitted us to borrow up to $250 million, subject to availability under the borrowing base which is calculated based on the unused Capital Commitments of the investors meeting various eligibility requirements. Through a series of amendments, we increased the size of the Subscription Credit Facility to a total of $900 million.

Borrowings under the Subscription Credit Facility bear interest, at our election at the time of drawdown, at a rate per annum equal to (i) in the case of LIBOR rate loans, an adjusted LIBOR rate for the applicable interest period plus 1.60% or (ii) in the case of reference rate loans, the greatest of (A) a prime rate plus 0.60%, (B) the federal funds rate plus 1.10%, and (C) one-month LIBOR plus 1.60%. Loans may be converted from one rate to another at any time at our election, subject to certain conditions. We predominantly borrow utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. We also will pay an unused commitment fee of 0.25% per annum on the unused commitments.

The Subscription Credit Facility will mature upon the earliest of (i) the date three (3) years from August 1, 2016; (ii) the date upon which the Subscription Credit Facility Administrative Agent declares the obligations under the Subscription Credit Facility due and payable after the occurrence of an event of default; (iii) forty-five (45) days prior to the scheduled termination of the commitment period under our Subscription Agreements (as defined below); (iv) forty-five (45) days prior to the date of any listing of our common stock on a national securities exchange; (v) the termination of the commitment period under our Subscription Agreements (if earlier than the scheduled date); and (vi) the date we terminate the commitments pursuant to the Subscription Credit Facility. For further details, see “ITEM 1. – Notes to Consolidated Financial Statements – Note 6. Debt.”

The Subscription Credit Facility is secured by a perfected first priority security interest in our right, title, and interest in and to the capital commitments of our private investors. including our right to make capital calls, receive and apply capital contributions, enforce remedies and claims related thereto together with capital call proceeds and related rights, and a pledge of the collateral account into which capital call proceeds are deposited.

Transfers of interests in the Company by investors must comply with certain sections of the Subscription Credit Facility and we shall notify the Administrative Agent before such transfers take place. Such transfers may trigger mandatory prepayment obligations.

Revolving Credit Facility

On February 1, 2017, we entered into a senior secured revolving credit agreement (as amended, the “Revolving Credit Facility”). The parties to the Revolving Credit Facility include the Company, as Borrower, the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”) and SunTrust Robinson Humphrey, Inc. and ING Capital LLC as Joint Lead Arrangers and Joint Book Runners, SunTrust Bank as Administrative Agent and ING Capital LLC as Syndication Agent.

The Revolving Credit Facility is guaranteed by OR Lending LLC, our subsidiary, and will be guaranteed by certain domestic subsidiaries of us that are formed or acquired by us in the future (collectively, the “Guarantors”). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including the funding of portfolio investments.

The maximum principal amount of the Revolving Credit Facility is $960 million (increased from $925 million on May 2, 2019; previously increased April 2, 2019 from $600 million to $925 million), subject to availability under the borrowing base, which is based on our portfolio investments and other outstanding indebtedness. Maximum capacity under the Revolving Credit Facility may be increased to $1.5 billion (increased from $1.25 billion on April 2, 2019) through the exercise by the Borrower of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The Revolving Credit Facility includes a $50 million limit for swingline loans and is secured by a perfected first-priority interest in substantially all of the portfolio investments held by us and each Guarantor, subject to certain exceptions.

The availability period under the Revolving Credit Facility will terminate on March 31, 2023 (“Revolving Credit Facility Commitment Termination Date”) and the Revolving Credit Facility will mature on April 2, 2024 (“Revolving Credit Facility Maturity Date”). During the period from the Revolving Credit Facility Commitment Termination Date to the Revolving Credit Facility Maturity Date, we will be obligated to make mandatory prepayments under the Revolving Credit Facility out of the proceeds of certain asset sales and other recovery events and equity and debt issuances.

We may borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Revolving Credit Facility will bear interest at either LIBOR plus 2.00%, or the prime rate plus 1.00%. We predominantly borrow utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. We will also pay a fee of 0.375% on undrawn amounts under the Revolving Credit Facility. For further details, see “ITEM 1. – Notes to Consolidated Financial Statements – Note 6. Debt.”

In addition to customary covenants, the Revolving Credit Facility includes certain financial covenants related to asset coverage and liquidity and other maintenance covenants.

SPV Asset Facilities

Certain of our wholly owned subsidiaries are parties to credit facilities (the “SPV Asset Facilities”). Pursuant to the SPV Asset Facilities, we sell and contribute certain investments to these wholly owned subsidiaries pursuant to sale and contribution agreements by and between us and the wholly owned subsidiaries. No gain or loss is recognized as a result of these contributions. Proceeds from the SPV Asset Facilities are used to finance the origination and acquisition of eligible assets by the wholly owned subsidiary, including the purchase of such assets from us. We retain a residual interest in assets contributed to or acquired to the wholly owned subsidiary through our ownership of the wholly owned subsidiary.

The SPV Asset Facilities are secured by a perfected first priority security interest in the assets of these wholly owned subsidiaries and on any payments received by such wholly owned subsidiaries in respect of those assets. Assets pledged to lenders under the SPV Asset Facilities will not be available to pay our debts.

The SPV Asset Facilities contain customary covenants, including certain limitations on the incurrence by us of additional indebtedness and on our ability to make distributions to our shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events, and customary events of default (with customary cure and notice provisions).

SPV Asset Facility I

On December 21, 2017, ORCC Financing LLC (“ORCC Financing”), a Delaware limited liability company and our subsidiary, entered into a Loan and Servicing Agreement (as amended, the “SPV Asset Facility I”), with ORCC Financing as Borrower, us as Transferor and Servicer, the lenders from time to time parties thereto, Morgan Stanley Asset Funding Inc. as administrative agent, State Street Bank and Trust Company as Collateral Agent and Cortland Capital Market Services LLC as Collateral Custodian.

The maximum principal amount of the SPV Asset Facility I is $400 million; the availability of this amount is subject to a borrowing base test, which is based on the value of ORCC Financing’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits.

The SPV Asset Facility I provides for the ability to draw and redraw amounts under the SPV Asset Facility I for a period of up to three years after December 21, 2017 (the “SPV Asset Facility I Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility I will mature on December 21, 2022. Prior to December 21, 2022, proceeds received by ORCC Financing from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. On December 21, 2022, ORCC Financing must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to us.

Amounts drawn will bear interest at LIBOR plus a spread of 2.50% until the SPV Asset Facility I Commitment Termination Date. After the SPV Asset Facility I Commitment Termination Date, amounts drawn will bear interest at LIBOR plus a spread of 2.75%, increasing to 3.00% on the first anniversary of the SPV Asset Facility I Commitment Termination Date. We predominantly borrow utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. After a ramp-up period, there is an unused fee of 0.75% per annum on the amount, if any, by which the undrawn amount under the SPV Asset Facility I exceeds 25% of the maximum principal amount of the SPV Asset Facility I. For further details, see “ITEM 1. – Notes to Consolidated Financial Statements – Note 6. Debt.”

SPV Asset Facility II

On May 22, 2018, our subsidiary, ORCC Financing II LLC (“ORCC Financing II”), a Delaware limited liability company and our subsidiary, entered into a Credit Agreement (as amended, the “SPV Asset Facility II”), with ORCC Financing II, as Borrower, the lenders from time to time parties thereto, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian. The maximum principal amount of the SPV Asset Facility II increased from $250 million to $550 million; the availability of this amount is subject to an overcollateralization ratio test, which is based on the value of ORCC Financing II’s assets from time to time, and satisfaction of certain conditions, including an interest coverage ratio test, certain concentration limits and collateral quality tests.

The SPV Asset Facility II provides for the ability to (1) draw term loans and (2) draw and redraw revolving loans under the SPV Asset Facility II for a period of up to two years after October 10, 2018 unless the revolving commitments are terminated or converted to term loans sooner as provided in the SPV Asset Facility II (the “SPV Asset Facility II Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility II will mature on October 10, 2026. Prior to October 10, 2026, proceeds received by ORCC Financing II from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to us, subject to certain conditions. On October 10, 2026, ORCC Financing II must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to us.

Amounts drawn bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of their cost of funds and LIBOR plus 0.25%) plus a spread ranging from 2.00% to 2.50%. We predominantly borrow utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. From May 22, 2018 to the SPV Asset Facility II Commitment Termination Date, there is a commitment fee ranging from 0.50% to 1.00% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility II. For further details, see “ITEM 1. – Notes to Consolidated Financial Statements – Note 6. Debt.”

SPV Asset Facility III

On December 14, 2018, ORCC Financing III LLC (“ORCC Financing III”), a Delaware limited liability company and our subsidiary, entered into a Loan Financing and Servicing Agreement (the “SPV Asset Facility III”), with ORCC Financing III, as borrower, ourselves, as equityholder and services provider, the lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, State Street Bank and Trust Company, as Collateral Agent and Cortland Capital Market Services LLC, as Collateral Custodian.

The maximum principal amount of the SPV Asset Facility III is $500 million; the availability of this amount is subject to a borrowing base test, which is based on the value of ORCC Financing III’s assets from time to time, and satisfaction of certain conditions, including interest spread and weighted average coupon tests, certain concentration limits and collateral quality tests.

The SPV Asset Facility III provides for the ability to borrow, reborrow, repay and prepay advances under the SPV Asset Facility III for a period of up to three years after December 14, 2018 unless such period is extended or accelerated under the terms of the SPV Asset Facility III (the “SPV Asset Facility III Revolving Period”). Unless otherwise extended, accelerated or terminated under the terms of the SPV Asset Facility III, the SPV Asset Facility III will mature on the date that is two years after the last day of the SPV Asset Facility III Revolving Period (the “Stated Maturity”). Prior to the Stated Maturity, proceeds received by ORCC Financing III from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding advances, and the excess may be returned to us, subject to certain conditions. On the Stated Maturity, ORCC Financing III must pay in full all outstanding fees and expenses and all principal and interest on outstanding advances, and the excess may be returned to us.

Amounts drawn bear interest at LIBOR (or, in the case of certain SPV Lenders III that are commercial paper conduits, the lower of (a) their cost of funds and (b) LIBOR, such LIBOR not to be lower than zero) plus a spread equal to 2.20% per annum, which spread will increase (a) on and after the end of the SPV Asset Facility III Revolving Period by 0.15% per annum if no event of default has occurred and (b) by 2.00% per annum upon the occurrence of an event of default (such spread, the “Applicable Margin”). LIBOR may be replaced as a base rate under certain circumstances. We predominantly borrow utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. During the Revolving Period, ORCC Financing III will pay an undrawn fee ranging from 0.25% to 0.50% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility III. During the Revolving Period, if the undrawn commitments are in excess of a certain portion (initially 50% and increasing to 75%) of the total commitments under the SPV Asset Facility III, ORCC Financing III will also pay a make-whole fee equal to the Applicable Margin multiplied by such excess undrawn commitment amount, reduced by the undrawn fee payable on such excess. For further details, see “ITEM 1. – Notes to Consolidated Financial Statements – Note 6. Debt. “Unsecured Notes.”.

Unsecured Notes

2023 Notes

On December 21, 2017, we entered into a Note Purchase Agreement governing the issuance of $150 million in aggregate principal amount of unsecured notes (the “2023 Notes”) to institutional investors in a private placement. The 2023 Notes have a fixed interest rate of 4.75% and are due on June 21, 2023. Interest on the 2023 Notes will be due semiannually. This interest rate is subject to increase (up to a maximum interest rate of 5.50%) in the event that, subject to certain exceptions, the 2023 Notes cease to have an investment grade rating. We are obligated to offer to repay the 2023 Notes at par if certain change in control events occur. The 2023 Notes are general unsecured obligations of us that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by us.

The Note Purchase Agreement for the 2023 Notes contains customary terms and conditions for unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of our status as a BDC within the meaning of the 1940 Act and a RIC under the Code, minimum shareholders equity, minimum asset coverage ratio and prohibitions on certain fundamental changes at us or any subsidiary guarantor, as well as customary events of default with customary cure and notice, including, without limitation, nonpayment, misrepresentation in a material respect, breach of covenant, cross-default under other indebtedness of us or certain significant subsidiaries, certain judgments and orders, and certain events of bankruptcy.

The 2023 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The 2023 Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act as applicable.

In connection with the offering of the 2023 Notes, on December 21, 2017 we entered into a centrally cleared interest rate swap to continue to align the interest rates of our liabilities with our investment portfolio, which consists predominately of floating rate loans. The notional amount of the interest rate swap is $150 million. We will receive fixed rate interest semi-annually at 4.75% and pay variable rate interest monthly based on 1-month LIBOR plus 2.545%. The interest rate swap matures on December 21, 2021. For the three months ended March 31, 2019, we made periodic payments of $1.9 million. Pursuant to ASC 815 Derivatives and Hedging, the interest expense related to the 2023 Notes is offset by proceeds received from the interest rate swap. The swap adjusted interest expense is included as a component of interest expense in our Consolidated Statements of Operations. As of March 31, 2019, the interest rate swap had a fair value of $(0.4) million and is included as a component of accrued expenses and other liabilities on the Company’s Consolidated Statements of Assets and Liabilities. The change in fair value of the interest rate swap is equally offset by the change in fair value of the 2023 Notes. For further details, see “ITEM 1.—Notes to Consolidated Financial Statements—Note 6. Debt.”

2024 Notes

On April 10, 2019, we issued $400 million aggregate principal amount of notes that mature on April 15, 2024 (the “2024 Notes”). The 2024 Notes bear interest at a rate of 5.250% per year, payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2019. We may redeem some or all of the 2024 Notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2024 Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the 2024 Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that if we redeem any 2024 Notes on or after March 15, 2024 (the date falling one month prior to the maturity date of the 2024 Notes), the redemption price for the 2024 Notes will be equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Subsequent to quarter-end, in connection with the issuance of the 2024 Notes, we entered into centrally cleared interest rate swaps to continue to align interest rates of our liabilities with the investment portfolio, which consists of predominantly floating rate loans. The notional amount of the interest rate swaps is $400 million. We will receive fixed rate interest at 5.25% and pay variable rate interest based on one-month LIBOR plus 2.937%. The interest rate swaps mature on April 10, 2024. Pursuant to ASC 815 Derivatives and Hedging, the interest expense related to the 2024 Notes is offset by the proceeds received from the interest rate swaps. The swap adjusted interest expense is included as a component of interest expense on our Consolidated Statements of Operations.

We used the net proceeds from the issuance of the 2024 Notes to pay down a portion of our existing indebtedness under the Subscription Credit Facility.

Off-Balance Sheet Arrangements

Portfolio Company Commitments

From time to time, we may enter into commitments to fund investments. As of March 31, 2019 and December 31, 2018, we had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	Investment	March 31, 2019	December 31, 2018
($ in thousands)
Accela, Inc.	First lien senior secured revolving loan	$2,384	$3,284
AmSpec Services Inc.	First lien senior secured revolving loan	8,873	12,084
Apptio, Inc.	First lien senior secured revolving loan	2,779	—
Aramsco, Inc.	First lien senior secured revolving loan	8,099	7,820
Associations, Inc.	First lien senior secured delayed draw term loan	29,781	37,226
Associations, Inc.	First lien senior secured revolving loan	11,543	11,543
Black Mountain Sand Eagle Ford LLC	First lien senior secured loan	—	40,500
Brigham Minerals, LLC	First lien senior secured delayed draw term loan	13,800	23,000
Brigham Minerals, LLC	First lien senior secured revolving loan	9,200	9,200
Carolina Beverage Group (fka Cold Spring Brewing Company)	First lien senior secured revolving loan	2,684	2,684
Cheese Acquisition, LLC	First lien senior secured delayed draw term loan	—	111,740
Cheese Acquisition, LLC	First lien senior secured revolving loan	16,364	16,364
CM7 Restaurant Holdings, LLC	First lien senior secured delayed draw term loan	7,155	7,155
CM7 Restaurant Holdings, LLC	First lien senior secured delayed draw term loan	2,003	2,003
ConnectWise, LLC	First lien senior secured revolving loan	16,549	—
Covenant Surgical Partners, Inc.	First lien senior secured delayed draw term loan	75,000	75,000
Douglas Products and Packaging Company LLC	First lien senior secured revolving loan	6,358	9,083
Endries Acquisition, Inc.	First lien senior secured delayed draw term loan	52,110	62,550
Endries Acquisition, Inc.	First lien senior secured revolving loan	20,700	20,250
Galls, LLC	First lien senior secured revolving loan	10,240	11,444
Galls, LLC	First lien senior secured delayed draw term loan	18,968	31,718

Portfolio Company	Investment	March 31, 2019	December 31, 2018
($ in thousands)
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured delayed draw term loan	—	36,038
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured multi-draw term loan	6,373	18,019
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured revolving loan	10,386	10,386
Genesis Acquisition Co. (dba Procare Software)	First lien senior secured delayed draw term loan	4,745	4,745
Genesis Acquisition Co. (dba Procare Software)	First lien senior secured revolving loan	2,637	2,637
Gerson Lehrman Group, Inc.	First lien senior secured revolving loan	22,114	23,415
Hillstone Environmental Partners, LLC	First lien senior secured revolving loan	4,458	—
Hometown Food Company	First lien senior secured revolving loan	4,024	4,235
Ideal Tridon Holdings, Inc.	First lien senior secured revolving loan	868	1,254
IQN Holding Corp. (dba Beeline)	First lien senior secured revolving loan	15,532	15,532
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)	First lien senior secured revolving loan	8,160	7,800
Lightning Midco, LLC (dba Vector Solutions)	First lien senior secured delayed draw term loan	17,210	19,348
Lightning Midco, LLC (dba Vector Solutions)	First lien senior secured revolving loan	7,991	13,362
LineStar Integrity Services LLC	First lien senior secured delayed draw term loan	25,833	25,833
Lytx, Inc.	First lien senior secured revolving loan	2,033	2,033
Manna Development Group, LLC	First lien senior secured revolving loan	3,469	3,469
Mavis Tire Express Services Corp.	Second lien senior secured delayed draw term loan	23,456	23,456
MINDBODY, Inc.	First lien senior secured revolving loan	6,071	—
Motus, LLC and Runzheimer International LLC	First lien senior secured revolving loan	5,481	5,481
NMI Acquisitionco, Inc. (dba Network Merchants)	First lien senior secured revolving loan	220	220
Professional Plumbing Group, Inc.	First lien senior secured revolving loan	4,429	6,200
QC Supply, LLC	First lien senior secured revolving loan	—	497
RxSense Holdings, LLC	First lien senior secured revolving loan	8,094	—
Swipe Acquisition Corporation (dba PLI)	First lien senior secured delayed draw term loan	12,931	12,931
TC Holdings, LLC (dba TrialCard)	First lien senior secured delayed draw term loan	14,549	24,248
TC Holdings, LLC (dba TrialCard)	First lien senior secured revolving loan	4,613	4,194
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)	First lien senior secured revolving loan	6,387	6,387
Troon Golf, L.L.C.	First lien senior secured revolving loan	14,426	14,426

Portfolio Company	Investment	March 31, 2019	December 31, 2018
($ in thousands)
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)	First lien senior secured revolving loan	4,239	4,239
Ultimate Baked Goods Midco, LLC	First lien senior secured revolving loan	4,765	5,082
WU Holdco, Inc. (dba Weiman Products, LLC)	First lien senior secured revolving loan	13,920	—
WU Holdco, Inc. (dba Weiman Products, LLC)	First lien senior secured delayed draw term loan	19,885	—

Total Unfunded Portfolio Company Commitments		$593,889	$790,115

We maintain sufficient borrowing capacity along with undrawn Capital Commitments to cover outstanding unfunded portfolio company commitments that we may be required to fund. We seek to carefully consider our unfunded portfolio company commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 200% asset coverage limitation along with undrawn Capital commitments from our investors to cover any outstanding portfolio company unfunded commitments we are required to fund.

Other Commitments and Contingencies

As of March 31, 2019, we had $5.5 billion in total Capital Commitments from investors ($1.6 billion undrawn), of which $112.4 million is from executives of our Adviser ($32.5 million undrawn).

As of December 31, 2018, we had $5.5 billion in total Capital Commitments from investors ($2.4 billion undrawn), of which $112.4 million is from executives of the Adviser ($47.9 million undrawn).

These undrawn Capital Commitments will no longer remain in effect following the completion of an initial public offering of our common stock.

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. At March 31, 2019, management was not aware of any pending or threatened litigation.

Contractual Obligations

A summary of our contractual payment obligations under our credit facilities as of March 31, 2019, is as follows:

	Payments Due by Period
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Subscription Credit Facility	$701.0	$701.0	$—	$—	$—
Revolving Credit Facility	489.9	—	—	489.9	—
SPV Asset Facility I	400.0	—	—	400.0	—
SPV Asset Facility II	550.0	—	—	—	550.0
SPV Asset Facility III	500.0	—	—	500.0	—
2023 Notes	150.0	—	—	150.0	—

Total Contractual Obligations	$2,790.9	$701.0	$—	$1,539.9	$550.0

Related-Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the following:

•	the Investment Advisory Agreement;

•	the Administration Agreement; and

•	the License Agreement.

In addition to the aforementioned agreements, we, our Adviser and certain of our Adviser’s affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by our Adviser or its affiliates, including Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp., in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. See “ITEM 1.—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions” for further details.

We invest together with Regents through Sebago Lake, a controlled affiliated investment as defined in the 1940 Act. See “ITEM 1.—Notes to Consolidated Financial Statements—Note 4. Investments—Sebago Lake LLC” for further details.

Critical Accounting Policies

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies should be read in connection with our risk factors as described in “ITEM 1A. RISK FACTORS.”

Investments at Fair Value

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Board, based on, among other things, the input of the Adviser, our audit committee and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

We conduct this valuation process on a quarterly basis.

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Discounts and premiums to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Distributions

We have elected to be treated for U.S. federal income tax purposes, and qualify annually thereafter, as a RIC under Subchapter M of the Code. To obtain and maintain our tax treatment as a RIC, we must distribute (or be deemed to distribute) in each taxable year distributions for tax purposes equal to at least 90 percent of the sum of our:

•

investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for dividends paid, for such taxable year; and

•	net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for such taxable year.

As a RIC, we (but not our shareholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our shareholders.

We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current year dividend distributions, and pay the U.S. federal excise tax as described below.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by us. We may be subject to a nondeductible 4%

U.S. federal excise tax if we do not distribute (or are treated as distributing) during each calendar year an amount at least equal to the sum of:

•	98% of our net ordinary income excluding certain ordinary gains or losses for that calendar year;

•	98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of that calendar year; and

•	100% of any income or gains recognized, but not distributed, in preceding years.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement.

We intend to pay quarterly distributions to our shareholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time.

To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our shareholders for U.S. federal income tax purposes. Thus, the source of a distribution to our shareholders may be the original capital invested by the shareholder rather than our income or gains. Shareholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.

We have adopted an “opt out” dividend reinvestment plan for our common shareholders. As a result, if we declare a cash dividend or other distribution, each shareholder that has not “opted out” of our dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. Shareholders who receive distributions in the form of shares of common stock will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

Income Taxes

We have elected to be treated as a BDC under the 1940 Act. We have also elected to be treated as a RIC under the Code beginning with the taxable year ending December 31, 2016 and intend to continue to qualify as a RIC. So long as we maintain our tax treatment as a RIC, we generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute at least annually to our shareholders as distributions. Rather, any tax liability related to income earned and distributed by us represents obligations of our investors and will not be reflected in our consolidated financial statements.

To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income” for that year, which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses. In order for us to not be subject to U.S. federal excise taxes, we must distribute annually an amount at least equal to the sum of (i) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. We, at our discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. excise tax on this income.

We evaluate tax positions taken or expected to be taken in the course of preparing our consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no material uncertain tax positions through December 31, 2018. The 2015 through 2017 tax years remain subject to examination by U.S. federal, state and local tax authorities.

Quantitative and Qualitative Disclosures About Market Risk.

We are subject to financial market risks, including valuation risk and interest rate risk.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and we value these investments at fair value as determined in good faith by our Board, based on, among other things, the input of the Adviser, our Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure you that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of March 31, 2019, 99.6% of our debt investments based on fair value in our portfolio were at floating rates.

Based on our Consolidated Statements of Assets and Liabilities as of March 31, 2019, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates on our debt investments (considering interest rate floors for floating rate instruments) assuming each floating rate investment is subject to 3-month LIBOR and there are no changes in our investment and borrowing structure:

($ in millions)	Interest Income	Interest Expense	Net Income
Up 300 basis points	$204.9	$83.7	$121.2
Up 200 basis points	$136.6	$55.8	$80.8
Up 100 basis points	$68.3	$27.9	$40.4
Down 100 basis points	$(68.3)	$(27.9)	$(40.4)
Down 200 basis points	$(111.9)	$(55.8)	$(56.1)
Down 300 basis points	$(117.0)	$(80.9)	$(36.1)

We may in the future hedge against interest rate fluctuations by using hedging instruments such as additional interest rate swaps, futures, options, and forward contracts. While hedging activities may mitigate our exposure to adverse fluctuations in interest rates, certain hedging transactions that we may enter into in the future, such as interest rate swap agreements, may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments.

Currency Risk

From time to time, we may make investments that are denominated in a foreign currency. These investments are translated into U.S. dollars at each balance sheet date, exposing us to movements in foreign exchange rates. We may employ hedging techniques to minimize these risks, but we cannot assure you that such strategies will be effective or without risk to us. We may seek to utilize instruments such as, but not limited to, forward contracts to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates. We also have the ability to borrow in certain foreign currencies under our credit facilities. Instead of entering into a foreign currency forward contract in connection with loans or other investments we have made that are denominated in a foreign currency, we may borrow in that currency to establish a natural hedge against our loan or investment. To the extent the loan or investment is based on a floating rate other than a rate under which we can borrow under our credit facilities, we may seek to utilize interest rate derivatives to hedge our exposure to changes in the associated rate.

THE COMPANY

General

Owl Rock Capital Corporation was formed on October 15, 2015 as a corporation under the laws of the State of Maryland. We are a specialty finance company focused on lending to U.S. middle-market companies. Since we began investment activities in April 2016 through March 31, 2019, our Adviser and its affiliates have originated $12.7 billion aggregate principal amount of investments, of which $11.4 billion of aggregate principal amount of investments, prior to any subsequent exits or repayments, was retained by either us or a corporation or fund advised by our Adviser or its affiliates. Our capital will be used by our portfolio companies to support growth, acquisitions, market or product expansion, refinancings and/or recapitalizations. We define “middle market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million annually, and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and syndicated loan markets. Our target credit investments will typically have maturities between three and ten years and generally range in size between $20 million and $250 million. The investment size will vary with the size of our capital base. As of March 31, 2019, our portfolio companies, excluding the investment in Sebago Lake LLC, a joint venture between us and The Regents of the University of California, and certain investments that fall outside of our typical borrower profile, representing 98.8% of our total portfolio based on fair value, had weighted average annual revenue of $455 million and weighted average annual EBITDA of $80 million.

We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. While we believe that current market conditions favor extending credit to middle market companies in the United States, our investment strategy is intended to generate favorable returns across credit cycles with an emphasis on preserving capital. As of March 31, 2019, based on fair value, our portfolio consisted of 81.7% first lien senior secured debt investments, 16.5% second lien senior secured debt investments, 0.4% unsecured debt investments, 1.2% investment funds and vehicles, and 0.2% equity investments. As of March 31, 2019, approximately 99.6% of our debt investments based on fair value in our portfolio were at floating rates. As of March 31, 2019 we had investments in 81 portfolio companies with an average investment size in each of our portfolio companies of approximately $84.3 million based on fair value.

As of March 31, 2019, our portfolio was invested across 27 different industries. The largest industries in our portfolio as of March 31, 2019 were professional services and internet software and services, which represented, as a percentage of our portfolio, 9.8% and 9.4%, respectively, based on fair value.

As of March 31, 2019, our weighted average total yield of the portfolio at fair value and amortized cost was 9.4% and 9.4%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 9.4% and 9.4%, respectively.

We expect that generally our portfolio composition will be majority debt or income producing securities, which may include “covenant-lite” loans (as defined below), with a lesser allocation to equity or equity-linked opportunities. In addition, we may invest a portion of our portfolio in opportunistic investments, which will not be our primary focus, but will be intended to enhance returns to our Shareholders. These investments may include high-yield bonds and broadly-syndicated loans. In addition, we generally do not intend to invest more than 20% of our total assets in companies whose principal place of business is outside the United States, although we do not generally intend to invest in companies whose principal place of business is in an emerging market. Our portfolio composition may fluctuate from time to time based on market conditions and interest rates.

From March 3, 2016 (the “Initial Closing”) through March 2, 2018, we conducted private offerings (each, a “Private Offering”) of our common shares to accredited investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. At the closing of each Private Offering, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of our common stock pursuant to a subscription agreement entered into with the Company. Investors are required to fund drawdowns to purchase shares of our common stock up to the amount of their respective Capital Commitment on an as-needed basis each time we deliver a drawdown notice to our investors. As a result of the Private Offerings, we have $5.5 billion in total Capital Commitments from investors, of which $3.9 billion has been drawn down as of May 8, 2019. The Adviser has determined not to accept additional Capital Commitments.

Prior to the completion of this offering we intend to issue drawdown notices for the remaining portion of the undrawn Capital Commitments. If we do not issue such drawdown notices, our existing investors’ obligations to purchase additional shares from the undrawn portion of their capital commitments will terminate upon the completion of this offering.

If we have not consummated an Exchange Listing (which will include this offering) by March 3, 2021, the five-year anniversary of the Initial Closing, subject to extension for two additional one-year periods, in the sole discretion of our board of directors (the “Board”), the Board (subject to any necessary shareholder approvals and applicable requirements of the Investment Company Act of 1940 (the “1940 Act”)) will use its commercially reasonable efforts to wind down and/or liquidate and dissolve the Company in an orderly manner.

We are an externally managed, closed-end, management investment company that has elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under the Code for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. We will not invest more than 20% of our total assets in companies whose principal place of business is outside the United States.

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by our Board in its sole discretion.

To achieve our investment objective, we will leverage the Adviser’s investment team’s extensive network of relationships with other sophisticated institutions to source, evaluate and, as appropriate, partner with on transactions. There are no assurances that we will achieve our investment objective.

We may borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage up to one half of our assets or two-thirds of our assets if certain requirements are met). We have entered into a senior secured revolving credit facility (the “Revolving Credit Facility”), a subscription line revolving credit facility (the “Subscription Credit Facility”), (which will terminate before this offering commences) and three special purpose vehicle asset credit facilities (the “SPV Asset Facility I”, the “SPV Asset Facility II” and the “SPV Asset Facility III”, respectively), and in the future may enter into additional credit facilities. In addition, we have issued unsecured notes maturing in 2023 (the “2023 Notes”), in a private placement, and unsecured notes maturing in 2024 (the “2024 Notes”), in a registered public offering, and may issue additional unsecured notes. We expect to use our credit facilities and other borrowings, along with proceeds from the rotation of our portfolio, proceeds from the Private Offerings to finance our investment objectives. See “— Business Development Company Regulations” for discussion of BDC regulation and other regulatory considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Debt.”

Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors:

Limited Availability of Capital for Middle-Market Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available to U.S. middle-market companies. In particular, we believe there are currently fewer providers of capital to middle market companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there is a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Capital Markets Have Been Unable to Fill the Void in U.S. Middle Market Finance Left by Banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle market companies are less able to access these markets for reasons including the following:

High Yield Market — Middle market companies generally are not issuing debt in an amount large enough to be an attractively sized bond. High yield bonds are generally purchased by institutional investors who, among other things, are focused on the liquidity characteristics of the bond being issued. For example, mutual funds and exchange traded funds (“ETFs”) are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions and/or comply with regulatory requirements. Accordingly, the existence of an active secondary market for bonds is an important consideration in these entities’ initial investment decision. Because there is typically little or no active secondary market for the debt of U.S. middle market companies, mutual funds and ETFs generally do not provide debt capital to U.S. middle market companies. We believe this is likely to be a persistent problem and creates an advantage for those like us who have a more stable capital base and have the ability to invest in illiquid assets.

Syndicated Loan Market — While the syndicated loan market is modestly more accommodating to middle market issuers, as with bonds, loan issue size and liquidity are key drivers of institutional appetite and, correspondingly, underwriters’ willingness to underwrite the loans. Loans arranged through a bank are done either on a “best efforts” basis or are underwritten with terms plus provisions that permit the underwriters to change certain terms, including pricing, structure, yield and tenor, otherwise known as “flex” , to successfully syndicate the loan, in the event the terms initially marketed are insufficiently attractive to investors. Furthermore, banks are generally reluctant to underwrite middle market loans because the arrangement fees they may earn on the placement of the debt generally are not sufficient to meet the banks’ return hurdles. Loans provided by companies such as ours provide certainty to issuers in that we can commit to a given amount of debt on specific terms, at stated coupons and with agreed upon fees. As we are the ultimate holder of the loans, we do not require market “flex” or other arrangements that banks may require when acting on an agency basis.

Robust Demand for Debt Capital. We believe U.S. middle market companies will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.26 trillion as of March 2019, will continue to drive deal activity. We expect that private equity sponsors will continue to pursue acquisitions and leverage their equity investments with secured loans provided by companies such as us.

The Middle Market is a Large Addressable Market. According to GE Capital’s National Center for the Middle Market 4th quarter 2018 Middle Market Indicator, there are approximately 200,000 U.S. middle market companies, which have approximately 47.9 million aggregate employees. Moreover, the U.S. middle market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle market companies as those between $10 million and $1 billion in annual revenue, which we believe has significant overlap with our definition of U.S. middle market companies.

Attractive Investment Dynamics. An imbalance between the supply of, and demand for, middle market debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of middle market financings also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection, and lender-protective change of control provisions. Additionally, we believe BDC managers’ expertise in credit selection and ability to manage through credit cycles has generally resulted in BDCs experiencing lower loss rates than U.S. commercial banks through credit cycles. Further, we believe that historical middle market default rates have been lower, and recovery rates have been higher, as compared to the larger market capitalization, broadly distributed market, leading to lower cumulative losses.

Conservative Capital Structures. Following the credit crisis, which we define broadly as occurring between mid-2007 and mid-2009, lenders have generally required borrowers to maintain more equity as a percentage of their total capitalization, specifically to protect lenders during economic downturns. With more conservative capital structures, U.S. middle market companies have exhibited higher levels of cash flows available to service their debt. In addition, U.S. middle market companies often are characterized by simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities. We believe that opportunities in senior secured loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issues with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

The Adviser — Owl Rock Capital Advisors LLC

Owl Rock Capital Advisors LLC serves as our investment adviser pursuant to an investment advisory agreement between us and the Adviser. See “Investment Advisory Agreement” below. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect subsidiary of Owl Rock Capital Partners LP (“Owl Rock Capital Partners”). Owl Rock Capital Partners is led by its three co-founders, Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. The Adviser’s investment team (the “Investment Team”) is also led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the investment committee (the “Investment Committee”). The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer and Alexis Maged. The Adviser has limited operating history. Subject to the overall supervision of the Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us.

The Adviser also serves as investment adviser to Owl Rock Capital Corporation II. Owl Rock Capital Corporation II is a corporation formed under the laws of the State of Maryland that, like us, has elected to be treated as a BDC under the 1940 Act. Owl Rock Capital Corporation II’s investment objective is similar to ours, which is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. As of March 31, 2019, Owl Rock Capital Corporation II had raised gross proceeds of approximately $576.5 million, including seed capital contributed by the Adviser in September 2016 and approximately $10.0 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

The Adviser is affiliated with ORTA and ORCPFA, which also are investment advisers and subsidiaries of Owl Rock Capital Partners. ORTA’s and ORCPFA’s investment teams are led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. ORTA serves as investment adviser to Owl Rock Technology Finance Corp. and ORCPFA serves as investment adviser to Owl Rock First Lien Master Fund, L.P. Owl Rock Technology Finance Corp. has elected to be treated as a BDC and its investment objective is to maximize total return by generating current income from its debt investments and other income producing securities, and capital appreciation from its equity and equity-linked investments. Owl Rock Technology Finance Corp. has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in technology-related companies.

Owl Rock Technology Finance Corp. conducts private offerings of its common stock to investors in reliance on exemptions from the registration requirements of the 1933 Act. As of March 31, 2019, Owl Rock Technology Finance Corp. had approximately $1.9 billion in total Capital Commitments from investors of which approximately $0.5 billion had been drawn.

Owl Rock First Lien Master Fund intends to originate and make loans to, and make debt investments in, U.S. middle market companies.

In addition to Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund, the Adviser and its affiliates may provide management or investment advisory services to entities that have overlapping objectives with us. The Adviser and its affiliates may face conflicts in the allocation of investment opportunities to us and others. In order to address these conflicts, the Owl Rock Advisers have put in place an allocation policy that addresses the allocation of investment opportunities as well as co-investment restrictions under the 1940 Act.

In addition, we, the Adviser and certain of its affiliates have been granted exemptive relief by the SEC to permit us co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief. See “Risk Factors — Risks Related to our Adviser and its Affiliates — We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interest.”

The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. See “RISK FACTORS — Risks Related to our Adviser and its Affiliates — The Adviser may face conflicts of interest with respect to services performed for issuers in which we invest.”

Potential Competitive Advantages

We believe that the Adviser’s disciplined approach to origination, fundamental credit analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving our capital. We believe that we represent an attractive investment opportunity for the following reasons:

Experienced Team with Expertise Across all Levels of the Corporate Capital Structure. The members of the Investment Committee have over 25 years of experience in private lending and investing at all levels of a company’s capital structure, particularly in high yield securities, leveraged loans, high yield credit derivatives and distressed securities, as well as experience in operations, corporate finance and mergers and acquisitions. The members of the Investment Committee have diverse backgrounds with investing experience through multiple business and credit cycles. Moreover, certain members of the Investment Committee and other executives and employees of the Adviser and its affiliates have operating and/or investing experience on behalf of business development companies. We believe this experience provides the Adviser with an in-depth understanding of the strategic, financial and operational challenges and opportunities of middle market companies and will afford it numerous tools to manage risk while preserving the opportunity for attractive risk-adjusted returns on our investments.

Distinctive Origination Platform. We anticipate that a substantial majority of our investments will be sourced directly and that our origination platform provides us the ability to originate investments without the assistance of investment banks or other traditional Wall Street intermediaries. The Investment Team includes over 45 investment professionals and is responsible for originating, underwriting, executing and managing the assets of our direct lending transactions and for sourcing and executing opportunities directly. The Investment Team has significant experience as transaction originators and building and maintaining strong relationships with private equity sponsors and companies.

The Investment Team also maintains direct contact with banks, corporate advisory firms, industry consultants, attorneys, investment banks, “club” investors and other potential sources of lending opportunities. We believe the Adviser’s ability to source through multiple channels allows us to generate investment opportunities that have more attractive risk-adjusted return characteristics than by relying solely on origination flow from investment banks or other intermediaries and to be more selective investors.

Since its inception through March 31, 2018, the Adviser and its affiliates have reviewed over 3,200 opportunities and sourced potential investment opportunities from over 380 private equity sponsors and venture capital firms. We believe that the Adviser receives “early looks” and “last looks” based on its relationships, allowing it to be highly selective in the transactions it pursues.

Potential Long-Term Investment Horizon. We believe our potential long-term investment horizon gives us flexibility, allowing us to maximize returns on our investments. We invest using a long-term focus, which we believe provides us with the opportunity to increase total returns on invested capital, as compared to other private company investment vehicles or investment vehicles with daily liquidity requirements (e.g., open-ended mutual funds and ETFs).

Defensive, Income-Orientated Investment Philosophy. The Adviser employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to minimize potential losses and achieve attractive risk adjusted returns.

Active Portfolio Monitoring. The Adviser closely monitors the investments in our portfolio and takes a proactive approach to identifying and addressing sector- or company-specific risks. The Adviser receives and reviews detailed financial information from portfolio companies no less than quarterly and seeks to maintain regular dialogue with portfolio company management teams regarding current and forecasted performance. We anticipate that many of our investments will have financial covenants that we believe will provide an early warning of potential problems facing our borrowers, allowing lenders, including us, to identify and carefully manage risk. Further, we anticipate that many of our equity investments will provide us the opportunity to nominate a member or observer to the board of directors of the portfolio company, which we believe will allow us to closely monitor the performance of our portfolio companies.

Investment Selection

The Adviser has identified the following investment criteria and guidelines that it believes are important in evaluating prospective portfolio companies. However, not all of these criteria and guidelines will be met, or will be equally important, in connection with each of our investments.

Established Companies with Positive Cash Flow. We seek to invest in companies with sound historical financial performance which we believe tend to be well-positioned to maintain consistent cash flow to service and repay their obligations and maintain growth in their businesses or market share. The Adviser typically focuses on companies with a history of profitability on an operating cash flow basis. The Adviser does not intend to invest in start-up companies that have not achieved sustainable profitability and cash flow generation or companies with speculative business plans.

Strong Competitive Position in Industry. The Adviser analyzes the strengths and weaknesses of target companies relative to their competitors. The factors the Adviser considers include relative product pricing, product quality, customer loyalty, substitution risk, switching costs, patent protection, brand positioning and capitalization. We seek to invest in companies that have developed leading positions within their respective markets, are well positioned to capitalize on growth opportunities and operate businesses, exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments or are in industries with significant barriers to entry. We seek companies that demonstrate advantages in scale, scope, customer loyalty, product pricing or product quality versus their competitors that, when compared to their competitors, may help to protect their market position and profitability.

Experienced Management Team. We seek to invest in companies that have experienced management teams. We also seek to invest in companies that have proper incentives in place, including management teams having significant equity interests to motivate management to act in concert with our interests as an investor.

Diversified Customer and Supplier Base. We generally seek to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers and competitors.

Exit Strategy. While certain debt investments may be repaid through operating cash flows of the borrower, we expect that the primary means by which we exit our debt investments will be through methods such as strategic acquisitions by other industry participants, an initial public offering of common stock, a recapitalization, a refinancing or another transaction in the capital markets.

Prior to making an equity investment in a prospective portfolio company, we analyze the potential for that company to increase the liquidity of its equity through a future event that would enable us to realize appreciation in the value of our equity interest. Liquidity events may include an initial private offering, a private sale of our equity interest to a third party, a merger or an acquisition of the company or a purchase of our equity position by the company or one of its stockholders.

In addition, in connection with our investing activities, we may make commitments with respect to an investment in a potential portfolio company substantially in excess of our final investment. In such situations, while we may initially agree to fund up to a certain dollar amount of an investment, we may sell a portion of such amount, such that we are left with a smaller investment than what was reflected in our original commitment.

Financial Sponsorship. We seek to participate in transactions sponsored by what we believe to be high-quality private equity and venture capital firms. We believe that a financial sponsor’s willingness to invest significant sums of equity capital into a company is an explicit endorsement of the quality of their investment. Further, financial sponsors of portfolio companies with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise.

Investments in Different Portfolio Companies and Industries. We seek to invest broadly among portfolio companies and industries, thereby potentially reducing the risk of any one company or industry having a disproportionate impact on the value of our portfolio; however, there can be no assurances in this regard. We seek to invest not more than 20% of our portfolio in any single industry classification and target portfolio companies that comprise 1-2% of our portfolio (with no individual portfolio company generally expected to comprise greater than 5% of our portfolio).

Investment Process Overview

Origination and Sourcing. The Investment Team has an extensive network from which to source deal flow and referrals. Specifically, the Adviser sources portfolio investments from a variety of different investment sources, including among others, private equity sponsors, management teams, financial intermediaries and advisers, investment bankers, family offices, accounting firms and law firms. The Adviser believes that its experience across different industries and transaction types makes the Adviser particularly qualified to source, analyze and execute investment opportunities.

Due Diligence Process. The process through which an investment decision is made involves extensive research into the company, its industry, its growth prospects and its ability to withstand adverse conditions. If one or more members of the Investment Team responsible for the transaction determines that an investment opportunity should be pursued, the Adviser will engage in an intensive due diligence process. Though each transaction may involve a somewhat different approach, the Adviser’s diligence of each opportunity could include:

•	understanding the purpose of the loan, the key personnel, the sources and uses of the proceeds;

•	meeting the company’s management and key personnel, including top level executives, to get an insider’s view of the business, and to probe for potential weaknesses in business prospects;

•	checking management’s backgrounds and references;

•	performing a detailed review of historical financial performance, including performance through various economic cycles, and the quality of earnings;

•	contacting customers and vendors to assess both business prospects and standard practices;

•	conducting a competitive analysis, and comparing the company to its main competitors on an operating, financial, market share and valuation basis;

•	researching the industry for historic growth trends and future prospects as well as to identify future exit alternatives;

•	assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth;

•	leveraging the Adviser’s internal resources and network with institutional knowledge of the company’s business;

•	assessing business valuation and corresponding recovery analysis; and

•	investigating legal and regulatory risks and financial and accounting systems and practices.

Selective Investment Process. After an investment has been identified and preliminary diligence has been completed, an investment committee memorandum is prepared. This report is reviewed by the members of the Investment Team in charge of the potential investment. If these members of the Investment Team are in favor of the potential investment, then a more extensive due diligence process is employed. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys, independent accountants, and other third-party consultants and research firms prior to the closing of the investment, as appropriate on a case-by-case basis.

Structuring and Execution. Approval of an investment requires the unanimous approval of the Investment Committee. Once the Investment Committee has determined that a prospective portfolio company is suitable for investment, the Adviser works with the management team of that company and its other capital providers, including senior, junior and equity capital providers, if any, to finalize the structure and terms of the investment.

Inclusion of Covenants. Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Portfolio Monitoring. The Adviser monitors our portfolio companies on an ongoing basis. The Adviser monitors the financial trends of each portfolio company to determine if it is meeting its business plans and to assess the appropriate course of action with respect to our investment in each portfolio company. The Adviser has a number of methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;

•	periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	comparisons to other companies in the portfolio company’s industry;

•	attendance at, and participation in, board meetings; and

•	review of periodic financial statements and financial projections for portfolio companies.

Structure of Investments

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

We expect that generally our portfolio composition will be majority debt or income producing securities, which may include “covenant-lite” loans (as defined below), with a lesser allocation to equity or equity-linked opportunities. In addition, we may invest a portion of our portfolio in opportunistic investments, which will not be our primary focus, but will be intended to enhance returns to our Shareholders. These investments may include high-yield bonds and broadly-syndicated loans. Our portfolio composition may fluctuate from time to time based on market conditions and interest rates.

Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Debt Investments. The terms of our debt investments are tailored to the facts and circumstances of each transaction. The Adviser negotiates the structure of each investment to protect our rights and manage our risk. We intend to invest in the following types of debt:

•

First-lien debt. First-lien debt typically is senior on a lien basis to other liabilities in the issuer’s capital structure and has the benefit of a first-priority security interest in assets of the issuer. The security interest ranks above the security interest of any second-lien lenders in those assets. Our first-lien debt may include stand-alone first-lien loans, “last out” first lien loans, “Unitranche” loans and secured corporate bonds with similar features to these categories of first-lien loans.

•

Stand-alone first lien loans. Stand-alone first-lien loans are traditional first-lien loans. All lenders in the facility have equal rights to the collateral that is subject to the first-priority security interest.

•

“Last out” first-lien / unitranche loans. Unitranche loans combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position. In many cases, we may provide the issuer most, if not all, of the capital structure above their equity. The primary advantages to the issuer are the ability to negotiate the entire debt financing with one lender and the elimination of intercreditor issues. “Last out” first-lien loans have a secondary priority behind super-senior “first out” first-lien loans in the collateral securing the loans in certain circumstances. The arrangements for a “last out” first-lien loan are set forth in an “agreement among lenders,” which provides lenders with “first out” and “last out” payment streams based on a single lien on the collateral. Since the “first out” lenders generally have priority over the “last out” lenders for receiving payment under certain specified events of default, or upon the occurrence of other triggering events under intercreditor agreements or agreements among lenders, the “last out” lenders bear a greater risk and, in exchange, receive a higher effective interest rate, through arrangements among the lenders, than the “first out” lenders or lenders in stand-alone first-lien loans. Agreements among lenders also typically provide greater voting rights to the “last out” lenders than the intercreditor agreements to which second-lien lenders often are subject. Among the types of first-lien debt in which we may invest, “last out” first-lien loans generally have higher effective interest rates than other types of first-lien loans, since “last out” first-lien loans rank below standalone first lien loans.

•

Second-lien debt. Our second-lien debt may include secured loans, and, to a lesser extent, secured corporate bonds, with a secondary priority behind first-lien debt. Second-lien debt typically is senior on a lien basis to unsecured liabilities in the issuer’s capital structure and has the benefit of a security interest over assets of the issuer, though ranking junior to first-lien debt secured by those assets. First-lien lenders and second-lien lenders typically have separate liens on the collateral, and an intercreditor agreement provides the first-lien lenders with priority over the second-lien lenders’ liens on the collateral.

•

Mezzanine debt. Structurally, mezzanine debt usually ranks subordinate in priority of payment to first-lien and second-lien debt, is often unsecured, and may not have the benefit of financial covenants common in first-lien and second-lien debt. However, mezzanine debt ranks senior to common and preferred equity in an issuer’s capital structure. Mezzanine debt investments generally offer lenders fixed returns in the form of interest payments and may provide lenders an opportunity to participate in the capital appreciation, if any, of an issuer through an equity interest. This equity interest typically takes the form of an equity co-investment or warrants. Due to its higher risk profile and often less restrictive covenants compared to senior secured loans, mezzanine debt generally bears a higher stated interest rate than first-lien and second-lien debt.

Our debt investments are typically structured with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target. The Adviser seeks to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•

negotiating covenants in connection with our investments consistent with preservation of our capital. Such restrictions may include affirmative covenants (including reporting requirements), negative covenants (including financial covenants), lien protection, change of control provisions and board rights, including either observation rights or rights to a seat on the board under some circumstances; and

•	including debt amortization requirements, where appropriate, to require the timely repayment of principal of the loan, as well as appropriate maturity dates.

Within our portfolio, the Adviser aims to maintain the appropriate proportion among the various types of first-lien loans, as well as second-lien debt and mezzanine debt, to allow us to achieve our target returns while maintaining our targeted amount of credit risk.

Equity Investments. Our investment in a portfolio company may include an equity-linked interest, such as a warrant or profit participation right. In certain instances, we will also make direct equity investments, although those situations are generally limited to those cases where we are making an investment in a more senior part of the capital structure of the issuer.

Investment Portfolio

As of March 31, 2019 and December 31, 2018, we had made investments with an aggregate fair value of $6.8 billion and $5.8 billion, respectively, in 81 and 73 portfolio companies, respectively. Investments at fair value and amortized cost consisted of the following as of March 31, 2019 and December 31, 2018:

	March 31, 2019		December 31, 2018
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$5,582,703	$5,579,004	$4,566,573	$4,554,835
Second-lien senior secured debt investments	1,130,237	1,125,016	1,119,507	1,109,366
Unsecured debt investments	23,000	24,230	23,000	22,183
Equity investments	11,215	12,294	11,215	11,063
Investment funds and vehicles(1)	93,638	91,168	91,138	86,622

Total Investments	$6,840,793	$6,831,712	$5,811,433	$5,784,069

(1)

Includes equity investment in Sebago Lake. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity – Sebago Lake LLC” for more information regarding Sebago Lake.

As of March 31, 2019 and December 31, 2018, we had outstanding commitments to fund unfunded investments totaling $593.9 million and $790.1 million, respectively. We maintain sufficient capacity to cover outstanding unfunded portfolio company commitments that we may be required to fund.

The industry composition of investments based on fair value as of March 31, 2019 and December 31, 2018 was as follows:

	March 31, 2019	December 31, 2018
Advertising and media	3.6%	4.2%
Aerospace and defense	1.5	—
Automotive	2.2	2.6
Buildings and real estate	6.2	5.2
Business services	8.8	7.6
Chemicals	3.5	1.7
Consumer products	3.5	1.8
Containers and packaging	0.6	0.7
Distribution	9.2	10.6
Education	2.6	3.0
Energy equipment and services	1.4	1.6
Financial services	1.5	1.9
Food and beverage	7.2	8.4
Healthcare providers and services	8.1	6.5
Healthcare technology	0.6	0.7
Household products	0.8	0.9
Infrastructure and environmental services	2.9	3.4
Insurance	0.6	0.6
Internet software and services	9.4	9.5
Investment funds and vehicles (1)	1.3	1.5
Leisure and entertainment	3.3	3.8
Manufacturing	1.5	1.8
Oil and gas	5.0	4.9
Professional services	9.8	11.4
Specialty retail	2.4	2.8
Telecommunications	0.5	0.6
Transportation	2.0	2.3

Total	100.0%	100.0%

(1)

Includes investment in Sebago Lake. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity – Sebago Lake LLC” for more information regarding Sebago Lake.

The geographic composition of investments based on fair value as of March 31, 2019 and December 31, 2018 was as follows:

	March 31, 2019	December 31, 2018
United States:
Midwest	17.4%	17.3%
Northeast	20.4	22.0
South	39.9	36.7
West	18.6	20.1
Belgium	1.3	1.6
Canada	0.8	0.9
United Kingdom	1.6	1.4

Total	100.0%	100.0%

Sebago Lake LLC

Sebago Lake, a Delaware limited liability company, was formed as a joint venture between the Company and The Regents of the University of California (“Regents”) and commenced operations on June 20, 2017. Sebago Lake’s principal purpose is to make investments, primarily in senior secured loans that are made to middle-market companies or in broadly syndicated loans. Both the Company and Regents (the “Members”) have a 50% economic ownership in Sebago Lake. Except under certain circumstances, contributions to Sebago Lake cannot be redeemed. Each of the Members initially agreed to contribute up to $100 million to Sebago Lake. On July 26, 2018, each of the Members increased their contribution to Sebago Lake up to an aggregate of $125 million. As of March 31, 2019, each Member has funded $93.6 million of their $125 million commitments. Sebago Lake is managed by the Members, each of which have equal voting rights. Investment decisions must be approved by each of the Members.

The Company has determined that Sebago Lake is an investment company under ASC 946; however, in accordance with such guidance, the Company will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company does not consolidate its non-controlling interest in Sebago Lake.

During 2018, the Company acquired one investment from Sebago Lake at fair market value. The transaction generated a realized gain of $0.1 million for Sebago Lake. During 2017, the Company sold its investment in three portfolio companies at fair market value to Sebago Lake generating a realized gain of $0.5 million.

As of March 31, 2019 and December 31, 2018, Sebago Lake had total investments in senior secured debt at fair value of $481.0 million and $531.5 million, respectively. The determination of fair value is in accordance with ASC 820; however, such fair value is not included in the Board’s valuation process described herein. The following table is a summary of Sebago Lake’s portfolio as well as a listing of the portfolio investments in Sebago Lake’s portfolio as of March 31, 2019 and December 31, 2018:

($ in thousands)	March 31, 2019	December 31, 2018
Total senior secured debt investments(1)	$490,749	$545,553
Weighted average spread over LIBOR(1)	4.69%	4.66%
Number of portfolio companies	16	16
Largest funded investment to a single borrower(1)	$49,643	$49,768

(1)	At par.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity – Sebago Lake LLC.”

Capital Resources and Borrowings

We anticipate generating cash in the future from the issuance of common stock and cash flows from operations, including interest received on our debt investments.

Additionally, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our common stock if the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 200% (or 150% if certain conditions are met) immediately after each such issuance. As of March 31, 2019 and December 31, 2018, our asset coverage was 245% and 225%, respectively. See “Regulation – Senior Securities” below.

Furthermore, while any indebtedness and senior securities remain outstanding, we must take provisions to prohibit any distribution to our shareholders (which may cause us to fail to distribute amounts necessary to avoid entity-level taxation under the Code), or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. In addition, we must also comply with positive and negative covenants customary for these types of facilities.

Debt obligations consisted of the following as of March 31, 2019 and December 31, 2018:

	March 31, 2019
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$701,000	$180,621	$700,288
Revolving Credit Facility(4)	600,000	489,917	110,083	485,845
SPV Asset Facility I	400,000	400,000	—	396,549
SPV Asset Facility II	550,000	550,000	—	543,846
SPV Asset Facility III	500,000	500,000	—	495,402
2023 Notes(5)	150,000	150,000	—	147,875

Total Debt	$3,100,000	$2,790,917	$290,704	$2,769,805

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $0.7 million, $4.1 million, $3.4 million, $6.2 million, $4.6 million and $1.7 million, respectively.

(3)	The amount available is reduced by $18.4 million of outstanding letters of credit.
(4)	Includes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.

(5)	Inclusive of change in fair value of effective hedge.

	December 31, 2018
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$883,000	$4,487	$881,795
Revolving Credit Facility(4)	600,000	308,643	291,357	304,229
SPV Asset Facility I	400,000	400,000	—	396,352
SPV Asset Facility II	550,000	550,000	—	543,713
SPV Asset Facility III	500,000	300,000	200,000	294,995
2023 Notes(5)	150,000	150,000	—	146,633

Total Debt	$3,100,000	$2,591,643	$495,844	$2,567,717

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $1.2 million, $4.4 million, $3.6 million, $6.3 million, $5.0 million and $1.8 million, respectively.

(3)	The amount available is reduced by $12.5 million of outstanding letters of credit.
(4)	Includes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.
(5)	Inclusive of change in fair value of effective hedge.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Financial Condition, Liquidity and Capital Resources — Debt”.

See “Prospectus Summary — Recent Developments.”

Dividend Policy

To qualify for tax treatment as a RIC, we must distribute (or be treated as distributing) in each taxable year dividends of an amount equal to at least 90% of our investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gains over net long-term capital losses, as well as other taxable income, excluding any net capital gains reduced by deductible expenses) and 90% of our net tax-exempt income for that taxable year. As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to shareholders. We may be subject to a nondeductible 4% U.S. federal excise tax if we do not distribute (or are treated as distributing) in each calendar year an amount at least equal to the sum of:

•	98% of our net ordinary income, excluding certain ordinary gains and losses, recognized during a calendar year;

•	98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of such calendar year; and

•	100% of any income or gains recognized, but not distributed, in preceding years.

We have previously incurred, and can be expected to incur in the future, such excise tax on a portion of our income and gains. While we intend to distribute income and capital gains to minimize exposure to the 4% excise tax, we may not be able to, or may not choose to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement. See “Risk Factors — U.S. Federal Income Tax Risks — We will be subject to corporate-level U.S. federal income tax if we are unable to qualify and maintain our tax treatment as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries.”

The following table reflects the distributions declared on shares of the Company’s common stock during the three months ended March 31, 2019:

	March 31, 2019
Date Declared	Record Date	Payment Date	Distribution per Share
February 27, 2019	March 31, 2019	May 15, 2019	$0.33

Total Distributions Declared			$0.33

The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2018:

	December 31, 2018
Date Declared	Record Date	Payment Date	Distribution per Share
November 6, 2018	December 31, 2018	January 31, 2019	$0.36
August 7, 2018	September 30, 2018	November 15, 2018	$0.39
June 22, 2018	June 30, 2018	August 15, 2018	$0.34
March 2, 2018	March 31, 2018	April 30, 2018	$0.33

Total Distributions Declared			$1.42

The following table reflects the distributions declared on shares of our common stock during the year ended December 31, 2017:

	December 31, 2017
Date Declared	Record Date	Payment Date	Distribution per Share
November 7, 2017	December 31, 2017	January 31, 2018	$0.34
November 7, 2017	November 7, 2017	November 14, 2017	$0.32
August 8, 2017	August 8, 2017	August 15, 2017	$0.26
May 9, 2017	May 9, 2017	May 15, 2017	$0.24
March 7, 2017	March 7, 2017	March 15, 2017	$0.19

Total Distributions Declared			$1.35

The following table reflects the distribution declared on shares of our common stock during the year ended December 31, 2016:

	December 31, 2016
Date Declared	Record Date	Payment Date	Distribution per Share
November 8, 2016	November 15, 2016	November 30, 2016	$0.06

Total Distributions Declared			$0.06

Dividend Reinvestment Plan

We have adopted a dividend reinvestment plan, pursuant to which we will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distribution in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock as described below, rather than receiving the cash dividend or other distribution. Any fractional share otherwise issuable to a participant in the dividend reinvestment plan will instead be paid in cash. See “Dividend Reinvestment Plan” for further information.

Tender Offers

On March 15, 2017, the Company offered to repurchase up to $50 million of issued and outstanding shares of common stock at a purchase price of $15.09 per share. The tender offer expired on April 11, 2017 and no shares were repurchased. The Company has agreed that it will not conduct another tender offer prior to the earlier of (i) an Exchange Listing and (ii) such time all of the Capital Commitments have been drawn down.

Competition

Our primary competitors in providing financing to middle market companies include public and private funds, other BDCs, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. Some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Further, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company, or to the distribution and other requirements we must satisfy to qualify for RIC tax treatment. See “Risk Factors — Risks Relating to Our Business — We may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses.”

Investment Advisory Agreement

On March 1, 2016, we entered into an investment advisory agreement with the Adviser (the “Original Investment Advisory Agreement”) which, with the approval of the Board, including a majority of our independent directors, was amended and restated on February 27, 2019 (as amended and restated, the “Investment Advisory Agreement”) to reduce the fees that the Company will pay the Adviser following an Exchange Listing (which will include this offering). Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing our business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring its portfolio companies on an ongoing basis through a team of investment professionals. See “Management and Other Agreements — Investment Advisory Agreement” for further information.

Administration Agreement

On March 1, 2016, we entered into an Administration Agreement with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees, the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. The Administration Agreement also provides that we reimburse the Adviser for certain organization costs incurred prior to the commencement of our operations, and for certain offering costs. We reimburse the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Adviser for any services performed for it by such affiliate or third party. See “Management and Other Agreements — Administration Agreement” for further information.

Affiliated Transactions

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. We, the Adviser and certain affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates, including Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp., in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we are generally permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief and seeks to ensure equitable allocation of investment opportunities between the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds managed by the Adviser or its affiliates. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

Stock Repurchase Plan

On              2019, our Board approved the Company 10b5-1 Plan, to acquire up to $100 million in the aggregate of our common stock at prices below our net asset value per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. We put the Company 10b5-1 Plan in place because we believe that, in the current market conditions, if our common stock is trading below our then-current net asset value per share, it is in the best interest of our shareholders for us to reinvest in our portfolio.

The Company 10b5-1 Plan is designed to allow us to repurchase our common stock at times when we otherwise might be prevented from doing so under insider trading laws. The Company 10b5-1 Plan requires             , as our agent, to repurchase shares of common stock on our behalf when the market price per share is below the most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by us to any previously announced net asset value per share). Under the Company 10b5-1 Plan, the agent will increase the volume of purchases made as the price of our common stock declines, subject to volume restrictions. The timing and amount of any stock repurchases will depend on the terms and conditions of the Company 10b5-1 Plan, the market price of our common stock and trading volumes, and no assurance can be given that any particular amount of common stock will be repurchased.

The purchase of shares pursuant to the Company 10b5-1 Plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances.

The 10b5-1 Plan shall commence 30 calendar days after the closing of this offering and terminate upon the earliest to occur of (i) 18-months (tolled for periods during which the 10b5-1 Plan is suspended), (ii) the end of the trading day on which the aggregate purchase price for all Shares purchased under the 10b5-1 Plan equals $100,000,000 and (iii) the occurrence of certain other events described in the 10b5-1 Plan.

License Agreement

We have also entered into a license agreement (the “License Agreement”) with an affiliate of Owl Rock Capital Partners, pursuant to which we were granted a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, we have a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Owl Rock” name or logo. See “Management and Other Agreements — License Agreement” for further information.

Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”) and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We expect to remain an emerging growth company for up to five years following the completion of this offering of common equity securities or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the 1934 Act which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. See “Risk Factors — Risks Related to Our Business — We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Each of our executive officers is employed by the Adviser or its affiliates. Our day-to-day investment operations are managed by the Adviser. The services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by the Adviser or its affiliates. The Investment Team is focused on origination and transaction development and the ongoing monitoring of our investments. In addition, we reimburse the Adviser for the allocable portion of the compensation paid by the Adviser (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). See “— Investment Advisory Agreement” and “— Administration Agreement.”

Regulation as a Business Development Company

We are an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under the Code for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. We will not invest more than 20% of our total assets in companies whose principal place of business is outside the United States. See “Regulation” for further information.

Taxation as a Regulated Investment Company

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we can be expected to carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income. See “Certain U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company” for further information.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of the unaudited fiscal quarter ended March 31, 2019 and the end of the fiscal years ended December 31, 2018, 2017 and 2016. The report of our independent registered public accounting firm on the senior securities table as of December 31, 2018, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1) ($ in thousands)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Revolving Credit Facility
March 31, 2019 (unaudited)	$489.9	$2,453	—	N/A
December 31, 2018	$308.6	$2,254	—	N/A
December 31, 2017	$—	$2,580	—	N/A
SPV Asset Facility I
March 31, 2019 (unaudited)	$400.0	$2,453	—	N/A
December 31, 2018	$400.0	$2,254	—	N/A
December 31, 2017	$400.0	$2,580	—	N/A
SPV Asset Facility II
March 31, 2019 (unaudited)	$550.0	$2,453	—	N/A
December 31, 2018	$550.0	$2,254	—	N/A
SPV Asset Facility III
March 31, 2019 (unaudited)	$500.0	$2,453	—	N/A
December 31, 2018	$500.0	$2,254	—	N/A
Subscription Credit Facility
March 31, 2019 (unaudited)	$701.0	$2,453	—	N/A
December 31, 2018	$883.0	$2,254	—	N/A
December 31, 2017	$393.5	$2,580	—	N/A
December 31, 2016	$495.0	$2,375	—	N/A
2023 Notes
March 31, 2019 (unaudited)	$150.0	$2,453	—	N/A
December 31, 2018	$150.0	$2,254	—	N/A
December 31, 2017	$138.5	$2,580	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)

The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)	Not applicable because the senior securities are not registered for public trading.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of March 31, 2019. We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments. As of March 31, 2019, other than Sebago Lake LLC, we did not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned 25.0% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned five percent or more of its voting securities.

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
IRI Holdings, Inc.(1)(4) 150 North Clinton Street Chicago, IL 60661-1416	Advertising and media	First lien senior secured loan	L + 4.50%	11/28/2025	0.0%	$14,963	$14,819	$14,726
PAK Acquisition Corporation (dba Valpak)(1)(4) 805 Executive Center Drive West #100 St. Petersburg, FL 33702	Advertising and media	First lien senior secured loan	L + 8.00%	6/30/2022	0.0%	70,775	69,855	71,128
Swipe Acquisition Corporation (dba PLI)(1)(2) 1220 Trade Drive North Las Vegas, NV 89030	Advertising and media	First lien senior secured loan	L + 7.75%	6/29/2024	0.0%	161,811	158,851	158,575
Swipe Acquisition Corporation (dba PLI)(1)(7) 1220 Trade Drive North Las Vegas, NV 89030	Advertising and media	First lien senior secured delayed draw term loan	L + 7.75%	9/30/2019	0.0%	—	(170)	(65)
Aviation Solutions Midco, LLC (dba STS Aviation)(1)(4) 2000 NE Jensen Beach Blvd Jensen Beach, FL 34957	Aerospace and defense	First lien senior secured loan	L + 5.50%	1/4/2025	0.0%	102,000	100,520	100,470
Mavis Tire Express Services Corp.(1)(2) 358 Saw Mill River Road, Suite 17 Millwood, NY 10546	Automotive	Second lien senior secured loan	L + 7.50%	3/20/2026	0.0%	155,000	151,871	151,125
Mavis Tire Express Services Corp.(1)(2)(7) 358 Saw Mill River Road, Suite 17 Millwood, NY 10546	Automotive	Second lien senior secured delayed draw term loan	L + 7.50%	3/20/2020	0.0%	1,449	1,190	1,090
Associations, Inc.(1)(4) 5401 North Central Expressway, Suite 300 Dallas, TX 75205	Buildings and real estate	First lien senior secured loan	L + 4.00%	7/30/2024	0.0%	233,734	231,113	231,981
Associations, Inc.(1)(4)(7) 5401 North Central Expressway, Suite 300 Dallas, TX 75205	Buildings and real estate	First lien senior secured delayed draw term loan	L + 4.00%	7/30/2021	0.0%	28,183	27,542	27,749
Associations, Inc.(1)(7) 5401 North Central Expressway, Suite 300 Dallas, TX 75205	Buildings and real estate	First lien senior secured revolving loan	L + 6.00%	7/30/2024	0.0%	—	(128)	(173)
Cheese Acquisition, LLC(1)(4) 233 Peachtree Street NE Harris Tower, Suite 2600 Atlanta, GA 30303	Buildings and real estate	First lien senior secured loan	L + 4.75%	11/28/2024	0.0%	129,040	127,156	127,427
Cheese Acquisition, LLC(1)(6) 233 Peachtree Street NE Harris Tower, Suite 2600 Atlanta, GA 30303	Buildings and real estate	First lien senior secured loan	C + 5.00%	11/28/2024	0.0%	33,945	33,902	33,523
Cheese Acquisition, LLC(1)(7) 233 Peachtree Street NE Harris Tower, Suite 2600 Atlanta, GA 30303	Buildings and real estate	First lien senior secured revolving loan	L + 4.75%	11/28/2023	0.0%	—	(191)	(205)

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
Access CIG, LLC(1)(2) 6818 A Patterson Pass Road Livermore, CA 94550	Business services	Second lien senior secured loan	L + 7.75%	2/27/2026	0.0%	37,756	37,439	37,379
CIBT Global, Inc.(1)(4) 1600 International Drive, Suite 600 McLean, VA 22102	Business services	Second lien senior secured loan	L + 7.75%	6/2/2025	0.0%	59,500	58,236	58,637
ConnectWise, LLC(1)(4) 4110 George Rd., Suite 200 Tampa, FL, 33634	Business services	First lien senior secured loan	L + 5.50%	2/28/2025	0.0%	155,151	153,233	153,211
ConnectWise, LLC(1)(7) 4110 George Rd., Suite 200 Tampa, FL, 33634	Business services	First lien senior secured revolving loan	L + 5.50%	2/28/2025	0.0%	—	(204)	(207)
Transperfect Global, Inc.(1)(2) Three Park Avenue 39th Floor New York, NY 10016	Business services	First lien senior secured loan	L + 6.75%	5/7/2024	0.0%	230,670	226,606	231,823
Vistage International, Inc.(1)(2) 11452 El Camino Real, Suite 400 San Diego, CA 92130	Business services	Second lien senior secured loan	L + 8.00%	2/8/2026	0.0%	43,500	43,170	43,065
Vestcom Parent Holdings, Inc.(1)(2) 2800 Cantrell Road Suite 400 Little Rock, AK 72202	Business services	Second lien senior secured loan	L + 8.25%	12/19/2024	0.0%	78,987	78,095	78,592
Douglas Products and Packaging Company LLC(1)(4) 1550 E. Old 210 Highway Liberty, MO 64068	Chemicals	First lien senior secured loan	L + 5.75%	10/19/2022	0.0%	99,695	98,894	98,699
Douglas Products and Packaging Company LLC(1)(4)(7) 1550 E. Old 210 Highway Liberty, MO 64068	Chemicals	First lien senior secured revolving loan	L + 5.75%	10/19/2022	0.0%	2,725	2,670	2,634
Innovative Water Care Global Corporation(1)(4) 1400 Bluegrass Lakes Pkwy Alpharetta, GA 30004	Chemicals	First lien senior secured loan	L + 5.00%	2/27/2026	0.0%	150,000	139,546	139,500
Feradyne Outdoors, LLC(1)(4) 1230 Poplar Avenue Superior, WI 54880	Consumer products	First lien senior secured loan	L + 6.25%	5/25/2023	0.0%	113,479	112,460	101,563
WU Holdco, Inc. (dba Weiman Products, LLC)(1)(4) 705 Tri State Pkwy Gurnee, IL 60031	Consumer products	First lien senior secured loan	L + 5.50%	3/26/2026	0.0%	141,193	138,374	138,370
WU Holdco, Inc. (dba Weiman Products, LLC)(1)(7) 705 Tri State Pkwy Gurnee, IL 60031	Consumer products	First lien senior secured delayed draw term loan	L + 5.50%	3/26/2021	0.0%	—	(198)	(199)
WU Holdco, Inc. (dba Weiman Products, LLC)(1)(7) 705 Tri State Pkwy Gurnee, IL 60031	Consumer products	First lien senior secured revolving loan	L + 5.50%	3/26/2025	0.0%	—	(278)	(278)
Pregis Holding I Corporation(1)(4) 1650 Lake Cook Road, Suite 400 Deerfield, IL 60015	Containers and packaging	Second lien senior secured loan	L + 7.25%	5/20/2022	0.0%	43,000	42,315	42,570
ABB/Con-cise Optical Group LLC(1)(2) 12301 NW 39th Street Coral Springs, FL 33065	Distribution	First lien senior secured loan	L + 5.00%	6/15/2023	0.0%	58,942	59,056	56,584
ABB/Con-cise Optical Group LLC(1)(2) 12301 NW 39th Street Coral Springs, FL 33065	Distribution	Second lien senior secured loan	L + 9.00%	6/17/2024	0.0%	25,000	24,443	23,750
Aramsco, Inc.(1)(2) PO Box 29 Thorofare, NJ 08086	Distribution	First lien senior secured loan	L + 5.25%	8/28/2024	0.0%	55,578	54,299	54,188
Aramsco, Inc.(1)(2)(7) PO Box 29 Thorofare, NJ 08086	Distribution	First lien senior secured revolving loan	L + 5.25%	8/28/2024	0.0%	279	90	70

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
Dade Paper & Bag, LLC (dba Imperial-Dade)(1)(2) 255 Route 1 & 9 Jersey City, NJ 07306	Distribution	First lien senior secured loan	L + 7.44%	6/10/2024	0.0%	37,112	36,568	37,091
Dealer Tire, LLC(1)(2) 7012 Euclid Ave Cleveland, OH 44103	Distribution	First lien senior secured loan	L + 5.50%	12/15/2025	0.0%	114,750	109,197	111,881
Endries Acquisition, Inc.(1)(2) 714 West Ryan Street, P.O. Box 69 Brillion, Wisconsin USA 54110-0069	Distribution	First lien senior secured loan	L + 6.25%	12/10/2025	0.0%	180,000	176,953	176,850
Endries Acquisition, Inc.(1)(2)(7) 714 West Ryan Street, P.O. Box 69 Brillion, Wisconsin USA 54110-0069	Distribution	First lien senior secured delayed draw term loan	L + 6.25%	12/10/2020	0.0%	10,440	9,393	9,345
Endries Acquisition, Inc.(1)(2)(7) 714 West Ryan Street, P.O. Box 69 Brillion, Wisconsin USA 54110-0069	Distribution	First lien senior secured revolving loan	L + 6.25%	12/10/2024	0.0%	6,300	5,852	5,828
JM Swank, LLC(1)(4) 21333 Haggerty Rd. Suite 100 Novi, MI 48375	Distribution	First lien senior secured loan	L + 7.50%	7/25/2022	0.0%	117,070	115,474	114,143
QC Supply, LLC(1)(2) 574 Road 11 Schuyler, NE 68661	Distribution	First lien senior secured loan	L + 6.00%	12/29/2022	0.0%	34,506	33,920	32,953
QC Supply, LLC(1)(2) 574 Road 11 Schuyler, NE 68661	Distribution	First lien senior secured revolving loan	L + 6.00%	12/29/2021	0.0%	4,969	4,901	4,745
Learning Care Group (US) No. 2 Inc.(1)(4) 21333 Haggerty Rd., Suite 100 Novi, MI 48375	Education	Second lien senior secured loan	L + 7.50%	3/13/2026	0.0%	25,000	24,547	24,500
Severin Acquisition, LLC (dba PowerSchool)(1)(4) 150 Parkshore Dr. Folsom, CA 95630	Education	Second lien senior secured loan	L + 6.75%	8/3/2026	0.0%	92,500	91,628	91,113
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(1)(4) 4500 East-West Highway Suite 300 Bethesda, MD 20814	Education	First lien senior secured loan	L + 6.00%	5/14/2024	0.0%	62,687	61,310	61,121
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(1)(7) 4500 East-West Highway Suite 300 Bethesda, MD 20814	Education	First lien senior secured revolving loan	L + 6.00%	5/14/2024	0.0%	—	(90)	(106)
Hillstone Environmental Partners, LLC(1)(4) 1515 Wazee, Suite 300 Denver, Colorado 80202	Energy equipment and services	First lien senior secured loan	L + 7.75%	4/25/2023	0.0%	84,708	83,598	84,708
Hillstone Environmental Partners, LLC(1)(7) 1515 Wazee, Suite 300 Denver, Colorado 80202	Energy equipment and services	First lien senior secured revolving loan	L + 7.75%	4/25/2023	0.0%	—	(54)	—
Liberty Oilfield Services LLC(1)(2) 950 17th Street, Suite 2000, 20th Floor Denver, CO 80202	Energy equipment and services	First lien senior secured loan	L + 7.63%	9/19/2022	0.0%	14,148	13,958	14,219
Blackhawk Network Holdings, Inc.(1)(2) 6220 Stoneridge Mall Road Pleasanton, CA 94588	Financial services	Second lien senior secured loan	L + 7.00%	6/15/2026	0.0%	75,998	75,134	74,478
NMI Acquisitionco, Inc. (dba Network Merchants)(1)(2) 201 Main St. Roselle, IL 60172	Financial services	First lien senior secured loan	L + 6.75%	9/6/2022	0.0%	28,409	27,889	27,415

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
NMI Acquisitionco, Inc. (dba Network Merchants)(1)(2)(7) 201 Main St. Roselle, IL 60172	Financial services	First lien senior secured revolving loan	L + 6.75%	9/6/2022	0.0%	427	415	404
Carolina Beverage Group (fka Cold Spring Brewing Company)(1)(2) 110 Barley Park Ln Mooresville, NC 28115	Food and beverage	First lien senior secured loan	L + 5.50%	5/15/2024	0.0%	37,559	36,907	36,808
Carolina Beverage Group (fka Cold Spring Brewing Company)(1)(7) 110 Barley Park Ln Mooresville, NC 28115	Food and beverage	First lien senior secured revolving loan	L + 5.50%	5/15/2024	0.0%	—	(46)	(54)
CM7 Restaurant Holdings, LLC(1)(2) 18900 Dallas Parkway Dallas, TX 75287	Food and beverage	First lien senior secured loan	L + 8.75%	5/22/2023	0.0%	36,490	35,916	34,848
CM7 Restaurant Holdings, LLC(1)(2)(7) 18900 Dallas Parkway Dallas, TX 75287	Food and beverage	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	0.0%	859	844	768
CM7 Restaurant Holdings, LLC(1)(7) 18900 Dallas Parkway Dallas, TX 75287	Food and beverage	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	0.0%	—	—	(184)
CM7 Restaurant Holdings, LLC 18900 Dallas Parkway Dallas, TX 75287	Food and beverage	LLC Interest	N/A	N/A	0.1%	340	340	269
Give and Go Prepared Foods Corp.(1)(4) 6650 Finch Ave West Etobicoke ON M9W 5Y6, Canada	Food and beverage	Second lien senior secured loan	L + 8.50%	1/29/2024	0.0%	42,000	41,661	37,170
H-Food Holdings, LLC(1)(2) 3500 Lacey Road, Suite 300 Downers Grove IL 60515	Food and beverage	First lien senior secured loan	L + 4.00%	5/23/2025	0.0%	26,035	25,785	25,584
H-Food Holdings, LLC(1)(2) 3500 Lacey Road, Suite 300 Downers Grove IL 60515	Food and beverage	Second lien senior secured loan	L + 7.00%	3/2/2026	0.0%	121,800	118,943	118,755
H-Food Holdings, LLC 3500 Lacey Road, Suite 300 Downers Grove IL 60515	Food and beverage	LLC Interest	N/A	N/A	0.9%	10,875	10,875	12,025
Hometown Food Company(1)(2) 1 Strawberry Lane Orrville, Ohio 44667-0280	Food and beverage	First lien senior secured loan	L + 5.25%	8/31/2023	0.0%	28,825	28,311	28,249
Hometown Food Company(1)(2)(7) 1 Strawberry Lane Orrville, Ohio 44667-0280	Food and beverage	First lien senior secured revolving loan	L + 5.25%	8/31/2023	0.0%	212	137	127
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(1)(2) 3500 Lacey Rd Downers Grove, IL 60515	Food and beverage	First lien senior secured loan	L + 4.50%	7/30/2025	0.0%	35,910	35,198	35,102
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(1)(2)(7) 3500 Lacey Rd Downers Grove, IL 60515	Food and beverage	First lien senior secured revolving loan	L + 4.50%	7/30/2023	0.0%	840	665	638
Manna Development Group, LLC(1)(2) 2339 11th Street Encinitas, CA 92024	Food and beverage	First lien senior secured loan	L + 6.00%	10/24/2022	0.0%	57,232	56,530	56,373
Manna Development Group, LLC(1)(2)(7) 15044 N. Scottsdale Road Suite 300 Scottsdale, AZ 85254	Food and beverage	First lien senior secured revolving loan	L + 6.00%	10/24/2022	0.0%	867	730	802

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
Recipe Acquisition Corp. (dba Roland Corporation)(1)(4) 71 West 23rd Street New York, NY 10010	Food and beverage	Second lien senior secured loan	L + 8.00%	12/1/2022	0.0%	32,000	31,593	32,000
Tall Tree Foods, Inc.(1)(2) 1190 West Loop South Houston, TX 77028	Food and beverage	First lien senior secured loan	L + 7.25%	8/12/2022	0.0%	46,000	45,572	44,620
Ultimate Baked Goods Midco, LLC(1)(2) 828 Kasota Ave SE Minneapolis, MN 55414	Food and beverage	First lien senior secured loan	L + 4.00%	8/11/2025	0.0%	27,000	26,439	26,326
Ultimate Baked Goods Midco, LLC(1)(2)(7) 828 Kasota Ave SE Minneapolis, MN 55414	Food and beverage	First lien senior secured revolving loan	L + 4.00%	8/9/2023	0.0%	318	218	191
Covenant Surgical Partners, Inc.(1)(4) 401 Commerce Street, Suite 600 Nashville, TN 37219	Healthcare providers and services	First lien senior secured loan	L + 4.75%	10/4/2024	0.0%	29,647	29,647	29,499
Covenant Surgical Partners, Inc.(1)(7) 401 Commerce Street, Suite 600 Nashville, TN 37219	Healthcare providers and services	First lien senior secured delayed draw term loan	L + 4.75%	11/30/2020	0.0%	—	(702)	(375)
Geodigm Corporation (dba National Dentex)(1)(2) 11601 Kew Gardens Ave, Suite 200 Palm Beach Gardens, FL 33410	Healthcare providers and services	First lien senior secured loan	L + 6.87%	12/1/2021	0.0%	124,405	123,498	123,160
GI Chill Acquisition (dba California Cryobank)(1)(4) 611 Gateway Blvd, Suite 820 South San Francisco, CA 94080	Healthcare providers and services	First lien senior secured loan	L + 4.00%	8/6/2025	0.0%	31,840	31,693	31,522
GI Chill Acquisition (dba California Cryobank)(1)(4) 611 Gateway Blvd, Suite 820 South San Francisco, CA 94080	Healthcare providers and services	Second lien senior secured loan	L + 7.50%	8/6/2026	0.0%	135,400	134,121	133,369
Premier Imaging, LLC (dba LucidHealth)(1)(2) 100 E. Campus View Blvd., Suite 100 Columbus, Ohio 43235	Healthcare providers and services	First lien senior secured loan	L + 5.50%	1/2/2025	0.0%	33,915	33,264	33,237
RxSense Holdings, LLC(1)(2) 99 High Street, Suite 2800 Boston, MA 02110	Healthcare providers and services	First lien senior secured loan	L + 6.00%	2/15/2024	0.0%	134,906	132,923	132,882
RxSense Holdings, LLC(1)(7) 99 High Street, Suite 2800 Boston, MA 02110	Healthcare providers and services	First lien senior secured revolving loan	L + 6.00%	2/15/2024	0.0%	—	(118)	(121)
TC Holdings, LLC (dba TrialCard)(1)(2) 2250 Perimeter Park Dr #300, Morrisville, NC 27560	Healthcare providers and services	First lien senior secured loan	L + 4.50%	11/14/2023	0.0%	61,442	60,355	60,521
TC Holdings, LLC (dba TrialCard)(1)(2)(7) 2250 Perimeter Park Dr #300, Morrisville, NC 27560	Healthcare providers and services	First lien senior secured delayed draw term loan	L + 4.50%	6/30/2019	0.0%	9,675	9,263	9,311
TC Holdings, LLC (dba TrialCard)(1)(2)(7) 2250 Perimeter Park Dr #300, Morrisville, NC 27560	Healthcare providers and services	First lien senior secured revolving loan	L + 4.50%	11/14/2022	0.0%	419	339	344
Bracket Intermediate Holding Corp.(1)(2) 575 East Swedesford Road, Suite 200 Wayne, PA 19087	Healthcare technology	First lien senior secured loan	L + 4.25%	9/5/2025	0.0%	15,671	15,598	15,593

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
Bracket Intermediate Holding Corp.(1)(2) 575 East Swedesford Road, Suite 200 Wayne, PA 19087	Healthcare technology	Second lien senior secured loan	L + 8.13%	9/5/2026	0.0%	26,250	25,750	25,725
Hayward Industries, Inc.(1)(2) 620 Division Street Elizabeth, NJ 07201	Household products	Second lien senior secured loan	L + 8.25%	8/4/2025	0.0%	52,149	51,261	52,149
FR Arsenal Holdings II Corp. (dba Applied-Cleveland Holdings, Inc.)(1)(4) 370690 East Old Highway 64 Cleveland, OK 74020	Infrastructure and environmental services	First lien senior secured loan	L + 7.25%	9/8/2022	0.0%	146,957	144,738	146,957
LineStar Integrity Services LLC(1)(4) 5391 Bay Oaks Dr. Pasadena, TX 77505	Infrastructure and environmental services	First lien senior secured loan	L + 7.25%	2/12/2024	0.0%	51,150	50,279	50,383
LineStar Integrity Services LLC(1)(7) 5391 Bay Oaks Dr. Pasadena, TX 77505	Infrastructure and environmental services	First lien senior secured delayed draw term loan	L + 7.25%	8/12/2019	0.0%	—	(210)	(129)
CD&R TZ Purchaser, Inc. (dba Tranzact)(1)(3) 2200 Fletcher Avenue, 4th Floor Fort Lee, NJ 07024	Insurance	First lien senior secured loan	L + 6.00%	7/21/2023	0.0%	34,106	32,699	34,106
Accela, Inc.(1)(4) 2633 Camino Ramon, Suite 500 San Ramon, CA 94583	Internet software and services	First lien senior secured loan	L + 6.25%	9/28/2023	0.0%	48,630	47,666	46,199
Accela, Inc.(1)(5)(7) 2633 Camino Ramon, Suite 500 San Ramon, CA 94583	Internet software and services	First lien senior secured revolving loan	P + 5.25%	9/28/2023	0.0%	3,616	3,504	3,118
Apptio, Inc.(1)(2) 11100 NE 8th Street, Suite 600 Bellevue, WA 98004	Internet software and services	First lien senior secured loan	L + 7.25%	1/10/2025	0.0%	33,346	32,698	32,679
Apptio, Inc.(1)(7) 11100 NE 8th Street, Suite 600 Bellevue, WA 98004	Internet software and services	First lien senior secured revolving loan	L + 7.25%	1/10/2025	0.0%	—	(54)	(56)
Genesis Acquisition Co. (dba Procare Software)(1)(4) 1 West Main St., Ste 201 Medford, OR 97501	Internet software and services	First lien senior secured loan	L + 4.00%	7/31/2024	0.0%	18,110	17,782	17,748
Genesis Acquisition Co. (dba Procare Software)(1)(7) 1 West Main St., Ste 201 Medford, OR 97501	Internet software and services	First lien senior secured delayed draw term loan	L + 4.00%	7/31/2020	0.0%	—	(42)	(47)
Genesis Acquisition Co. (dba Procare Software)(1)(7) 1 West Main St., Ste 201 Medford, OR 97501	Internet software and services	First lien senior secured revolving loan	L + 4.00%	7/31/2024	0.0%	—	(47)	(53)
Infoblox Inc.(1)(2) 3111 Coronado Drive Santa Clara, CA 95054	Internet software and services	Second lien senior secured loan	L + 8.75%	11/7/2024	0.0%	30,000	29,541	30,000
IQN Holding Corp. (dba Beeline)(1)(4) 12724 Gran Bay Parkway West, Suite 200 Jacksonville, FL 32258-4467	Internet software and services	First lien senior secured loan	L + 5.50%	8/20/2024	0.0%	193,357	190,694	189,490
IQN Holding Corp. (dba Beeline)(1)(4)(7) 12724 Gran Bay Parkway West, Suite 200 Jacksonville, FL 32258-4467	Internet software and services	First lien senior secured revolving loan	L + 5.50%	8/20/2023	0.0%	7,139	6,841	6,686

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
Lightning Midco, LLC (dba Vector Solutions)(1)(4) 4890 W. Kennedy Blvd, Suite 300 Tampa, FL 33609	Internet software and services	First lien senior secured loan	L + 5.50%	11/21/2025	0.0%	114,627	113,527	113,480
Lightning Midco, LLC (dba Vector Solutions)(1)(4)(7) 4890 W. Kennedy Blvd, Suite 300 Tampa, FL 33609	Internet software and services	First lien senior secured delayed draw term loan	L + 5.50%	11/23/2020	0.0%	9,490	9,237	9,223
Lightning Midco, LLC (dba Vector Solutions)(1)(4)(7) 4890 W. Kennedy Blvd, Suite 300 Tampa, FL 33609	Internet software and services	First lien senior secured revolving loan	L + 5.50%	11/21/2023	0.0%	5,372	5,248	5,238
MINDBODY, Inc.(1)(2) 651 Tank Farm Road San Luis Obispo, CA	Internet software and services	First lien senior secured loan	L + 7.00%	2/14/2025	0.0%	57,679	57,110	57,102
MINDBODY, Inc.(1)(7) 651 Tank Farm Road San Luis Obispo, CA	Internet software and services	First lien senior secured revolving loan	L + 7.00%	2/14/2025	0.0%	—	(60)	(61)
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(1)(2) 150 Granby Street Norfolk, VA 23510-1604	Internet software and services	First lien senior secured loan	L + 6.50%	6/17/2024	0.0%	134,964	133,437	134,289
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(1)(7) 150 Granby Street Norfolk, VA 23510-1604	Internet software and services	First lien senior secured revolving loan	L + 6.50%	6/15/2023	0.0%	—	(69)	(32)
Sebago Lake LLC(8) 399 Park Avenue, 38th Floor New York, NY 10022	Investment funds and vehicles	LLC Interest	N/A	N/A	50.0%	93,638	93,638	91,168
Capital Sports Holdings Inc. (dba Ottawa Senators)(1)(6) 1000 Palladium Drive Ottawa, ON, K2V 1A5	Leisure and entertainment	First lien senior secured loan	C + 5.25%	6/22/2024	0.0%	14,970	15,077	14,596
Troon Golf, L.L.C.(1)(4) 15044 N. Scottsdale Road, Suite 300 Scottsdale, AZ 85254	Leisure and entertainment	First lien senior secured term loan A and B	L + 6.00%	3/29/2025	0.0%	179,080	176,902	179,080
Troon Golf, L.L.C.(1)(7) 15044 N. Scottsdale Road, Suite 300 Scottsdale, AZ 85254	Leisure and entertainment	First lien senior secured revolving loan	L + 6.00%	3/29/2025	0.0%	—	(162)	—
UFC Holdings, LLC(1)(2) 2960 W. Sahara Avenue Las Vegas, NV 89102	Leisure and entertainment	Second lien senior secured loan	L + 7.50%	8/18/2024	0.0%	35,000	34,748	35,074
Ideal Tridon Holdings, Inc.(1)(4) 8100 Tridon Drive Smyrna, TN USA 37167-6603	Manufacturing	First lien senior secured loan	L + 6.50%	7/31/2023	0.0%	46,459	45,768	45,995
Ideal Tridon Holdings, Inc.(1)(2)(7) 8100 Tridon Drive Smyrna, TN USA 37167-6603	Manufacturing	First lien senior secured revolving loan	L + 6.50%	7/31/2022	0.0%	3,954	3,889	3,905
Professional Plumbing Group, Inc.(1)(4) 2951 E HWY 501 Conway, SC 29526	Manufacturing	First lien senior secured loan	L + 6.75%	4/16/2024	0.0%	52,611	51,922	51,296
Professional Plumbing Group, Inc.(1)(4)(7) 2951 E HWY 501 Conway, SC 29526	Manufacturing	First lien senior secured revolving loan	L + 6.75%	4/16/2024	0.0%	4,429	4,321	4,207
Black Mountain Sand Eagle Ford LLC(1)(4) 6220 Stoneridge Mall Road Pleasanton, CA 94588	Oil and gas	First lien senior secured loan	L + 0.00%	8/17/2022	0.0%	88,177	87,271	87,736
Brigham Minerals, LLC(1)(2) 5914 W. Courtyard Dr., Suite 100 Austin, TX 78730	Oil and gas	First lien senior secured loan	L + 5.50%	7/27/2024	0.0%	115,000	113,956	113,275

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
Brigham Minerals, LLC(1)(2)(7) 5914 W. Courtyard Dr., Suite 100 Austin, TX 78730	Oil and gas	First lien senior secured delayed draw term loan	L + 5.50%	10/27/2019	0.0%	55,200	54,588	54,165
Brigham Minerals, LLC(1)(7) 5914 W. Courtyard Dr., Suite 100 Austin, TX 78730	Oil and gas	First lien senior secured revolving loan	L + 5.50%	7/27/2024	0.0%	—	(82)	(138)
Zenith Energy U.S. Logistics Holdings, LLC(1)(2) 3900 Essex Lane Suite 950 Houston, TX 77027	Oil and gas	First lien senior secured loan	L + 5.50%	12/21/2024	0.0%	85,365	83,854	83,657
AmSpec Services Inc.(1)(4) 1249 S River Rd Cranbury, NJ 08512	Professional services	First lien senior secured loan	L + 5.75%	7/2/2024	0.0%	102,523	100,911	99,960
AmSpec Services Inc.(1)(5)(7) 1249 S River Rd Cranbury, NJ 08512	Professional services	First lien senior secured revolving loan	P + 3.75%	7/2/2024	0.0%	5,589	5,367	5,227
Cardinal US Holdings, Inc.(1)(4) De Kleetlaan 6A 1831 Machelen Brussels, Belgium	Professional services	First lien senior secured loan	L + 5.00%	7/31/2023	0.0%	90,888	87,232	90,888
DMT Solutions Global Corporation(1)(4) 37 Executive Dr Danbury, CT 06810	Professional services	First lien senior secured loan	L + 7.00%	7/2/2024	0.0%	53,900	51,951	51,744
GC Agile Holdings Limited (dba Apex Fund Services)(1)(4) Veritas House, 125 Finsbury Pavement London, England, EC2A 1NQ	Professional services	First lien senior secured loan	L + 7.00%	6/15/2025	0.0%	88,730	87,127	86,956
GC Agile Holdings Limited (dba Apex Fund Services)(1)(4)(7) Veritas House, 125 Finsbury Pavement London, England, EC2A 1NQ	Professional services	First lien senior secured multi-draw term loan	L + 7.00%	6/15/2020	0.0%	23,659	23,240	23,058
GC Agile Holdings Limited (dba Apex Fund Services)(1)(7) Veritas House, 125 Finsbury Pavement London, England, EC2A 1NQ	Professional services	First lien senior secured revolving loan	L + 7.00%	6/15/2023	0.0%	—	(280)	(208)
Gerson Lehrman Group, Inc.(1)(2) 60 East 42nd Street, 3rd Floor New York, NY 10165	Professional services	First lien senior secured loan	L + 4.25%	12/12/2024	0.0%	317,091	314,054	313,921
Gerson Lehrman Group, Inc.(1)(7) 60 East 42nd Street, 3rd Floor New York, NY 10165	Professional services	First lien senior secured revolving loan	L + 4.25%	12/12/2024	0.0%	—	(210)	(221)
EW Holdco, LLC (dba European Wax)(1)(2) P.O. Box 802208 Aventura, FL 33280	Specialty Retail	First lien senior secured loan	L + 4.50%	9/25/2024	0.0%	57,213	56,681	56,354
Galls, LLC(1)(2) 1340 Russell Cave Road P.O. Box 54308 Lexington, KY 40505	Specialty Retail	First lien senior secured loan	L + 6.25%	1/31/2025	0.0%	91,693	90,696	90,776
Galls, LLC(1)(2)(7) 1340 Russell Cave Road P.O. Box 54308 Lexington, KY 40505	Specialty Retail	First lien senior secured revolving loan	L + 6.25%	1/31/2024	0.0%	10,842	10,569	10,631
Galls, LLC(1)(2)(7) 1340 Russell Cave Road P.O. Box 54308 Lexington, KY 40505	Specialty Retail	First lien senior secured delayed draw term loan	L + 6.25%	1/31/2020	0.0%	8,786	8,503	8,698

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value
DB Datacenter Holdings Inc.(1)(2) 400 South Akard Street, Suite 100 Dallas, TX 75202	Telecommunications	Second lien senior secured loan	L + 7.50%	4/3/2025	0.0%	35,000	34,551	34,475
Lytx, Inc.(1)(2) 9785 Towne Centre Drive San Diego, CA 92121	Transportation	First lien senior secured loan	L + 6.75%	8/31/2023	0.0%	44,022	42,973	44,022
Lytx, Inc.(1)(7) 9785 Towne Centre Drive San Diego, CA 92121	Transportation	First lien senior secured revolving loan	L + 6.75%	8/31/2022	0.0%	—	(42)	—
Motus, LLC and Runzheimer International LLC(1)(4) Two Financial Center 60 South Street, Boston, MA 02111	Transportation	First lien senior secured loan	L + 6.75%	1/17/2024	0.0%	67,093	65,686	65,751
Motus, LLC and Runzheimer International LLC(1)(7) Two Financial Center 60 South Street, Boston, MA 02111	Transportation	First lien senior secured revolving loan	L + 6.75%	1/17/2023	0.0%	—	(104)	(110)
Uber Technologies, Inc. 1455 Market St. San Francisco, CA 94103	Transportation	Unsecured note	7.50%	11/1/2023	0.0%	9,200	9,200	9,577
Uber Technologies, Inc. 1455 Market St. San Francisco, CA 94103	Transportation	Unsecured note	8.00%	11/1/2026	0.0%	13,800	13,800	14,653

(1)

Loan contains a variable rate structure and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(2)	The interest rate on these loans is subject to 1 month LIBOR, which as of March 31, 2019 was 2.49%.
(3)	The interest rate on these loans is subject to 2 month LIBOR, which as of March 31, 2019 was 2.56%.
(4)	The interest rate on these loans is subject to 3 month LIBOR, which as of March 31, 2019 was 2.60%.
(5)	The interest rate on these loans is subject to the Prime Rate (“Prime” or “P”), which as of March 31, 2019 was 5.50%.
(6)	The interest rate on this loan is subject to 3 month Canadian Dollar Offered Rate (“CDOR” or “C”), which as of March 31, 2019, 2018 was 2.0%.
(7)	Position or portion thereof is an unfunded loan commitment.
(8)

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, the Company does not believe that it has control over this portfolio company.

MANAGEMENT

We are managed by the Adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us. The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. The Adviser is responsible for managing our business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring our investments, and monitoring our portfolio companies on an ongoing basis through a team of investment professionals.

Our Board of Directors

Board Composition

Our Board consists of seven members. The Board is divided into three classes, with the members of each class serving staggered, three-year terms; however, the initial members of the three classes have initial terms of one, two and three years, respectively. The terms of our Class I directors will expire at the 2020 annual meeting of shareholders; the terms of our Class II directors will expire at the 2021 annual meeting of shareholders; and the terms of our Class III directors will expire at the 2022 annual meeting of shareholders.

Messrs. Finn and Kaye serve as Class I directors (with terms expiring in 2020). Messrs. Temple and Ostrover serve as Class II directors (with terms expiring in 2021). Messrs. D’Alelio, Packer, and Kirshenbaum serve as Class III directors (with terms expiring in 2022).

Independent Directors

Pursuant to the Company’s Charter, a majority of the Board will consist of directors who are not “interested persons” of the Company, of the Adviser, or of any of their respective affiliates, as defined in the 1940 Act (“Independent Directors”).

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and the Company, the Adviser, or of any of their respective affiliates, the Board has determined that Messrs. Finn, Kaye, Temple, and D’Alelio qualify as Independent Directors. Each director who serves on the Audit Committee is an independent director for purposes of Rule 10A-3 under the 1934 Act.

Interested Directors

Messrs. Ostrover, Packer, and Kirshenbaum are considered “interested persons” (as defined in the 1940 Act) of the Company since they are employed by the Adviser.

Nominating Rights and Observers

Certain Shareholders have been given the right to invite a representative to attend meetings of the Board in a nonvoting observer capacity. Such rights will terminate prior to the Company being listed on a national securities exchange.

Meetings and Attendance

Our Board met six times during 2018 and acted on various occasions by written consent. Each director attended all meetings of the Board (held during the period for which he has been a director), except for Mr. D’Alelio who did not attend one meeting of the Board and Mr. Ostrover who did not attend three meetings of the Board.

Board Attendance at the Annual Meeting

Our policy is to encourage our directors to attend each annual meeting; however, such attendance is not required at this time.

Board Leadership Structure and Role in Risk Oversight

Overall responsibility for our oversight rests with the Board. We have entered into the Investment Advisory Agreement pursuant to which the Adviser will manage the Company on a day-to-day basis. The Board is responsible for overseeing the Adviser and our other service providers in accordance with the provisions of the 1940 Act, applicable provisions of state and other laws and our charter. The Board is currently composed of seven members, four of whom are directors who are not “interested persons” of the Company or the Adviser as defined in the 1940 Act. The Board meets in person at regularly scheduled quarterly meetings each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. As described below, the Board has established a Nominating and Corporate Governance Committee, a Compensation Committee and an Audit Committee, and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Edward D’Alelio, an independent director, to serve in the role of Chairman of the Board. The Chairman’s role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other directors generally between meetings. The Chairman serves as a key point person for dealings between management and the directors. The Chairman also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of directors and the full Board in a manner that enhances effective oversight.

We are subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Company and is addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out our investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser and other service providers has their own independent interest in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Company or to develop processes and controls to eliminate or mitigate their occurrence or effects. As part of its regular oversight of the Company, the Board interacts with and reviews reports from, among others, the Adviser, our chief compliance officer, our independent registered public accounting firm and counsel, as appropriate, regarding risks faced by the Company and applicable risk controls. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Biographical Information

Brief biographies of the members of the Board are set forth below. Also included below following each biography is a brief discussion of the specific experience, qualifications, attributes or skills that led our Board to conclude that the applicable director should serve on our Board at this time. In addition, set forth further below is a biography of each of our executive officers who is not a director.

Name	Age	Position	Expiration of Term	Director Since
Independent Directors
Brian Finn	58	Director	2020	2016
Eric Kaye	56	Director	2020	2016
Christopher M. Temple	51	Director	2021	2016
Edward D’Alelio	66	Chairman of the Board, Director	2022	2016
Interested Directors
Douglas I. Ostrover	56	Director	2021	2016
Craig W. Packer	52	Chief Executive Officer, President and Director	2022	2016
Alan Kirshenbaum	47	Chief Operating Officer, Chief Financial Officer and Director	2022	2015

Independent Directors

Mr. Finn served as the Chief Executive Officer of Asset Management Finance Corporation from 2009 to March 2013 and as its Chairman from 2008 to March 2013. From 2004 to 2008, Mr. Finn was Chairman and Head of Alternative Investments at Credit Suisse Group. Mr. Finn has held many positions within Credit Suisse and its predecessor firms, including President of Credit Suisse First Boston (CSFB), President of Investment Banking, Co-President of Institutional Securities, Chief Executive Officer of Credit Suisse USA and a member of the Office of the Chairman of CSFB. He was also a member of the Executive Board of Credit Suisse. Mr. Finn served as principal and partner of private equity firm Clayton, Dubilier & Rice from 1997 to 2002. Mr. Finn currently serves as Chairman of Covr Financial Technologies Corp., a director of The Scotts Miracle Gro Company and WaveGuide Corporation, Chairman of Star Mountain Capital, a lower middle market credit investment firm, and Investment Partner of Nyca Partners, a financial technology venture capital firm. Since 2016 he has served on the boards of the Company and Owl Rock Capital Corporation II and since 2018 he has served on the board of Owl Rock Technology Finance Corp. Mr. Finn received a B.S. in Economics from The Wharton School, University of Pennsylvania.

We believe Mr. Finn’s numerous management positions and broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on our board of directors.

Mr. Kaye is the founder of ARQ^EX Fitness Systems, a fitness equipment design company. Prior to founding ARQ^EX, Mr. Kaye served as a Vice Chairman and Managing Director of UBS Investment Bank, and a member of the division’s Global Operating and U.S. Executive Committees, from June 2001 to May 2012. For the majority of Mr. Kaye’s tenure with UBS, he was a Managing Director and led the firm’s Exclusive Sales and Divestitures Group, where he focused on advising middle market companies. Prior to joining UBS, Mr. Kaye has served as Global Co-Head of Mergers & Acquisitions for Robertson Stephens, an investment banking firm, from February 1998 to June 2001. Mr. Kaye joined Robertson Stephens from PaineWebber where he served as Executive Director and head of the firm’s Technology Mergers & Acquisitions team. Since 2016 he has served on the boards of the Company and Owl Rock Capital Corporation II and since 2018 he has served on the board of Owl Rock Technology Finance Corp. Mr. Kaye holds a B.A. from Union College and an M.B.A. from Columbia Business School.

We believe Mr. Kaye’s management positions and experiences in the middle market provide our board of directors with valuable insight.

Mr. Temple has served as President of DelTex Capital LLC, a private investment firm, since its founding in 2010. Mr. Temple has served as an Operating Executive for Tailwind Capital, LLC, a New York based middle market private equity firm managing over $3.5 billion of committed capital, since June 2011. Prior to forming DelTex Capital, Mr. Temple served as President of Vulcan Capital, the investment arm of Vulcan Inc., from May 2009 until December 2009 and as Vice President of Vulcan Capital from September 2008 to May 2009. Prior to joining Vulcan in September 2008, Mr. Temple served as a managing director at Tailwind Capital, LLC from May to August 2008. Prior to joining Tailwind, Mr. Temple was a managing director at Friend Skoler & Co., Inc. from May 2005 to May 2008. From April 1996 to December 2004, Mr. Temple was a managing director at Thayer Capital Partners. Mr. Temple started his career in the audit and tax departments of KPMG’s Houston office and was a licensed CPA from 1989 to 1993. Mr. Temple has served on the board of directors of Plains All American Pipeline Company since 2009 and served on the audit committee from 2009 to 2016. Prior public board service includes board and audit committee service for Clear Channel Outdoor Holdings from April 2011 to May 2016 and on the board and audit committee of Charter Communications Inc. from November 2009 through January 2011. In addition to public boards, as part of his role with Tailwind, Mr. Temple has served on private boards including Brawler Industries, National HME, and HMT, LLC. Since 2016 he has served on the boards of the Company and Owl Rock Capital Corporation II and since 2018 he has served on the board of Owl Rock Technology Finance Corp. Mr. Temple holds a B.B.A., magna cum laude, from the University of Texas and an M.B.A. from Harvard.

We believe Mr. Temple’s broad investment management background, together with his financial and accounting knowledge, brings important and valuable skills to our board of directors.

Mr. D’Alelio was formerly a Managing Director and CIO for Fixed Income at Putnam Investments, Boston, where he served from 1989 until he retired in 2002. While at Putnam, he served on the Investment Policy Committee, which was responsible for oversight of all investments. He also sat on various Committees including attribution and portfolio performance. Prior to joining Putnam, he was a portfolio manager at Keystone Investments and prior to that, he was an Investment Analyst at The Hartford Ins. Co. Since 2002, Mr. D’Alelio has served as an Executive in Residence at the University of Mass., Boston—School of Management. He is also chair of the investment committee of the UMass Foundation and chair of the UMass Memorial Hospital investment committee and serves on its corporate board. He serves on the Advisory Committees of Ceres Farms and New Generation Investments. Since May 2007, Mr. D’Alelio has served as corporate director of Engauge Inc. and since September 2009 he has served as director of Vermont Farmstead Cheese. Since January 2008 he has served on the board of Blackstone/GSO Long Short Credit Fund & Blackstone/GSO Sen. Flt Rate Fund. Since December 2008 he has served on the board of Carador PLC, a Dublin based offshore closed end fund. Since 2016 he has served on the boards of the Company and Owl Rock Capital Corporation II and since 2018 he has served on the board of Owl Rock Technology Finance Corp. Mr. D’Alelio’s previous corporate board assignments include Archibald Candy, Doane Pet Care and Trump Entertainment Resorts. Mr. D’Alelio is a graduate of the Univ. of Mass Boston and has an M.B.A. from Boston University.

We believe Mr. D’Alelio’s numerous management positions and broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on our board of directors.

Interested Directors

Mr. Ostrover is a Co-Founder of Owl Rock Capital Partners LP and also serves as Chief Executive Officer and Co-Chief Investment Officer of the Adviser, Owl Rock Technology Advisors LLC and Owl Rock Private Fund Advisors LLC (collectively, the “Owl Rock Advisers”) and is a member of the Investment Committee of each of the Company, Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp. (collectively, the BDCs). In addition, Mr. Ostrover has served on the boards of the Company and Owl Rock Capital Corporation II since 2016 and on the board of Owl Rock Technology Finance Corp. since 2018. Prior to co-founding Owl Rock, Mr. Ostrover was one of the founders of GSO Capital Partners (GSO), Blackstone’s alternative credit platform, and a Senior Managing Director at Blackstone until 2015. Prior to co-founding GSO in 2005, Mr. Ostrover was a Managing Director and Chairman of the Leveraged Finance Group of Credit Suisse First Boston (CSFB). Prior to his role as Chairman, Mr. Ostrover was Global Co-Head of CSFB’s Leveraged Finance Group, during which time he was responsible for all of CSFB’s origination, distribution and trading activities relating to high yield securities, leveraged loans, high yield credit derivatives and distressed securities. Mr. Ostrover was a member of CSFB’s Management Council and the Fixed Income Operating Committee. Mr. Ostrover joined CSFB in November 2000 when CSFB acquired Donaldson, Lufkin & Jenrette (“DLJ”), where he was a Managing Director in charge of High Yield and Distressed Sales, Trading and Research. Mr. Ostrover had been a member of DLJ’s high yield team since he joined the firm in 1992. Mr. Ostrover is actively involved in non-profit organizations including serving on the Board of Directors of the Michael J. Fox Foundation. Mr. Ostrover is also a board member of the Brunswick School. Mr. Ostrover received a B.A. in Economics from the University of Pennsylvania and an M.B.A. from New York University Stern School of Business.

We believe Mr. Ostrover’s depth of experience in corporate finance, capital markets and financial services, gives the Board valuable industry-specific knowledge and expertise on these and other matters, and his history with us and the Adviser, provide an important skillset and knowledge base to the Board.

Mr. Packer is a Co-Founder of Owl Rock Capital Partners LP and also serves as Co-Chief Investment Officer of the Owl Rock Advisers and President and Chief Executive Officer of the BDCs and is a member of the Investment Committee of each of the BDCs. In addition, Mr. Packer has served on the boards of the Company and Owl Rock Capital Corporation II since 2016 and on the board of Owl Rock Technology Finance Corp. since 2018. Prior to co-founding Owl Rock, Mr. Packer was Co-Head of Leveraged Finance in the Americas at Goldman, Sachs & Co., where he served on the Firmwide Capital Committee, Investment Banking Division (“IBD”) Operating Committee, IBD Client and Business Standards Committee and the IBD Risk Committee. Mr. Packer joined Goldman, Sachs & Co. as a Managing Director and Head of High Yield Capital Markets in 2006 and was named partner in 2008. Prior to joining Goldman Sachs, Mr. Packer was the Global Head of High Yield Capital Markets at Credit Suisse First Boston, and before that he worked at Donaldson, Lufkin & Jenrette Mr. Packer serves as Treasurer and member of the Board of Trustees of Greenwich Academy, and Co-Chair of the Honorary Board of Kids in Crisis, a nonprofit organization that serves children in Connecticut, and on the Advisory Board for the McIntire School of Commerce, University of Virginia. Mr. Packer earned a B.S. from the University of Virginia and an M.B.A. from Harvard Business School.

We believe Mr. Packer’s depth of experience in corporate finance, capital markets and financial services gives the Board valuable industry-specific knowledge and expertise on these and other matters, and his history with us and the Adviser provide an important skillset and knowledge base to the Board.

Mr. Kirshenbaum is Chief Operating Officer and Chief Financial Officer of Owl Rock Capital Partners LP and also serves as the Chief Operating Officer and Chief Financial Officer of each of the Owl Rock Advisers and each of the BDCs. In addition, Mr. Kirshenbaum has served on the board of the Company since 2015, on the board of Owl Rock Capital Corporation II since 2016 and on the board of Owl Rock Technology Finance Corp. since 2018. Prior to Owl Rock, Mr. Kirshenbaum was Chief Financial Officer of TPG Specialty Lending, Inc., a business development company traded on the NYSE (TSLX). Mr. Kirshenbaum was responsible for building and overseeing TSLX’s finance, treasury, accounting and operations functions from 2011 through 2015, including during its initial public offering in March 2014. From 2011 to 2013, Mr. Kirshenbaum was also Chief Financial Officer of TPG Special Situations Partners. From 2007 to 2011, Mr. Kirshenbaum was the Chief Financial Officer of Natsource, a private investment firm and, prior to that, Managing Director, Chief Operating Officer and Chief Financial Officer of MainStay Investments. Mr. Kirshenbaum joined Bear Stearns Asset Management (“BSAM”) in 1999 and was BSAM’s Chief Financial Officer from 2003 to 2006. Before joining BSAM,

Mr. Kirshenbaum worked in public accounting at KPMG and J.H. Cohn. Mr. Kirshenbaum is actively involved in a variety of non-profit organizations including the Boy Scouts of America and as trustee for the Jewish Federation of Greater MetroWest NJ. Mr. Kirshenbaum is also a member of the Rutgers University Dean’s Cabinet. Mr. Kirshenbaum received a B.S. from Rutgers University and an M.B.A. from New York University Stern School of Business.

We believe Mr. Kirshenbaum’s finance and operations experience, including serving as chief financial officer for a publicly traded business development company and prior experience going through the initial public offering process, as well as a history with us and the Adviser, provide an important skillset and knowledge base to the Board.

Information About Executive Officers Who Are Not Directors

Name	Age	Position	Officer Since
Karen Hager	47	Chief Compliance Officer	2018
Bryan Cole	34	Chief Accounting Officer and Controller	2017
Alexis Maged	53	Vice President	2017

The address for each of our executive officers is c/o Owl Rock Capital Corporation, 399 Park Avenue, 38th floor, New York, NY 10022.

Ms. Hager is a Managing Director of Owl Rock Capital Partners LP and also serves as the Chief Compliance Officer of each of the Owl Rock Advisers and each of the BDCs. Prior to joining Owl Rock in 2018, Ms. Hager was Chief Compliance Officer at Abbott Capital Management. Previous to Abbott, Ms. Hager worked as SVP, Director of Global Compliance and Chief Compliance Officer at The Permal Group, and as Director of Compliance at Dominick & Dominick Advisors LLC. Prior to joining Dominick & Dominick Advisors LLC, Ms. Hager was a Senior Securities Compliance Examiner/Staff Accountant at the US Securities and Exchange Commission. Ms. Hager received a B.S. in Accounting from Brooklyn College of the City University of New York.

Mr. Cole is a Managing Director of Owl Rock Capital Partners and serves as the Chief Accounting Officer and Controller of each of the BDCs. Prior to joining Owl Rock in 2016, Mr. Cole was Assistant Controller of Business Development Corporation of America, a non-traded business development company, where he was responsible for overseeing the finance, accounting, financial reporting, operations and internal controls functions. Preceding that role, Mr. Cole worked within the Financial Services — Alternative Investments practice of PwC where he specialized in financial reporting, fair valuation of illiquid investments and structured products, internal controls and other technical accounting matters pertaining to alternative investment advisors, hedge funds, business development companies and private equity funds. Mr. Cole received a B.S. in Accounting from Fordham University and is a licensed Certified Public Accountant in New York.

Mr. Maged is a Managing Director of Owl Rock Capital Partners LP and also serves as the Head of Underwriting and Portfolio Management for each of the Owl Rock Advisers and as Vice President of each of the BDCs and is a member of the Investment Committee of each of the BDCs. Prior to joining Owl Rock in 2016, Mr. Maged was Chief Financial Officer of Barkbox, Inc., a New York-based provider of pet-themed products and technology, from 2014 to 2015. Prior to that, Mr. Maged was a Managing Director with Goldman Sachs & Co. from 2007 until 2014. At Goldman Sachs & Co., Mr. Maged held several leadership positions, including Chief Operating Officer of the investment bank’s Global Credit Finance businesses, Co-Chair of the Credit Markets Capital Committee and a member of the Firmwide Capital Committee. Prior to assuming that role in 2011, Mr. Maged served as Chief Underwriting Officer for the Americas and oversaw the U.S. Bank Debt Portfolio Group and US Loan Negotiation Group. From mid-2007 to the end of 2008, Mr. Maged was Head of Bridge Finance Capital Markets in the Americas Financing Group’s Leveraged Finance Group, where he coordinated the firm’s High Yield Bridge Lending and Syndication business. Prior to joining Goldman, Sachs & Co, Mr. Maged was Head of the Bridge Finance Group at Credit Suisse and also worked in the Loan Capital Markets Group at Donaldson, Lufkin and Jenrette. Upon DLJ’s merger with Credit Suisse in 2000, Mr. Maged joined Credit Suisse’s Syndicated Loan Group and, in 2003, founded its Bridge Finance Group. Earlier in his career, Mr. Maged was a member of the West Coast Sponsor Coverage Group at Citigroup and the Derivatives Group at Republic National Bank, as well as a founding member of the Loan Syndication Group at Swiss Bank Corporation. Mr. Maged received a B.A. from Vassar College and an M.B.A. from New York University Stern School of Business.

Communications with Directors

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual directors or any group or committee of directors, correspondence should be addressed to the Board or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent to Owl Rock Capital Corporation, 399 Park Avenue, 38th floor, New York, NY 10022, Attention: Chief Compliance Officer.

Board Committees

Audit Committee Governance, Responsibilities and Meetings

In accordance with its written charter adopted by the Board, the Audit Committee:

(a) assists the Board’s oversight of the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, our compliance with legal and regulatory requirements and the performance of our independent registered public accounting firm;

(b) prepares an Audit Committee report, if required by the SEC, to be included in our annual proxy statement;

(c) oversees the scope of the annual audit of our financial statements, the quality and objectivity of our financial statements, accounting and financial reporting policies and internal controls;

(d) determines the selection, appointment, retention and termination of our independent registered public accounting firm, as well as approving the compensation thereof;

(e) pre-approves all audit and non-audit services provided to us and certain other persons by such independent registered public accounting firm; and

(f) acts as a liaison between our independent registered public accounting firm and the Board.

Our Board has determined that Messrs. Temple and Finn each qualify as an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the 1934 Act. Messrs. D’Alelio, Kaye and Temple meet the current independence and experience requirements of Rule 10A-3 of the 1934 Act.

Messrs. D’Alelio, Finn, Kaye and Temple are members of the Audit Committee and Mr. Temple serves as Chairman. The Audit Committee had eight formal meetings in 2018. Each member of the Audit Committee (during the period for which he has been a member of the committee) who served on such committee during the 2018 fiscal year attended all of the meetings held during 2018, except for Mr. Finn who did not attend one meeting of the Audit Committee and Mr. D’Alelio who did not attend four meetings of the Audit Committee.

Nominating and Corporate Governance Committee Governance, Responsibilities and Meetings

In accordance with its written charter adopted by the Board, the Nominating and Corporate Governance Committee:

(a) recommends to the Board persons to be nominated by the Board for election at the Company’s meetings of our shareholders, special or annual, if any, or to fill any vacancy on the Board that may arise between shareholder meetings;

(b) makes recommendations with regard to the tenure of the directors;

(c) is responsible for overseeing an annual evaluation of the Board and its committee structure to determine whether the structure is operating effectively; and

(d) recommends to the Board the compensation to be paid to the independent directors of the Board.

The Nominating and Corporate Governance Committee will consider for nomination to the Board candidates submitted by our shareholders or from other sources it deems appropriate.

Messrs. D’Alelio, Finn, Kaye and Temple are members of the Nominating and Corporate Governance Committee and Mr. Kaye serves as Chairman. The Nominating and Corporate Governance Committee had one formal meeting in 2018. Each member of the Nominating and Corporate Governance Committee (during the period for which he has been a member of the committee) who served on such committee during the 2018 fiscal year attended all of the meetings held during 2018, except for Mr. D’Alelio who did not attend one meeting of the Nominating and Corporate Governance Committee.

Director Nominations

Nomination for election as a director may be made by, or at the direction of, the Nominating and Corporate Governance Committee or by shareholders in compliance with the procedures set forth in our bylaws.

Shareholder proposals or director nominations to be presented at the annual meeting of shareholders, other than shareholder proposals submitted pursuant to the SEC’s Rule 14a-8, must be submitted in accordance with the advance notice procedures and other requirements set forth in our bylaws. These requirements are separate from the requirements discussed above to have the shareholder nomination or other proposal included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC’s rules.

Our bylaws require that the proposal or recommendation for nomination must be delivered to, or mailed and received at, the principal executive offices of the Company not earlier than the 150th day prior to the one year anniversary of the date the Company’s proxy statement for the preceding year’s annual meeting, or later than the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. If the date of the annual meeting has changed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, shareholder proposals or director nominations must be so received not earlier than the 150th day prior to the date of such annual meeting and not later than the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

In evaluating director nominees, the Nominating and Corporate Governance Committee considers, among others, the following factors:

•	whether the individual possesses high standards of character and integrity, relevant experience, a willingness to ask hard questions and the ability to work well with others;

•	whether the individual is free of conflicts of interest that would violate applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•	whether the individual is willing and able to devote sufficient time to the affairs of the Company and be diligent in fulfilling the responsibilities of a director and Board Committee member;

•	whether the individual has the capacity and desire to represent the balanced, best interests of the shareholder as a whole and not a special interest group or constituency; and

•

whether the individual possesses the skills, experiences (such as current business experience or other such current involvement in public service, academia or scientific communities), particular areas of expertise, particular backgrounds, and other characteristics that will help ensure the effectiveness of the Board and Board committees.

The Nominating and Corporate Governance Committee’s goal is to assemble a board that brings to the Company a variety of perspectives and skills derived from high-quality business and professional experience.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider other factors as they may deem are in the best interests of the Company and its shareholders. The Board also believes it appropriate for certain key members of our management to participate as members of the Board.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identify the desired skills and experience of a new nominee in light of the criteria above. The members of the Board are polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third-party search firm, if necessary.

The Board has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the Board as a whole. The Board generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board, when identifying and recommending director nominees. The Board believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Board’s goal of creating a Board that best serves the needs of the Company and the interests of its shareholders.

In accordance with its written charter adopted by the Board, the Compensation Committee is responsible for determining, or recommending to the Board for determination, the compensation, if any, of our chief executive officer and all other executive officers. The Compensation Committee also assists the Board with matters related to compensation generally, except with respect to compensation of the directors. As none of our executive officers currently is compensated by us, the Compensation Committee will not produce and/or review a report on executive compensation practices.

Messrs. D’Alelio, Finn, Kaye and Temple are members of the Compensation Committee and Mr. Kaye serves as Chairman. The Compensation Committee did not meet in 2018.

Compensation and Insider Participation

Compensation

Director

No compensation is expected to be paid to our directors who are “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act. Our directors who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees, fees for participating in in-person Board and committee meetings and annual fees for serving as a committee chairperson. These directors are Messrs. D’Alelio, Temple, Kaye and Finn. Effective as of January 1, 2018, we pay each independent director the following amounts for serving as director:

			Annual Committee Chair Cash Retainer
	Annual Cash Retainer	Board Meeting Fee	Chair of the Board	Audit	Committee Chair	Committee Meeting Fee
Pre-Exchange Listing(1)	$100,000	$2,500	$25,000	$15,000	$5,000	$1,000
Post-Exchange Listing(2)	$150,000	$2,500	$25,000	$15,000	$5,000	$1,000

(1)	Before the Company is listed on a national securities exchange.
(2)	After the Company’s common stock is listed on a national securities exchange.

We also reimburse each of the directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board meeting and each committee meeting not held concurrently with a Board meeting.

The table below sets forth the compensation received by each director from the Company for service during the fiscal year ended December 31, 2018:

	Fees Earned and Paid in Cash by the Company	Total Compensation from the Company	Total Compensation from the Fund Complex(1)
Edward D’Alelio	$141,500	$141,500	$283,160
Christopher M. Temple	$139,000	$139,000	$279,639
Eric Kaye	$129,000	$129,000	$265,672
Brian Finn	$123,000	$123,000	$245,370

(1)	For purposes of this registration statement, the term “Fund Complex” is defined to include the Company, Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp.

Compensation of Executive Officers

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement, as applicable. Our day-to-day investment and administrative operations are managed by the Adviser. Most of the services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by the Adviser or its affiliates.

None of our executive officers will receive direct compensation from us. We will reimburse the Adviser the allocable portion of the compensation paid by the Adviser (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). The members of the Investment Committee, through their financial interests in the Adviser, are entitled to a portion of the profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of the Investment Advisory Agreement, less expenses incurred by the Adviser in performing its services under the Investment Advisory Agreement.

Portfolio Managers

The management of the Company’s investment portfolio is the responsibility of the Adviser and the Investment Committee. The Company considers these individuals to be its portfolio managers. The Adviser’s investment team (the “Investment Team”), is led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the Investment Committee. The Investment Team, under the Investment Committee’s supervision, sources investment opportunities, conducts research, performs due diligence on potential investments, structures the Company’s investments and will monitor the Company’s portfolio companies on an ongoing basis. The Investment Committee meets regularly to consider the Company’s investments, direct its strategic initiatives and supervise the actions taken by the Adviser on its behalf. In addition, the Investment Committee reviews and determines whether to make prospective investments and monitors the performance of the investment portfolio. Each investment opportunity requires the unanimous approval of the Investment Committee. Follow-on investments in existing portfolio companies may require the Investment Committee’s approval beyond that obtained when the initial investment in the portfolio company was made. In addition, temporary investments, such as those in cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less, may require approval by the Investment Committee. The compensation packages of certain Investment Committee members from the Adviser include various combinations of discretionary bonuses and variable incentive compensation based primarily on performance for services provided.

None of the Adviser’s investment professionals receive any direct compensation from the Company in connection with the management of the Company’s portfolio. Certain members of the Investment Committee, through their financial interests in the Adviser, are entitled to a portion of the profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of the Investment Advisory Agreement, less expenses incurred by the Adviser in performing its services under the Investment Advisory Agreement.

The Investment Team performs a similar role for Owl Rock Capital Corporation II, with a total amount of approximately $964.5 million of assets under management as of March 31, 2019 from which the Adviser may receive incentive fees. See “Related-Party Transactions and Certain Relationships” for a description of the Owl Rock Advisers’ allocation policy governing allocations of investments among us and other investment vehicles with similar or overlapping strategies, as well as a description of certain other relationships between us and the Adviser. See “Prospectus Summary — Conflicts of Interest” and “Risk Factors — We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interests” for a discussion of potential conflicts of interests.

The members of the Investment Committee function as portfolio managers with the most significant responsibility for the day-to-day management of our portfolio. The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer and Alexis Maged. Information regarding the Investment Committee, is as follows:

Name	Year of Birth
Douglas I. Ostrover	1962
Marc S. Lipschultz	1969
Craig W. Packer	1966
Alexis Maged	1965

In addition to managing our investments, as of March 31, 2019, our portfolio managers also managed investments on behalf of the following entities:

Name	Entity	Investment Focus	Gross Assets ($ in millions)
Owl Rock Capital Corporation II	Business development company	U.S. middle-market lending	$964.5
Owl Rock Technology Finance Corp.	Business development company	U.S. middle-market lending	$1,057.7

The management and incentive fees payable by Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp. are based on the gross assets and performance, respectively of Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp.

Biographical information regarding the member of the Investment Committee, who is not a director or executive officer of the Company is as follows:

Marc S. Lipschultz

Mr. Lipschultz is a Co-Founder and the President of Owl Rock Capital Partners, the Co-Chief Investment Officer of the Adviser, ORCPFA and ORTA, and is a member of the Adviser’s Investment Committee. Prior to founding Owl Rock, Mr. Lipschultz spent more than two decades at KKR, and he served on the firm’s Management Committee and as the Global Head of Energy and Infrastructure. Mr. Lipschultz has a wide range of experience in alternative investments, including leadership roles in private equity, infrastructure and direct-asset investing. Prior to joining KKR, Mr. Lipschultz was with Goldman, Sachs & Co., where he focused on mergers and acquisitions and principal investment activities. He received an A.B. with honors and distinction, Phi Beta Kappa, from Stanford University and an M.B.A. with high distinction, Baker Scholar, from Harvard Business School. Mr. Lipschultz serves on the board of the Hess Corporation and is actively involved in a variety of nonprofit organizations, serving as a trustee and board member of the American Enterprise Institute for Public Policy Research, Michael J. Fox Foundation, Mount Sinai Health System, Riverdale Country School and as the President of the board of directors of the 92nd Street Y.

The table below shows the dollar range of shares of our common stock to be beneficially owned by the members of the Investment Committee as of May 8, 2019 stated as one of the following dollar ranges: None; $1-$10,000; $10,001- $50,000; $50,001-$100,000; or Over $100,000. For purposes of this registration statement, the term “Fund Complex” is defined to include the Company, Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp.

Name	Dollar Range of Equity Securities in Owl Rock Capital Corporation(1)(2)		Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(3)
Douglas I. Ostrover	over $	100,000	over $	100,000
Marc S. Lipschultz	over $	100,000	over $	100,000
Craig W. Packer	over $	100,000	over $	100,000
Alexis Maged		—		—

(1)	Beneficial ownership determined in accordance with Rule 16a-1(a)(2) promulgated under the 1934 Act.
(2)

The dollar range of equity securities of the Company beneficially owned by directors of the Company, if applicable, is calculated by multiplying the net asset value per share of the Company as of March 31, 2019 times the number of shares beneficially owned.

(3)

The dollar range of Equity Securities in the Fund Complex beneficially owned by directors of the Company, if applicable, is the sum of (x) the product obtained by multiplying the current net offering price of Owl Rock Capital Corporation II, times the number of shares of Owl Rock Capital Corporation II beneficially owned, (y) the product obtained by multiplying the net asset value per share of Owl Rock Technology Finance Corp. as of March 31, 2019 by the number of shares of Owl Rock Technology Finance Corp. beneficially owned, and (z) the total dollar range of equity securities in the Company beneficially owned by the director.

Our Investment Adviser and Administrator

The Adviser serves as our investment adviser pursuant to the Investment Advisory Agreement between us and the Adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is an indirect subsidiary of Owl Rock Capital Partners. Owl Rock Capital Partners is led by its three co-founders, Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. The Investment Team is also led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the investment committee. The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer and Alexis Maged. The Adviser has limited operating history. Subject to the overall supervision of the Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us.

Under the terms of the Administration Agreement the Adviser performs, or oversees the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. We will reimburse the Adviser for services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Adviser for any services performed for us by such affiliate or third party.

The Adviser also serves as investment adviser to Owl Rock Capital Corporation II. Owl Rock Capital Corporation II is a corporation formed under the laws of the State of Maryland that has elected to be treated as a BDC under the 1940 Act. Owl Rock Capital Corporation II’s investment objective is similar to ours, which is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

The Adviser is affiliated with ORTA and ORCPFA, which also are investment advisers and subsidiaries of Owl Rock Capital Partners. ORTA serves as investment adviser to Owl Rock Technology Finance Corp. and ORCPFA serves as investment adviser to Owl Rock First Lien Master Fund, L.P. Owl Rock Technology Finance Corp. is a BDC and its investment objective is to maximize total return by generating current income from its debt investments and other income producing securities, and capital appreciation from its equity and equity-linked investments. Owl Rock Technology Finance Corp. has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in technology-related companies.

Owl Rock Technology Finance Corp. conducts private offerings of its common stock to investors in reliance on exemptions from the registration requirements of the 1933 Act. At the closing of any private offering, each Owl Rock Technology Finance Corp. investor will make a minimum capital commitment to purchase shares of its common stock pursuant to a subscription agreement entered into with Owl Rock Technology Finance Corp. Owl Rock Technology Finance Corp. investors will be required to fund drawdowns to purchase shares of its common stock up to the amount of their respective capital commitments on an as-needed basis each time Owl Rock Technology Finance Corp. delivers a notice to its investors. As of March 31, 2019, Owl Rock Technology Finance Corp. had approximately $1.9 billion in total Capital Commitments from investors of which approximately $0.5 billion had been drawn.

Owl Rock First Lien Master Fund intends to originate and make loans to, and make debt investments in, U.S. middle market companies.

In addition to Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund, the Adviser and its affiliates may provide management or investment advisory services to entities that have overlapping objectives with us. The Adviser and its affiliates may face conflicts in the allocation of investment opportunities to us and others. In order to address these conflicts, the Owl Rock Advisers have put in place an investment allocation policy that addresses the allocation of investment opportunities as well as co-investment restrictions under the 1940 Act. In addition, we, the Adviser and certain affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief. See “Risk Factors — We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interest.”

The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. See “Risk Factors — Risks Related to our Adviser and its Affiliates — The Adviser may face conflicts of interest with respect to services performed for issuers in which we invest.”

See “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Shareholders”.

The Adviser’s address is 399 Park Avenue, 38th floor, New York, NY 10022.

MANAGEMENT AND OTHER AGREEMENTS

Investment Advisory Agreement

The description below of the Investment Advisory Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Investment Advisory Agreement.

Under the terms of the Investment Advisory Agreement, the Adviser is responsible for the following:

•	managing our assets in accordance with our investment objective, policies and restrictions;

•	determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on its behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Term

The Investment Advisory Agreement was approved by the Board on February 27, 2019, as described further below under “Board Approval of the Investment Advisory Agreement.” Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year-to-year if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent directors.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of penalty, we may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a Majority of the Outstanding Shares of our common stock. “Majority of the Outstanding Shares” means the lesser of (1) 67% or more of the outstanding shares of common stock present at a meeting, if the holders of more than 50% of the outstanding shares of common stock are present or represented by proxy or (2) a majority of outstanding shares of common stock. In addition, without payment of penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice.

Removal of Adviser

The Adviser may be removed by the Board or by the affirmative vote of a Majority of the Outstanding Shares.

Compensation of the Adviser

We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a Management Fee and an Incentive Fee. The cost of both the Management Fee and the Incentive Fee will ultimately be borne by our shareholders.

The Management Fee is payable quarterly in arrears. Prior to an Exchange Listing, the Management Fee is payable at an annual rate of 0.75% of our (i) average gross assets, excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of our two most recently completed calendar quarters plus (ii) the average of any shareholder’s remaining unfunded Capital Commitments to us at the end of the two most recently completed calendar quarters. Following an Exchange Listing, the Management Fee is payable at an annual rate of 1.5% of our average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters payable quarterly in arrears. The Management Fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be. For purposes of the Investment Advisory Agreement, gross assets means our total assets determined on a consolidated basis in accordance with generally accepted accounting principles in the United States, excluding cash and cash equivalents, but including assets purchased with borrowed amounts.

Pursuant to the Investment Advisory Agreement, the Adviser is not entitled to an Incentive Fee prior to an Exchange Listing. Following an Exchange Listing, the Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. The portion of the Incentive Fee based on income is determined and paid quarterly in arrears commencing with the first calendar quarter following an Exchange Listing, and equals 100% of the pre-Incentive Fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-Incentive Fee net investment income for that calendar quarter. The 100% “catch-up” provision for pre-Incentive Fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide the Adviser with an incentive fee of 17.5% on all pre-Incentive Fee net investment income when that amount equals 1.82% in a calendar quarter (7.27% annualized), which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 17.5% of any pre-Incentive Fee net investment income in excess of 1.82% in any calendar quarter is payable to the Adviser.

Pre-Incentive Fee net investment income means dividends (including reinvested dividends), interest and fee income accrued by us during the calendar quarter, minus operating expenses for the calendar quarter (including the Management Fee, expenses payable under the Administration Agreement, as discussed below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we may not have received in cash. The Adviser is not obligated to return the Incentive Fee it receives on PIK interest that is later determined to be uncollectible in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

To determine whether pre-Incentive Fee net investment income exceeds the hurdle rate, pre-Incentive Fee net investment income is expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter commencing with the first calendar quarter following an Exchange Listing. Because of the structure of the Incentive Fee, it is possible that we may pay an Incentive Fee in a calendar quarter in which we incur a loss. For example, if we receive pre-Incentive Fee net investment income in excess of the quarterly hurdle rate, we will pay the applicable Incentive Fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, because the quarterly hurdle rate is calculated based on our net assets, decreases in our net assets due to realized or unrealized capital losses in any given calendar quarter may increase the likelihood that the hurdle rate is reached and therefore the likelihood of us paying an Incentive Fee for that calendar quarter. Our net investment income used to calculate this component of the Incentive Fee is also included in the amount of our gross assets used to calculate the Management Fee because gross assets are total assets (including cash received) before deducting liabilities (such as declared dividend payments).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

The second component of the Incentive Fee, the Capital Gains Incentive Fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the date an Exchange Listing becomes effective (the “Listing Date”) to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year. Each year, the fee paid for the Capital Gains Incentive Fee is net of the aggregate amount of any previously paid Capital Gains Incentive Fee for prior periods. We will accrue, but will not pay, a Capital Gains Incentive Fee with respect to unrealized appreciation because a Capital Gains Incentive Fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. For the sole purpose of calculating the Capital Gains Incentive Fee, the cost basis as of the Listing Date for all of our investments made prior to the Listing Date will be equal to the fair market value of such investments as of the last day of the quarter in which the Listing Date occurs; provided, however, that in no event will the Capital Gains Fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated.

Examples of the two-part incentive fee:

Example 1: Income Related Portion of Incentive Fee1,2:

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.00%

Hurdle rate3 = 1.50%

Management fee4 = 0.38%

Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%

Pre-Incentive Fee net investment income

(investment income - (management fee + other expenses)) = 1.42%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no Incentive Fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.25%

Hurdle rate3 = 1.50%

Management fee4 = 0.38%

Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%

Pre-Incentive Fee net investment income

(investment income - (management fee + other expenses)) = 1.67%

Incentive Fee = 100% × pre-Incentive Fee net investment income, subject to the “catch-up”6

    = 100% × (1.67% - 1.5%)

    = 0.17%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.50%

Hurdle rate3 = 1.50%

Management fee4 = 0.38%

Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%

Pre-Incentive Fee net investment income

(investment income - (management fee + other expenses)) = 1.92%

Incentive Fee = 17.50% × pre-Incentive Fee net investment income, subject to “catch-up”6

Incentive Fee = 100% × “catch-up” + (17.50% × (pre-Incentive Fee net investment income - 1.82%))

Catch-up = 1.82% - 1.5% = 0.32%

Incentive Fee = (100% × 0.32%) + (17.50% × (1.92% - 1.82%))

    = 0.32% + (17.50% × 0.10%)

    = 0.32% + 0.02%

    = 0.34%

1	This example assumes that an Exchange Listing has occurred.
2	The hypothetical amount of pre-Incentive Fee net investment income shown is based on a percentage of total net assets.
3	Represents 6.0% annualized hurdle rate.
4	Represents 1.50% annualized management fee.
5	Excludes organizational and offering expenses.
6

The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of 17.50% on all of the Company’s pre-Incentive Fee net investment income as if a hurdle rate did not apply. The “catch-up” portion of the Company’s pre-Incentive Fee net investment income is the portion that exceeds the 1.5% hurdle rate but is less than or equal to 1.82% in any quarter.

Example 2: Capital Gains Portion of Incentive Fee:

Assumptions

•

Year 1: The Listing Date is the last day of the first calendar quarter. Prior to the last day of the first calendar quarter the Company has made an investment in Company A (“Investment A”), an investment in Company

B (“Investment B”), an investment in Company C (“Investment C”), an investment in Company D (“Investment D”) and an investment in Company E (“Investment E”). On the last day of the first calendar quarter the fair market value (“FMV”) of each of Investment A, Investment B, Investment C, Investment D and Investment E is $10 million. For purposes of calculating the Capital Gains Incentive Fee, the cost basis of each of Investment A, Investment B, Investment C, Investment D and Investment E is considered to be its FMV as of the last day of the first calendar quarter; provided, however, that in no event will the Capital Gains Incentive Fee payable pursuant hereto be in excess of the amount permitted by the Investment Advisers Act of 1940, as amended, including Section 205 thereof.

•

Year 2: Investment A sold for $20 million, fair market value (“FMV”) of Investment B determined to be $8 million, FMV of Investment C determined to be $12 million, and FMV of Investments D and E each determined to be $10 million.

•

Year 3: FMV of Investment of B determined to be $8 million, FMV of Investment C determined to be $14 million, FMV of Investment D determined to be $14 million and FMV of Investment E determined to be $16 million.

•

Year 4: $10 million investment made in Company F (“Investment F”), Investment D sold for $12 million, FMV of Investment B determined to be $10 million, FMV of Investment C determined to be $16 million and FMV of Investment E determined to be $14 million.

•	Year 5: Investment C sold for $20 million, FMV of Investment B determined to be $14 million, FMV of Investment E determined to be $10 million and FMV of Investment F determined to $12 million.

•	Year 6: Investment B sold for $16 million, FMV of Investment E determined to be $8 million and FMV of Investment F determined to be $15 million.

•	Year 7: Investment E sold for $8 million and FMV of Investment F determined to be $17 million.

•	Year 8: Investment F sold for $18 million.

These assumptions are summarized in the following chart:

	Investment A	Investment B	Investment C	Investment D	Investment E	Investment F	Cumulative Unrealized Capital Depreciation	Cumulative Realized Capital Losses	Cumulative Realized Capital Gains
Year 1	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	—	—	—	—
Year 2	$20 million (sale price)	$8 million FMV	$12 million FMV	$10 million FMV	$10 million FMV	—	$2 million	—	$10 million
Year 3	—	$8 million FMV	$14 million FMV	$14 million FMV	$16 million FMV	—	$2 million	—	$10 million
Year 4	—	$10 million FMV	$16 million FMV	$12 million (sale price)	$14 million FMV	$10 million (cost basis)	—	—	$12 million
Year 5	—	$14 million FMV	$20 million (sale price)	—	$10 million FMV	$12 million FMV	—	—	$22 million
Year 6	—	$16 million (sale price)	—	—	$8 million FMV	$15 million FMV	$2 million	—	$28 million
Year 7	—	—	—	—	$8 million (sale price)	$17 million FMV	—	$2 million	$28 million
Year 8	—	—	—	—	—	$18 million (sale price)	—	$2 million	$36 million

The capital gains portion of the Incentive Fee would be:

•	Year 1: None

•	Year 2:

Capital Gains Incentive Fee = 17.50% multiplied by ($10 million realized capital gains on sale of Investment A less $2 million cumulative capital depreciation) = $1.4 million

•	Year 3:

Capital Gains Incentive Fee = 17.50% multiplied by ($10 million cumulative realized capital gains less $2 million cumulative capital depreciation)) less $1.4 million cumulative Capital Gains Incentive Fee previously paid = $1.4 million less $1.4 million = $0.00

•	Year 4:

Capital Gains Incentive Fee = (17.50% multiplied by ($12 million cumulative realized capital gains)) less $1.4 million cumulative Capital Incentive Gains Fee previously paid = $2.1 million less $1.4 million = $0.7 million

•	Year 5:

Capital Gains Incentive Fee = (17.50% multiplied by ($22 million cumulative realized capital gains)) less $2.1 million cumulative Capital Gains Incentive Fee previously paid = $3.85 million less $2.1 million = $1.75 million

•	Year 6:

Capital Gains Incentive Fee = (17.50% multiplied by ($28 million cumulative realized capital gains less $2 million cumulative capital depreciation)) less $3.85 million cumulative Capital Gains Incentive Fee previously paid = $4.55 million less $3.85 million = $0.70 million

•	Year 7:

Capital Gains Incentive Fee = (17.50% multiplied by ($28 million cumulative realized capital gains less $2 million cumulative realized capital losses)) less $4.55 million cumulative Capital Gains Incentive Fee previously paid = $4.55 million less $4.55 million = $0.00

•	Year 8:

Capital Gains Incentive Fee = (17.50% multiplied by ($36 million cumulative realized capital gains less $2 million cumulative realized capital losses)) less $4.55 million cumulative Capital Gains Incentive Fee previously paid = $5.95 million less $4.55 million = $1.40 million

Limitations of Liability and Indemnification

The Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its sole member, are not liable to us for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as our investment adviser (except to the extent specified in Section 36(b) of the U.S. Investment Company Act of 1940, as amended, concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services).

We will indemnify the Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its general partner or managing member (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of us or our security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as our investment adviser. However, the Indemnified Parties shall not be entitled to indemnification in respect of, any liability to us or our shareholders to which the Indemnified Parties would otherwise be subject by reason of criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under the Investment Advisory Agreement.

Board Approval of the Investment Advisory Agreement

On February 27, 2019, the Board held an in-person meeting to consider and approve the continuation of the Original Investment Advisory Agreement and related matters. The Board was provided information it required to consider the Original Investment Advisory Agreement, including: (a) the nature, quality and extent of the advisory and other services to be provided to us by the Adviser; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to the Adviser from its relationship with us and the profitability of that relationship; (e) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (f) the organizational capability and financial condition of the Adviser and its affiliates; (g) the Adviser’s practices regarding the selection and compensation of brokers that may execute our portfolio transactions and the brokers’ provision of brokerage and research services to the Adviser; and (h) the possibility of obtaining similar services from other third-party service providers or through an internally managed structure.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the non-interested directors, determined that the Company should enter into the Investment Advisory Agreement which amended and restated the Original Investment Advisory Agreement and reduced the management fees and incentive fees that the Company will pay the Adviser following an Exchange Listing and concluded that the investment advisory fee rates are reasonable in relation to the services provided and approved the Investment Advisory Agreement as being in the best interests of our shareholders. The Company and the Adviser entered into the Investment Advisory Agreement on February 27, 2019. Other than the reduction of such fees following an Exchange Listing, no changes were made to the Original Investment Advisory Agreement.

Fee Waiver

On February 27, 2019, the Adviser agreed at all times prior to the fifteen-month anniversary of an Exchange Listing (which will include this offering), to waive (i) any portion of the Management Fee that is in excess of 0.75% of the Company’s gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, and (ii) the Incentive Fee (including, for the avoidance of doubt, the Capital Gains Incentive Fee).

Administration Agreement

The description below of the Administration Agreement is only a summary and is not necessarily complete. The description set forth below is qualified in its entirety by reference to the Administration Agreement.

Under the terms of the Administration Agreement the Adviser performs, or oversees the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. We will reimburse the Adviser for services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Adviser for any services performed for us by such affiliate or third party.

The continuation of the Administration Agreement was approved by the Board on February 27, 2019. Unless earlier terminated as described below, the Administration Agreement will remain in effect for year-to-year if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent directors. We may terminate the Administration

Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a majority of the outstanding shares of our common stock. In addition, the Adviser may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. To the extent that the Adviser outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the Adviser.

The Administration Agreement provides that the Adviser and its affiliates’ respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Administration Agreement, except where attributable to willful misfeasance, bad faith or gross negligence in the performance of such person’s duties or reckless disregard of such person’s obligations and duties under the Administration Agreement.

Payment of Our Expenses under the Investment Advisory and Administration Agreements

Except as specifically provided below, we anticipate that all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear our allocable portion of the compensation paid by the Adviser (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We also will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (i) investment advisory fees, including Management Fees and Incentive Fees, to the Adviser, pursuant to the Investment Advisory Agreement; (ii) our allocable portion of overhead and other expenses incurred by the Adviser in performing its administrative obligations under the Investment Advisory Agreement, and (iii) all other expenses of our operations and transactions including, without limitation, those relating to:

•	the cost of our organization and offerings;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting any sales and repurchases of the common stock and other securities;

•	fees and expenses payable under any dealer manager agreements, if any;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•

expenses, including travel expense, incurred by the Adviser, or members of the Investment Team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses including certain travel expenses;

•

costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration and listing fees, and the compensation of professionals responsible for the preparation of the foregoing;

•

the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs), the costs of any shareholder or director meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters;

•	commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits, outside legal and consulting costs;

•	costs of winding up;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

Affiliated Transactions

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. We, the Adviser and certain of its affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates, including Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp., in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we are generally permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching by us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief and seeks to ensure equitable allocation of investment opportunities between the Company and other funds managed by the Adviser or its affiliates. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of Owl Rock Capital Corporation II and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

License Agreement

We have also entered into the License Agreement with an affiliate of Owl Rock Capital Partners, pursuant to which we were granted a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, we have a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Owl Rock” name or logo.

Term

Prior to an Exchange Listing (which will include this offering), if the Board determines that there has been a significant adverse change in our regulatory or tax treatment of our shareholders that in its judgment makes it inadvisable for us to continue in our present form, then the Board will endeavor to restructure or change our structure to preserve (insofar as possible) the overall benefits previously enjoyed by our shareholders as a whole or, if the Board determines it appropriate (and subject to any necessary shareholder approvals and applicable requirements of the 1940 Act), (i) cause us to change our form and/or jurisdiction of organization or (ii) cause our winding down and/or liquidation and dissolution.

If we have not consummated an Exchange Listing by March 3, 2021, the five year anniversary of the Initial Closing, subject to extension for two additional one-year periods, in the sole discretion of the Board, the Board (subject to any necessary shareholder approvals and applicable requirements of the 1940 Act) will use its commercially reasonable efforts to cause our winding down and/or liquidation and dissolution in an orderly manner.

In the event of our liquidation, dissolution or winding up, each share of common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we paid or otherwise provide for all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. For the purposes of this paragraph, a merger or consolidation of the Company with or into any other corporation or other entity, or a sale or conveyance of all or any part of our property or assets will not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary.

RELATED-PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

Transactions with Related Persons

Investment Advisory Agreement

On March 1, 2016, the Company entered into the Investment Advisory Agreement with the Adviser. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the Company’s business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring its portfolio companies on an ongoing basis through a team of investment professionals.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired.

On February 27, 2019, the Board approved the Investment Advisory Agreement. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect until February 27, 2020 and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, by a majority of independent directors.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of any penalty, the Company may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a majority (as defined under the 1940 Act) of the outstanding shares of the Company’s common stock or the Adviser. In addition, without payment of any penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice and, in certain circumstances, the Adviser may only be able to terminate the Investment Advisory Agreement upon 120 days’ written notice.

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

Under the terms of the Investment Advisory Agreement, the Company will pay the Adviser a base management fee and may also pay to it certain incentive fees. The cost of both the management fee and the incentive fee will ultimately be borne by the Company’s shareholders.

The management fee is payable quarterly in arrears. Prior to an Exchange Listing, the management fee is payable at an annual rate of 0.75% of our (i) average gross assets, excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of our two most recently completed calendar quarters plus (ii) the average of any remaining unfunded Capital Commitments at the end of the two most recently completed calendar quarters. Following an Exchange Listing, the management fee is payable at an annual rate of 1.50% of the Company’s average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be.

For the three months ended March 31, 2019 and 2018, management fees were $15.2 million and $12.0 million, respectively. For the years ended December 31, 2018, 2017 and 2016, management fees were $52.1 million, $31.1 million and $9.2 million, respectively.

Pursuant to the Investment Advisory Agreement, the Adviser will not be entitled to an incentive fee prior to an Exchange Listing. Following an Exchange Listing, the incentive fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on the Company’s pre-incentive fee net investment income and a portion is based on the Company’s capital gains. The portion of the incentive fee based on pre-incentive fee net investment income is determined and paid quarterly in arrears commencing with the first calendar quarter following an Exchange Listing and equals 100% of the pre-incentive fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-incentive fee net investment income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-incentive fee net investment income for that calendar quarter.

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the Listing Date to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

There were no incentive fees for three months ended March 31, 2019 and 2018 or the years ended December 31, 2018, 2017 and 2016.

The Adviser also serves as investment adviser to Owl Rock Capital Corporation II. Owl Rock Capital Corporation II is a corporation formed under the laws of the State of Maryland that, like us, has elected to be treated as a BDC under the 1940 Act. Owl Rock Capital Corporation II’s investment objective is similar to ours, which is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. As of March 31, 2019, Owl Rock Capital Corporation II had raised gross proceeds of approximately $576.5 million, including seed capital contributed by the Adviser in September 2016 and approximately $10.0 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

The Adviser is affiliated with ORTA and ORCPFA, which also are investment advisers and subsidiaries of Owl Rock Capital Partners. ORTA’s and ORCPFA’s investment teams are led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. ORTA serves as investment adviser to Owl Rock Technology Finance Corp. and ORCPFA serves as investment adviser to Owl Rock First Lien Master Fund, L.P. Owl Rock Technology Finance Corp. is a BDC and its investment objective is to maximize total return by generating current income from its debt investments and other income producing securities, and capital appreciation from its equity and equity-linked investments. Owl Rock Technology Finance Corp. has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in technology-related companies. Owl Rock Technology Finance Corp. conducts private offerings of its common stock to investors in reliance on exemptions from the registration requirements of the 1933 Act. As of March 31, 2019, Owl Rock Technology Finance Corp. had approximately $1.9 billion in total Capital Commitments from investors of which approximately $0.5 billion had been drawn.

Owl Rock First Lien Master Fund intends to originate and make loans to, and make debt investments in, U.S. middle market companies.

In addition to Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and Owl Rock First Lien Master Fund, the Adviser and its affiliates may provide management or investment advisory services to entities that have overlapping objectives with us. The Adviser and its affiliates may face conflicts in the allocation of investment opportunities to us and others. In order to address these conflicts, the Owl Rock Advisers have put in place an allocation policy that addresses the allocation of investment opportunities as well as co-investment restrictions under the 1940 Act.

Administration Agreement

On March 1, 2016, the Company entered into the Administration Agreement with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.

The Administration Agreement also provides that the Company will reimburse the Adviser for certain organization costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

The Company reimburses the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Adviser for any services performed for it by such affiliate or third party.

Unless earlier terminated as described below, the Administration Agreement will remain in effect until March 1, 2019 and from year to year thereafter if approved annually by (1) the vote of the Board, or by the vote of a majority of its outstanding voting securities, and (2) the vote of a majority of the Company’s directors who are not “interested persons” of the Company, of the Adviser or of any of their respective affiliates, as defined in the 1940 Act. The Administration Agreement may be terminated at any time, without the payment of any penalty, on 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Company, or by the vote of the Board or by the Administrator.

No person who is an officer, director, or employee of the Adviser or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director. However, the Company reimburses the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser or its affiliates to the Company’s Chief Compliance Officer, Chief Financial Officer, and their respective staffs (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Directors who are not affiliated with the Adviser receive compensation for their services and reimbursement of expenses incurred to attend meetings.

For the three months ended March 31, 2019 and 2018 the Company incurred expenses of approximately $1.3 million and $0.7 million, respectively, for costs and expenses reimbursable to the Adviser under the terms of the Administration Agreement. For the years ended December 31, 2018, 2017 and 2016, the Company incurred expenses of approximately $3.7 million, $3.3 million and $2.8 million, respectively, for costs and expenses reimbursable to the Adviser under the terms of the Administration Agreement.

License Agreement

We have also entered into the License Agreement with an affiliate of Owl Rock Capital Partners, pursuant to which we were granted a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, we have a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Owl Rock” name or logo.

Certain Business Relationships

Certain of our current directors and officers are directors or officers of the Adviser or its affiliates. See “Management — Biographical Information.”

Related-Party Transactions

For a discussion of our Investment Advisory Agreement, Administration Agreement and License Agreement, see “Management and Other Agreements.”

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee is required to review and approve any transactions with related persons (as such term is defined in Item 404 of Regulation S-K).

Affiliated Transaction

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of our directors who are not interested person, and in some case, the prior approval of the SEC. We, the Adviser and certain affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates, including Owl Rock Capital Corporation II, and Owl Rock Technology Finance Corp., in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief and seeks to ensure equitable allocation of investment opportunities between the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds managed by the Adviser or its affiliates. As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or Shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The following table sets forth, as of May 8, 2019, the beneficial ownership as indicated in the Company’s books and records of each current director, the nominees for director, the Company’s executive officers, the executive officers and directors as a group, and each person known to us to beneficially own 5% or more of the outstanding shares of our common stock.

The percentage ownership is based on 267,306,663 shares of common stock outstanding as of May 8, 2019. To our knowledge, except as indicated in the footnotes to the table, each of the shareholders listed below has sole voting and/or investment power with respect to Shares beneficially owned by such shareholder.

Name and Address	Number of Shares Owned	Percentage of Class Outstanding
5% Owners
Regents of the University of California(1)	31,082,154	12%
The State of New Jersey Common Pension Fund E(2)	20,559,446	8%
Interested Directors
Douglas I. Ostrover(3)	4,809,162	2%
Craig W. Packer(4)	93,610	*
Alan Kirshenbaum	20,423	*
Independent Directors
Brian Finn(5)	25,756	*
Edward D’Alelio	—	0%
Eric Kaye	—	0%
Christopher M. Temple	—	0%
Executive Officers
Karen Hager	—	0%
Bryan Cole	—	0%
Alexis Maged	—	0%
All officers and directors as a group (10 persons)(6)	4,948,951	2%

*	Less than 1%.
(1)	The address of Regents of the University of California is 1111 Broadway, 21st Floor, Oakland, CA 94607.
(2)	The principal address of The State of New Jersey Common Pension Fund E is 50 West State Street, 9th Floor, PO Box 290, Trenton, NJ 08625-0290.
(3)	Includes 3,606,871 Shares held directly by Mr. Ostrover and 1,202,291 Shares held by DIO Family LLC, a Delaware limited liability company controlled by Julia Ostrover, Mr. Ostrover’s wife.
(4)	Includes 46,805 Shares held directly by Mr. Packer and 46,805 shares held by Mr. Packer’s wife.
(5)

Shares are held by Marstar Investments, LLC, a Delaware limited liability company of which Mr. Finn is the administrator. Mr. Finn disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(6)	The address for each of the directors and officers is c/o Owl Rock Capital Corporation, 399 Park Avenue, 38th floor, New York, New York 10022.

Equity Owned by Directors in the Company

The table below shows the dollar range of equity securities of the Company and the aggregate dollar range of equity securities of the Fund Complex that were beneficially owned by each director as of May 8, 2019 stated

as one of the following dollar ranges: None; $1-$10,000; $10,001- $50,000; $50,001-$100,000; or Over $100,000. For purposes of this registration statement, the term “Fund Complex” is defined to include the Company, Owl Rock Capital Corporation II and Owl Rock Technology Finance Corp.

Name of Director	Dollar Range of Equity Securities in Owl Rock Capital Corporation(1)(2)		Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(3)
Interested Directors
Douglas I. Ostrover	over $	100,000	over $	100,000
Craig W. Packer	over $	100,000	over $	100,000
Alan Kirshenbaum	over $	100,000	over $	100,000
Independent Directors
Brian Finn	over $	100,000	over $	100,000
Edward D’Alelio		—		—
Eric Kaye		—		—
Christopher M. Temple		—		—

(1)	Beneficial ownership determined in accordance with Rule 16a-1(a)(2) promulgated under the 1934 Act.
(2)

The dollar range of equity securities of the Company beneficially owned by directors of the Company, if applicable, is calculated by multiplying the net asset value per share of the Company as of May 8, 2019, times the number of Shares beneficially owned.

(3)

The dollar range of Equity Securities in the Fund Complex beneficially owned by directors of the Company, if applicable, is the sum of (x) the product obtained by multiplying the current net offering price of Owl Rock Capital Corporation II, times the number of shares of Owl Rock Capital Corporation II beneficially owned, (y) the product obtained by multiplying the net asset value per share of Owl Rock Technology Finance Corp. as of May 8, 2019 by the number of shares of Owl Rock Technology Finance Corp. beneficially owned, and (z) the total dollar range of equity securities in the Company beneficially owned by the director.

DETERMINATION OF NET ASSET VALUE

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

We conduct this valuation process on a quarterly basis.

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

Determinations in Connection with Offerings

In connection with certain future offerings of shares of our common stock, our Board or an authorized committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our Board or an authorized committee thereof will consider the following factors, among others, in making such a determination:

•	the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

•

our management’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our common stock; and

•

the magnitude of the difference between (i) a value that our Board or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) net asset value of our common stock, which is based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

Moreover, to the extent that there is a possibility that we may (i) issue share of common stock at a price per share below the then current net asset value per share at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value per share of common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan, pursuant to which we will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distribution in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock as described below, rather than receiving the cash dividend or other distribution.

If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per share of our common stock at the close of regular trading on the New York Stock Exchange on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed net asset value per share, we will issue shares at the greater of (i) the most recently computed net asset value per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed net asset value per share). For example, if the most recently computed net asset value per share is $15.00 and the market price on the payment date of a cash dividend is $14.00 per share, we will issue shares at $14.00 per share. If the most recently computed net asset value per share is $15.00 and the market price on the payment date of a cash dividend is $16.00 per share, we will issue shares at $15.20 per share (95% of the current market price). If the most recently computed net asset value per share is $15.00 and the market price on the payment date of a cash dividend is $15.50 per share, we will issue shares at $15.00 per share.

If shares are purchased in the open market to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder shall be determined by dividing the dollar amount of the cash dividend payable to such shareholder by the weighted average price per share for all shares purchased by the plan administrator in the open market in connection with the dividend.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distributions reinvested in shares of our common stock. A registered shareholder is able to elect to receive an entire cash dividend or other distribution in cash by notifying the Adviser in writing so that such notice is received by the Adviser no later than ten days prior to the record date for distributions to the shareholders.

There are no brokerage charges or other charges to shareholders who participate in the plan.

The plan is terminable by us upon notice in writing mailed to each shareholder of record at least 30 days prior to any record date for the payment of any distribution by us.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the dividend reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. Annually, as required by the Code, we will include tax information for income earned on shares under the dividend reinvestment plan on a Form 1099-DIV that is mailed to shareholders subject to IRS tax reporting. We reserve the right to amend, suspend or terminate the dividend reinvestment plan. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid under the Investment Advisory Agreement. State Street Bank and Trust Company acts as the administrator of the dividend reinvestment plan.

For additional discussion regarding the tax implications of participation in the dividend reinvestment plan, see “Certain U.S. Federal Income Tax Considerations”. Additional information about the dividend reinvestment plan may be obtained by contacting shareholder services for Owl Rock Capital Corporation at (212) 419-3000.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our common stock. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, this discussion does not describe tax consequences that we have assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including persons who hold our common stock as part of a straddle or a hedging, integrated or constructive sale transaction, persons subject to the alternative minimum tax, tax-exempt organizations, insurance companies, brokers or dealers in securities, pension plans and trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates, regulated investment companies, real estate investment trusts, personal holding companies, persons who acquire an interest in the Company in connection with the performance of services, and financial institutions. Such persons should consult with their own tax advisers as to the U.S. federal income tax consequences of an investment in our common stock, which may differ substantially from those described herein. This discussion assumes that shareholders hold our common stock as capital assets (within the meaning of the Code).

The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this Registration Statement and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding any matter discussed herein. Prospective investors should be aware that, although we intend to adopt positions we believe are in accord with current interpretations of the U.S. federal income tax laws, the Internal Revenue Service (“IRS”) may not agree with the tax positions taken by us and that, if challenged by the IRS, our tax positions might not be sustained by the courts. This summary does not discuss any aspects of U.S. estate, alternative minimum, or gift tax or foreign, state or local tax. It also does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of this discussion, a “U.S. Shareholder” generally is a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S. or of any political subdivision thereof;

•

a trust that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Shareholder” is a beneficial owner of our common stock that is not a U.S. Shareholder or a partnership for U.S. tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding our common stock should consult its tax advisers with respect to the purchase, ownership and disposition of such shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in our common stock will depend on the facts of his, her or its particular situation.

Taxation as a Regulated Investment Company

We have elected to be treated, and intend to qualify each year, as a RIC. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our shareholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax benefits, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to our shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (i) 98% of our net ordinary income for each calendar year, (ii) 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (iii) certain undistributed amounts from previous years on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While we intend to distribute any income and capital gains in order to avoid imposition of this 4% U.S. federal excise tax, we may not be successful in avoiding entirely the imposition of this tax. In that case, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of our assets is invested in the (i) securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) securities of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more “qualified publicly traded partnerships” (the “Diversification Tests”).

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest and deferred loan origination fees that are paid after origination of the loan. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount.

Although we do not presently expect to do so, we are authorized to borrow funds, to sell assets and to make taxable distributions of our stock and debt securities in order to satisfy distribution requirements. Our ability to dispose of assets to meet our distribution requirements may be limited by (i) the illiquid nature of our portfolio and/or (ii) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. If we are unable to obtain cash from other sources to satisfy the Annual Distribution Requirement, we may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.

Under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If we are prohibited from making distributions, we may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. We will monitor our transactions and may make certain tax decisions in order to mitigate the potential adverse effect of these provisions.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may, for tax purposes, have aggregate taxable income for several years that we are required to distribute and that is taxable to our shareholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, a shareholder may receive a larger capital gain distribution than it would have received in the absence of such transactions.

Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty can be as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. We do not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its stockholders.

If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. We intend to limit and/or manage our holdings in PFICs to minimize our liability for any taxes and related interest charges.

Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our stockholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of “qualifying income” from which a RIC must derive at least 90% of its annual gross income.

In accordance with certain applicable Treasury regulations and guidance published by the IRS, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, the cash available for distribution must be allocated among stockholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than the lesser of (a) the portion of the distribution such stockholder elected to receive in cash, or (b) an amount equal to his or her entire distribution times the percentage limitation on cash available for distribution. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or published guidance.

Failure to Qualify as a RIC

If we fail to qualify for treatment as a RIC, and certain amelioration provisions are not applicable, we would be subject to tax on all of our taxable income (including our net capital gains) at regular corporate rates. We would not be able to deduct distributions to our shareholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, our corporate shareholders would be eligible to claim a dividend received deduction with respect to such dividend; our non-corporate shareholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. In order to requalify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings attributable to the period we failed to qualify as a RIC by the end of the first year that we intend to requalify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.

The remainder of this discussion assumes that we qualify for RIC tax treatment for each taxable year.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to our shareholders taxed at individual rates are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of our shareholders taxed at individual rates, regardless of the U.S. Shareholder’s holding period for his, her or its shares of our common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such shareholder’s shares of our common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. Shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. Shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s cost basis for his, her or its shares of our common stock. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a deemed distribution.

Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our stockholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of “qualifying income” from which a RIC must derive at least 90% of its annual gross income.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to our shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Shareholders on December 31 of the year in which the dividend was declared.

With respect to the reinvestment of dividends, if a U.S. Shareholder owns shares of our common stock registered in its own name, the U.S. Shareholder will have all cash distributions automatically reinvested in additional shares of our common stock unless the U.S. Shareholder opts out of the reinvestment of dividends by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. Any distributions reinvested will nevertheless remain taxable to the U.S. Shareholder. The U.S. Shareholder will have an adjusted basis in the additional shares of our common stock purchased through the reinvestment equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. Shareholder’s account.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution. However, the shareholder will be taxed on the distribution as described above, despite the fact that, economically, it may represent a return of his, her or its investment.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in our common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, U.S. Shareholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of recognized net long-term capital gains over recognized net short-term capital losses, subject to certain adjustments), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. Shareholders. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes gross income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses), reduced by certain deductions allocable to such income. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Under applicable Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. Shareholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

We (or the applicable withholding agent) will send to each of our U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

We may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to certain U.S. Shareholders (i) who fail to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies us that such shareholder furnished an incorrect taxpayer identification number or failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

U.S. stockholders that hold their common stock through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends if certain disclosure requirements related to U.S. accounts are not satisfied.

A U.S. Shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Shareholder of the activities we propose to conduct could give rise to UBTI. However, a BDC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Shareholder generally should not be subject to U.S. taxation solely as a result of the shareholder’s ownership of our common stock and receipt of dividends with respect to such common stock. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Shareholder. Therefore, a tax-exempt U.S. Shareholder should not be treated as earning income from “debt-financed property” and dividends we pay should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that we incur. Legislation has been introduced in Congress in the past, and may be introduced again in the future, which would change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments if enacted. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate mortgage investment conduits, which we do not currently plan to do, that could result in a tax-exempt U.S. Shareholder recognizing income that would be treated as UBTI.

Taxation of Non-U.S. Shareholders

The following discussion only applies to certain Non-U.S. Shareholders. Whether an investment in the shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. Shareholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. No withholding is required with respect to certain distributions if (i) the distributions are properly reported as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be provided as to whether any of our distributions will be reported as eligible for this exemption. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder, we will not be required to withhold federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

Actual or deemed distributions of our net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale of our common stock, will generally not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder.

Under our reinvestment of dividends policy, if a Non-U.S. Shareholder owns shares of our common stock registered in its own name, the Non-U.S. Shareholder will have all cash distributions automatically reinvested in additional shares of our common stock unless it opts out of the reinvestment of dividends by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. See “Item 1(c). Description of Business—Dividend Reinvestment Plan.” If the distribution is a distribution of our investment company taxable income, is not designated by us as a short-term capital gains dividend or interest-related dividend and it is not effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the amount distributed (to the extent of our current or accumulated earnings and profits) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in our common stock. The Non-U.S. Shareholder will have an adjusted basis in the additional common shares purchased through the reinvestment equal to the amount reinvested. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the Non-U.S. Shareholder’s account.
The tax consequences to Non-U.S. Shareholders entitled to claim the benefits of an applicable tax treaty or that are individuals that are present in the U.S. for 183 days or more during a taxable year may be different from those described herein. Non-U.S. Shareholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a refund claim even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. Shareholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be advisable for a Non-U.S. Shareholder.

We must generally report to our Non-U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Shareholder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Shareholder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 24%). Backup withholding, however, generally will not apply to distributions to a Non-U.S. Shareholder of our common stock, provided the Non-U.S. Shareholder furnishes to us the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding is not an additional tax but can be credited against a Non-U.S. Shareholder’s federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that either fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners), or that reside in a jurisdiction that has not entered into an agreement with the United States to collect and share such information. The types of income subject to the tax include U.S. source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and certain transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Shareholder and the status of the intermediaries through which they hold their shares, Non-U.S. Shareholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.

Non-U.S. Shareholders should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law (the “MGCL”) and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Under the terms of our charter, our authorized stock consists solely of 500 million shares of common stock, par value $0.01 per share, and no shares of preferred stock, par value $0.01 per share. As permitted by the MGCL, our charter provides that a majority of the entire Board, without any action by our shareholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Our charter also provides that the Board may classify or reclassify any unissued shares of our common stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our stock, and we can offer no assurances that a market for our stock will develop in the future. Unless the Board determines otherwise, we will issue all shares of our stock in uncertificated form.

None of our shares of common stock are subject to further calls or to assessments, sinking fund provisions, obligations or potential liabilities associated with ownership of the security (not including investment risks).

The following presents our outstanding classes of securities as of May 8, 2019:

Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Held by Us or for Our Account
Common Stock	500,000,000	—	267,306,663

From March 3, 2016 (the “Initial Closing”) through March 2, 2018 we conducted private offerings (each, a “Private Offering”) of our common shares to accredited investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of each Private Offering, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of our common stock pursuant to a subscription agreement entered into with us. Investors are required to fund drawdowns to purchase shares of our common stock up to the amount of their respective Capital Commitment on an as-needed basis each time we deliver a drawdown notice to our investors. As a result of the Private Offerings we have $5.5 billion in total Capital Commitments as of May 8, 2019 from investors of which $3.9 billion has been drawn.

Prior to the completion of this offering we intend to issue drawdown notices for the remaining portion of the undrawn Capital Commitments. If we do not issue such drawdown notices, our existing investors’ obligations to purchase additional shares from the undrawn portion of their capital commitments will terminate upon the completion of this offering.

Common Stock

Under the terms of the charter, all shares of our common stock have equal rights as to dividends, distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to our shareholders if, as and when authorized by the

Board and declared out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and shareholders generally have no appraisal rights. Other than as described below, shares of our common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire shares of our common stock to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a controlling person, restrict or prohibit transfers of shares of such stock or redeem any outstanding shares of stock for such price and on such other terms and conditions as may be determined by or at the direction of the Board. Following an Exchange Listing (which will include this offering), without the prior written consent of the Board:

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for 180 days following an Exchange Listing (which will include this offering), a shareholder is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber any shares of common stock held by such shareholder prior to the date of an Exchange Listing;

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for 270 days following an Exchange Listing (which will include this offering), a shareholder is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber two-thirds of the shares of common stock held by such shareholder prior to the date of an Exchange Listing; and

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for 365 days following an Exchange Listing (which will include this offering), a shareholder is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber one-third of the shares of common stock held by such shareholder prior to the date of an Exchange Listing.

This means that, as a result of these transfer restrictions, without the consent of the Board, a shareholder who owned 99 shares of common stock on the date of an Exchange Listing could not sell any of such shares for 180 days following the Exchange Listing; 181 days following an Exchange Listing, such shareholder could only sell up to 33 of such shares; 271 days following an Exchange Listing, such shareholder could only sell up to 66 of such shares and 366 days following an Exchange Listing, such shareholder could sell all of such shares.

In the event of a liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay or otherwise provide for all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to the rights of holders of any other class or series of stock, each share of our common stock is entitled to one vote on all matters submitted to a vote of our shareholders, including the election of directors, and the shareholders will possess the exclusive voting power. There will be no cumulative voting in the election of directors. Cumulative voting entitles a shareholder to as many votes as equals the number of votes which such holder would be entitled to cast for the election of directors multiplied by the number of directors to be elected and allows a shareholder to cast a portion or all of the shareholder’s votes for one or more candidates for seats on the Board. Without cumulative voting, a minority shareholder may not be able to elect as many directors as the shareholder would be able to elect if cumulative voting were permitted. Subject to the special rights of the holders of any class or series of preferred stock to elect directors, each director will be elected by a majority of the votes cast with respect to such director’s election, except in the case of a “contested election” (as defined in our bylaws), in which directors will be elected by a plurality of the votes cast in the contested election of directors.

Preferred Stock

Under the terms of our charter, the Board may authorize us to issue shares of preferred stock in one or more classes or series, without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock. We do not currently anticipate issuing preferred stock in the near future. In the event we issue preferred stock, we will make any required disclosure to shareholders. We will not offer preferred stock to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred stock could be issued with terms that would adversely affect our shareholders. Preferred stock could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred stock must be approved by a majority of the independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates directors’ and officers’ liability, subject to the limitations of Maryland law and the requirements of the 1940 Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity against reasonable expenses actually incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation also may not indemnify for an adverse judgment in a suit by or on behalf of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us, subject to the limitations of Maryland law and the requirements of the 1940 Act, to indemnify (1) any present or former director or officer; (2) any individual who, while a director or officer and at the Company’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee; or (3) the Adviser or any of its affiliates acting as an agent for the Company, from and against any claim or liability to which the person or entity may become subject or may incur by reason of such person’s service in that capacity, and to pay or reimburse such person’s reasonable expenses as incurred in advance of final disposition of a proceeding. These indemnification rights vest immediately upon an individual’s election as a director or officer. In accordance with the 1940 Act, the Company will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his, her or its office.

Notwithstanding the foregoing, and in accordance with the NASAA Omnibus Guidelines, at anytime following a continuous public offering through the independent broker-dealer network (a “Non-Listed Offering”), our charter prohibits us from holding harmless a director, the Adviser or any affiliate of the Adviser for any loss or liability suffered by the Company, or indemnifying such persons for any loss or liability by him, her or it, unless each of the following conditions are met: (1) the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in the Company’s best interest; (2) the party seeking indemnification was acting or performing services on the Company’s behalf; (3) such liability or loss was not the result of (a) negligence or misconduct, in the case that the party seeking indemnification is the Adviser or any of its affiliates or an officer of the Company, or (b) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent director (and not also an officer of us, the Adviser or any of its affiliates); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from shareholders. Our charter provides that this provision does not apply to any dealer manager.

Our charter further provides that, following a Non-Listed Offering, we may not provide indemnification to a director, the Adviser or any affiliate of the Adviser for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the party seeking indemnification; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (3) a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Our charter provides that, following a Non-Listed Offering, we may pay or reimburse reasonable legal expenses and other costs incurred by a director, the Adviser or any affiliate of the Adviser in advance of final disposition of a proceeding only if all of the following are satisfied: (1) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; (2) such party provides us with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification by us; (3) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (4) such party provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such party did not comply with the requisite standard of conduct and is not entitled to indemnification. Our charter provides that this provision does not apply to any dealer manager.

Maryland Law and Certain Charter and Bylaws Provisions; Anti-Takeover Measures

Maryland law contains, and our charter and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of shareholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the Board’s ability to negotiate such proposals may improve their terms.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the corporation’s board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, our charter provides for approval of these actions by the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.

Subject to certain exceptions provided in our charter, the affirmative vote of at least 75% of the votes entitled to be cast thereon, with the holders of each class or series of our stock voting as a separate class, in addition to the affirmative vote of at least 75% of the members of the Board, will be necessary to effect any of the following actions:

•	any amendment to the charter to make our common stock a “redeemable security” or to convert us from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act);

•	any shareholder proposal as to specific investment decisions made or to be made with respect to our assets;

•	following a Non-Listed Offering, any proposal as to the voluntary liquidation or dissolution of the Company or any amendment to the charter to terminate our existence;

•	following a Non-Listed Offering, any merger, consolidation or statutory share exchange of us with or into any other person; or

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following a Non-Listed Offering, the sale of all or substantially all of the assets of us, as further described in the charter, when such sale is to be made other than in the ordinary course of our business.

However, if the proposal, transaction or business combination is approved by at least 75% of our continuing directors, the proposal, transaction or business combination may be approved only by the Board and, if necessary, the shareholders as otherwise would be required by applicable law, the charter and bylaws and, following a Non-Listed Offering, the NASAA Omnibus Guidelines, without regard to the supermajority approval requirements discussed above. A “continuing director” is defined in the charter as a director who (i) is not an interested party (meaning a person who has or proposes to enter into a business combination with us or owns more than 5% of any class of our stock) or an affiliate or an associate of an interested party and who has been a member of the Board for a period of at least 24 months (or since we commenced operations, if that period is less than 24 months); or (ii) is a successor of a continuing director who is not an interested party or an affiliate or an associate of an interested party and is recommended to succeed a continuing director by a majority of the continuing directors then in office or is nominated for election by the shareholders by a majority of the continuing directors then in office; or (iii) is elected to the Board to be a continuing director by a majority of the continuing directors then in office and who is not an interested party or an affiliate or associate of an interested party.

Our charter also provides that the Board is divided into three classes, as nearly equal in size as practicable, with each class of directors serving for a staggered three-year term. Additionally, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed at any time, but only for cause (as such term is defined in the charter) and only by the affirmative vote of shareholders entitled to cast at least 75% of the votes entitled to be cast generally in the election of directors, voting as a single class. The charter and bylaws also provide that, except as provided otherwise by applicable law, including the 1940 Act and subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any vacancy on the Board, except, until such time as we have three independent directors, for vacancies resulting from the removal of a director by the shareholders, and any newly created directorship resulting from an increase in the size of the Board, may only be filled by vote of the directors then in office, even if less than a quorum, or by a sole remaining director; provided that, under Maryland law, when the holders of any class, classes or series of stock have the exclusive power under the charter to elect certain directors, vacancies in directorships elected by such class, classes or series may be filled by a majority of the remaining directors so elected by such class, classes or series of our stock. In addition, the charter provides that, subject to any rights of holders of one or more classes or series of stock to elect or remove one or more directors, the total number of directors will be fixed from time to time exclusively pursuant to resolutions adopted by the Board.

The classification of the Board and the limitations on removal of directors described above as well as the limitations on shareholders’ right to fill vacancies and newly created directorships and to fix the size of the Board could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring or attempting to acquire us.

Maryland law and our charter and bylaws also provide that:

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any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting or by unanimous consent in lieu of a meeting;

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special meetings of the shareholders may only be called by the Board, the chairman of the Board or the chief executive officer, and must be called by the secretary upon the written request of shareholders who are entitled to cast at least a majority of all the votes entitled to be cast on such matter at such meeting; and

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from and after the Initial Closing, any shareholder nomination or business proposal to be properly brought before a meeting of shareholders must have been made in compliance with certain advance notice and informational requirements.

Our charter also provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the 1934 Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. Our charter prohibits any shareholder from transferring shares of stock to a person who makes a tender offer which does not comply with such provisions unless such shareholder has first offered such shares of stock to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

These provisions could delay or hinder shareholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders meeting, and not by written consent. The provisions of our charter requiring that the directors may be removed only for cause and only by the affirmative vote of at least three-quarters of the votes entitled to be cast generally in the election of directors will also prevent shareholders from removing incumbent directors except for cause and upon a substantial affirmative vote. In addition, although the advance notice and information requirements in our bylaws do not give the Board any power to disapprove shareholder nominations for the election of directors or business proposals that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Under the MGCL, a Maryland corporation generally cannot amend its charter unless the amendment is declared advisable by the corporation’s board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, our charter provides for approval of charter amendments by the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter. The Board, by vote of a majority of the members of the Board, has the exclusive power to adopt, alter, amend or repeal our bylaws. Our charter provides that any amendment to the following provisions of our charter, among others, will require, in addition to any other vote required by applicable law or our charter, the affirmative vote of shareholders entitled to cast at least three-quarters of the votes entitled to be cast thereon, with the holders of each class or series of our stock voting as a separate class, in addition to the affirmative vote of at least 75% of the members of the Board, unless three-quarters of the continuing directors approve the amendment, in which case such amendment must be approved as would otherwise be required by applicable law, our charter and bylaws, and, following a Non-Listed Offering, the NASAA Omnibus Guidelines:

•	the provisions regarding the classification of the Board;

•	the provisions governing the removal of directors;

•	the provisions limiting shareholder action by written consent;

•	the provisions regarding the number of directors on the Board;

•	the provisions specifying the vote required to approve extraordinary actions and amend the charter and the Board’s exclusive power to amend our bylaws;

•	the limitations of directors’ and officers’ liability for money damages and the requirement that we indemnify its directors and officers as described above; and

•	the provisions imposing additional voting requirements on certain business combinations and other actions.

Following a Non-Listed Offering, without the approval of shareholders entitled to cast a majority of the votes entitled to be cast on the matter, we may not permit the Adviser to:

•	amend the charter, except for amendments that would not adversely affect the interests of shareholders;

•

except as permitted in the Investment Advisory Agreement, voluntarily withdraw as investment adviser, unless such withdrawal would not affect our tax status and would not materially adversely affect the shareholders;

•	appoint a new investment adviser other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law;

•	sell all or substantially all of our assets other than in the ordinary course of our business or as otherwise permitted by law; and

•	cause a merger or any other reorganization of us except as permitted by law.

Our charter prohibits the Adviser from, following a Non-Listed Offering: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws,

(ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, the Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential shareholder; provided, however, that the Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election as directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to the notice of the meeting, (b) by or at the direction of the Board or (c) by a shareholder who is a shareholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of shareholders, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of individuals for election as directors at a special meeting at which directors are to be elected may be made only (a) by or at the direction of the Board or (b) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a shareholder who is a shareholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the Board any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, the advance notice and information requirements may have the effect of precluding election contests or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

No Appraisal Rights

For certain extraordinary transactions and charter amendments, the MGCL provides the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. As permitted by the MGCL, our charter provides that shareholders will not be entitled to exercise appraisal rights unless the Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which shareholders would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

Certain provisions of the MGCL provide that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, which is referred to as the

Control Share Acquisition Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite shareholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or if a meeting of shareholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholder meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, the SEC staff has taken the position that, if a BDC fails to opt-out of the Control Share Acquisition act, its actions are inconsistent with Section 18(i) of the 1940 Act and we will amend our bylaws to be subject to the Control Share Acquisition Act only if the Board determines that it would be in our best interests and if the SEC staff does not object to our determination that being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested shareholder under this statute if the corporation’s board of directors approves in advance the transaction by which he or she otherwise would have become an interested shareholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if holders of the corporation’s common stock receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. The statute provides various exemptions from its provisions, including for business combinations that are exempted by the corporation’s board of directors before the time that the interested shareholder becomes an interested shareholder. The Board has adopted a resolution exempting from the requirements of the statute any business combination between us and any other person, provided that such business combination is first approved by the Board (including a majority of the directors who are not “interested persons” within the meaning of the 1940 Act). This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Restrictions on Roll-Up Transactions

Following a Non-Listed Offering, in connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of its properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. Following a Non-Listed Offering, our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

Following a Non-Listed Offering, in connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

Following a Non-Listed Offering, we are prohibited from participating in any proposed roll-up transaction:

•

which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter including rights with respect to the election and removal of directors, annual and special meetings, amendments to our charter and our dissolution;

•

which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares of our common stock by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•

in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.

Conflict with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, issue and sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if (1) our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and (2) our shareholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

As a BDC, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, must be at least 200%. However, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. This means that generally, we can borrow up to $1 for every $1 of investor equity (or, if certain conditions are met, we can borrow up to $2 for every $1 of investor equity). The reduced asset coverage requirement would permit a BDC to double the amount of leverage it could incur. We are permitted to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive such shareholder approval, we would be permitted to increase our leverage capacity on the first day after such approval. Alternatively, the we may increase the maximum amount of leverage we may incur to an asset coverage ratio of 150% if the “required majority” (as defined in Section 57(o) of the 1940 Act) of the independent members of our Board of Directors approve such increase with such approval becoming effective after one year. In either case, we would be required to extend to our shareholders, as of the date of such approval the opportunity to sell the shares of common stock that they hold and we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. In addition, before incurring any such additional leverage, we would have to renegotiate or receive a waiver from the contractual leverage limitations under our existing credit facilities and notes.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate or currency fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company, or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, if any, it should be noted that such investments might subject our shareholders to additional expenses as they will be indirectly responsible for the costs and expenses of such companies. None of our investment policies are fundamental, and thus may be changed without shareholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies any of the following:

(i) does not have any class of securities that is traded on a national securities exchange;

(ii) has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii) is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2) Securities of any eligible portfolio company controlled by the Company.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and the Company already owns 60% of the outstanding equity of the eligible portfolio company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company, but may exist in other circumstances based on the facts and circumstances.

The regulations defining qualifying assets may change over time. The Company may adjust its investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions

Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance, although this may not be the sole method by which the BDC satisfies the requirement to make available managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be qualifying assets. We may invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. Consequently, repurchase agreements are functionally similar to loans. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, the 1940 Act and certain diversification tests in order to qualify as a RIC for U.S. federal income tax purposes typically require us to limit the amount we invest with any one counterparty. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Adviser will monitor the creditworthiness of the counterparties with which we may enter into repurchase agreement transactions.

Warrants

Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares of capital stock that it may have outstanding at any time. Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) shareholders authorize the proposal to issue such warrants, and the Board approves such issuance on the basis that the issuance is in our best interests and the shareholders best interests and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the BDC’s total outstanding shares of capital stock.

Senior Securities; Coverage Ratio

We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if immediately after such borrowing or issuance, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 200%. However, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. This means that generally, a BDC can borrow up to $1 for every $1 of investor equity or, if certain requirements are met and it reduces its asset coverage ratio, it can borrow up to $2 for every $1 of investor equity. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it could incur. We are permitted to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive such shareholder approval, we would be permitted to increase our leverage capacity on the first day after such approval. Alternatively, we may increase the maximum amount of leverage we may incur to an asset coverage ratio of 150% if the “required majority” (as defined in Section 57(o) of the 1940 Act) of the independent members of our Board of Directors approve such increase with such approval becoming effective after one year. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. For shareholders accepting such an offer, the Company would be required to repurchase 25% of such shareholders’ eligible shares in each of the four calendar quarters following the calendar quarter in which the approval occurs. In addition, before incurring any such additional leverage, we would have to renegotiate or receive a waiver from the contractual leverage limitations under our existing credit facilities.

In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a business development company and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including risks associated with leverage.”

Codes of Ethics

We and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is available, free of charge, on our website at www.owlrock.com. In addition, the code of ethics is attached as an exhibit to this registration statement and is available on the EDGAR Database on the SEC’s website at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Affiliated Transactions

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC. We, the Adviser, and certain affiliates have applied for and been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors makes certain conclusions in connection with a co-investment transactions, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ allocation policy incorporates the conditions of the exemptive relief and seeks to ensure equitable allocation of investment opportunities between the Company and other funds managed by the Adviser or its affiliates. As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolio of other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

Cancellation of the Investment Advisory Agreement

Under the 1940 Act, the Investment Advisory Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act, by Owl Rock Capital Advisors. The Investment Advisory Agreement may be terminated at any time, without penalty, by us upon not less than 60 days’ written notice to Owl Rock Capital Advisors and may be terminated at any time, without penalty, by Owl Rock Capital Advisors upon 120 days’ written notice to us. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon not less than 60 days’ written notice. Unless terminated earlier as described above, the Investment Advisory Agreement will remain in effect for a period of two years from the date it first become effective and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons” as defined in the 1940 Act.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to Owl Rock Capital Advisors. The proxy voting policies and procedures of Owl Rock Capital Advisors are set out below. The guidelines are reviewed periodically by Owl Rock Capital Advisors and our directors who are not “interested persons,” and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we,” “our” and “us” refer to Owl Rock Capital Advisors.

Introduction

As an investment adviser registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients. These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

We will vote proxies relating to our clients’ securities in the best interest of our clients’ shareholders. We will review on a case-by-case basis each proposal submitted to a shareholder vote to determine its impact on the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative impact on our clients’ portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so.

Our proxy voting decisions are made by the senior officers who are responsible for monitoring each of our investments. To ensure that the our vote is not the product of a conflict of interest, we will require that: (i) anyone involved in the decision making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision-making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how we voted proxies for Owl Rock Capital Corporation, free of charge, by making a written request for proxy voting information to: Owl Rock Capital Corporation, 399 Park Avenue, 38th Floor, New York, NY 10022, Attention: Investor Relations, or by calling Owl Rock Capital Corporation at (212) 419-3000.

Privacy Policy

We are committed to maintaining the confidentiality, integrity and security of non-public personal information relating to investors. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not collect any non-public personal information other than certain biographical information which is used only so that we can service your account, send you annual reports, proxy statements, and other information required by law. With regard to this information, we maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our investors.

We may share information that we collect regarding an investor with certain of our service providers for legitimate business purposes, for example, in order to process trades or mail information to investors. In addition, we may disclose information that we collect regarding an investor as required by law or in connection with regulatory or law enforcement inquiries.

Reporting Obligations

We will furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.

We make available on our website (www.owlrock.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. The SEC also maintains a website (www.sec.gov) that contains such information. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this registration statement.

Other

We have adopted an investment policy that complies with the requirements applicable to us as a BDC. We expect to be periodically examined by the SEC for compliance with the 1940 Act and the 1934 Act, and are subject to the periodic reporting and related requirements of the 1934 Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a Majority of the Outstanding Shares of our common stock.

We intend to operate as a non-diversified management investment company; however, we are currently and may, from time to time, in the future, be considered a diversified management investment company pursuant to the definitions set forth in the 1940 Act.

Our internet address is www.owlrock.com. Information contained on our website is not incorporated by reference into this prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish them to, the SEC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Prior to this offering, we had                 shares of our common stock outstanding. Upon completion of this offering                 shares of our common stock will be issued and outstanding. If the underwriters exercise their option to purchase additional shares of our common stock,                 shares of our common stock will be issued and outstanding immediately after the completion of this offering.

Rule 144

Prior to the consummation of this offering, up to                 shares of our common stock outstanding will not be considered “restricted” securities under the meaning of Rule 144 and will be eligible for resale pursuant to Rule 144 and                 shares of our common stock outstanding will be “restricted” securities under the meaning of Rule 144 under the 1933 Act, and may not be sold in the absence of registration under the 1933 Act unless an exemption from registration is available, including the exemption provided by Rule 144. Additionally, any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the 1933 Act, would only be able to be sold in compliance with the Rule 144 limitations described below. See “Risk Factors—Risks Related to an Investment in Our Common Stock—Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.”

In general, under Rule 144 under the 1933 Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the 1934 Act).

Transfer Restrictions

Pursuant to the terms of our Charter, following an Exchange Listing (which will include this offering), without the prior written consent of the Board, a shareholder who purchased shares prior to this offering is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber (collectively, “Transfer”) (i) any shares of our common stock held by such shareholder prior to the date of an Exchange Listing for 180 days following the Exchange Listing; (ii) two-thirds of the shares of our common stock held by such shareholder prior to the date of an Exchange Listing for 270 days following the Exchange Listing; and (iii) one-third of the shares of our common stock held by such shareholder prior to the date of an Exchange Listing for 365 days following the Exchange Listing. This means that, as a result of these transfer restrictions, without the consent of the Board, a shareholder who owned

99 shares of common stock on the date of an Exchange Listing could not sell any of such shares for 180 days following the Exchange Listing; 181 days following an Exchange Listing, such shareholder could only sell up to 33 of such shares; 271 days following an Exchange Listing, such shareholder could only sell up to 66 of such shares and 366 days following an Exchange Listing, such shareholder could sell all of such shares. In addition, the Adviser’s insiders including Messrs. Ostrover, Lipschultz, Packer and Kirshenbaum, have agreed with the underwriters not to Transfer their shares of common stock until the date that it is 365 days after the date of this prospectus.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters.      are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to                 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares	With option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the 1933 Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of              for a period of     days after the date of this prospectus, other than the shares of our common stock to be sold hereunder.

The Adviser’s insiders, including Messrs. Ostrover, Lipschultz, Packer and Kirshenbaum have agreed with the underwriters not to Transfer their shares of common stock until the date that is 365 days after the date of this prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the 1933 Act of 1933.

We will apply to have our common stock approved for listing/quotation on the New York Stock Exchange under the symbol “ORCC”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the 1933 Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

We intend to use the net proceeds of this offering, together with our cash and cash equivalents, to     . Affiliates of certain of the underwriters are lenders under the             . Accordingly, affiliates of certain of the underwriters may receive more than 5% of the proceeds of this offering to the extent the proceeds are used to pay down outstanding indebtedness under the         .

On             , 2019, our Board approved the Company 10b5-1 Plan, to acquire up to $100 million in the aggregate of our common stock at prices below our net asset value per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. We put the Company 10b5-1 Plan in place because we believe that, in the current market conditions, if our common stock is trading below our then-current net asset value per share, it is in the best interest of our shareholders for us to reinvest in our portfolio. See “The Company—Stock Repurchase Plan.”

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Principal Business Addresses

The principal business address of Goldman Sachs & Co. LLC is 200 West Street, New York, New York 10282. The principal business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The principal business address of RBC Capital Markets, LLC is 200 Vesey Street, 8th Floor, New York, NY 10281. The principal business address of SunTrust Robinson Humphrey, Inc. is 3333 Peachtree Road, 11th Floor Atlanta, Georgia 30326. The principal business address of Wells Fargo Securities, LLC is 550 South Tryon Street, Charlotte, North Carolina 28202.

NOTICE TO PROSPECTIVE INVESTORS IN CANADA

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the shares and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, the company and the underwriters in the offering are exempt from the requirement to provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the Company prepares and files a prospectus under applicable Canadian securities laws. Any resale of Shares by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Shares outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Shares will be deemed to have represented to the Company, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor is (i) purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws; (ii) an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Shares or with respect to the eligibility of the Shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

“This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1)), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.”

NOTICE TO PROSPECTIVE INVESTORS IN THE DUBAI INTERNATIONAL FINANCIAL CENTRE

This document relates to a company which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”).

The DFSA has not approved this document nor has any responsibility for reviewing or verifying any document or other documents in connection with this company. Accordingly, the DFSA has not approved this document or any other associated documents nor taken any steps to verify the information set out in this document, and has no responsibility for it.

The shares have not been offered and will not be offered to any persons in the Dubai International Financial Centre except on that basis that an offer is:

(i)	an ‘‘Exempt Offer’’ in accordance with the Markets Rules (MKT) module of the DFSA; and

(ii)	made only to persons who meet the Professional Client criteria set out in Rule 2.3.2 of the DFSA Conduct of Business Module

This documents must not, therefore, be delivered to, or relied on by, any other type of person.

The fund to which this document relates may be illiquid and/or subject to restrictions on its resale. Prospective purchasers should conduct their own due diligence on the Fund.

The DFSA has not taken steps to verify the information set out in this document, and has no responsibility for it. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This Prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Common Stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Common Stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Common Stock must observe such Australian on-sale restrictions.

This Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of Common Stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Common Stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities and loan documents are held by State Street Bank and Trust Company pursuant to a custodian agreement, and who will also serve as our transfer agent, distribution paying agent and registrar. The principal business address of State Street Bank and Trust Company is State Street Financial Center, One Lincoln Street, Boston, MA 02111-2900.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our Board, the Adviser will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. The Adviser does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. The Adviser generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the 1934 Act, the Adviser may select a broker based upon brokerage or research services provided to the Adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

The validity of the common stock offered hereby and certain legal matters for us in connection with the offering will be passed upon for us by Eversheds Sutherland (US) LLP. Eversheds Sutherland (US) LLP also represents the Adviser. Certain legal matters in connection with the offering will be passed upon for the underwriters by Ropes & Gray LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and the Senior Securities table under the heading “Senior Securities” for Owl Rock Capital Corporation and subsidiaries have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the shares of our common stock offered by this prospectus. The registration statement contains additional information about us and the shares of our common stock being offered by this prospectus.

We also file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the 1934 Act.

We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.

We make available on our website (www.owlrock.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. The SEC also maintains a website (www.sec.gov) that contains such information. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this registration statement.

Item 8. Financial Statements and Supplementary Data.

INTERIM FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Owl Rock Capital Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Owl Rock Capital Corporation and subsidiaries (the Company), including the consolidated schedules of investments, as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of securities owned as of December 31, 2018 and 2017, by correspondence with custodians, portfolio companies, or agents. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

New York, New York

February 27, 2019

Owl Rock Capital Corporation

Consolidated Statements of Assets and Liabilities

(Amounts in thousands, except share and per share amounts)

	December 31, 2018	December 31, 2017
Assets
Investments at fair value
Non-controlled, non-affiliated investments (amortized cost of $5,720,295 and $2,307,886, respectively)	$5,697,447	$2,324,157
Controlled, affiliated investments (amortized cost of $91,138 and $65,028, respectively)	86,622	65,599

Total investments at fair value (amortized cost of $5,811,433 and $2,372,914, respectively)	5,784,069	2,389,756
Cash (restricted cash of $6,013 and $2,638, respectively)	127,603	20,071
Receivable for investments sold	—	19,900
Interest receivable	29,680	8,984
Receivable from a controlled affiliate	8,100	3,503
Prepaid expenses and other assets	1,590	1,333

Total Assets	$5,951,042	$2,443,547

Liabilities
Debt (net of unamortized debt issuance costs of $22,335 and $12,568, respectively)	$2,567,717	$919,432
Management fee payable	14,049	11,152
Distribution payable	78,350	33,545
Payables to affiliates	2,847	2,330
Payable for investments purchased	3,180	—
Accrued expenses and other liabilities	20,054	4,509

Total Liabilities	2,686,197	970,968

Commitments and contingencies (Note 7)
Net Assets
Common shares $0.01 par value, 500,000,000 shares authorized; 216,204,837 and 97,959,595 shares issued and outstanding, respectively	2,162	980
Additional paid-in-capital	3,271,162	1,451,886
Total distributable earnings (losses)(1)	(8,479)	19,713

Total Net Assets	3,264,845	1,472,579

Total Liabilities and Net Assets	$5,951,042	$2,443,547

Net Asset Value Per Share	$15.10	$15.03

(1)

Accumulated undistributed net investment income, net unrealized gain (loss) and undistributed net realized gains (losses) have been consolidated into total distributable earnings (losses) for December 31, 2017 for comparative purposes.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

	Years Ended December 31,
	2018	2017	2016
Investment Income
Investment income from non-controlled, non-affiliated investments:
Interest income	$366,858	$151,246	$27,939
Other income	8,750	5,130	865

Total investment income from non-controlled, non-affiliated investments	375,608	156,376	28,804

Investment income from controlled, affiliated investments:
Dividend income	8,379	125	—
Other income	4,871	3,378	—

Total investment income from controlled, affiliated investments	13,250	3,503	—

Total Investment Income	388,858	159,879	28,804

Expenses
Initial organization	—	—	1,224
Interest expense	76,774	24,580	2,758
Management fee	52,148	31,062	9,238
Professional fees	7,823	5,430	3,029
Directors’ fees	533	387	315
Other general and administrative	4,965	4,472	2,882

Total Expenses	142,243	65,931	19,446

Net Investment Income (Loss) Before Taxes	246,615	93,948	9,358

Excise tax expense	1,093	158	352

Net Investment Income (Loss) After Taxes	$245,522	$93,790	$9,006

Net Realized and Unrealized Gain (Loss)
Net change in unrealized gain (loss):
Non-controlled, non-affiliated investments	$(38,426)	$8,640	$7,631
Controlled affiliated investments	(5,087)	571	—
Translation of assets and liabilities in foreign currencies	(133)	—	—

Total Net Change in Unrealized Gain (Loss)	(43,646)	9,211	7,631

Net realized gain (loss):
Non-controlled, non-affiliated investments	234	739	—
Foreign currency transactions	133	—	—

Total Net Realized Gain (Loss)	367	739	—

Total Net Realized and Unrealized Gain (Loss)	(43,279)	9,950	7,631

Net Increase (Decrease) in Net Assets Resulting from Operations	$202,243	$103,740	$16,637

Earnings Per Share—Basic and Diluted	$1.38	$1.55	$0.78

Weighted Average Shares Outstanding—Basic and Diluted	146,422,371	67,082,905	21,345,191

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments(2)
Debt Investments
Advertising and media
IRI Holdings, Inc.(4)(5)(21)	First lien senior secured loan	L + 4.50%	11/28/2025	$15,000	$14,852	$14,588	0.4%
PAK Acquisition Corporation (dba Valpak)(4)(6)	First lien senior secured loan	L + 8.00%	6/30/2022	70,775	69,795	71,128	2.2%
Swipe Acquisition Corporation (dba PLI)(4)(5)(21)	First lien senior secured loan	L + 7.75%	6/29/2024	162,840	159,754	159,583	4.9%
Swipe Acquisition Corporation (dba PLI)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 7.75%	9/30/2019	—	(178)	(65)	—%

				248,615	244,223	245,234	7.5%
Automotive
Mavis Tire Express Services Corp.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	3/20/2026	155,000	151,793	151,125	4.6
Mavis Tire Express Services Corp.(4)(5)(13)(15)(21)	Second lien senior secured delayed draw term loan	L + 7.50%	3/20/2020	1,449	1,181	1,090	—%

				156,449	152,974	152,215	4.6%
Buildings and real estate
Associations, Inc.(4)(6)(21)	First lien senior secured loan	L + 4.00% (3.00% PIK)	7/30/2024	231,957	229,234	229,057	7.0%
Associations, Inc.(4)(6)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 4.00% (3.00% PIK)	7/30/2021	20,580	19,910	19,579	0.6%
Associations, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	7/30/2024	—	(134)	(231)	—%
Cheese Acquisition, LLC(4)(6)(21)	First lien senior secured loan	L + 4.75%	11/28/2024	51,896	51,256	51,247	1.6%
Cheese Acquisition, LLC(4)(13)(14)(21)	First lien senior secured delayed draw term loan	L + 4.75%	4/19/2020	—	(619)	(140)	—%
Cheese Acquisition, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.75%	11/28/2023	—	(201)	(205)	—%

				304,433	299,446	299,307	9.2%
Business services
Access CIG, LLC(4)(6)(21)	Second lien senior secured loan	L + 7.75%	2/27/2026	37,756	37,432	37,190	1.1%
CIBT Global, Inc.(4)(6)(21)	Second lien senior secured loan	L + 7.75%	6/2/2025	49,000	47,965	48,510	1.5%
Transperfect Global, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.75%	5/7/2024	231,253	227,023	231,253	7.1%
Vistage International, Inc.(4)(5)(21)	Second lien senior secured loan	L + 8.00%	2/8/2026	43,500	43,162	42,848	1.3%
Vestcom Parent Holdings, Inc.(4)(5)	Second lien senior secured loan	L + 8.25%	12/19/2024	78,987	78,067	78,592	2.4%

				440,496	433,649	438,393	13.4%
Chemicals
Douglas Products and Packaging Company LLC(4)(6)(21)	First lien senior secured loan	L + 5.75%	10/19/2022	99,947	99,092	98,447	3.0%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Douglas Products and Packaging Company LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.75%	10/19/2022	—	(59)	(136)	—%

				99,947	99,033	98,311	3.0%
Consumer products
Feradyne Outdoors, LLC(4)(6)(21)	First lien senior secured loan	L + 6.25%	5/25/2023	113,767	112,695	105,804	3.2%
Containers and packaging
Pregis Holding I Corporation(4)(6)(21)	Second lien senior secured loan	L + 7.25%	5/20/2022	43,000	42,269	41,710	1.3%
Distribution
ABB/Con-cise Optical Group LLC(4)(5)	First lien senior secured loan	L + 5.00%	6/15/2023	59,093	59,213	57,911	1.8%
ABB/Con-cise Optical Group LLC(4)(5)	Second lien senior secured loan	L + 9.00%	6/17/2024	25,000	24,424	24,250	0.7%
Aramsco, Inc.(4)(5)(21)	First lien senior secured loan	L + 5.25%	8/28/2024	55,717	54,388	53,767	1.6%
Aramsco, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 5.25%	8/28/2024	559	361	265	—%
Dade Paper & Bag, LLC (dba Imperial-Dade)(4)(5)(21)	First lien senior secured loan	L + 7.44%	6/10/2024	37,207	36,641	36,814	1.1%
Dealer Tire, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	12/15/2025	114,750	109,037	109,013	3.3%
Endries Acquisition, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.25%	12/10/2025	180,000	176,870	176,850	5.4%
Endries Acquisition, Inc.(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 6.25%	12/10/2020	—	(1,085)	(1,095)	—%
Endries Acquisition, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.25%	12/10/2024	6,750	6,282	6,278	0.2%
JM Swank, LLC(4)(6)	First lien senior secured loan	L + 7.50%	7/25/2022	117,371	115,669	114,437	3.5%
QC Supply, LLC(4)(5)	First lien senior secured loan	L + 6.00%	12/29/2022	25,970	25,508	24,801	0.8%
QC Supply, LLC(4)(5)(13)(15)	First lien senior secured delayed draw term loan	L + 6.00%	12/29/2022	8,624	8,465	8,236	0.3%
QC Supply, LLC(4)(5)(13)	First lien senior secured revolving loan	L + 6.00%	12/29/2021	4,472	4,398	4,248	0.1%

				635,513	620,171	615,775	18.8%
Education
Learning Care Group (US) No. 2 Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	3/13/2026	25,000	24,535	24,375	0.7%
Severin Acquisition, LLC (dba PowerSchool)(4)(5)(21)	Second lien senior secured loan	L + 6.75%	7/31/2026	92,500	91,608	90,650	2.8%
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(4)(6)(21)	First lien senior secured loan	L + 6.00%	5/14/2024	62,845	61,412	60,959	1.9%
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	5/14/2024	—	(95)	(127)	—%

				180,345	177,460	175,857	5.4%
Energy equipment and services
Hillstone Environmental Partners, LLC(4)(6)(21)	First lien senior secured loan	L + 7.75%	4/25/2023	71,333	70,367	71,333	2.2%
Hillstone Environmental Partners, LLC(4)(6)(21)	First lien senior secured revolving loan	L + 7.75%	4/25/2023	4,458	4,401	4,458	0.1%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Liberty Oilfield Services LLC(4)(5)(16)(21)	First lien senior secured loan	L + 7.63%	9/19/2022	14,204	14,002	14,204	0.4%

				89,995	88,770	89,995	2.7%
Financial services
Blackhawk Network Holdings, Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.00%	6/15/2026	75,998	75,113	74,098	2.3%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(5)(21)	First lien senior secured loan	L + 6.75%	9/6/2022	28,481	27,927	27,485	0.8%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.75%	9/6/2022	427	414	404	—%

				104,906	103,454	101,987	3.1%
Food and beverage
Carolina Beverage Group (fka Cold Spring Brewing Company)(4)(5)(21)	First lien senior secured loan	L + 5.25%	5/15/2024	37,658	36,979	36,717	1.1%
Carolina Beverage Group (fka Cold Spring Brewing Company)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.25%	5/15/2024	—	(48)	(67)	—%
CM7 Restaurant Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 8.75%	5/22/2023	36,490	35,884	34,848	1.1%
CM7 Restaurant Holdings, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	859	843	768	—%
CM7 Restaurant Holdings, LLC(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	—	—	(184)	—%
Give and Go Prepared Foods Corp.(4)(6)(16)	Second lien senior secured loan	L + 8.50%	1/29/2024	42,000	41,647	35,910	1.1%
H-Food Holdings, LLC(4)(5)(21)	Second lien senior secured loan	L + 7.00%	3/2/2026	121,800	118,871	118,146	3.6%
H-Food Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 4.00%	5/23/2025	26,100	25,842	25,448	0.8%
Hometown Food Company(4)(5)(21)	First lien senior secured loan	L + 5.25%	8/31/2023	29,735	29,180	28,843	0.9%
Hometown Food Company(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.25%	8/31/2023	—	(79)	(127)	—%
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(4)(5)(21)	First lien senior secured loan	L + 4.50%	7/30/2025	36,000	35,264	34,920	1.1%
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 4.50%	7/30/2023	1,200	1,015	930	—%
Manna Development Group, LLC(4)(5)(21)	First lien senior secured loan	L + 6.00%	10/24/2022	57,232	56,488	56,087	1.7%
Manna Development Group, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.00%	10/24/2022	867	720	780	—%
Recipe Acquisition Corp. (dba Roland Corporation)(4)(6)	Second lien senior secured loan	L + 8.00%	12/1/2022	32,000	31,570	31,840	1.0%
Tall Tree Foods, Inc.(4)(5)	First lien senior secured loan	L + 7.25%	8/12/2022	46,150	45,694	44,765	1.4%
Ultimate Baked Goods Midco, LLC(4)(5)(21)	First lien senior secured loan	L + 4.00%	8/11/2025	27,000	26,422	26,190	0.8%
Ultimate Baked Goods Midco, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.00%	8/9/2023	—	(105)	(152)	—%

				495,091	486,187	475,662	14.6%
Healthcare providers and services
Covenant Surgical Partners, Inc.(4)(6)	First lien senior secured loan	L + 4.50%	10/4/2024	29,722	29,722	29,574	0.9%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Covenant Surgical Partners, Inc.(4)(13)(14)(15)	First lien senior secured delayed draw term loan	L + 4.50%	11/30/2020	—	(734)	(750)	—%
Geodigm Corporation (dba National Dentex)(4)(5)(10)(21)	First lien senior secured loan	L + 6.67%	12/1/2021	124,720	123,736	123,473	3.8%
GI Chill Acquisition (dba California Cryobank)(4)(6)(21)	First lien senior secured loan	L + 4.00%	8/6/2025	31,920	31,768	31,441	1.0%
GI Chill Acquisition (dba California Cryobank)(4)(6)(21)	Second lien senior secured loan	L + 7.50%	8/6/2026	135,400	134,092	132,692	4.1%
TC Holdings, LLC (dba TrialCard)(4)(6)(21)	First lien senior secured loan	L + 4.50%	11/14/2023	61,598	60,458	60,366	1.8%
TC Holdings, LLC (dba TrialCard)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 4.50%	6/30/2019	—	(434)	(194)	—%
TC Holdings, LLC (dba TrialCard)(4)(6)(13)(21)	First lien senior secured revolving loan	L + 4.50%	11/14/2022	839	753	738	—%

				384,199	379,361	377,340	11.6%
Healthcare technology
Bracket Intermediate Holding Corp.(4)(6)(21)	First lien senior secured loan	L + 4.25%	9/5/2025	15,711	15,635	15,593	0.5%
Bracket Intermediate Holding Corp.(4)(6)(21)	Second lien senior secured loan	L + 8.13%	9/5/2026	26,250	25,739	25,659	0.8%

				41,961	41,374	41,252	1.3%
Household products
Hayward Industries, Inc.(4)(5)(21)	Second lien senior secured loan	L + 8.25%	8/4/2025	52,149	51,237	51,888	1.6%
Infrastructure and environmental services
FR Arsenal Holdings II Corp. (dba Applied-Cleveland Holdings, Inc.)(4)(6)	First lien senior secured loan	L + 7.25%	9/8/2022	147,333	144,977	147,334	4.5%
LineStar Integrity Services LLC(4)(6)(21)	First lien senior secured loan	L + 7.25%	2/12/2024	51,279	50,372	50,254	1.5%
LineStar Integrity Services LLC(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 7.25%	8/12/2019	—	(220)	(258)	—%

				198,612	195,129	197,330	6.0%
Insurance
CD&R TZ Purchaser, Inc. (dba Tranzact)(4)(6)	First lien senior secured loan	L + 6.00%	7/21/2023	34,194	32,718	33,852	1.0%
Internet software and services
Accela, Inc.(4)(6)	First lien senior secured loan	L + 6.00%	9/28/2023	48,630	47,624	47,171	1.4%
Accela, Inc.(4)(8)(13)	First lien senior secured revolving loan	P + 5.00%	9/28/2023	2,716	2,597	2,536	0.1%
Genesis Acquisition Co. (dba Procare Software)(4)(5)(21)	First lien senior secured loan	L + 4.00%	7/31/2024	18,155	17,813	17,611	0.5%
Genesis Acquisition Co. (dba Procare Software)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 4.00%	7/31/2020	—	(44)	(95)	—%
Genesis Acquisition Co. (dba Procare Software)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.00%	7/31/2024	—	(49)	(79)	—%
Infoblox Inc.(4)(5)	Second lien senior secured loan	L + 8.75%	11/7/2024	30,000	29,526	30,000	0.9%
IQN Holding Corp. (dba Beeline)(4)(6)(21)	First lien senior secured loan	L + 5.50%	8/20/2024	193,843	191,076	188,996	5.8%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
IQN Holding Corp. (dba Beeline)(4)(6)(13)(21)	First lien senior secured revolving loan	L + 5.50%	8/20/2023	7,139	6,824	6,572	0.2%
Lightning Midco, LLC (dba Vector Solutions)(4)(6)(21)	First lien senior secured loan	L + 5.50%	11/21/2025	114,914	113,781	113,765	3.5%
Lightning Midco, LLC (dba Vector Solutions)(4)(8)(13)(15)(21)	First lien senior secured delayed draw term loan	P + 4.50%	11/23/2020	7,376	7,113	7,109	0.2%
Lightning Midco, LLC (dba Vector Solutions)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	11/21/2023	—	(131)	(134)	—%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(5)(21)	First lien senior secured loan	L + 6.50%	6/17/2024	135,307	133,718	133,954	4.1%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.50%	6/15/2023	—	(73)	(64)	—%

				558,080	549,775	547,342	16.7%
Leisure and entertainment
Capital Sports Holdings Inc. (dba Ottawa Senators)(4)(9)(16)	First lien senior secured loan	C + 5.25%	6/22/2024	14,642	15,062	14,204	0.4%
Troon Golf, L.L.C.(4)(6)(10)(12)(21)	First lien senior secured term loan A and B	L + 6.38% (TLA: L + 3.5%; TLB: L + 7.1%)	9/29/2023	169,395	167,273	169,395	5.1%
Troon Golf, L.L.C.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.38%	9/29/2023	—	(171)	—	—%
UFC Holdings, LLC(4)(5)(19)	Second lien senior secured loan	L + 7.50%	8/18/2024	35,000	34,739	34,493	1.1%

				219,037	216,903	218,092	6.6%
Manufacturing
Ideal Tridon Holdings, Inc.(4)(6)(21)	First lien senior secured loan	L + 6.50%	7/31/2023	46,577	45,852	45,878	1.4%
Ideal Tridon Holdings, Inc.(4)(6)(13)(21)	First lien senior secured revolving loan	L + 6.50%	7/31/2022	3,568	3,499	3,496	0.1%
Professional Plumbing Group, Inc.(4)(6)(21)	First lien senior secured loan	L + 6.75%	4/16/2024	52,744	52,026	51,426	1.6%
Professional Plumbing Group, Inc.(4)(6)(13)(21)	First lien senior secured revolving loan	L + 6.75%	4/16/2024	2,657	2,543	2,436	0.1%

				105,546	103,920	103,236	3.2%
Oil and gas
Black Mountain Sand Eagle Ford LLC(4)(6)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 8.25%	6/30/2019	45,973	45,001	44,495	1.4%
Brigham Minerals, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	7/27/2024	115,000	113,917	112,700	3.5%
Brigham Minerals, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 5.50%	10/27/2019	46,000	45,360	44,620	1.4%
Brigham Minerals, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	7/27/2024	—	(85)	(184)	—%
Zenith Energy U.S. Logistics Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	12/21/2024	85,365	83,801	83,657	2.6%

				292,338	287,994	285,288	8.9%
Professional services
AmSpec Services Inc.(4)(6)(21)	First lien senior secured loan	L + 5.75%	7/2/2024	102,781	101,104	100,211	3.1%
AmSpec Services Inc.(4)(8)(13)(21)	First lien senior secured revolving loan	P + 3.75%	7/2/2024	2,377	2,145	2,016	0.1%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Cardinal US Holdings, Inc.(4)(6)(16)(21)	First lien senior secured loan	L + 5.00%	7/31/2023	91,125	87,285	90,669	2.8%
DMT Solutions Global Corporation(4)(7)(21)	First lien senior secured loan	L + 7.00%	7/2/2024	54,600	52,554	52,416	1.6%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(6)(16)(21)	First lien senior secured loan	L + 6.50%	6/15/2025	74,276	72,877	72,792	2.2%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(13)(14)(15)(16)(21)	First lien senior secured delayed draw term loan	L + 6.50%	2/28/2019	—	(664)	(721)	—%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(6)(13)(15)(16)(21)	First lien senior secured multi-draw term loan	L + 6.50%	6/15/2020	12,013	11,577	11,412	0.3%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(13)(14)(16)(21)	First lien senior secured revolving loan	L + 6.50%	6/15/2023	—	(296)	(208)	—%
Gerson Lehrman Group, Inc.(4)(6)(21)	First lien senior secured loan	L + 4.25%	12/12/2024	336,585	333,245	333,220	10.2%
Gerson Lehrman Group, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.25%	12/12/2024	—	(232)	(234)	—%

				673,757	659,595	661,573	20.3%
Specialty retail
EW Holdco, LLC (dba European Wax)(4)(5)(21)	First lien senior secured loan	L + 4.50%	9/25/2024	57,356	56,804	56,209	1.7%
Galls, LLC(4)(5)(21)	First lien senior secured loan	L + 6.25%	1/31/2025	91,925	90,893	90,086	2.8%
Galls, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.25%	1/31/2024	9,637	9,350	9,216	0.3%
Galls, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 6.25%	1/31/2020	7,930	7,652	7,534	0.2%

				166,848	164,699	163,045	5.0%
Telecommunications
DB Datacenter Holdings Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	4/3/2025	35,000	34,537	34,300	1.1%
Transportation
Lytx, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.75%	8/31/2023	44,134	43,034	44,134	1.4%
Lytx, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.75%	8/31/2022	—	(45)	—	—%
Motus, LLC and Runzheimer International LLC(4)(6)(21)	First lien senior secured loan	L + 6.75%	1/17/2024	67,093	65,629	65,416	2.0%
Motus, LLC and Runzheimer International LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.75%	1/17/2023	—	(111)	(137)	—%
Uber Technologies, Inc.(19)(21)(22)	Unsecured note	7.50%	11/1/2023	9,200	9,200	8,884	0.3%
Uber Technologies, Inc.(19)(21)(22)	Unsecured note	8.00%	11/1/2026	13,800	13,800	13,299	0.4%

				134,227	131,507	131,596	4.1%

Total non-controlled/non-affiliated portfolio company debt investments				5,808,505	5,709,080	5,686,384	174.2%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Equity Investments
Food and beverage
CM7 Restaurant Holdings, LLC(21)(22)	LLC Interest	N/A	N/A	340	340	188	-%
H-Food Holdings, LLC(21)(22)	LLC Interest	N/A	N/A	10,875	10,875	10,875	0.3%

				11,215	11,215	11,063	0.3%

Total non-controlled/non-affiliated portfolio company equity investments				11,215	11,215	11,063	0.3%

Total non-controlled/non-affiliated portfolio company investments				5,819,720	5,720,295	5,697,447	174.5%

Controlled/affiliated portfolio company investments
Equity Investments
Investment funds and vehicles
Sebago Lake LLC(11)(16)(18)(20)(22)		N/A	N/A	91,138	91,138	86,622	2.7%

Total controlled/affiliated portfolio company investments				91,138	91,138	86,622	2.7%

Total Investments				$5,910,858	$5,811,433	$5,784,069	177.2%

	Interest Rate Swaps as of December 31, 2018
	Company Receives	Company Pays	Maturity Date	Notional Amount	Hedged Instrument	Footnote Reference
Interest rate swap	4.75%	L + 2.545%	12/21/2021	$150,000	2023 Notes	Note 6

Total				$150,000

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, all investments are considered Level 3 investments.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)

Loan contains a variable rate structure and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(5)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2018 was 2.50%.
(6)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2018 was 2.81%.
(7)	The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2018 was 2.88%.
(8)	The interest rate on these loans is subject to Prime, which as of December 31, 2018 was 5.50%.
(9)	The interest rate on this loan is subject to 3 month Canadian Dollar Offered Rate (“CDOR” or “C”), which as of December 31, 2018 was 2.24%.
(10)

The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss.

(11)	Investment measured at NAV.
(12)

The first lien term loan is comprised of two components: Term Loan A and Term Loan B. The Company’s Term Loan A and Term Loan B principal amounts are $32.8 million and $136.6 million, respectively. Both Term Loan A and Term Loan B have the same maturity date. Interest disclosed reflects the blended rate of the first lien term loan. The Term Loan A represents a ‘first out’ tranche and the Term Loan B represents a ‘last out’ tranche. The ‘first out’ tranche has priority as to the ‘last out’ tranche with respect to payments of principal, interest and any amounts due thereunder.

(13)	Position or portion thereof is an unfunded loan commitment. See Note 7 “Commitments and Contingencies”.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

(14)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(15)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(16)

This portfolio company is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of total assets. As of December 31, 2018, non-qualifying assets represented 5.6% of total assets as calculated in accordance with the regulatory requirements.

(17)

Unless otherwise indicated, the Company’s portfolio companies are pledged as collateral supporting the amounts outstanding under the Revolving Credit Facility and SPV Asset Facilities. See Note 6 “Debt”.

(18)

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, the Company does not believe that it has control over this portfolio company. The Company’s investment in affiliates for the year ended December 31, 2018, were as follows:

($ in thousands)	Fair value as of December 31, 2017	Gross Additions	Gross Reductions	Change in Unrealized Gains (Losses)	Fair value as of December 31, 2018	Dividend Income	Other Income
Controlled Affiliates
Sebago Lake LLC	$65,599	$26,110	$—	$(5,087)	$86,622	$8,379	$4,871

Total Controlled Affiliates	$65,599	$26,110	$—	$(5,087)	$86,622	$8,379	$4,871

(19)	Level 2 investment.
(20)	Investment is not pledged as collateral for the credit facilities.
(21)

Represents co-investment made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Agreements and Related Party Transactions.”

(22)

Security acquired in transaction exempt from registration under the Securities Act of 1933, and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2018, the aggregate fair value of these securities is $119.9 million or 3.7% of the Company’s net assets.

(23)

As of December 31, 2018, the net estimated unrealized loss for U.S. federal income tax purposes was $41.2 million based on a tax cost basis of $5.8 billion. As of December 31, 2018, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $62.2 million and the estimated aggregate gross unrealized gain for U.S. federal income tax purposes was $21.0 million.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2017

(Amounts in thousands, except share amounts)

Company(1)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments(2)
Debt Investments
Advertising and media
PAK Acquisition Corporation (dba Valpak)(4)(6)	First lien senior secured loan	L + 8.00%	6/30/2022	$77,900	$76,573	$78,290	5.3%
Aerospace and defense
Vencore, Inc.(4)(6)	Second lien senior secured loan	L + 8.75%	5/23/2020	50,000	49,347	50,500	3.4%
Buildings and real estate
DTZ U.S. Borrower, LLC (dba Cushman & Wakefield)(4)(6)	Second lien senior secured loan	L + 7.75%	11/4/2022	125,000	123,864	123,750	8.3%
Business services
Access Information(4)(5)(16)	First lien senior secured loan	L + 5.00%	10/17/2021	39,593	39,276	39,830	2.7%
Access Information(4)(5)	Second lien senior secured loan	L + 8.75%	10/17/2022	20,000	19,265	19,500	1.3%
CIBT Global, Inc. (4)(6)	Second lien senior secured loan	L + 7.75%	6/1/2025	49,000	47,854	48,020	3.3%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(6)(13)	First lien senior secured loan	L + 6.50%	8/29/2023	38,426	37,692	37,657	2.6%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(10)(11)(12)(13)	First lien senior secured multi draw term loan	L + 6.50%	8/29/2019	—	(147)	(156)	—%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(10)(11)(13)	First lien senior secured revolving loan	L + 6.50%	8/29/2023	—	(37)	(39)	—%
Vestcom Parent Holdings, Inc.(4)(5)	Second lien senior secured loan	L + 8.50%	6/19/2024	65,000	64,123	64,675	4.4%

				212,019	208,026	209,487	14.3%
Consumer products
Feradyne Outdoors, LLC(4)(6)	First lien senior secured loan	L + 6.25%	5/25/2023	114,923	113,641	113,486	7.7%
Containers and packaging
Ring Container Technologies Group, LLC(4)(5)	Second lien senior secured loan	L + 7.50%	10/31/2025	55,000	53,917	53,900	3.7%
Distribution
ABB/Con-cise Optical Group LLC(4)(6)	First lien senior secured loan	L + 5.00%	6/15/2023	59,698	59,842	59,698	4.1%
ABB/Con-cise Optical Group LLC(4)(6)	Second lien senior secured loan	L + 9.00%	6/17/2024	25,000	24,350	24,750	1.7%
Dade Paper & Bag, LLC (dba Imperial-Dade)(4)(5)	First lien senior secured loan	L + 7.50%	6/9/2024	33,333	32,727	32,833	2.2%
JM Swank, LLC(4)(6)	First lien senior secured loan	L + 7.50%	7/25/2022	74,575	73,374	75,321	5.1%
Medical Specialties Distributors, LLC(4)(6)	First lien senior secured loan	L + 5.75%	12/6/2022	96,113	95,279	96,113	6.5%
QC Supply, LLC(4)(5)	First lien senior secured loan	L + 6.00%	12/29/2022	26,235	25,672	25,973	1.8%
QC Supply, LLC(4)(5)(10)(12)	First lien senior secured delayed draw term loan	L + 6.00%	12/29/2018	2,484	2,282	2,319	0.2%
QC Supply, LLC(4)(5)(10)	First lien senior secured revolving loan	L + 6.00%	12/29/2021	1,988	1,888	1,938	0.1%

				319,426	315,414	318,945	21.7%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2017

(Amounts in thousands, except share amounts)

Company(1)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Net Assets
Energy equipment and services
Keane Group Holdings, LLC(4)(6)(13)	First lien senior secured loan	L + 7.25%	8/18/2022	124,126	122,367	124,747	8.4%
Liberty Oilfield Services LLC(4)(5)	First lien senior secured loan	L + 7.63%	9/19/2022	22,194	21,810	22,194	1.5%

				146,320	144,177	146,941	9.9%
Financial services
Cardinal US Holdings, Inc.(4)(7)(13)	First lien senior secured loan	L + 5.00%	7/31/2023	64,339	59,941	59,835	4.1%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(6)	First lien senior secured loan	L + 6.75%	9/6/2022	25,789	25,165	25,144	1.7%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(10)(11)	First lien senior secured revolving loan	L + 6.75%	9/6/2022	—	(16)	(16)	—%

				90,128	85,090	84,963	5.8%
Food and beverage
Give and Go Prepared Foods Corp.(4)(6)(13)	Second lien senior secured loan	L + 8.50%	1/29/2024	42,000	41,597	41,580	2.8%
Recipe Acquisition Corp. (dba Roland Corporation)(4)(6)	Second lien senior secured loan	L + 9.00%	12/1/2022	32,000	31,486	32,000	2.2%
Tall Tree Foods, Inc.(4)(5)	First lien senior secured loan	L + 7.25%	8/12/2022	58,750	58,037	57,869	3.9%

				132,750	131,120	131,449	8.9%
Healthcare providers and services
Geodigm Corporation (dba National Dentex)(4)(6)(18)	First lien senior secured loan	L + 6.54%	12/1/2021	78,627	77,910	78,234	5.3%
PetVet Care Centers, LLC(4)(6)	First lien senior secured loan	L + 6.00%	6/8/2023	31,203	30,917	31,203	2.1%
PetVet Care Centers, LLC(4)(6)(10)(12)	First lien senior secured delayed draw term loan	L + 6.00%	6/8/2019	9,702	9,569	9,702	0.7%
PetVet Care Centers, LLC(4)(8)(10)	First lien senior secured revolving loan	P + 5.00%	6/8/2023	2,940	2,913	2,940	0.2%
TC Holdings, LLC (dba TrialCard)(4)(5)	First lien senior secured loan	L + 4.50%	11/14/2023	62,220	60,874	60,845	4.1%
TC Holdings, LLC (dba TrialCard)(4)(10)(11)(12)	First lien senior secured delayed draw term loan	L + 4.50%	6/30/2019	—	(523)	(536)	—%
TC Holdings, LLC (dba TrialCard)(4)(10)(11)	First lien senior secured revolving loan	L + 4.50%	11/14/2022	—	(108)	(111)	—%

				184,692	181,552	182,277	12.4%
Household products
Hayward Industries, Inc.(4)(5)	Second lien senior secured loan	L + 8.25%	8/4/2025	72,500	71,102	71,413	4.8%
Human resource support services
SABA Software, Inc.(4)(6)	First lien senior secured loan	L + 5.50%	5/1/2023	44,824	44,331	44,600	3.0%
SABA Software, Inc.(4)(10)(11)	First lien senior secured revolving loan	L + 5.50%	5/1/2023	—	(55)	(25)	—%

				44,824	44,276	44,575	3.0%
Infrastructure and environmental services
FR Arsenal Holdings II Corp. (dba Applied-Cleveland Holdings, Inc.)(4)(6)	First lien senior secured loan	L + 7.25%	9/8/2022	74,112	72,878	74,483	5.1%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2017

(Amounts in thousands, except share amounts)

Company(1)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Net Assets
Insurance
CD&R TZ Purchaser, Inc. (dba Tranzact)(4)(6)	First lien senior secured loan	L + 6.00%	7/21/2023	34,563	32,814	33,871	2.3%
Internet software and services
Accela, Inc.(4)(6)	First lien senior secured loan	L + 6.25%	9/28/2023	53,865	52,565	52,518	3.6%
Accela, Inc.(4)(8)(10)	First lien senior secured revolving loan	P + 5.25%	9/28/2023	1,755	1,612	1,605	0.1%
Infoblox Inc.(4)(5)	Second lien senior secured loan	L + 8.75%	11/7/2024	30,000	29,471	29,700	2.0%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(5)	First lien senior secured loan	L + 6.00%	6/17/2024	93,760	92,440	92,353	6.3%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(10)(11)	First lien senior secured revolving loan	L + 6.00%	6/15/2023	—	(79)	(87)	—%

				179,380	176,009	176,089	12.0%
Leisure and entertainment
Troon Golf, L.L.C.(4)(6)(9)	First lien senior secured term loan A and B	L + 6.38% (TLA: L + 3.5%; TLB: L + 7.1%)	9/29/2023	148,700	146,546	146,470	9.9%
Troon Golf, L.L.C.(4)(10)(11)	First lien senior secured revolving loan	L + 6.38%	9/29/2023	—	(207)	(216)	—%
UFC Holdings, LLC(4)(5)(16)	Second lien senior secured loan	L + 7.50%	8/18/2024	35,000	34,705	35,497	2.4%

				183,700	181,044	181,751	12.3%
Manufacturing
Ideal Tridon Holdings, Inc.(4)(8)	First lien senior secured loan	P + 5.50%	7/31/2023	42,216	41,419	41,583	2.8%
Ideal Tridon Holdings, Inc.(4)(8)(10)	First lien senior secured revolving loan	P + 5.50%	7/31/2022	964	876	892	0.1%
Pexco LLC (dba Spectrum Plastic Group)(4)(6)	Second lien senior secured loan	L + 8.00%	5/8/2025	37,000	36,683	37,000	2.5%

				80,180	78,978	79,475	5.4%
Oil and gas
Discovery DJ Services, LLC (dba Discovery Midstream Partners)(4)(7)	First lien senior secured loan	L + 7.25%	10/25/2022	37,259	36,554	36,513	2.5%
Discovery DJ Services, LLC (dba Discovery Midstream Partners)(4)(10)(11)	First lien senior secured revolving loan	L + 7.25%	10/25/2022	—	(53)	(55)	—%
Discovery DJ Services, LLC (dba Discovery Midstream Partners)(4)(10)(11)(12)	First lien senior secured delayed draw term loan	L + 7.25%	4/25/2019	—	(585)	(607)	—%

				37,259	35,916	35,851	2.5%
Professional services
Pomeroy Group LLC(4)(6)	First lien senior secured loan	L + 6.00%	11/30/2021	59,095	57,273	57,618	3.9%
Specialty retail
Saje Natural Business, Inc.(13)	Second lien senior secured loan	12.00% PIK	4/21/2022	37,656	37,061	37,091	2.5%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2017

(Amounts in thousands, except share amounts)

Company(1)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Net Assets
Transportation
Lytx, Inc.(4)(6)	First lien senior secured loan	L + 6.75%	8/31/2023	36,146	35,110	35,242	2.4%
Lytx, Inc.(4)(10)(11)	First lien senior secured revolving loan	L + 6.75%	8/31/2022	—	(56)	(50)	—%

				36,146	35,054	35,192	2.4%

Total non-controlled/non-affiliated portfolio company debt investments				2,347,573	2,305,126	2,321,397	157.6%

Equity Investments
Oil and gas
Discovery DJ Services, LLC (dba Discovery Midstream Partners)	LLC Interest	N/A	N/A	2,760	2,760	2,760	0.2%

Total non-controlled/non-affiliated portfolio company equity investments				2,760	2,760	2,760	0.2%

Total non-controlled/non-affiliated portfolio company investments				2,350,333	2,307,886	2,324,157	157.8%

Controlled/affiliated portfolio company investments
Equity Investments
Investment funds and vehicles
Sebago Lake LLC(13)(15)(17)		N/A	N/A	65,028	65,028	65,599	4.5%

Total controlled/affiliated portfolio company investments				65,028	65,028	65,599	4.5%

Total Investments				$2,415,361	$2,372,914	$2,389,756	162.3%

	Interest Rate Swaps as of December 31, 2017
	Company Receives	Company Pays	Maturity Date	Notional Amount	Hedged Instrument	Footnote Reference
Interest rate swap	4.75%	L + 2.545%	12/21/2021	$150,000	2023 Notes	Note 6

Total				$150,000

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, all investments are considered Level 3 investments.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)

Loan contains a variable rate structure and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(5)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2017 was 1.56%.
(6)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2017 was 1.69%.
(7)	The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2017 was 1.84%.
(8)	The interest rate on these loans is subject to the Prime Rate (“Prime” or “P”), which as of December 31, 2017 was 4.50%.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2017

(Amounts in thousands, except share amounts)

(9)

The first lien term loan is comprised of two components: Term Loan A and Term Loan B. The Company’s Term Loan A and Term Loan B principal amounts are $28.8 million and $119.9 million, respectively. Both Term Loan A and Term Loan B have the same maturity date. Interest disclosed reflects the blended rate of the first lien term loan. The Term Loan A represents a ‘first out’ tranche and the Term Loan B represents a ‘last out’ tranche. The ‘first out’ tranche has priority as to the ‘last out’ tranche with respect to payments of principal, interest and any amounts due thereunder.

(10)	Position or portion thereof is an unfunded loan commitment. See Note 7 “Commitments and Contingencies”.
(11)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(12)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(13)

This portfolio company is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of total assets.

(14)

Unless otherwise indicated, the Company’s portfolio companies are pledged as collateral supporting the amounts outstanding under the Revolving Credit Facility and SPV Asset Facility. See Note 6 “Debt”.

(15)

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, the Company does not believe that it has control over this portfolio company. The Company’s investment in affiliates for the year ended December 31, 2017, were as follows:

($ in thousands)	Fair Value as of December 31, 2016	Gross Additions	Gross Reductions	Change in Unrealized Gains (Losses)	Fair Value as of December 31, 2017	Dividend Income	Other Income
Controlled Affiliates
Sebago Lake LLC	$—	$65,028	$—	$571	$65,599	$125	$3,378

Total Controlled Affiliates	$—	$65,028	$—	$571	$65,599	$125	$3,378

(16)	Level 2 investment.
(17)	Investment is not pledged as collateral for the credit facilities.
(18)	The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Changes in Net Assets

(Amounts in thousands)

	Years Ended December 31,
	2018	2017	2016
Increase (Decrease) in Net Assets Resulting from Operations
Net investment income (loss)	$245,522	$93,790	$9,006
Net unrealized gain (loss)	(43,646)	9,211	7,631
Net realized gain (loss)	367	739	—

Net Increase (Decrease) in Net Assets Resulting from Operations	202,243	103,740	16,637

Distributions
Distributions declared from earnings	(232,083)	(100,546)	(2,100)

Net Decrease in Net Assets Resulting from Shareholders’ Distributions	(232,083)	(100,546)	(2,100)

Capital Share Transactions
Issuance of common shares	1,724,864	749,933	665,259
Reinvestment of distributions	97,242	38,927	729

Net Increase in Net Assets Resulting from Capital Share Transactions	1,822,106	788,860	665,988

Total Increase in Net Assets	1,792,266	792,054	680,525

Net Assets, at beginning of period	1,472,579	680,525	—

Net Assets, at end of period	$3,264,845	$1,472,579	$680,525

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Years Ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities
Net Increase (Decrease) in Net Assets Resulting from Operations	$202,243	$103,740	$16,637
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments, net	(4,722,938)	(1,944,628)	(1,117,444)
Proceeds from investments, net	1,311,832	542,814	158,536
Net amortization of discount on investments	(23,798)	(7,187)	(860)
Payment-in-kind interest	(3,393)	(3,406)	—
Net change in unrealized (gain) loss on investments	43,513	(9,211)	(7,631)
Net change in unrealized (gains) losses on translation of assets and liabilities in foreign currencies	133	—	—
Net realized (gain) loss	(234)	(739)	—
Amortization of debt issuance costs	5,333	2,616	416
Amortization of offering costs	1,408	848	594
Changes in operating assets and liabilities:
(Increase) decrease in receivable for investments sold	19,900	(19,900)	—
(Increase) decrease in interest receivable	(20,696)	(5,635)	(3,349)
(Increase) decrease in receivable from a controlled affiliate	(4,597)	(3,503)	—
(Increase) decrease in prepaid expenses and other assets	(1,124)	(132)	(320)
Increase (decrease) in management fee payable	2,897	6,587	4,565
Increase (decrease) in payables to affiliate	517	470	1,860
Increase (decrease) in payables for investments purchased	3,180	—	—
Increase (decrease) in accrued expenses and other liabilities	13,954	2,541	1,968

Net cash used in operating activities	(3,171,870)	(1,334,725)	(945,028)

Cash Flows from Financing Activities
Borrowings on debt	3,847,915	2,508,300	749,000
Payments on debt	(2,187,700)	(2,071,300)	(254,000)
Debt issuance costs	(15,101)	(12,090)	(3,510)
Proceeds from issuance of common shares	1,724,864	749,933	665,259
Offering costs paid	(541)	(1,326)	(997)
Cash distributions paid to shareholders	(90,035)	(28,074)	(1,371)

Net cash provided by financing activities	3,279,402	1,145,443	1,154,381

Net increase (decrease) in cash and restricted cash	107,532	(189,282)	209,353
Cash and restricted cash, beginning of period	20,071	209,353	—

Cash and restricted cash, end of period	$127,603	$20,071	$209,353

Supplemental and Non-Cash Information
Interest paid during the period	$59,597	$21,266	$1,704
Distributions declared during the period	$232,083	$100,546	$2,100
Reinvestment of distributions during the period	$97,242	$38,927	$729
Distributions Payable	$78,350	$33,545	$—
Receivable for investments sold	$—	$19,900	$—
Excise taxes paid	$210	$352	$—

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements

Note 1. Organization

Owl Rock Capital Corporation (the “Company”) is a Maryland corporation formed on October 15, 2015. The Company was formed primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. The Company invests in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. The Company’s investment objective is to generate current income and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes, the Company is treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Because the Company has elected to be regulated as a BDC and qualifies as a RIC under the Code, the Company’s portfolio is subject to diversification and other requirements.

On April 27, 2016, the Company formed a wholly-owned subsidiary, OR Lending LLC, a Delaware limited liability company, which holds a California finance lenders license. OR Lending LLC loans to borrowers headquartered in California. From time to time the Company may form wholly-owned subsidiaries to facilitate the normal course of business.

Owl Rock Capital Advisors LLC (the “Adviser”) serves as the Company’s investment adviser. The Adviser is an indirect subsidiary of Owl Rock Capital Partners LP (“Owl Rock Capital Partners”). The Adviser is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the 1940 Act. Subject to the overall supervision of the Company’s board of directors (the “Board”), the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company.

From March 3, 2016 (the “Initial Closing”) through March 2, 2018, the Company conducted private offerings (each, a “Private Offering”) of common stock to accredited investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of each Private Offering, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of the Company’s common stock pursuant to a subscription agreement entered into with the Company. Investors are required to fund drawdowns to purchase shares of the Company’s common stock up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors. If the Company has not consummated a listing of its common shares on a national securities exchange (an “Exchange Listing”) by March 3, 2021, the five-year anniversary of the Initial Closing, subject to extension for two additional one-year periods, at the sole discretion of the Board, the Board (subject to any necessary shareholder approvals and applicable requirements of the 1940 Act) will use its commercially reasonable efforts to wind down and/or liquidate and dissolve the Company in an orderly manner.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is an investment company and, therefore, applies the specialized accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements have been included. The Company was initially capitalized on March 1, 2016 and commenced operations on March 3, 2016. The Company’s fiscal year ends on December 31.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual amounts could differ from those estimates and such differences could be material.

Cash

Cash consists of deposits held at a custodian bank and restricted cash pledged as collateral. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

Investments at Fair Value

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of the Company’s investments, are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Company’s audit committee and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of the Company’s investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase or sale transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

The Company conducts this valuation process on a quarterly basis.

The Company applies Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, the Company considers its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs. In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (such as broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, the Company, or the independent valuation firm(s), reviews pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Financial and Derivative Instruments

Pursuant to ASC 815 Derivatives and Hedging, further clarified by the FASB’s issuance of the Accounting Standards Update (“ASU”) No. 2017-12, Derivatives and Hedging, which was adopted early in 2017 by the Company, all derivative instruments entered into by the Company are designated as hedging instruments. For all derivative instruments designated as a hedge, the entire change in the fair value of the hedging instrument shall be recorded in the same line item of the Consolidated Statements of Operations as the hedged item. The Company’s derivative instruments are used to hedge the Company’s fixed rate debt, and therefore both the periodic payment and the change in fair value for the effective hedge, if applicable, will be recognized as components of interest expense in the Consolidated Statements of Operations.

Foreign Currency

Foreign currency amounts are translated into U.S. dollars on the following basis:

•	cash, fair value of investments, outstanding debt, other assets and liabilities: at the spot exchange rate on the last business day of the period; and

•	purchases and sales of investments, borrowings and repayments of such borrowings, income and expenses: at the rates of exchange prevailing on the respective dates of such transactions.

The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations with the change in unrealized gains (losses) on translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations. The Company’s current approach to hedging the foreign currency exposure in its non-U.S. dollar denominated investments is primarily to borrow the par amount in local currency under the Company’s Revolving Credit Facility to fund these investments. Fluctuations arising from the translation of foreign currency borrowings are included with the net change in unrealized gains (losses) on translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations.

Investments denominated in foreign currencies and foreign currency transactions may involve certain considerations and risks not typically associated with those of domestic origin, including unanticipated movements in the value of the foreign currency relative to the U.S. dollar.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Discounts and premiums to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2018, no investments are on non-accrual status.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Other Income

From time to time, the Company may receive fees for services provided to portfolio companies. These fees are generally only available to the Company as a result of closing investments, are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the Adviser provides vary by investment, but can include closing, work, diligence or other similar fees and fees for providing managerial assistance to our portfolio companies.

Organization Expenses

Costs associated with the organization of the Company are expensed as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.

Offering Expenses

Costs associated with the offering of common shares of the Company are capitalized as deferred offering expenses and are included in prepaid expenses and other assets in the Consolidated Statements of Assets and Liabilities and are amortized over a twelve-month period from incurrence. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.

Debt Issuance Costs

The Company records origination and other expenses related to its debt obligations as deferred financing costs. These expenses are deferred and amortized utilizing the effective yield method, over the life of the related debt instrument. Debt issuance costs are presented on the Consolidated Statements of Assets and Liabilities as a direct deduction from the debt liability. In circumstances in which there is not an associated debt liability amount recorded in the consolidated financial statements when the debt issuance costs are incurred, such debt issuance costs will be reported on the Consolidated Statements of Assets and Liabilities as an asset until the debt liability is recorded.

Reimbursement of Transaction-Related Expenses

The Company may receive reimbursement for certain transaction-related expenses in pursuing investments. Transaction-related expenses, which are generally expected to be reimbursed by the Company’s portfolio companies, are typically deferred until the transaction is consummated and are recorded in prepaid expenses and other assets on the date incurred. The costs of successfully completed investments not otherwise reimbursed are borne by the Company and are included as a component of the investment’s cost basis.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Cash advances received in respect of transaction-related expenses are recorded as cash with an offset to accrued expenses and other liabilities. Accrued expenses and other liabilities are relieved as reimbursable expenses are incurred.

Income Taxes

The Company has elected to be treated as a BDC under the 1940 Act. The Company has elected to be treated as a RIC under the Code beginning with its taxable year ending December 31, 2016 and intends to qualify as a RIC for the taxable year ending December 31, 2018. So long as the Company maintains its tax treatment as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Instead, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.

To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no material uncertain tax positions through December 31, 2018 and 2017. The 2015 through 2017 tax years remain subject to examination by U.S. federal, state and local tax authorities.

Distributions to Common Shareholders

Distributions to common shareholders are recorded on the record date. The amount to be distributed is determined by the Board and is generally based upon the earnings estimated by the Adviser. Net realized long-term capital gains, if any, would be generally distributed at least annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of any cash distributions on behalf of shareholders, unless a shareholder elects to receive cash. As a result, if the Board authorizes and declares a cash distribution, then the shareholders who have not “opted out” of the dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash distribution. The Company expects to use newly issued shares to implement the dividend reinvestment plan.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Consolidation

As provided under Regulation S-X and ASC Topic 946—Financial Services—Investment Companies, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company does not consolidate its equity interest in Sebago Lake LLC (“Sebago Lake”). For further description of the Company’s investment in Sebago Lake, see Note 4 “Investments”.

New Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance in this ASU supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). Under the updated guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the guidance in ASU No. 2014-09 and has the same effective date as the original standard.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, an update on identifying performance obligations and accounting for licenses of intellectual property.

In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which includes amendments for enhanced clarification of the guidance.

In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Revenue from Contracts with Customers (Topic 606), the amendments in this update are of a similar nature to the items typically addressed in the technical corrections and improvements project.

Receivables

In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities which amends the amortization period for certain purchased callable debt securities held at a premium, shortening such period to the earliest call date. ASU No. 2017-08 does not require any accounting change for debt securities held at a discount; the discount continues to be amortized to maturity. ASU No. 2017-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Fair Valuation

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Subtopic 820): Changes to the Disclosure Requirements for Fair Value Measurement, an update to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by U.S. GAAP. The amendments in ASU No. 2018-13 are effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period.

The application of the aforementioned updated guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3. Agreements and Related Party Transactions

Administration Agreement

On March 1, 2016, the Company entered into an Administration Agreement (the “Administration Agreement”) with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees, the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.

The Administration Agreement also provides that the Company reimburses the Adviser for certain organization costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

The Company reimburses the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Adviser for any services performed for it by such affiliate or third party.

On February 27, 2019, the Board approved to extend the Administration Agreement. Unless earlier terminated as described below, the Administration Agreement will remain in effect until March 1, 2020 and from year to year thereafter if approved annually by (1) the vote of the Board, or by the vote of a majority of its outstanding voting securities, and (2) the vote of a majority of the Company’s directors who are not “interested persons” of the Company, of the Adviser or of any of their respective affiliates, as defined in the 1940 Act. The Administration Agreement may be terminated at any time, without the payment of any penalty, on 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Company, or by the vote of the Board or by the Adviser.

No person who is an officer, director, or employee of the Adviser or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director. However, the Company reimburses the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser or its affiliates to the Company’s Chief Compliance Officer, Chief Financial Officer and their respective staffs (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Directors who are not affiliated with the Adviser receive compensation for their services and reimbursement of expenses incurred to attend meetings.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

For the years ended December 31, 2018, 2017 and 2016 the Company incurred expenses of approximately $3.7 million, $3.3 million and $2.8 million, respectively, for costs and expenses reimbursable to the Adviser under the terms of the Administration Agreement.

Investment Advisory Agreement

On March 1, 2016, the Company entered into the Original Investment Advisory Agreement with the Adviser. On February 27, 2019, the Board determined to amend and restate the Original Investment Advisory Agreement (as amended and restated, the “Investment Advisory Agreement”) to reduce the fees that the Company will pay the Adviser following an Exchange Listing. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the Company’s business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring its portfolio companies on an ongoing basis through a team of investment professionals.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired.

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect until February 27, 2020 and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, by a majority of independent directors.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of any penalty, the Company may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a majority (as defined under the 1940 Act) of the outstanding shares of the Company’s common stock or the Adviser. In addition, without payment of any penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice and, in certain circumstances, the Adviser may only be able to terminate the Investment Advisory Agreement upon 120 days’ written notice.

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

Under the terms of the Investment Advisory Agreement, the Company will pay the Adviser a base management fee and may also pay to it certain incentive fees. The cost of both the management fee and the incentive fee will ultimately be borne by the Company’s shareholders.

The management fee is payable quarterly in arrears. Prior to the future quotation or listing of the Company’s securities on a national securities exchange (an “Exchange Listing”) or the future quotation or listing of its securities on any other public trading market, the management fee is payable at an annual rate of 0.75% of the Company’s (i) average gross assets, excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the Company’s two most recently completed calendar quarters plus (ii) the average of any remaining unfunded Capital Commitments at the end of the two most recently completed calendar quarters. Following an Exchange Listing, the management fee is payable at an annual rate of 1.5% (reduced from

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

1.75% payable pursuant to the Original Investment Advisory Agreement) of the Company’s average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be.

For the years ended December 31, 2018, 2017 and 2016, management fees were $52.1 million, $31.1 million and $9.2 million, respectively.

Pursuant to the Investment Advisory Agreement, the Adviser will not be entitled to an incentive fee prior to an Exchange Listing. Following an Exchange Listing, the incentive fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on the Company’s pre-incentive fee net investment income and a portion is based on the Company’s capital gains. The portion of the incentive fee based on pre-incentive fee net investment income is determined and paid quarterly in arrears commencing with the first calendar quarter following an Exchange Listing, and equals 100% of the pre-incentive fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% (reduced from 20% payable pursuant to the Original Investment Advisory Agreement) of the total pre-incentive fee net investment income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.82% quarterly (reduced from 1.875% quarterly pursuant to the Original Investment Advisory Agreement), 17.5% (reduced from 20% payable pursuant to the Original Investment Advisory Agreement) of all remaining pre-incentive fee net investment income for that calendar quarter.

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.5% (reduced from 20% payable pursuant to the Original Investment Advisory Agreement) of cumulative realized capital gains from the date on which the Exchange Listing becomes effective (the “Listing Date”) to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

There was no incentive fee for the years ended December 31, 2018, 2017 and 2016.

Affiliated Transactions

The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. The Company, the Adviser and certain of their affiliates have been granted exemptive relief by the SEC for the Company to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, the Company generally is permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. The Adviser is under common control with Owl Rock Technology Advisors LLC (“ORTA”) and Owl Rock Capital Private Fund Advisors LLC (“ORCPFA”), which are also investment advisers and indirect subsidiaries of Owl Rock Capital Partners. The Adviser, ORTA, ORCPFA and Owl Rock Capital Partners are referred to, collectively, as “Owl Rock.” Owl Rock’s investment allocation policy seeks to ensure equitable allocation of investment opportunities between the Company, Owl Rock Capital Corporation II, a BDC advised by the Adviser, Owl Rock Technology Finance Corp., a BDC advised by ORTA, and/or other funds managed by the Adviser or its affiliates. As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

License Agreement

The Company has entered into a license agreement (the “License Agreement”), pursuant to which an affiliate of Owl Rock Capital Partners LP has granted the Company a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, the Company has a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains the Company’s investment adviser. Other than with respect to this limited license, the Company will have no legal right to the “Owl Rock” name or logo.

Note 4. Investments

Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, “non-affiliated investments” are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the accompanying consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled non-affiliated, non-controlled affiliated or controlled affiliated investments.

Investments at fair value and amortized cost consisted of the following as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$4,566,573	$4,554,835	$1,640,301	$1,652,021
Second-lien senior secured debt investments	1,119,507	1,109,366	664,825	669,376
Unsecured debt investments	23,000	22,183	—	—
Equity investments	11,215	11,063	2,760	2,760
Investment funds and vehicles(1)	91,138	86,622	65,028	65,599

Total Investments	$5,811,433	$5,784,069	$2,372,914	$2,389,756

(1)	Includes equity investment in Sebago Lake. See below, within Note 4, for more information regarding Sebago Lake.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The industry composition of investments based on fair value as of December 31, 2018 and 2017 was as follows:

	December 31, 2018	December 31, 2017
Advertising and media	4.2%	3.3%
Aerospace and defense	—	2.1
Automotive	2.6	—
Buildings and real estate	5.2	5.2
Business services	7.6	8.8
Chemicals	1.7	—
Consumer products	1.8	4.7
Containers and packaging	0.7	2.3
Distribution	10.6	13.3
Education	3.0	—
Energy equipment and services	1.6	6.1
Financial services	1.9	3.6
Food and beverage	8.4	5.5
Healthcare providers and services	6.5	7.6
Healthcare technology	0.7	—
Household products	0.9	3.0
Human resource support services	—	1.9
Infrastructure and environmental services	3.4	3.1
Insurance	0.6	1.4
Internet software and services	9.5	7.4
Investment funds and vehicles (1)	1.5	2.7
Leisure and entertainment	3.8	7.6
Manufacturing	1.8	3.3
Oil and gas	4.9	1.6
Professional services	11.4	2.4
Specialty retail	2.8	1.6
Telecommunications	0.6	—
Transportation	2.3	1.5

Total	100.0%	100.0%

(1)	Includes equity investment in Sebago Lake. See below, within Note 4, for more information regarding Sebago Lake.

The geographic composition of investments based on fair value as of December 31, 2018 and 2017 was as follows:

	December 31, 2018	December 31, 2017
United States:
Midwest	17.3%	16.9%
Northeast	22.0	15.7
South	36.7	42.1
West	20.1	17.9
Belgium	1.6	2.5
Canada	0.9	3.3
United Kingdom	1.4	1.6

Total	100.0%	100.0%

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake LLC

Sebago Lake, a Delaware limited liability company, was formed as a joint venture between the Company and The Regents of the University of California (“Regents”) and commenced operations on June 20, 2017. Sebago Lake’s principal purpose is to make investments, primarily in senior secured loans that are made to middle-market companies or in broadly syndicated loans. Both the Company and Regents (the “Members”) have a 50% economic ownership in Sebago Lake. Except under certain circumstances, contributions to Sebago Lake cannot be redeemed. Each of the Members initially agreed to contribute up to $100 million to Sebago Lake. On July 26, 2018, each of the Members increased their contribution to Sebago Lake up to an aggregate of $125 million. As of December 31, 2018, each Member has funded $91.1 million of their $125 million commitments. Sebago Lake is managed by the Members, each of which have equal voting rights. Investment decisions must be approved by each of the Members.

The Company has determined that Sebago Lake is an investment company under ASC 946; however, in accordance with such guidance, the Company will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company does not consolidate its non-controlling interest in Sebago Lake.

During the year ended December 31, 2018, we acquired one investment from Sebago Lake at fair market value. The transaction generated a gain of $0.1 million for Sebago Lake. During the period ended December 31, 2017, we sold our investment in three portfolio companies at fair market value to Sebago Lake generating a realized gain of $0.5 million.

As of December 31, 2018 and 2017, Sebago Lake had total investments in senior secured debt at fair value of $531.5 million and $330.0 million, respectively. The determination of fair value is in accordance with ASC 820; however, such fair value is not included in the Board’s valuation process described herein. The following table is a summary of Sebago Lake’s portfolio as well as a listing of the portfolio investments in Sebago Lake’s portfolio as of December 31, 2018 and 2017:

($ in thousands)	December 31, 2018	December 31, 2017
Total senior secured debt investments(1)	$545,553	$332,499
Weighted average spread over LIBOR(1)	4.66%	4.71%
Number of portfolio companies	16	12
Largest funded investment to a single borrower(1)	$49,768	$46,646

(1)	At par.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake’s Portfolio as of December 31, 2018

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Debt Investments
Aerospace and defense
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(8)	First lien senior secured loan	L + 5.50%	12/21/2023	$35,547	$34,936	$34,765	20.1%
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(11)(12)(14)	First lien senior secured revolving loan	L + 5.50%	12/21/2022	—	(48)	(66)	—%
Space Exploration Technologies Corp.(6)	First lien senior secured loan	L + 4.25%	11/21/2025	25,000	24,751	24,750	14.3%

				60,547	59,639	59,449	34.4%
Education
SSH Group Holdings, Inc. (dba Stratford School)(8)	First lien senior secured loan	L + 4.25%	7/30/2025	34,913	34,812	34,383	19.8%
Food and beverage
DecoPac, Inc.(8)	First lien senior secured loan	L + 4.25%	9/30/2024	21,161	21,074	20,949	12.1%
DecoPac, Inc.(11)(12)(14)	First lien senior secured revolving loan	L + 4.25%	9/29/2023	—	(14)	(32)	—%
FQSR, LLC (dba KBP Investments)(8)	First lien senior secured loan	L + 5.50%	5/14/2023	24,756	24,426	24,202	14.0%
FQSR, LLC (dba KBP Investments)(8)(11)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	5/14/2020	3,305	3,224	3,168	1.8%
Give & Go Prepared Foods Corp.(8)	First lien senior secured loan	L + 4.25%	7/29/2023	24,688	24,638	21,725	12.5%
Sovos Brands Intermediate, Inc.(8)	First lien senior secured loan	L + 5.00%	7/20/2025	45,000	44,556	44,550	25.7%

				118,910	117,904	114,562	66.1%
Healthcare equipment and services
Beaver-Visitec International Holdings, Inc.(7)	First lien senior secured loan	L + 4.00%	8/19/2023	40,019	39,835	39,659	22.9%
Cadence, Inc.(6)	First lien senior secured loan	L + 4.50%	5/21/2025	24,599	24,034	23,418	13.5%
Cadence, Inc.(11)(12)(14)	First lien senior secured revolving loan	L + 4.50%	5/21/2025	—	(161)	(301)	(0.2)%

				64,618	63,708	62,776	36.2%
Infrastructure and environmental services
CHA Holding, Inc.(8)	First lien senior secured loan	L + 4.50%	4/10/2025	24,875	24,772	24,601	14.2%
CHA Holding, Inc.(11)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 4.50%	10/10/2019	—	(24)	(60)	—%

				24,875	24,748	24,541	14.2%
Insurance
Integro Parent Inc.(8)	First lien senior secured loan	L + 5.75%	10/28/2022	44,655	44,456	43,749	25.3%
Integro Parent Inc.(8)(11)(14)	First lien senior secured revolving loan	L + 4.50%	10/30/2021	1,830	1,805	1,728	1.0%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)	First lien senior secured loan	L + 4.25%	3/29/2025	34,822	34,095	33,608	19.3%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(9)(11)(14)	First lien senior secured revolving loan	P + 3.25%	3/29/2023	1,250	1,091	1,019	0.6%

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake’s Portfolio as of December 31, 2018

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)(11)(13)	First lien senior secured delayed draw term loan	L + 4.25%	3/29/2020	6,147	5,953	5,843	3.4%
Worley Claims Services, LLC(7)	First lien senior secured loan	L + 5.50%	8/7/2022	29,568	29,323	29,273	16.9%
Worley Claims Services, LLC(11)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	2/7/2019	—	(28)	—	—%

				118,272	116,695	115,220	66.5%
Internet software and services
DigiCert, Inc.(6)(10)	First lien senior secured loan	L + 4.00%	10/31/2024	49,768	49,505	48,623	28.1%
Manufacturing
ACProducts, Inc.(8)	First lien senior secured loan	L + 4.75%	1/3/2022	48,750	48,320	47,726	27.5%
Transportation
Uber Technologies, Inc.(6)(10)	First lien senior secured loan	L + 4.00%	4/4/2025	24,900	24,745	24,235	14.0%

Total Debt Investments				$545,553	$540,076	$531,515	306.8%

Total Investments				$545,553	$540,076	$531,515	306.8%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, Sebago Lake’s investments are pledged as collateral supporting the amounts outstanding under Sebago Lake’s credit facility.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)	Unless otherwise indicated, all investments are considered Level 3 investments.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2018 was 2.50%.
(7)	The interest rate on these loans is subject to 2 month LIBOR, which as of December 31, 2018 was 2.61%.
(8)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2018 was 2.81%.
(9)	The interest rate on these loans is subject to Prime, which as of December 31, 2018 was 5.50%.
(10)	Level 2 investment.
(11)	Position or portion thereof is an unfunded loan commitment.
(12)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(13)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(14)	Investment is not pledged as collateral under Sebago Lake’s credit facility.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake’s Portfolio as of December 31, 2017

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Debt Investments
Aerospace and defense
AC&A Enterprises Holdings, LLC(8)	First lien senior secured loan	L + 5.50%	12/21/2023	$31,695	$31,062	$31,061	23.7%
AC&A Enterprises Holdings, LLC(9)(10)(12)	First lien senior secured delayed draw term loan	L + 5.50%	12/21/2023	—	(42)	(42)	—%
AC&A Enterprises Holdings, LLC(9)(10)(12)	First lien senior secured revolving loan	L + 5.50%	12/21/2022	—	(60)	(60)	—%

				31,695	30,960	30,959	23.7%
Distribution
FCX Holdings Corp.(6)	First lien senior secured loan	L + 4.25%	8/4/2020	26,626	26,501	26,493	20.2%
Sierra Acquisition, Inc(6)(13)	First lien senior secured loan	L + 4.25%	11/10/2024	20,000	19,912	20,160	15.4%

				46,626	46,413	46,653	35.6%
Education
SSH Group Holdings, Inc.(7)	First lien senior secured loan	L + 5.00%	10/2/2024	17,500	17,331	17,325	13.2%
Food and beverage
DecoPac, Inc.(7)	First lien senior secured loan	L + 4.25%	9/30/2024	21,214	21,116	21,108	16.1%
DecoPac, Inc.(7)(9)(12)	First lien senior secured revolving loan	L + 4.25%	9/29/2023	1,143	1,126	1,125	0.9%
Give & Go Prepared Foods Corp.(7)	First lien senior secured loan	L + 4.25%	7/29/2023	24,938	24,878	24,875	19.0%
Sovos Brands Intermediate, Inc.(7)	First lien senior secured loan	L + 4.50%	7/18/2024	43,135	41,899	41,927	32.0%
Sovos Brands Intermediate, Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.50%	7/18/2022	—	(127)	(122)	(0.1)%

				90,430	88,892	88,913	67.9%
Healthcare equipment and services
Beaver-Visitec International Holdings, Inc.(7)	First lien senior secured loan	L + 5.00%	8/21/2023	46,646	46,201	46,179	35.2%
Covenant Surgical Partners, Inc.(7)	First lien senior secured loan	L + 4.75%	10/4/2024	23,077	23,023	23,021	17.5%
Covenant Surgical Partners, Inc.(7)(9)(12)	First lien senior secured delayed draw term loan	L + 4.75%	10/4/2024	1,277	1,260	1,260	1.0%

				71,000	70,484	70,460	53.7%
Insurance
Worley Claims Services, LLC(6)	First lien senior secured loan	L + 5.50%	8/7/2022	17,248	17,098	17,095	13.0%
Worley Claims Services, LLC(9)(10)(11)(12)	First lien senior secured delayed draw term loan	L + 5.50%	2/7/2019	—	(35)	(38)	—%

				17,248	17,063	17,057	13.0%
Internet software and services
DigiCert, Inc.(7)(13)	First lien senior secured loan	L + 4.75%	10/31/2024	43,000	42,799	43,516	33.2%

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake’s Portfolio as of December 31, 2017

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Manufacturing
Blount International, Inc.(6)	First lien senior secured loan	L + 4.25%	4/12/2023	15,000	14,964	15,165	11.3%

Total Debt Investments				$332,499	$328,906	$330,048	251.6%

Total Investments				$332,499	$328,906	$330,048	251.6%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, Sebago Lake’s investments are pledged as collateral supporting the amounts outstanding under Sebago Lake’s credit facility.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)	Unless otherwise indicated, all investments are considered Level 3 investments.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2017 was 1.56%.
(7)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2017 was 1.69%.
(8)	The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2017 was 1.84%.
(9)	Position or portion thereof is an unfunded loan commitment.
(10)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(11)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(12)	Investment is not pledged as collateral under Sebago Lake’s credit facility.
(13)	Level 2 investment.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake’s Portfolio as of December 31, 2017

($ in thousands)

Below is selected balance sheet information for Sebago Lake as of December 31, 2018 and 2017:

	As of December 31,
($ in thousands)	2018	2017
Assets
Investments at fair value (amortized cost of $540,076 and $328,906, respectively)	$531,515	$330,048
Cash	13,487	7,519
Interest receivable	1,925	1,300
Prepaid expenses and other assets	455	71

Total Assets	$547,382	$338,938

Liabilities
Debt (net of unamortized debt issuance costs of $5,368 and $4,330, respectively)	$356,611	$201,419
Loan origination and structuring fees payable	4,871	3,378
Distributions payable	6,460	250
Accrued expenses and other liabilities	6,196	2,692

Total Liabilities	374,138	207,739

Members’ Equity
Members’ Equity	173,244	131,199

Members’ Equity	173,244	131,199

Total Liabilities and Members’ Equity	$547,382	$338,938

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Sebago Lake’s Portfolio as of December 31, 2017

($ in thousands)

Below is selected statement of operations information for Sebago Lake for the years ended December 31, 2018 and 2017:

	Years Ended December 31,
($ in thousands)	2018	2017	(1)

Investment Income
Interest income	$37,760	$6,755
Other income	671	84

Total Investment Income	38,431	6,839

Expenses
Initial organization	—	108
Loan origination and structuring fee	4,871	3,378
Interest expense	16,228	2,716
Professional fees	821	387

Total Expenses	21,920	6,589

Net Investment Income Before Taxes	16,511	250

Taxes	285	—

Net Investment Income After Taxes	$16,226	$250

Net Realized and Unrealized Gain (Loss) on Investments
Net Unrealized Gain (Loss) on Investments	(9,703)	1,142
Net Realized Gain (Loss) on Investments	61	—

Total Net Realized and Unrealized Gain (Loss) on Investments	(9,642)	1,142

Net Increase in Members’ Equity Resulting from Operations	$6,584	$1,392

(1)	Sebago Lake commenced operations on June 20, 2017.

Loan Origination and Structuring Fees

If the loan origination and structuring fees earned by Sebago Lake during a fiscal year exceed Sebago Lake’s expenses and other obligations (excluding financing costs), such excess is allocated to the Member(s) responsible for the origination of the loans pro rata in accordance with the total loan origination and structuring fees earned by Sebago Lake with respect to the loans originated by such Member; provided, that in no event will the amount allocated to a Member exceed 1% of the par value of the loans originated by such Member in any fiscal year. The loan origination and structuring fee is accrued quarterly and included in other income from controlled, affiliated investments on the Company’s Consolidated Statements of Operations and paid annually. For the years ended December 31, 2018 and 2017, we accrued income based on loan origination and structuring fees of $4.9 million and $3.4 million, respectively. Subsequent to December 31, 2018, the Members agreed to amend the terms of Sebago Lake’s operating agreement to eliminate the allocation of excess loan origination and structuring fees to the Members.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Note 5. Fair Value of Investments

Investments

The following tables present the fair value hierarchy of investments as of December 31, 2018 and 2017:

	Fair Value Hierarchy as of December 31, 2018
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$—	$4,554,835	$4,554,835
Second-lien senior secured debt investments	—	34,493	1,074,873	1,109,366
Unsecured debt investments	—	22,183	—	22,183
Equity investments	—	—	11,063	11,063

Subtotal	$—	$56,676	$5,640,771	$5,697,447

Investments measured at NAV(1)	—	—	—	86,622

Total Investments at fair value	$—	$56,676	$5,640,771	$5,784,069

(1)	Includes equity investment in Sebago Lake.

	Fair Value Hierarchy as of December 31, 2017
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$39,830	$1,612,191	$1,652,021
Second-lien senior secured debt investments	—	35,497	633,879	669,376
Equity investments	—	—	2,760	2,760

Subtotal	$—	$75,327	$2,248,830	$2,324,157

Investments measured at NAV(1)	—	—	—	65,599

Total Investments at fair value	$—	$75,327	$2,248,830	$2,389,756

(1)	Includes equity investment in Sebago Lake.

The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value as of and for the years ended December 31, 2018, 2017 and 2016:

	As of and for the Year Ended December 31, 2018
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Equity investments	Total
Fair value, beginning of period	$1,612,191	$633,879	$2,760	$2,248,830
Purchases of investments, net(1)	3,833,177	808,290	11,215	4,652,682
Proceeds from investments, net	(885,745)	(355,242)	(6,737)	(1,247,724)
Net change in unrealized gain (loss)	(22,904)	(13,654)	(152)	(36,710)
Net realized gains (losses)	208	(3,951)	3,977	234
Net amortization of discount on investments	17,908	5,551	—	23,459
Transfers into (out of) Level 3(2)	—	—	—	—

Fair value, end of period	$4,554,835	$1,074,873	$11,063	$5,640,771

(1)	Purchases may include payment-in-kind (“PIK”).
(2)	Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

	As of and for the Year Ended December 31, 2017
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Equity investments	Total
Fair value, beginning of period	$574,776	$357,230	$—	$932,006
Purchases of investments, net(1)	1,339,447	501,174	2,760	1,843,381
Proceeds from investments, net	(313,723)	(228,690)	—	(542,413)
Net change in unrealized gain (loss)	7,201	818	—	8,019
Net realized gains (losses)	496	243	—	739
Net amortization of discount on investments	3,994	3,104	—	7,098
Transfers into (out of) Level 3(2)	—	—	—	—

Fair value, end of period	$1,612,191	$633,879	$2,760	$2,248,830

(1)	Purchases may include payment-in-kind (“PIK”).
(2)	Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur.

	As of and for the Year Ended December 31, 2016
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Equity investments	Total
Fair value, beginning of period	$—	$—	$—	$—
Purchases of investments, net(1)	638,237	437,944	—	1,076,181
Proceeds from investments, net	(67,968)	(83,950)	—	(151,918)
Net change in unrealized gain (loss)	3,970	2,941	—	6,911
Net realized gains (losses)	—	—	—	—
Net amortization of discount on investments	537	295	—	832
Transfers into (out of) Level 3(2)	—	—	—	—

Fair value, end of period	$574,776	$357,230	$—	$932,006

(1)	Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur.

The following tables present information with respect to net change in unrealized gains on investments for which Level 3 inputs were used in determining the fair value that are still held by the Company for the years ended December 31, 2018, 2017 and 2016:

($ in thousands)	Net change in unrealized gain (loss) for the Year Ended December 31, 2018 on Investments Held at December 31, 2018	Net change in unrealized gain (loss) for the Year Ended December 31, 2017 on Investments Held at December 31, 2017	Net change in unrealized gain (loss) for the Year Ended December 31, 2016 on Investments Held at December 31, 2016
First-lien senior secured debt investments	$(18,635)	$7,882	$3,970
Second-lien senior secured debt investments	(12,033)	2,247	2,941
Unsecured debt investments	—	—	—
Equity investments	(152)	—	—

Total Investments	$(30,820)	$10,129	$6,911

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2018 and 2017. The tables are not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

	As of December 31, 2018
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments(1)	$3,719,125	Yield Analysis	Market Yield	6.4%-13.9% (10.4%)	Decrease
	712,109	Recent Transaction	Transaction Price	97.5%-99.0% (98.7%)	Increase
Second-lien senior secured debt investments	$1,074,873	Yield Analysis	Market Yield	10.7%-19.5% (12.1%)	Decrease
Equity Investments	$188	Market Approach	EBITDA Multiple	7.25x	Increase
	10,875	Recent Transaction	Transaction Price	1.0	Increase

(1)	Excludes investments with an aggregate fair value amounting to $123,601, which the Company valued using indicative bid prices obtained from brokers.

	As of December 31, 2017
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments	$1,431,179	Yield Analysis	Market Yield	6.4%-10.9% (9.4%)	Decrease
	181,012	Recent Transaction	Transaction Price	93.0-98.0 (96.2)	Increase
Second-lien senior secured debt investments	$456,229	Yield Analysis	Market Yield	10.9%-16.6% (12.2%)	Decrease
	177,650	Recent Transaction	Transaction Price	98.0-99.0 (98.7)	Increase
Equity Investments	$2,760	Recent Transaction	Transaction Price	1.0	Increase

The Company typically determines the fair value of its performing Level 3 debt investments utilizing a yield analysis. In a yield analysis, a price is ascribed for each investment based upon an assessment of current and expected market yields for similar investments and risk profiles. Additional consideration is given to the expected life, portfolio company performance since close, and other terms and risks associated with an investment. Among other factors, a determinant of risk is the amount of leverage used by the portfolio company relative to its total enterprise value, and the rights and remedies of the Company’s investment within the portfolio company’s capital structure.

Significant unobservable quantitative inputs typically used in the fair value measurement of the Company’s Level 3 debt investments primarily include current market yields, including relevant market indices, but may also include quotes from brokers, dealers, and pricing services as indicated by comparable investments. For the Company’s Level 3 equity investments, a market approach, based on comparable publicly-traded company and

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

comparable market transaction multiples of revenues, earnings before income taxes, depreciation and amortization (“EBITDA”) or some combination thereof and comparable market transactions typically would be used.

Financial Instruments Not Carried at Fair Value

The fair value of the Company’s credit facilities, which are categorized as Level 3 within the fair value hierarchy as of December 31, 2018 and December 31, 2017, approximates their carrying value. Additionally, the carrying amounts of the Company’s assets and liabilities, other than investments at fair value, approximate fair value due to their short maturities.

Note 6. Debt

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% (or 150% if certain conditions are met) after such borrowing. As of December 31, 2018 and December 31, 2017, the Company’s asset coverage was 225% and 258%, respectively.

Debt obligations consisted of the following as of December 31, 2018 and 2017:

	December 31, 2018
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$883,000	$4,487	$881,795
Revolving Credit Facility(4)	600,000	308,643	291,357	304,229
SPV Asset Facility I	400,000	400,000	—	396,352
SPV Asset Facility II	550,000	550,000	—	543,713
SPV Asset Facility III	500,000	300,000	200,000	294,995
2023 Notes(5)	150,000	150,000	—	146,633

Total Debt	$3,100,000	$2,591,643	$495,844	$2,567,717

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $1.2 million, $4.4 million, $3.6 million, $6.3 million, $5.0 million and $1.8 million, respectively.

(3)	The amount available is reduced by $12.5 million of outstanding letters of credit.
(4)	Excludes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.
(5)	Inclusive of change in fair value of effective hedge.

	December 31, 2017
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$393,500	$502,711	$390,415
Revolving Credit Facility	400,000	—	400,000	(3,044)
SPV Asset Facility I	400,000	400,000	—	395,463
2023 Notes(4)	150,000	138,500	11,500	136,598

Total Debt	$1,850,000	$932,000	$914,211	$919,432

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $3.1 million, $3.0 million, $4.6 million, and $1.9 million, respectively.

(3)	The amount available is reduced by $3.8 million of outstanding letters of credit.
(4)	Amounts available were issued January 30, 2018.

For the years ended December 31, 2018, 2017 and 2016, the components of interest expense were as follows:

	For the Years Ended December 31,
($ in thousands)	2018	2017	2016
Interest expense	$71,441	$21,964	$2,342
Amortization of debt issuance costs	5,333	2,616	416

Total Interest Expense	$76,774	$24,580	$2,758

Average interest rate	4.27%	2.85%	2.31%
Average daily borrowings	$1,649,191	$688,321	$222,810

Subscription Credit Facility

On August 1, 2016, the Company entered into a subscription credit facility (as amended, the “Subscription Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent (the “Administrative Agent”) and letter of credit issuer, and Wells Fargo, State Street Bank and Trust Company and the banks and financial institutions from time to time party thereto, as lenders.

The Subscription Credit Facility permitted the Company to borrow up to $250 million, subject to availability under the “Borrowing Base”. The Borrowing Base is calculated based on the unused Capital Commitments of the investors meeting various eligibility requirements above certain concentration limits based on investors’ credit ratings. The Original Subscription Credit Facility also included a provision permitting the Company to increase the size of the facility on or before August 1, 2017 up to a maximum principal amount not exceeding $500 million, subject to customary conditions, and included a further provision permitting the Company to increase the size of the facility under certain circumstances up to a maximum principal amount not exceeding $750 million, if the existing or new lenders agreed to commit to such further increase.

On September 14, 2016, the Company increased the size of the facility to a total of $300 million. On September 26, 2016, the Company increased the size of the facility to a total of $500 million. On January 4, 2017, the Company increased the size of the facility to a total of $575 million. On March 13, 2017, the Company increased the size of the facility to a total of $700 million.

On November 2, 2017, the Company amended the Subscription Credit Facility pursuant to a first amendment to revolving credit agreement, which, among other things: (i) increased the size of the facility to a total of $750 million and (ii) amended the accordion feature to permit the Company to increase the commitments under the Subscription Credit Facility under certain circumstances up to a maximum principal amount of $900 million, if the existing or new lenders agreed to commit to such further increase. On November 2, 2017, the Company temporarily increased the size of the facility to $850 million. On December 1, 2017, the Company increased the size of the Subscription Credit Facility to a total of $900 million.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Borrowings under the Subscription Credit Facility bear interest, at the Company’s election at the time of drawdown, at a rate per annum equal to (i) in the case of LIBOR rate loans, an adjusted LIBOR rate for the applicable interest period plus 1.60% or (ii) in the case of reference rate loans, the greatest of (A) a prime rate plus 0.60%, (B) the federal funds rate plus 1.10%, and (C) one-month LIBOR plus 1.60%. Loans may be converted from one rate to another at any time at the Company’s election, subject to certain conditions. The Company also will pay an unused commitment fee of 0.25% per annum on the unused commitments.

The Subscription Credit Facility will mature upon the earliest of (i) the date three (3) years from August 1, 2016; (ii) the date upon which the Administrative Agent declares the obligations under the Credit Facility due and payable after the occurrence of an event of default; (iii) forty-five (45) days prior to the scheduled termination of the commitment period under the Company’s Subscription Agreements (as defined below); (iv) forty-five (45) days prior to the date of any listing of the Company’s common stock on a national securities exchange; (v) the termination of the commitment period under the Company’s Subscription Agreements (if earlier than the scheduled date); and (vi) the date the Company terminates the commitments pursuant to the Subscription Credit Facility.

The Subscription Credit Facility is secured by a perfected first priority security interest in the Company’s right, title, and interest in and to the capital commitments of the Company’s private investors, including the Company’s right to make capital calls, receive and apply capital contributions, enforce remedies and claims related thereto together with capital call proceeds and related rights, and a pledge of the collateral account into which capital call proceeds are deposited.

The Subscription Credit Facility contains customary covenants, including certain limitations on the incurrence by the Company of additional indebtedness and on the Company’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events, and customary events of default (with customary cure and notice provisions).

Transfers of interests in the Company by shareholders must comply with certain sections of the Subscription Credit Facility and the Company shall notify the Administrative Agent before such transfers take place. Such transfers may trigger mandatory prepayment obligations.

Revolving Credit Facility

On February 1, 2017, the Company entered into a senior secured revolving credit agreement (the “Original Revolving Credit Facility”). On June 21, 2018, the Company amended the Senior Secured Revolving Credit Agreement (the “Amendment,” and the Original Revolving Credit Facility as amended by that certain First Amendment to Senior Secured Revolving Credit Agreement, dated as of July 17, 2017, the First Omnibus Amendment to Senior Secured Revolving Credit Agreement and Guarantee and Security Agreement, dated as of March 29, 2018 and the Amendment, the “Revolving Credit Facility”). The parties to the Revolving Credit Facility include the Company, as Borrower, the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”) and SunTrust Robinson Humphrey, Inc. and ING Capital LLC as Joint Lead Arrangers and Joint Book Runners, SunTrust Bank as Administrative Agent and ING Capital LLC as Syndication Agent.

The Revolving Credit Facility is guaranteed by OR Lending LLC, a subsidiary of the Company, and will be guaranteed by certain domestic subsidiaries of the Company that are formed or acquired by the Company in the future (collectively, the “Guarantors”). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including the funding of portfolio investments.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The maximum principal amount of the Revolving Credit Facility is $600 million (increased from $590 million on June 21, 2018), subject to availability under the borrowing base, which is based on the Company’s portfolio investments and other outstanding indebtedness. Maximum capacity under the Revolving Credit Facility may be increased to $1.25 billion (increased from $750 million pursuant to the First Omnibus Amendment to the Revolving Credit Facility) through the exercise by the Borrower of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The Revolving Credit Facility includes a $50 million limit for swingline loans and is secured by a perfected first-priority interest in substantially all of the portfolio investments held by the Company and each Guarantor, subject to certain exceptions.

The availability period under the Revolving Credit Facility will terminate on March 29, 2022 (“Revolving Credit Facility Commitment Termination Date”) and the Revolving Credit Facility will mature on March 29, 2023 (“Revolving Credit Facility Maturity Date”). During the period from the Revolving Credit Facility Commitment Termination Date to the Revolving Credit Facility Maturity Date, the Company will be obligated to make mandatory prepayments under the Revolving Credit Facility out of the proceeds of certain asset sales and other recovery events and equity and debt issuances.

The Company may borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Revolving Credit Facility will bear interest at either LIBOR plus 2.00% (decreased from 2.25% pursuant to the Amendment), or the prime rate plus 1.00% (decreased from 1.25% pursuant to the Amendment). The Company may elect either the LIBOR or prime rate at the time of drawdown, and loans may be converted from one rate to another at any time at the Company’s option, subject to certain conditions. The Company also pays a fee of 0.375% on undrawn amounts under the Revolving Credit Facility.

The Revolving Credit Facility includes customary covenants, including certain limitations on the incurrence by the Company of additional indebtedness and on the Company’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.

SPV Asset Facilities

SPV Asset Facility I

On December 21, 2017 (the “SPV Asset Facility I Closing Date”), ORCC Financing LLC (“ORCC Financing”), a Delaware limited liability company and subsidiary of the Company, entered into a Loan and Servicing Agreement (as amended, the “SPV Asset Facility I”), with ORCC Financing as Borrower, the Company as Transferor and Servicer, the lenders from time to time parties thereto (the “SPV Lenders”), Morgan Stanley Asset Funding Inc. as Administrative Agent, State Street Bank and Trust Company as Collateral Agent and Cortland Capital Market Services LLC as Collateral Custodian.

From time to time, the Company sells and contributes certain investments to ORCC Financing pursuant to a Sale and Contribution Agreement by and between the Company and ORCC Financing. No gain or loss is recognized as a result of the contribution. Proceeds from the SPV Asset Facility I are used to finance the origination and acquisition of eligible assets by ORCC Financing, including the purchase of such assets from the Company. The Company retains a residual interest in assets contributed to or acquired by ORCC Financing through our ownership of ORCC Financing. The maximum principal amount of the SPV Asset Facility I is $400 million; the availability of this amount is subject to a borrowing base test, which is based on the value of ORCC Financing’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The SPV Asset Facility I provides for the ability to draw and redraw amounts under the SPV Asset Facility I for a period of up to three years after the SPV Asset Facility I Closing Date (the “SPV Asset Facility I Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility I will mature on December 21, 2022 (the “SPV Asset Facility I Maturity Date”). Prior to the SPV Asset Facility I Maturity Date, proceeds received by ORCC Financing from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. On the SPV Asset Facility I Maturity Date, ORCC Financing must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company.

Amounts drawn will bear interest at LIBOR plus a spread of 2.25% until the six-month anniversary of the SPV Asset Facility I Closing Date, increasing to 2.50% thereafter, until the SPV Asset Facility I Commitment Termination Date. After the SPV Asset Facility I Commitment Termination Date, amounts drawn will bear interest at LIBOR plus a spread of 2.75%, increasing to 3.00% on the first anniversary of the SPV Asset Facility I Commitment Termination Date. After a ramp-up period, there is an unused fee of 0.75% per annum on the amount, if any, by which the undrawn amount under the SPV Asset Facility I exceeds 25% of the maximum principal amount of the SPV Asset Facility I. The SPV Asset Facility I contains customary covenants, including certain financial maintenance covenants, limitations on the activities of ORCC Financing, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility I is secured by a perfected first priority security interest in the assets of ORCC Financing and on any payments received by ORCC Financing in respect of those assets. Assets pledged to the SPV Lenders will not be available to pay the debts of the Company.

SPV Asset Facility II

On May 22, 2018 (the “SPV Asset Facility II Closing Date”), ORCC Financing II LLC (“ORCC Financing II”), a Delaware limited liability company and subsidiary of the Company, entered into a Credit Agreement (as amended, the “SPV Asset Facility II”), with ORCC Financing II, as Borrower, the lenders from time to time parties thereto (the “SPV Asset Facility II Lenders”), Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian. On October 10, 2018 (the “SPV Asset Facility II Amendment Date”), the parties to the SPV Asset Facility II and new lenders amended the SPV Asset Facility II to increase the maximum principal amount of the SPV Asset Facility II to $550 million, extend the period of availability of the term and revolving loans under the SPV Asset Facility II and the stated maturity of the SPV Asset Facility II.

From time to time, the Company sells and contributes certain investments to ORCC Financing II pursuant to a sale and contribution agreement by and between the Company and ORCC Financing II. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility II will be used to finance the origination and acquisition of eligible assets by ORCC Financing II, including the purchase of such assets from the Company. The Company retains a residual interest in assets contributed to or acquired by ORCC Financing II through the Company’s ownership of ORCC Financing II. The maximum principal amount of the SPV Asset Facility II increased from $250 million to $550 million; the availability of this amount is subject to an overcollateralization ratio test, which is based on the value of ORCC Financing II’s assets from time to time, and satisfaction of certain conditions, including an interest coverage ratio test, certain concentration limits and collateral quality tests.

The SPV Asset Facility II provides for the ability to (1) draw term loans and (2) draw and redraw revolving loans under the SPV Asset Facility II for a period of up to two years after the SPV Asset Facility II Amendment

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Date unless the revolving commitments are terminated or converted to term loans sooner as provided in the SPV Asset Facility II (the “SPV Asset Facility II Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility II will mature on October 10, 2026 (the “Stated Maturity”). Prior to the Stated Maturity, proceeds received by ORCC Financing II from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. On the Stated Maturity, ORCC Financing II must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company.

Amounts drawn bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of their cost of funds and LIBOR plus 0.25%) plus a spread of 2.25% increasing to 2.50% following the six-month anniversary of the SPV Asset Facility II Closing Date. From the SPV Asset Facility II Closing Date to the SPV Asset Facility II Commitment Termination Date, there is a commitment fee ranging from 0.50% to 1.00% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility II. The SPV Asset Facility II contains customary covenants, including certain financial maintenance covenants, limitations on the activities of ORCC Financing II, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility II is secured by a perfected first priority security interest in the assets of ORCC Financing II and on any payments received by ORCC Financing II in respect of those assets. Assets pledged to the SPV Asset Facility II Lenders will not be available to pay the debts of the Company.

SPV Asset Facility III

On December 14, 2018 (the “SPV Asset Facility III Closing Date”), ORCC Financing III LLC (“ORCC Financing III”), a Delaware limited liability company and newly formed subsidiary of the Company, entered into a Loan Financing and Servicing Agreement (the “SPV Asset Facility III”), with ORCC Financing III, as borrower, the Company, as equityholder and services provider, the lenders from time to time parties thereto (the “SPV Lenders III”), Deutsche Bank AG, New York Branch, as Facility Agent, State Street Bank and Trust Company, as Collateral Agent and Cortland Capital Market Services LLC, as Collateral Custodian.

From time to time, the Company expects to sell and contribute certain loan assets to ORCC Financing III pursuant to a Sale and Contribution Agreement by and between the Company and ORCC Financing III. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility III will be used to finance the origination and acquisition of eligible assets by ORCC Financing III, including the purchase of such assets from the Company. We retain a residual interest in assets contributed to or acquired by ORCC Financing III through our ownership of ORCC Financing III. The maximum principal amount of the SPV Asset Facility III is $500 million; the availability of this amount is subject to a borrowing base test, which is based on the value of ORCC Financing III’s assets from time to time, and satisfaction of certain conditions, including interest spread and weighted average coupon tests, certain concentration limits and collateral quality tests.

The SPV Asset Facility III provides for the ability to borrow, reborrow, repay and prepay advances under the SPV Asset Facility III for a period of up to three years after the SPV Asset Facility III Closing Date unless such period is extended or accelerated under the terms of the SPV Asset Facility III (the “SPV Asset Facility III Revolving Period”). Unless otherwise extended, accelerated or terminated under the terms of the SPV Asset Facility III, the SPV Asset Facility III will mature on the date that is two years after the last day of the SPV Asset Facility III Revolving Period (the “SPV Asset Facility III Stated Maturity”). Prior to the SPV Asset Facility III Stated Maturity, proceeds received by ORCC Financing III from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding advances, and the excess may be returned to

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

the Company, subject to certain conditions. On the SPV Asset Facility III Stated Maturity, ORCC Financing III must pay in full all outstanding fees and expenses and all principal and interest on outstanding advances, and the excess may be returned to the Company.

Amounts drawn bear interest at LIBOR (or, in the case of certain SPV Lenders III that are commercial paper conduits, the lower of (a) their cost of funds and (b) LIBOR, such LIBOR not to be lower than zero) plus a spread equal to 2.20% per annum, which spread will increase (a) on and after the end of the SPV Asset Facility III Revolving Period by 0.15% per annum if no event of default has occurred and (b) by 2.00% per annum upon the occurrence of an event of default (such spread, the “Applicable Margin”). LIBOR may be replaced as a base rate under certain circumstances. During the Revolving Period, ORCC Financing III will pay an undrawn fee ranging from 0.25% to 0.50% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility III. During the Revolving Period, if the undrawn commitments are in excess of a certain portion (initially 50% and increasing to 75%) of the total commitments under the SPV Asset Facility III, ORCC Financing III will also pay a make-whole fee equal to the Applicable Margin multiplied by such excess undrawn commitment amount, reduced by the undrawn fee payable on such excess. The SPV Asset Facility III contains customary covenants, including certain financial maintenance covenants, limitations on the activities of ORCC Financing III, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility III is secured by a perfected first priority security interest in the assets of ORCC Financing III and on any payments received by ORCC Financing III in respect of those assets. Assets pledged to the SPV Asset Facility III Lenders will not be available to pay the debts of the Company.

Unsecured Notes

2023 Notes

On December 21, 2017, the Company entered into a Note Purchase Agreement governing the issuance of $150 million in aggregate principal amount of unsecured notes (the “2023 Notes”) to institutional investors in a private placement. The issuance of $138.5 million of the 2023 Notes occurred on December 21, 2017, and $11.5 million of the 2023 Notes were issued in January 2018. The 2023 Notes have a fixed interest rate of 4.75% and are due on June 21, 2023. Interest on the 2023 Notes will be due semiannually. This interest rate is subject to increase (up to a maximum interest rate of 5.50%) in the event that, subject to certain exceptions, the 2023 Notes cease to have an investment grade rating. The Company is obligated to offer to repay the 2023 Notes at par if certain change in control events occur. The 2023 Notes are general unsecured obligations of the Company that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

The Note Purchase Agreement for the 2023 Notes contains customary terms and conditions for unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of the Company’s status as a BDC within the meaning of the 1940 Act and a RIC under the Code, minimum shareholders equity, minimum asset coverage ratio and prohibitions on certain fundamental changes at the Company or any subsidiary guarantor, as well as customary events of default with customary cure and notice, including, without limitation, nonpayment, misrepresentation in a material respect, breach of covenant, cross-default under other indebtedness of the Company or certain significant subsidiaries, certain judgments and orders, and certain events of bankruptcy.

The 2023 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The 2023 Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act as applicable.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

In connection with the offering of the 2023 Notes, on December 21, 2017 the Company entered into an interest rate swap to continue to align the interest rates of its liabilities with its investment portfolio, which consists predominately of floating rate loans. The notional amount of the interest rate swap is $150 million. The Company will receive fixed rate interest semi-annually at 4.75% and pay variable rate interest monthly based on 1-month LIBOR plus 2.545%. The interest rate swap matures on December 21, 2021. For the year ended December 31, 2018, the Company made periodic payments totaling $6.8 million. Pursuant to ASC 815 Derivatives and Hedging, the interest expense related to the 2023 Notes is offset by the proceeds received from the interest rate swap. The swap adjusted interest expense is included as a component of interest expense on the Company’s Consolidated Statements of Operations. As of December 31, 2018, the interest rate swap had a fair value of $(1.6) million and is included as a component of accrued expenses and other liabilities on the Company’s Consolidated Statements of Assets and Liabilities. The change in fair value of the interest rate swap is equally offset by the change in fair value of the 2023 Notes.

Note 7. Commitments and Contingencies

Portfolio Company Commitments

From time to time, the Company may enter into commitments to fund investments. As of December 31, 2018 and 2017, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	Investment	December 31, 2018	December 31, 2017
($ in thousands)
Accela, Inc.	First lien senior secured revolving loan	$3,284	$4,245
AmSpec Services Inc.	First lien senior secured revolving loan	12,084	—
Aramsco, Inc.	First lien senior secured revolving loan	7,820	—
Associations, Inc.	First lien senior secured delayed draw term loan	37,226	—
Associations, Inc.	First lien senior secured revolving loan	11,543	—
Black Mountain Sand Eagle Ford LLC	First lien senior secured delayed draw term loan	40,500	—
Brigham Minerals, LLC	First lien senior secured delayed draw term loan	23,000	—
Brigham Minerals, LLC	First lien senior secured revolving loan	9,200	—
Carolina Beverage Group (fka Cold Spring Brewing Company)	First lien senior secured revolving loan	2,684	—
Cheese Acquisition, LLC	First lien senior secured delayed draw term loan	111,740	—
Cheese Acquisition, LLC	First lien senior secured revolving loan	16,364	—
CM7 Restaurant Holdings, LLC	First lien senior secured delayed draw term loan	7,155	—
CM7 Restaurant Holdings, LLC	First lien senior secured delayed draw term loan	2,003	—
Covenant Surgical Partners, Inc.	First lien senior secured delayed draw term loan	75,000	—
Discovery DJ Services, LLC (dba Discovery Midstream Partners)	First lien senior secured revolving loan	—	2,760
Discovery DJ Services, LLC (dba Discovery Midstream Partners)	First lien senior secured delayed draw term loan	—	30,359
Douglas Products and Packaging Company LLC	First lien senior secured revolving loan	9,083	—
Endries Acquisition, Inc.	First lien senior secured delayed draw term loan	62,550	—
Endries Acquisition, Inc.	First lien senior secured revolving loan	20,250	—
Galls, LLC	First lien senior secured revolving loan	11,444	—
Galls, LLC	First lien senior secured delayed draw term loan	31,718	—
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured delayed draw term loan	36,038	—
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured multi-draw term loan	18,019	7,782
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured revolving loan	10,386	1,946

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

Portfolio Company	Investment	December 31, 2018	December 31, 2017
($ in thousands)
Genesis Acquisition Co. (dba Procare Software)	First lien senior secured delayed draw term loan	4,745	—
Genesis Acquisition Co. (dba Procare Software)	First lien senior secured revolving loan	2,637	—
Gerson Lehrman Group, Inc.	First lien senior secured revolving loan	23,415	—
Hometown Food Company	First lien senior secured revolving loan	4,235	—
Ideal Tridon Holdings, Inc.	First lien senior secured revolving loan	1,254	3,857
IQN Holding Corp. (dba Beeline)	First lien senior secured revolving loan	15,532	—
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)	First lien senior secured revolving loan	7,800	—
Lightning Midco, LLC (dba Vector Solutions)	First lien senior secured delayed draw term loan	19,348	—
Lightning Midco, LLC (dba Vector Solutions)	First lien senior secured revolving loan	13,362	—
LineStar Integrity Services LLC	First lien senior secured delayed draw term loan	25,833	—
Lytx, Inc.	First lien senior secured revolving loan	2,033	2,013
Manna Development Group, LLC	First lien senior secured revolving loan	3,469	—
Mavis Tire Express Services Corp.	Second lien senior secured delayed draw term loan	23,456	—
Motus, LLC and Runzheimer International LLC	First lien senior secured revolving loan	5,481	—
NMI Acquisitionco, Inc. (dba Network Merchants)	First lien senior secured revolving loan	220	646
PetVet Care Centers, LLC	First lien senior secured delayed draw term loan	—	4,981
Professional Plumbing Group, Inc.	First lien senior secured revolving loan	6,200	—
QC Supply, LLC	First lien senior secured delayed draw term loan	—	14,078
QC Supply, LLC	First lien senior secured revolving loan	497	2,981
SABA Software, Inc.	First lien senior secured revolving loan	—	4,950
Swipe Acquisition Corporation (dba PLI)	First lien senior secured delayed draw term loan	12,931	—
TC Holdings, LLC (dba TrialCard)	First lien senior secured delayed draw term loan	24,248	24,248
TC Holdings, LLC (dba TrialCard)	First lien senior secured revolving loan	4,194	5,034
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)	First lien senior secured revolving loan	6,387	5,769
Troon Golf, L.L.C.	First lien senior secured revolving loan	14,426	14,426
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)	First lien senior secured revolving loan	4,239	—
Ultimate Baked Goods Midco, LLC	First lien senior secured revolving loan	5,082	—

Total Unfunded Portfolio Company Commitments		$790,115	$130,075

The Company maintains sufficient capacity to cover outstanding unfunded portfolio company commitments that the Company may be required to fund.

Other Commitments and Contingencies

As of December 31, 2018, the Company had $5.5 billion in total Capital Commitments from investors ($2.4 billion undrawn), of which $112.4 million is from executives of the Adviser ($47.9 million undrawn). These undrawn Capital Commitments will no longer remain in effect following the completion of an initial public offering of the Company’s common stock.

As of December 31, 2017, the Company had $5.1 billion in total Capital Commitments from investors ($3.7 billion undrawn), of which $112.4 million is from executives of the Adviser ($63.5 million undrawn). These undrawn Capital Commitments will no longer remain in effect following the completion of an initial public offering of the Company’s common stock.

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. At December 31, 2018, management was not aware of any pending or threatened litigation.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

2023 Notes

As of December 31, 2017, $11.5 million of the 2023 Notes remained outstanding, which were subsequently issued in January 2018.

Note 8. Net Assets

Subscriptions and Drawdowns

In connection with its formation, the Company has the authority to issue 500,000,000 common shares at $0.01 per share par value.

On March 1, 2016, the Company issued 100 common shares for $1,500 to the Adviser.

The Company has entered into subscription agreements (the “Subscription Agreements”) with investors providing for the private placement of the Company’s common shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase the Company’s common shares up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors.

During the year ended December 31, 2018, the Company delivered the following capital call notices to investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
November 28, 2018	December 11, 2018	22,446,698	$349.9
September 21, 2018	October 4, 2018	9,803,922	150.0
August 7, 2018	August 20, 2018	19,404,916	300.0
July 24, 2018	August 6, 2018	9,733,940	150.0
July 10, 2018	July 23, 2018	13,053,380	200.0
June 14, 2018	June 27, 2018	12,901,364	200.0
April 5, 2018	April 18, 2018	13,149,244	200.0
March 5, 2018	March 16, 2018	11,347,030	175.0

Total		$111,840,494	$1,724.9

On January 30, 2019, the Company delivered a capital drawdown notice to its investors relating to the sale of approximately 29,411,765 shares of the Company’s common stock, par value $0.01 per share, expected to close on or about February 12, 2019, for an aggregate offering price of $450.0 million.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

During the year ended December 31, 2017, the Company delivered the following capital call notices to investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
November 1, 2017	November 15, 2017	11,527,619	$175.0
September 15, 2017	September 28, 2017	9,813,875	149.9
August 23, 2017	September 6, 2017	3,297,331	50.0
May 26, 2017	June 9, 2017	9,966,777	150.0
May 11, 2017	May 24, 2017	8,350,033	125.0
April 14, 2017	April 28, 2017	6,600,659	100.0

Total		49,556,294	$749.9

During the year ended December 31, 2016, the Company delivered the following capital call notices to investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
December 13, 2016	December 27, 2016	13,457,603	$200.0
September 16, 2016	September 29, 2016	2,751,029	40.0
June 16, 2016	June 29, 2016	5,244,760	75.0
May 26, 2016	June 10, 2016	20,979,021	300.0
March 30, 2016	April 12, 2016	17,214	0.3
March 17, 2016	March 30, 2016	3,333,344	50.0

Total		45,782,971	$665.3

Distributions

On February 27, 2019, the Board declared a distribution of 90% of estimated first quarter taxable income and net capital gains, if any, for shareholders of record on March 31, 2019, payable on or before May 15, 2019.

The following table reflects the distributions declared on shares of the Company’s common stock during the year ended December 31, 2018:

	December 31, 2018
Date Declared	Record Date	Payment Date	Distribution per Share
November 6, 2018	December 31, 2018	January 31, 2019	$0.36
August 7, 2018	September 30, 2018	November 15, 2018	$0.39
June 22, 2018	June 30, 2018	August 15, 2018	$0.34
March 2, 2018	March 31, 2018	April 30, 2018	$0.33

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The following table reflects the distributions declared on shares of the Company’s common stock during the year ended December 31, 2017:

	December 31, 2017
Date Declared	Record Date	Payment Date	Distribution per Share
November 7, 2017	December 31, 2017	January 31, 2018	$0.34
November 7, 2017	November 7, 2017	November 14, 2017	$0.32
August 8, 2017	August 8, 2017	August 15, 2017	$0.26
May 9, 2017	May 9, 2017	May 15, 2017	$0.24
March 7, 2017	March 7, 2017	March 15, 2017	$0.19

The following table reflects the distributions declared on shares of the Company’s common stock during the year ended December 31, 2016:

	December 31, 2016
Date Declared	Record Date	Payment Date	Distribution per Share
November 8, 2016	November 15, 2016	November 30, 2016	$0.06

Dividend Reinvestment

With respect to distributions, the Company has adopted an “opt out” dividend reinvestment plan for common shareholders. As a result, in the event of a declared distribution, each shareholder that has not “opted out” of the dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. Shareholders who receive distributions in the form of shares of common stock will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the year ended December 31, 2018:

Date Declared	Record Date	Payment Date	Shares
August 7, 2018	September 30, 2018	November 15, 2018	2,323,165
June 22, 2018	June 30, 2018	August 15, 2018	1,539,516
March 2, 2018	March 31, 2018	April 30, 2018	1,310,272
November 7, 2017	December 31, 2017	January 31, 2018	1,231,796

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the year ended December 31, 2017:

Date Declared	Record Date	Payment Date	Shares
November 7, 2017	November 7, 2017	November 14, 2017	1,018,085
August 8, 2017	August 8, 2017	August 15, 2017	776,833
May 9, 2017	May 9, 2017	May 15, 2017	504,892
March 7, 2017	March 7, 2017	March 15, 2017	270,178

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the year ended December 31, 2016:

Date Declared	Record Date	Payment Date	Shares
November 8, 2016	November 15, 2016	November 30, 2016	50,242

Repurchase Offers

During the year ended December 31, 2018, the Company did not make an offer to repurchase issued and outstanding shares.

During the year ended December 31, 2017, the Company offered to repurchase up to $50 million of issued and outstanding shares of common stock at a purchase price of $15.09 per share. The offer to repurchase commenced on March 15, 2017 and expired on April 11, 2017. No shares were repurchased in connection with the repurchase offer.

During the year ended December 31, 2016, the Company did not make an offer to repurchase issued and outstanding shares.

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31, 2018, 2017 and 2016:

	Years Ended December 31,
($ in thousands, except per share amounts)	2018	2017	2016
Increase (decrease) in net assets resulting from operations	$202,243	$103,740	$16,637
Weighted average shares of common stock outstanding—basic and diluted	146,422,371	67,082,905	21,345,191
Earnings per common share-basic and diluted	$1.38	$1.55	$0.78

Note 10. Income Taxes.

Taxable income generally differs from increase in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.

The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, or total distributable earnings (losses), as appropriate.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

The following reconciles the increase in net assets resulting from operations for the fiscal years ended December 31, 2018, 2017 and 2016 to undistributed taxable income at December 31, 2018, 2017 and 2016, respectively:

	Years Ended December 31,
($ in millions)	2018(1)	2017	2016
Increase in net assets resulting from operations	$202.2	$103.7	$16.6
Adjustments:
Net unrealized (gain) loss on investments	$43.6	$(9.2)	$(7.6)
Other income (loss) for tax purposes, not book	10.4	3.2	—
Deferred organization costs	(0.1)	(0.1)	1.1
Other book-tax differences	1.7	1.1	1.0

Taxable Income	$257.8	$98.7	$11.1

(1)	Tax information for the fiscal year ended December 31, 2018 is estimated and is not considered final until the Company files its tax return.

For the year ended December 31, 2018

Substantially all of the dividends declared during the year ended December 31, 2018 were derived from ordinary income, determined on a tax basis. Total distributions declared of $232.1 million consisted of approximately $231.9 million of ordinary income and $0.2 million of long-term capital gains. For the calendar year ended December 31, 2018 the Company had $28.8 million of undistributed ordinary income and $3.8 million of undistributed capital gains on a tax basis. For the year ended December 31, 2018, 89.3% of distributed ordinary income qualified as interest related dividend which is exempt from U.S. withholding tax applicable to non-U.S. shareholders.

During the year ended December 31, 2018, the Company increased the total distributable earnings (losses) and decreased additional paid in capital. These permanent differences were principally related $0.6 million of non-deductible offering costs and $1.1 million attributable to U.S. federal excise taxes.

As of December 31, 2018, the net estimated unrealized loss for U.S. federal income tax purposes was $41.2 million based on a tax cost basis of $5.8 billion. As of December 31, 2018, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $62.2 million and the estimated aggregate gross unrealized gain for U.S. federal income tax purposes was $21.0 million.

For the year ended December 31, 2017

All distributions declared for the calendar year ended December 31, 2017 were characterized as ordinary income. For the calendar year ended December 31, 2017 the Company had $6.9 million of undistributed ordinary income and $0.2 million of undistributed capital gains on a tax basis. For the year ended December 31, 2017, 88.3% of distributed ordinary income qualified as interest related dividend which is exempt from U.S. withholding tax applicable to non-U.S. shareholders.

During the year ended December 31, 2017, the Company increased the total distributable earnings (losses) and decreased additional paid in capital. These permanent differences were principally related to $0.9 million of recharacterization of prepayment penalties for tax purposes between ordinary income and capital gains, $0.8 million of non-deductible offering costs and $0.2 million attributable to U.S. federal excise taxes.

The tax cost of the Company’s investments at December 31, 2017 approximates their amortized cost.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

For the year ended December 31, 2016

All distributions declared for the calendar year ended December 31, 2016 were characterized as ordinary income. For the calendar year ended December 31, 2016 the Company had $9.0 million of undistributed ordinary income on a tax basis. For the year ended December 31, 2016, 94.7% of distributed ordinary income qualified as interest related dividend which is exempt from U.S. withholding tax applicable to non-U.S. shareholders.

During the year ended December 31, 2016, permanent differences were principally related to $0.6 million of non-deductible offering costs and $0.4 million attributable to U.S. federal excise taxes.

The tax cost of the Company’s investments at December 31, 2016 approximates their amortized cost.

Note 11. Financial Highlights

The following are the financial highlights for a common share outstanding during the years ended December 31, 2018, 2017 and 2016:

	For the Years Ended December 31,
($ in thousands, except share and per share amounts)	2018	2017	2016
Per share data:
Net asset value, beginning of period	$15.03	$14.85	$—
Net investment income(1)	1.68	1.40	0.42
Net realized and unrealized gain (loss)	(0.19)	0.13	0.36

Total from operations	1.49	1.53	0.78

Issuance of common shares	—	—	14.13
Distributions declared from net investment income(2)	(1.42)	(1.35)	(0.06)

Total increase in net assets	0.07	0.18	14.85

Net asset value, end of period	$15.10	$15.03	$14.85

Shares outstanding, end of period	216,204,837	97,959,595	45,833,313
Total Return(3)	10.2%	10.6%	(0.6)%
Ratios / Supplemental Data(4)
Ratio of total expenses to average net assets(5)	6.4%	6.3%	6.5%
Ratio of net investment income to average net assets(5)	10.9%	9.0%	2.9%
Net assets, end of period	$3,264,845	$1,472,579	$680,525
Weighted-average shares outstanding	146,422,371	67,082,905	21,345,191
Total capital commitments, end of period	$5,471,160	$5,067,680	$2,313,237
Ratio of total contributed capital to total committed capital, end of period	57.4%	27.9%	28.8%
Portfolio turnover rate	29.1%	30.8%	25.4%

(1)	The per share data was derived using the weighted average shares outstanding during the period.
(2)	The per share data was derived using actual shares outstanding at the date of the relevant transaction.
(3)

Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share (assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan), if any, divided by the beginning NAV per share.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements—Continued

(4)	Does not include expenses of investment companies in which the Company invests.
(5)

For the year ended December 31, 2016, the ratio reflects an annualized amount, except in the case of non-recurring expenses (e.g. initial organization expenses), as the Company commenced operations on March 3, 2016.

Note 12. Selected Quarterly Financial Data (Unaudited)

	For the three months ended
(amounts in thousands, except share and per share data)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Investment income	$65,444	$86,100	$110,485	$126,829
Net expenses	$26,767	$33,759	$38,877	$43,933

Net investment income (loss)	$38,677	$52,341	$71,608	$82,896
Net realized and unrealized gains (losses)	$5,599	$(1,626)	$718	$(47,970)

Increase (decrease) in net assets resulting from operations	$44,276	$50,715	$72,326	$34,926
Net asset value per share as of the end of the quarter	$15.14	$15.21	$15.27	$15.10
Earnings (losses) per share—basic and diluted	$0.44	$0.41	$0.44	$0.18

	For the three months ended
(amounts in thousands, except share and per share data)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Investment income	$23,313	$32,839	$47,354	$56,373
Net expenses	$10,529	$13,563	$18,979	$23,018

Net investment income (loss)	$12,784	$19,276	$28,375	$33,355
Net realized and unrealized gains (losses)	$5,434	$776	$(1,093)	$4,833

Increase (decrease) in net assets resulting from operations	$18,218	$20,052	$27,282	$38,188
Net asset value per share as of the end of the quarter	$15.05	$15.15	$15.27	$15.03
Earnings (losses) per share—basic and diluted	$0.40	$0.35	$0.37	$0.41

	For the three months ended
(amounts in thousands, except share and per share data)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Investment income	$—	$629	$10,726	$17,449
Net expenses	$2,319	$3,226	$5,156	$9,097

Net investment income (loss)	$(2,319)	$(2,597)	$5,570	$8,352
Net realized and unrealized gains (losses)	$—	$518	$2,422	$4,691

Increase (decrease) in net assets resulting from operations	$(2,319)	$(2,079)	$7,992	$13,043
Net asset value per share as of the end of the quarter	$14.30	$14.23	$14.50	$14.85
Earnings (losses) per share—basic and diluted	$(21.55)	$(0.25)	$0.27	$0.39

Note 13. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. Other than those previously disclosed, there have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Assets and Liabilities

(Amounts in thousands, except share and per share amounts)

	March 31, 2019 (Unaudited)	December 31, 2018
Assets
Investments at fair value
Non-controlled, non-affiliated investments (amortized cost of $6,747,155 and $5,720,295, respectively)	$6,740,544	$5,697,447
Controlled, affiliated investments (amortized cost of $93,638 and $91,138, respectively)	91,168	86,622

Total investments at fair value (amortized cost of $6,840,793 and $5,811,433, respectively)	6,831,712	5,784,069
Cash (restricted cash of $4,119 and $6,013, respectively)	98,773	127,603
Interest receivable	43,153	29,680
Receivable from a controlled affiliate	2,697	8,100
Prepaid expenses and other assets	3,650	1,590

Total Assets	$6,979,985	$5,951,042

Liabilities
Debt (net of unamortized debt issuance costs of $20,671 and $22,335, respectively)	$2,769,805	$2,567,717
Management fee payable	15,186	14,049
Distribution payable	88,479	78,350
Payables to affiliates	1,975	2,847
Payable for investments purchased	—	3,180
Accrued expenses and other liabilities	24,226	20,054

Total Liabilities	2,899,671	2,686,197

Commitments and contingencies (Note 7)
Net Assets
Common shares $0.01 par value, 500,000,000 shares authorized; 267,306,663 and 216,204,837 shares issued and outstanding, respectively	2,673	2,162
Additional paid-in-capital	4,060,110	3,271,162
Total distributable earnings (losses)	17,531	(8,479)

Total Net Assets	4,080,314	3,264,845

Total Liabilities and Net Assets	$6,979,985	$5,951,042

Net Asset Value Per Share	$15.26	$15.10

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended March 31,
	2019	2018
Investment Income
Investment income from non-controlled, non-affiliated investments:
Interest income	$146,439	$61,289
Other income	2,339	1,650

Total investment income from non-controlled, non-affiliated investments	148,778	62,939

Investment income from controlled, affiliated investments:
Dividend income	2,697	1,322
Other income	—	1,183

Total investment income from controlled, affiliated investments	2,697	2,505

Total Investment Income	151,475	65,444

Expenses
Interest expense	34,729	12,057
Management fee	15,187	12,035
Professional fees	2,124	1,412
Directors’ fees	143	138
Other general and administrative	1,614	1,073

Total Expenses	53,797	26,715

Net Investment Income (Loss) Before Taxes	97,678	38,729

Excise tax expense	1,673	52

Net Investment Income (Loss) After Taxes	$96,005	$38,677

Net Realized and Unrealized Gain (Loss)
Net change in unrealized gain (loss):
Non-controlled, non-affiliated investments	$16,428	$5,505
Controlled affiliated investments	2,046	(64)
Translation of assets and liabilities in foreign currencies	(22)	—

Total Net Change in Unrealized Gain (Loss)	18,452	5,441

Net realized gain (loss):
Non-controlled, non-affiliated investments	(4)	158
Foreign currency transactions	34	—

Total Net Realized Gain (Loss)	30	158

Total Net Realized and Unrealized Gain (Loss)	18,482	5,599

Net Increase (Decrease) in Net Assets Resulting from Operations	$114,487	$44,276

Earnings Per Share—Basic and Diluted	$0.49	$0.44

Weighted Average Shares Outstanding—Basic and Diluted	235,886,358	100,924,120

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments(2)
Debt Investments
Aerospace and defense
Aviation Solutions Midco, LLC (dba STS Aviation)(4)(7)(21)	First lien senior secured loan	L + 5.50%	1/4/2025	$102,000	$100,520	$100,470	2.5%
Advertising and media
IRI Holdings, Inc.(4)(7)(19)(21)	First lien senior secured loan	L + 4.50%	11/28/2025	14,963	14,819	14,726	0.4%
PAK Acquisition Corporation (dba Valpak)(4)(7)	First lien senior secured loan	L + 8.00%	6/30/2022	70,775	69,855	71,128	1.7%
Swipe Acquisition Corporation (dba PLI)(4)(5)(21)	First lien senior secured loan	L + 7.75%	6/29/2024	161,811	158,851	158,575	3.9%
Swipe Acquisition Corporation (dba PLI)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 7.75%	9/30/2019	—	(170)	(65)	—%

				247,549	243,355	244,364	6.0%
Automotive
Mavis Tire Express Services Corp.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	3/20/2026	155,000	151,871	151,125	3.7%
Mavis Tire Express Services Corp.(4)(5)(13)(15)(21)	Second lien senior secured delayed draw term loan	L + 7.50%	3/20/2020	1,449	1,190	1,090	—%

				156,449	153,061	152,215	3.7%
Buildings and real estate
Associations, Inc.(4)(7)(21)	First lien senior secured loan	L + 4.00% (3.00% PIK)	7/30/2024	233,734	231,113	231,981	5.7%
Associations, Inc.(4)(7)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 4.00% (3.00% PIK)	7/30/2021	28,183	27,542	27,749	0.7%
Associations, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	7/30/2024	—	(128)	(173)	—%
Cheese Acquisition, LLC(4)(7)(21)	First lien senior secured loan	L + 4.75%	11/28/2024	129,040	127,156	127,427	3.1%
Imperial Parking Canada(4)(9)(21)	First lien senior secured loan	C + 5.00%	11/28/2024	33,945	33,902	33,523	0.8%
Cheese Acquisition, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.75%	11/28/2023	—	(191)	(205)	—%

				424,902	419,394	420,302	10.3%
Business services
Access CIG, LLC(4)(5)(21)	Second lien senior secured loan	L + 7.75%	2/27/2026	37,756	37,439	37,379	0.9%
CIBT Global, Inc.(4)(7)(21)	Second lien senior secured loan	L + 7.75%	6/2/2025	59,500	58,236	58,637	1.4%
ConnectWise, LLC(4)(7)(21)	First lien senior secured loan	L + 5.50%	2/28/2025	155,151	153,233	153,211	3.8%
ConnectWise, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	2/28/2025	—	(204)	(207)	—%
Transperfect Global, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.75%	5/7/2024	230,670	226,606	231,823	5.7%
Vistage International, Inc.(4)(5)(21)	Second lien senior secured loan	L + 8.00%	2/8/2026	43,500	43,170	43,065	1.1%
Vestcom Parent Holdings, Inc.(4)(5)	Second lien senior secured loan	L + 8.25%	12/19/2024	78,987	78,095	78,592	1.9%

				605,564	596,575	602,500	14.8%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Chemicals
Douglas Products and Packaging Company LLC(4)(7)(21)	First lien senior secured loan	L + 5.75%	10/19/2022	99,695	98,894	98,699	2.4%
Douglas Products and Packaging Company LLC(4)(7)(13)(21)	First lien senior secured revolving loan	L + 5.75%	10/19/2022	2,725	2,670	2,634	0.1%
Innovative Water Care Global Corporation(4)(7)(21)	First lien senior secured loan	L + 5.00%	2/27/2026	150,000	139,546	139,500	3.4%

				252,420	241,110	240,833	5.9%
Consumer products
Feradyne Outdoors, LLC(4)(7)(21)	First lien senior secured loan	L + 6.25%	5/25/2023	113,479	112,460	101,563	2.5%
WU Holdco, Inc. (dba Weiman Products, LLC)(4)(7)(21)	First lien senior secured loan	L + 5.50%	3/26/2026	141,193	138,374	138,370	3.4%
WU Holdco, Inc. (dba Weiman Products, LLC)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 5.50%	3/26/2021	—	(198)	(199)	—%
WU Holdco, Inc. (dba Weiman Products, LLC)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	3/26/2025	—	(278)	(278)	—%

				254,672	250,358	239,456	5.9%
Containers and packaging
Pregis Holding I Corporation(4)(7)(21)	Second lien senior secured loan	L + 7.25%	5/20/2022	43,000	42,315	42,570	1.0%
Distribution
ABB/Con-cise Optical Group LLC(4)(5)	First lien senior secured loan	L + 5.00%	6/15/2023	58,942	59,056	56,584	1.4%
ABB/Con-cise Optical Group LLC(4)(5)	Second lien senior secured loan	L + 9.00%	6/17/2024	25,000	24,443	23,750	0.6%
Aramsco, Inc.(4)(5)(21)	First lien senior secured loan	L + 5.25%	8/28/2024	55,578	54,299	54,188	1.3%
Aramsco, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 5.25%	8/28/2024	279	90	70	—%
Dade Paper & Bag, LLC (dba Imperial-Dade)(4)(5)(21)	First lien senior secured loan	L + 7.44%	6/10/2024	37,112	36,568	37,091	0.9%
Dealer Tire, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	12/15/2025	114,750	109,197	111,881	2.8%
Endries Acquisition, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.25%	12/10/2025	180,000	176,953	176,850	4.3%
Endries Acquisition, Inc.(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 6.25%	12/10/2020	10,440	9,393	9,345	0.2%
Endries Acquisition, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.25%	12/10/2024	6,300	5,852	5,828	0.1%
JM Swank, LLC(4)(7)	First lien senior secured loan	L + 7.50%	7/25/2022	117,070	115,474	114,143	2.8%
QC Supply, LLC(4)(5)	First lien senior secured loan	L + 6.00%	12/29/2022	34,506	33,920	32,953	0.8%
QC Supply, LLC(4)(5)(13)	First lien senior secured revolving loan	L + 6.00%	12/29/2021	4,969	4,901	4,745	0.1%

				644,946	630,146	627,428	15.3%
Education
Learning Care Group (US) No. 2 Inc.(4)(7)(21)	Second lien senior secured loan	L + 7.50%	3/13/2026	25,000	24,547	24,500	0.6%
Severin Acquisition, LLC (dba PowerSchool)(4)(7)(21)	Second lien senior secured loan	L + 6.75%	8/3/2026	92,500	91,628	91,113	2.2%
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(4)(7)(21)	First lien senior secured loan	L + 6.00%	5/14/2024	62,687	61,310	61,121	1.5%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	5/14/2024	—	(90)	(106)	—%

				180,187	177,395	176,628	4.3%
Energy equipment and services
Hillstone Environmental Partners, LLC(4)(7)(21)	First lien senior secured loan	L + 7.75%	4/25/2023	84,708	83,598	84,708	2.1%
Hillstone Environmental Partners, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 7.75%	4/25/2023	—	(54)	—	—%
Liberty Oilfield Services LLC(4)(5)(16)(21)	First lien senior secured loan	L + 7.63%	9/19/2022	14,148	13,958	14,219	0.3%

				98,856	97,502	98,927	2.4%
Financial services
Blackhawk Network Holdings, Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.00%	6/15/2026	75,998	75,134	74,478	1.8%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(5)(21)	First lien senior secured loan	L + 6.75%	9/6/2022	28,409	27,889	27,415	0.7%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.75%	9/6/2022	427	415	404	—%
				104,834	103,438	102,297	2.5%
Food and beverage
Carolina Beverage Group (fka Cold Spring Brewing Company)(4)(5)(21)	First lien senior secured loan	L + 5.50%	5/15/2024	37,559	36,907	36,808	0.9%
Carolina Beverage Group (fka Cold Spring Brewing Company)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	5/15/2024	—	(46)	(54)	—%
CM7 Restaurant Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 8.75%	5/22/2023	36,490	35,916	34,848	0.9%
CM7 Restaurant Holdings, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	859	844	768	—%
CM7 Restaurant Holdings, LLC(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	—	—	(184)	—%
Give and Go Prepared Foods Corp.(4)(7)(16)	Second lien senior secured loan	L + 8.50%	1/29/2024	42,000	41,661	37,170	0.9%
H-Food Holdings, LLC(4)(5)(19)(21)	Second lien senior secured loan	L + 7.00%	3/2/2026	121,800	118,943	118,755	2.9%
H-Food Holdings, LLC(4)(5)(19)(21)	First lien senior secured loan	L + 4.00%	5/23/2025	26,035	25,785	25,584	0.6%
Hometown Food Company(4)(5)(21)	First lien senior secured loan	L + 5.25%	8/31/2023	28,825	28,311	28,249	0.7%
Hometown Food Company(4)(5)(13)(21)	First lien senior secured revolving loan	L + 5.25%	8/31/2023	212	137	127	—%
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(4)(5)(21)	First lien senior secured loan	L + 4.50%	7/30/2025	35,910	35,198	35,102	0.9%
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 4.50%	7/30/2023	840	665	638	—%
Manna Development Group, LLC(4)(5)(21)	First lien senior secured loan	L + 6.00%	10/24/2022	57,232	56,530	56,373	1.4%
Manna Development Group, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.00%	10/24/2022	867	730	802	-%
Recipe Acquisition Corp. (dba Roland Corporation)(4)(7)	Second lien senior secured loan	L + 8.00%	12/1/2022	32,000	31,593	32,000	0.8%
Tall Tree Foods, Inc.(4)(5)	First lien senior secured loan	L + 7.25%	8/12/2022	46,000	45,572	44,620	1.1%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Ultimate Baked Goods Midco, LLC(4)(5)(21)	First lien senior secured loan	L + 4.00%	8/11/2025	27,000	26,439	26,326	0.6%
Ultimate Baked Goods Midco, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 4.00%	8/9/2023	318	218	191	—%

				493,947	485,403	478,123	11.7%
Healthcare providers and services
Covenant Surgical Partners, Inc.(4)(7)	First lien senior secured loan	L + 4.75%	10/4/2024	29,647	29,647	29,499	0.7%
Covenant Surgical Partners, Inc.(4)(13)(14)(15)	First lien senior secured delayed draw term loan	L + 4.75%	11/30/2020	—	(702)	(375)	—%
Geodigm Corporation (dba National Dentex)(4)(5)(10)(21)	First lien senior secured loan	L + 6.87%	12/1/2021	124,405	123,498	123,160	3.0%
GI Chill Acquisition (dba California Cryobank)(4)(7)(21)	First lien senior secured loan	L + 4.00%	8/6/2025	31,840	31,693	31,522	0.8%
GI Chill Acquisition (dba California Cryobank)(4)(7)(21)	Second lien senior secured loan	L + 7.50%	8/6/2026	135,400	134,121	133,369	3.3%
Premier Imaging, LLC (dba LucidHealth)(4)(5)(21)	First lien senior secured loan	L + 5.50%	1/2/2025	33,915	33,264	33,237	0.8%
RxSense Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 6.00%	2/15/2024	134,906	132,923	132,882	3.3%
RxSense Holdings, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	2/15/2024	—	(118)	(121)	—%
TC Holdings, LLC (dba TrialCard)(4)(5)(21)	First lien senior secured loan	L + 4.50%	11/14/2023	61,442	60,355	60,521	1.5%
TC Holdings, LLC (dba TrialCard)(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 4.50%	6/30/2019	9,675	9,263	9,311	0.3%
TC Holdings, LLC (dba TrialCard)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 4.50%	11/14/2022	419	339	344	—%

				561,649	554,283	553,349	13.7%
Healthcare technology
Bracket Intermediate Holding Corp.(4)(5)(21)	First lien senior secured loan	L + 4.25%	9/5/2025	15,671	15,598	15,593	0.4%
Bracket Intermediate Holding Corp.(4)(5)(21)	Second lien senior secured loan	L + 8.13%	9/5/2026	26,250	25,750	25,725	0.6%

				41,921	41,348	41,318	1.0%
Household products
Hayward Industries, Inc.(4)(5)(21)	Second lien senior secured loan	L + 8.25%	8/4/2025	52,149	51,261	52,149	1.3%
Infrastructure and environmental services
FR Arsenal Holdings II Corp. (dba Applied-Cleveland Holdings, Inc.)(4)(7)	First lien senior secured loan	L + 7.25%	9/8/2022	146,957	144,738	146,957	3.6%
LineStar Integrity Services LLC(4)(7)(21)	First lien senior secured loan	L + 7.25%	2/12/2024	51,150	50,279	50,383	1.2%
LineStar Integrity Services LLC(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 7.25%	8/12/2019	—	(210)	(129)	—%

				198,107	194,807	197,211	4.8%
Insurance
CD&R TZ Purchaser, Inc. (dba Tranzact)(4)(6)	First lien senior secured loan	L + 6.00%	7/21/2023	34,106	32,699	34,106	0.8%
Internet software and services
Accela, Inc.(4)(7)	First lien senior secured loan	L + 6.25%	9/28/2023	48,630	47,666	46,199	1.1%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Accela, Inc.(4)(8)(13)	First lien senior secured revolving loan	P + 5.25%	9/28/2023	3,616	3,504	3,118	0.1%
Apptio, Inc.(4)(5)(21)	First lien senior secured loan	L + 7.25%	1/10/2025	33,346	32,698	32,679	0.8%
Apptio, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 7.25%	1/10/2025	—	(54)	(56)	—%
Genesis Acquisition Co. (dba Procare Software)(4)(7)(21)	First lien senior secured loan	L + 4.00%	7/31/2024	18,110	17,782	17,748	0.4%
Genesis Acquisition Co. (dba Procare Software)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 4.00%	7/31/2020	—	(42)	(47)	—%
Genesis Acquisition Co. (dba Procare Software)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.00%	7/31/2024	—	(47)	(53)	—%
Infoblox Inc.(4)(5)	Second lien senior secured loan	L + 8.75%	11/7/2024	30,000	29,541	30,000	0.7%
IQN Holding Corp. (dba Beeline)(4)(7)(21)	First lien senior secured loan	L + 5.50%	8/20/2024	193,357	190,694	189,490	4.6%
IQN Holding Corp. (dba Beeline)(4)(7)(13)(21)	First lien senior secured revolving loan	L + 5.50%	8/20/2023	7,139	6,841	6,686	0.2%
Lightning Midco, LLC (dba Vector Solutions)(4)(7)(21)	First lien senior secured loan	L + 5.50%	11/21/2025	114,627	113,527	113,480	2.8%
Lightning Midco, LLC (dba Vector Solutions)(4)(7)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 5.50%	11/23/2020	9,490	9,237	9,223	0.2%
Lightning Midco, LLC (dba Vector Solutions)(4)(7)(13)(21)	First lien senior secured revolving loan	L + 5.50%	11/21/2023	5,372	5,248	5,238	0.1%
MINDBODY, Inc.(4)(5)(21)	First lien senior secured loan	L + 7.00%	2/14/2025	57,679	57,110	57,102	1.4%
MINDBODY, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 7.00%	2/14/2025	—	(60)	(61)	—%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(5)(21)	First lien senior secured loan	L + 6.50%	6/17/2024	134,964	133,437	134,289	3.3%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.50%	6/15/2023	—	(69)	(32)	—%

				656,330	647,013	645,003	15.7%
Leisure and entertainment
Capital Sports Holdings Inc. (dba Ottawa Senators)(4)(9)(16)	First lien senior secured loan	C + 5.25%	6/22/2024	14,970	15,077	14,596	0.4%
Troon Golf, L.L.C.(4)(7)(10)(12)(21)	First lien senior secured term loan A and B	L + 6.00% (TLA: L + 3.5%; TLB: L + 6.6%)	3/29/2025	179,080	176,902	179,080	4.4%
Troon Golf, L.L.C.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	3/29/2025	—	(162)	—	—%
UFC Holdings, LLC(4)(5)(19)	Second lien senior secured loan	L + 7.50%	8/18/2024	35,000	34,748	35,074	0.9%

				229,050	226,565	228,750	5.7%
Manufacturing
Ideal Tridon Holdings, Inc.(4)(7)(21)	First lien senior secured loan	L + 6.50%	7/31/2023	46,459	45,768	45,995	1.1%
Ideal Tridon Holdings, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.50%	7/31/2022	3,954	3,889	3,905	0.1%
Professional Plumbing Group, Inc.(4)(7)(21)	First lien senior secured loan	L + 6.75%	4/16/2024	52,611	51,922	51,296	1.3%
Professional Plumbing Group, Inc.(4)(7)(13)(21)	First lien senior secured revolving loan	L + 6.75%	4/16/2024	4,429	4,321	4,207	0.1%

				107,453	105,900	105,403	2.6%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Oil and gas
Black Mountain Sand Eagle Ford LLC(4)(7)(21)	First lien senior secured loan	L + 10.25% PIK	8/17/2022	88,177	87,271	87,736	2.2%
Brigham Minerals, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	7/27/2024	115,000	113,956	113,275	2.8%
Brigham Minerals, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 5.50%	10/27/2019	55,200	54,588	54,165	1.3%
Brigham Minerals, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	7/27/2024	—	(82)	(138)	—%
Zenith Energy U.S. Logistics Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	12/21/2024	85,365	83,854	83,657	2.1%

				343,742	339,587	338,695	8.4%
Professional services
AmSpec Services Inc.(4)(7)(21)	First lien senior secured loan	L + 5.75%	7/2/2024	102,523	100,911	99,960	2.4%
AmSpec Services Inc.(4)(8)(13)(21)	First lien senior secured revolving loan	P + 3.75%	7/2/2024	5,589	5,367	5,227	0.1%
Cardinal US Holdings, Inc.(4)(7)(16)(21)	First lien senior secured loan	L + 5.00%	7/31/2023	90,888	87,232	90,888	2.2%
DMT Solutions Global Corporation(4)(7)(21)	First lien senior secured loan	L + 7.00%	7/2/2024	53,900	51,951	51,744	1.3%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(7)(16)(21)	First lien senior secured loan	L + 7.00%	6/15/2025	88,730	87,127	86,956	2.1%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(7)(13)(15)(16)(21)	First lien senior secured multi-draw term loan	L + 7.00%	6/15/2020	23,659	23,240	23,058	0.6%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(13)(14)(16)(21)	First lien senior secured revolving loan	L + 7.00%	6/15/2023	—	(280)	(208)	—%
Gerson Lehrman Group, Inc.(4)(5)(21)	First lien senior secured loan	L + 4.25%	12/12/2024	317,091	314,054	313,921	7.7%
Gerson Lehrman Group, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.25%	12/12/2024	—	(210)	(221)	—%

				682,380	669,392	671,325	16.4%
Specialty retail
EW Holdco, LLC (dba European Wax)(4)(5)(21)	First lien senior secured loan	L + 4.50%	9/25/2024	57,213	56,681	56,354	1.4%
Galls, LLC(4)(5)(21)	First lien senior secured loan	L + 6.25%	1/31/2025	91,693	90,696	90,777	2.2%
Galls, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.25%	1/31/2024	10,842	10,569	10,631	0.3%
Galls, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 6.25%	1/31/2020	8,786	8,503	8,698	0.2%

				168,534	166,449	166,460	4.1%
Telecommunications
DB Datacenter Holdings Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	4/3/2025	35,000	34,551	34,475	0.8%
Transportation
Lytx, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.75%	8/31/2023	44,022	42,973	44,022	1.1%
Lytx, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.75%	8/31/2022	—	(42)	—	—%
Motus, LLC and Runzheimer International LLC(4)(7)(21)	First lien senior secured loan	L + 6.75%	1/17/2024	67,093	65,686	65,751	1.6%
Motus, LLC and Runzheimer International LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.75%	1/17/2023	—	(104)	(110)	—%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Uber Technologies, Inc.(19)(21)(22)	Unsecured note	7.50%	11/1/2023	9,200	9,200	9,577	0.2%
Uber Technologies, Inc.(19)(21)(22)	Unsecured note	8.00%	11/1/2026	13,800	13,800	14,653	0.4%

				134,115	131,513	133,893	3.3%

Total non-controlled/non-affiliated portfolio company debt investments				6,853,862	6,735,940	6,728,250	164.9%

Equity Investments
Food and beverage
CM7 Restaurant Holdings, LLC(21)(22)	LLC Interest	N/A	N/A	340	340	269	—%
H-Food Holdings, LLC(21)(22)	LLC Interest	N/A	N/A	10,875	10,875	12,025	0.3%

				11,215	11,215	12,294	0.3%

Total non-controlled/non-affiliated portfolio company equity investments				11,215	11,215	12,294	0.3%

Total non-controlled/non-affiliated portfolio company investments				6,865,077	6,747,155	6,740,544	165.2%

Controlled/affiliated portfolio company investments
Equity Investments
Investment funds and vehicles
Sebago Lake LLC(11)(16)(18)(20)(22)		N/A	N/A	93,638	93,638	91,168	2.2%

Total controlled/affiliated portfolio company investments				93,638	93,638	91,168	2.2%

Total Investments				$6,958,715	$6,840,793	$6,831,712	167.4%

	Interest Rate Swaps as of March 31, 2019
	Company Receives	Company Pays	Maturity Date	Notional Amount	Hedged Instrument	Footnote Reference
Interest rate swap	4.75%	L + 2.545%	12/21/2021	$150,000	2023 Notes	Note 6

Total				$150,000

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, all investments are considered Level 3 investments.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)

Loan contains a variable rate structure and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(5)	The interest rate on these loans is subject to 1 month LIBOR, which as of March 31, 2019 was 2.49%.
(6)	The interest rate on these loans is subject to 2 month LIBOR, which as of March 31, 2019 was 2.56%.
(7)	The interest rate on these loans is subject to 3 month LIBOR, which as of March 31, 2019 was 2.60%.
(8)	The interest rate on these loans is subject to Prime, which as of March 31, 2019 was 5.50%.
(9)	The interest rate on this loan is subject to 3 month Canadian Dollar Offered Rate (“CDOR” or “C”), which as of March 31, 2019 was 2.0%.
(10)

The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of March 31, 2019

(Amounts in thousands, except share amounts)

(Unaudited)

(11)	Investment measured at NAV.
(12)

The first lien term loan is comprised of two components: Term Loan A and Term Loan B. The Company’s Term Loan A and Term Loan B principal amounts are $34.7 million and $144.4 million, respectively. Both Term Loan A and Term Loan B have the same maturity date. Interest disclosed reflects the blended rate of the first lien term loan. The Term Loan A represents a ‘first out’ tranche and the Term Loan B represents a ‘last out’ tranche. The ‘first out’ tranche has priority as to the ‘last out’ tranche with respect to payments of principal, interest and any amounts due thereunder.

(13)	Position or portion thereof is an unfunded loan commitment. See Note 7 “Commitments and Contingencies”.
(14)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(15)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(16)

This portfolio company is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of total assets. As of March 31, 2019, non-qualifying assets represented 5.1% of total assets as calculated in accordance with the regulatory requirements.

(17)

Unless otherwise indicated, the Company’s portfolio companies are pledged as collateral supporting the amounts outstanding under the Revolving Credit Facility and SPV Asset Facilities. See Note 6 “Debt”.

(18)

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, the Company does not believe that it has control over this portfolio company. The Company’s investment in affiliates for the three months ended March 31, 2019, were as follows:

($ in thousands)	Fair value as of December 31, 2018	Gross Additions	Gross Reductions	Change in Unrealized Gains (Losses)	Fair value as of March 31, 2019	Dividend Income	Other Income
Controlled Affiliates
Sebago Lake LLC	$86,622	$2,500	$—	$2,046	$91,168	$2,697	$—

Total Controlled Affiliates	$86,622	$2,500	$—	$2,046	$91,168	$2,697	$—

(19)	Level 2 investment.
(20)	Investment is not pledged as collateral for the credit facilities.
(21)

Represents co-investment made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Agreements and Related Party Transactions.”

(22)

Security acquired in transaction exempt from registration under the Securities Act of 1933, and may be deemed to be “restricted securities” under the Securities Act. As of March 31, 2019, the aggregate fair value of these securities is $127.7 million or 3.1% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Investment	Acquisition Date
CM7 Restaurant Holdings, LLC	LLC Interest	May 21, 2018
H-Food Holdings, LLC	LLC Interest	November 23, 2018
Sebago Lake LLC*	LLC Interest	June 20, 2017
Uber Technologies, Inc.	Unsecured Notes	October 18, 2018
Uber Technologies, Inc.	Unsecured Notes	October 18, 2018

*	Refer to Note 4 “Investments – Sebago Lake LLC,” for further information.
(23)

As of March 31, 2019, the net estimated unrealized loss for U.S. federal income tax purposes was $23.6 million based on a tax cost basis of $6.9 billion. As of March 31, 2019, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $55.3 million and the estimated aggregate gross unrealized gain for U.S. federal income tax purposes was $31.7 million.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments(2)
Debt Investments
Advertising and media
IRI Holdings, Inc.(4)(5)(21)	First lien senior secured loan	L + 4.50%	11/28/2025	$15,000	$14,852	$14,588	0.4%
PAK Acquisition Corporation (dba Valpak)(4)(6)	First lien senior secured loan	L + 8.00%	6/30/2022	70,775	69,795	71,128	2.2%
Swipe Acquisition Corporation (dba PLI)(4)(5)(21)	First lien senior secured loan	L + 7.75%	6/29/2024	162,840	159,754	159,583	4.9%
Swipe Acquisition Corporation (dba PLI)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 7.75%	9/30/2019	—	(178)	(65)	—%

				248,615	244,223	245,234	7.5%
Automotive
Mavis Tire Express Services Corp.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	3/20/2026	155,000	151,793	151,125	4.6
Mavis Tire Express Services Corp.(4)(5)(13)(15)(21)	Second lien senior secured delayed draw term loan	L + 7.50%	3/20/2020	1,449	1,181	1,090	—%

				156,449	152,974	152,215	4.6%
Buildings and real estate
Associations, Inc.(4)(6)(21)	First lien senior secured loan	L + 4.00% (3.00% PIK)	7/30/2024	231,957	229,234	229,057	7.0%
Associations, Inc.(4)(6)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 4.00% (3.00% PIK)	7/30/2021	20,580	19,910	19,579	0.6%
Associations, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	7/30/2024	—	(134)	(231)	—%
Cheese Acquisition, LLC(4)(6)(21)	First lien senior secured loan	L + 4.75%	11/28/2024	51,896	51,256	51,247	1.6%
Cheese Acquisition, LLC(4)(13)(14)(21)	First lien senior secured delayed draw term loan	L + 4.75%	4/19/2020	—	(619)	(140)	—%
Cheese Acquisition, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.75%	11/28/2023	—	(201)	(205)	—%

				304,433	299,446	299,307	9.2%
Business services
Access CIG, LLC(4)(6)(21)	Second lien senior secured loan	L + 7.75%	2/27/2026	37,756	37,432	37,190	1.1%
CIBT Global, Inc.(4)(6)(21)	Second lien senior secured loan	L + 7.75%	6/2/2025	49,000	47,965	48,510	1.5%
Transperfect Global, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.75%	5/7/2024	231,253	227,023	231,253	7.1%
Vistage International, Inc.(4)(5)(21)	Second lien senior secured loan	L + 8.00%	2/8/2026	43,500	43,162	42,848	1.3%
Vestcom Parent Holdings, Inc.(4)(5)	Second lien senior secured loan	L + 8.25%	12/19/2024	78,987	78,067	78,592	2.4%

				440,496	433,649	438,393	13.4%
Chemicals
Douglas Products and Packaging Company LLC(4)(6)(21)	First lien senior secured loan	L + 5.75%	10/19/2022	99,947	99,092	98,447	3.0%
Douglas Products and Packaging Company LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.75%	10/19/2022	—	(59)	(136)	—%

				99,947	99,033	98,311	3.0%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Consumer products
Feradyne Outdoors, LLC(4)(6)(21)	First lien senior secured loan	L + 6.25%	5/25/2023	113,767	112,695	105,804	3.2%
Containers and packaging
Pregis Holding I Corporation(4)(6)(21)	Second lien senior secured loan	L + 7.25%	5/20/2022	43,000	42,269	41,710	1.3%
Distribution
ABB/Con-cise Optical Group LLC(4)(5)	First lien senior secured loan	L + 5.00%	6/15/2023	59,093	59,213	57,911	1.8%
ABB/Con-cise Optical Group LLC(4)(5)	Second lien senior secured loan	L + 9.00%	6/17/2024	25,000	24,424	24,250	0.7%
Aramsco, Inc.(4)(5)(21)	First lien senior secured loan	L + 5.25%	8/28/2024	55,717	54,388	53,767	1.6%
Aramsco, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 5.25%	8/28/2024	559	361	265	—%
Dade Paper & Bag, LLC (dba Imperial-Dade)(4)(5)(21)	First lien senior secured loan	L + 7.44%	6/10/2024	37,207	36,641	36,814	1.1%
Dealer Tire, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	12/15/2025	114,750	109,037	109,013	3.3%
Endries Acquisition, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.25%	12/10/2025	180,000	176,870	176,850	5.4%
Endries Acquisition, Inc.(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 6.25%	12/10/2020	—	(1,085)	(1,095)	—%
Endries Acquisition, Inc.(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.25%	12/10/2024	6,750	6,282	6,278	0.2%
JM Swank, LLC(4)(6)	First lien senior secured loan	L + 7.50%	7/25/2022	117,371	115,669	114,437	3.5%
QC Supply, LLC(4)(5)	First lien senior secured loan	L + 6.00%	12/29/2022	25,970	25,508	24,801	0.8%
QC Supply, LLC(4)(5)(13)(15)	First lien senior secured delayed draw term loan	L + 6.00%	12/29/2022	8,624	8,465	8,236	0.3%
QC Supply, LLC(4)(5)(13)	First lien senior secured revolving loan	L + 6.00%	12/29/2021	4,472	4,398	4,248	0.1%

				635,513	620,171	615,775	18.8%
Education
Learning Care Group (US) No. 2 Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	3/13/2026	25,000	24,535	24,375	0.7%
Severin Acquisition, LLC (dba PowerSchool)(4)(5)(21)	Second lien senior secured loan	L + 6.75%	7/31/2026	92,500	91,608	90,650	2.8%
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(4)(6)(21)	First lien senior secured loan	L + 6.00%	5/14/2024	62,845	61,412	60,959	1.9%
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.00%	5/14/2024	—	(95)	(127)	—%

				180,345	177,460	175,857	5.4%
Energy equipment and services
Hillstone Environmental Partners, LLC(4)(6)(21)	First lien senior secured loan	L + 7.75%	4/25/2023	71,333	70,367	71,333	2.2%
Hillstone Environmental Partners, LLC(4)(6)(21)	First lien senior secured revolving loan	L + 7.75%	4/25/2023	4,458	4,401	4,458	0.1%
Liberty Oilfield Services LLC(4)(5)(16)(21)	First lien senior secured loan	L + 7.63%	9/19/2022	14,204	14,002	14,204	0.4%

				89,995	88,770	89,995	2.7%
Financial services
Blackhawk Network Holdings, Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.00%	6/15/2026	75,998	75,113	74,098	2.3%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(5)(21)	First lien senior secured loan	L + 6.75%	9/6/2022	28,481	27,927	27,485	0.8%
NMI Acquisitionco, Inc. (dba Network Merchants)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.75%	9/6/2022	427	414	404	—%

				104,906	103,454	101,987	3.1%
Food and beverage
Carolina Beverage Group (fka Cold Spring Brewing Company)(4)(5)(21)	First lien senior secured loan	L + 5.25%	5/15/2024	37,658	36,979	36,717	1.1%
Carolina Beverage Group (fka Cold Spring Brewing Company)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.25%	5/15/2024	—	(48)	(67)	—%
CM7 Restaurant Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 8.75%	5/22/2023	36,490	35,884	34,848	1.1%
CM7 Restaurant Holdings, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	859	843	768	—%
CM7 Restaurant Holdings, LLC(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 8.75%	5/21/2019	—	—	(184)	—%
Give and Go Prepared Foods Corp.(4)(6)(16)	Second lien senior secured loan	L + 8.50%	1/29/2024	42,000	41,647	35,910	1.1%
H-Food Holdings, LLC(4)(5)(21)	Second lien senior secured loan	L + 7.00%	3/2/2026	121,800	118,871	118,146	3.6%
H-Food Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 4.00%	5/23/2025	26,100	25,842	25,448	0.8%
Hometown Food Company(4)(5)(21)	First lien senior secured loan	L + 5.25%	8/31/2023	29,735	29,180	28,843	0.9%
Hometown Food Company(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.25%	8/31/2023	—	(79)	(127)	—%
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(4)(5)(21)	First lien senior secured loan	L + 4.50%	7/30/2025	36,000	35,264	34,920	1.1%
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)(4)(5)(13)(21)	First lien senior secured revolving loan	L + 4.50%	7/30/2023	1,200	1,015	930	—%
Manna Development Group, LLC(4)(5)(21)	First lien senior secured loan	L + 6.00%	10/24/2022	57,232	56,488	56,087	1.7%
Manna Development Group, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.00%	10/24/2022	867	720	780	—%
Recipe Acquisition Corp. (dba Roland Corporation)(4)(6)	Second lien senior secured loan	L + 8.00%	12/1/2022	32,000	31,570	31,840	1.0%
Tall Tree Foods, Inc.(4)(5)	First lien senior secured loan	L + 7.25%	8/12/2022	46,150	45,694	44,765	1.4%
Ultimate Baked Goods Midco, LLC(4)(5)(21)	First lien senior secured loan	L + 4.00%	8/11/2025	27,000	26,422	26,190	0.8%
Ultimate Baked Goods Midco, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.00%	8/9/2023	—	(105)	(152)	—%

				495,091	486,187	475,662	14.6%
Healthcare providers and services
Covenant Surgical Partners, Inc.(4)(6)	First lien senior secured loan	L + 4.50%	10/4/2024	29,722	29,722	29,574	0.9%
Covenant Surgical Partners, Inc.(4)(13)(14)(15)	First lien senior secured delayed draw term loan	L + 4.50%	11/30/2020	—	(734)	(750)	—%
Geodigm Corporation (dba National Dentex)(4)(5)(10)(21)	First lien senior secured loan	L + 6.67%	12/1/2021	124,720	123,736	123,473	3.8%
GI Chill Acquisition (dba California Cryobank)(4)(6)(21)	First lien senior secured loan	L + 4.00%	8/6/2025	31,920	31,768	31,441	1.0%
GI Chill Acquisition (dba California Cryobank)(4)(6)(21)	Second lien senior secured loan	L + 7.50%	8/6/2026	135,400	134,092	132,692	4.1%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
TC Holdings, LLC (dba TrialCard)(4)(6)(21)	First lien senior secured loan	L + 4.50%	11/14/2023	61,598	60,458	60,366	1.8%
TC Holdings, LLC (dba TrialCard)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 4.50%	6/30/2019	—	(434)	(194)	—%
TC Holdings, LLC (dba TrialCard)(4)(6)(13)(21)	First lien senior secured revolving loan	L + 4.50%	11/14/2022	839	753	738	—%

				384,199	379,361	377,340	11.6%
Healthcare technology
Bracket Intermediate Holding Corp.(4)(6)(21)	First lien senior secured loan	L + 4.25%	9/5/2025	15,711	15,635	15,593	0.5%
Bracket Intermediate Holding Corp.(4)(6)(21)	Second lien senior secured loan	L + 8.13%	9/5/2026	26,250	25,739	25,659	0.8%

				41,961	41,374	41,252	1.3%
Household products
Hayward Industries, Inc.(4)(5)(21)	Second lien senior secured loan	L + 8.25%	8/4/2025	52,149	51,237	51,888	1.6%
Infrastructure and environmental services
FR Arsenal Holdings II Corp. (dba Applied-Cleveland Holdings, Inc.)(4)(6)	First lien senior secured loan	L + 7.25%	9/8/2022	147,333	144,977	147,334	4.5%
LineStar Integrity Services LLC(4)(6)(21)	First lien senior secured loan	L + 7.25%	2/12/2024	51,279	50,372	50,254	1.5%
LineStar Integrity Services LLC(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 7.25%	8/12/2019	—	(220)	(258)	—%

				198,612	195,129	197,330	6.0%
Insurance
CD&R TZ Purchaser, Inc. (dba Tranzact)(4)(6)	First lien senior secured loan	L + 6.00%	7/21/2023	34,194	32,718	33,852	1.0%
Internet software and services
Accela, Inc.(4)(6)	First lien senior secured loan	L + 6.00%	9/28/2023	48,630	47,624	47,171	1.4%
Accela, Inc.(4)(8)(13)	First lien senior secured revolving loan	P + 5.00%	9/28/2023	2,716	2,597	2,536	0.1%
Genesis Acquisition Co. (dba Procare Software)(4)(5)(21)	First lien senior secured loan	L + 4.00%	7/31/2024	18,155	17,813	17,611	0.5%
Genesis Acquisition Co. (dba Procare Software)(4)(13)(14)(15)(21)	First lien senior secured delayed draw term loan	L + 4.00%	7/31/2020	—	(44)	(95)	—%
Genesis Acquisition Co. (dba Procare Software)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.00%	7/31/2024	—	(49)	(79)	—%
Infoblox Inc.(4)(5)	Second lien senior secured loan	L + 8.75%	11/7/2024	30,000	29,526	30,000	0.9%
IQN Holding Corp. (dba Beeline)(4)(6)(21)	First lien senior secured loan	L + 5.50%	8/20/2024	193,843	191,076	188,996	5.8%
IQN Holding Corp. (dba Beeline)(4)(6)(13)(21)	First lien senior secured revolving loan	L + 5.50%	8/20/2023	7,139	6,824	6,572	0.2%
Lightning Midco, LLC (dba Vector Solutions)(4)(6)(21)	First lien senior secured loan	L + 5.50%	11/21/2025	114,914	113,781	113,765	3.5%
Lightning Midco, LLC (dba Vector Solutions)(4)(8)(13)(15)(21)	First lien senior secured delayed draw term loan	P + 4.50%	11/23/2020	7,376	7,113	7,109	0.2%
Lightning Midco, LLC (dba Vector Solutions)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	11/21/2023	—	(131)	(134)	—%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(5)(21)	First lien senior secured loan	L + 6.50%	6/17/2024	135,307	133,718	133,954	4.1%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.50%	6/15/2023	—	(73)	(64)	—%

				558,080	549,775	547,342	16.7%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Leisure and entertainment
Capital Sports Holdings Inc. (dba Ottawa Senators)(4)(9)(16)	First lien senior secured loan	C + 5.25%	6/22/2024	14,642	15,062	14,204	0.4%
Troon Golf, L.L.C.(4)(6)(10)(12)(21)	First lien senior secured term loan A and B	L + 6.38% (TLA: L + 3.5%; TLB: L + 7.1%)	9/29/2023	169,395	167,273	169,395	5.1%
Troon Golf, L.L.C.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.38%	9/29/2023	—	(171)	—	—%
UFC Holdings, LLC(4)(5)(19)	Second lien senior secured loan	L + 7.50%	8/18/2024	35,000	34,739	34,493	1.1%

				219,037	216,903	218,092	6.6%
Manufacturing
Ideal Tridon Holdings, Inc.(4)(6)(21)	First lien senior secured loan	L + 6.50%	7/31/2023	46,577	45,852	45,878	1.4%
Ideal Tridon Holdings, Inc.(4)(6)(13)(21)	First lien senior secured revolving loan	L + 6.50%	7/31/2022	3,568	3,499	3,496	0.1%
Professional Plumbing Group, Inc.(4)(6)(21)	First lien senior secured loan	L + 6.75%	4/16/2024	52,744	52,026	51,426	1.6%
Professional Plumbing Group, Inc.(4)(6)(13)(21)	First lien senior secured revolving loan	L + 6.75%	4/16/2024	2,657	2,543	2,436	0.1%

				105,546	103,920	103,236	3.2%
Oil and gas
Black Mountain Sand Eagle Ford LLC(4)(6)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 8.25%	6/30/2019	45,973	45,001	44,495	1.4%
Brigham Minerals, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	7/27/2024	115,000	113,917	112,700	3.5%
Brigham Minerals, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 5.50%	10/27/2019	46,000	45,360	44,620	1.4%
Brigham Minerals, LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 5.50%	7/27/2024	—	(85)	(184)	—%
Zenith Energy U.S. Logistics Holdings, LLC(4)(5)(21)	First lien senior secured loan	L + 5.50%	12/21/2024	85,365	83,801	83,657	2.6%

				292,338	287,994	285,288	8.9%
Professional services
AmSpec Services Inc.(4)(6)(21)	First lien senior secured loan	L + 5.75%	7/2/2024	102,781	101,104	100,211	3.1%
AmSpec Services Inc.(4)(8)(13)(21)	First lien senior secured revolving loan	P + 3.75%	7/2/2024	2,377	2,145	2,016	0.1%
Cardinal US Holdings, Inc.(4)(6)(16)(21)	First lien senior secured loan	L + 5.00%	7/31/2023	91,125	87,285	90,669	2.8%
DMT Solutions Global Corporation(4)(7)(21)	First lien senior secured loan	L + 7.00%	7/2/2024	54,600	52,554	52,416	1.6%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(6)(16)(21)	First lien senior secured loan	L + 6.50%	6/15/2025	74,276	72,877	72,792	2.2%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(13)(14)(15)(16)(21)	First lien senior secured delayed draw term loan	L + 6.50%	2/28/2019	—	(664)	(721)	—%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(6)(13)(15)(16)(21)	First lien senior secured multi-draw term loan	L + 6.50%	6/15/2020	12,013	11,577	11,412	0.3%
GC Agile Holdings Limited (dba Apex Fund Services)(4)(13)(14)(16)(21)	First lien senior secured revolving loan	L + 6.50%	6/15/2023	—	(296)	(208)	—%
Gerson Lehrman Group, Inc.(4)(6)(21)	First lien senior secured loan	L + 4.25%	12/12/2024	336,585	333,245	333,220	10.2%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

Company(1)(17)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)(23)	Fair Value	Percentage of Net Assets
Gerson Lehrman Group, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 4.25%	12/12/2024	—	(232)	(234)	—%

				673,757	659,595	661,573	20.3%
Specialty retail
EW Holdco, LLC (dba European Wax)(4)(5)(21)	First lien senior secured loan	L + 4.50%	9/25/2024	57,356	56,804	56,209	1.7%
Galls, LLC(4)(5)(21)	First lien senior secured loan	L + 6.25%	1/31/2025	91,925	90,893	90,086	2.8%
Galls, LLC(4)(5)(13)(21)	First lien senior secured revolving loan	L + 6.25%	1/31/2024	9,637	9,350	9,216	0.3%
Galls, LLC(4)(5)(13)(15)(21)	First lien senior secured delayed draw term loan	L + 6.25%	1/31/2020	7,930	7,652	7,534	0.2%

				166,848	164,699	163,045	5.0%
Telecommunications
DB Datacenter Holdings Inc.(4)(5)(21)	Second lien senior secured loan	L + 7.50%	4/3/2025	35,000	34,537	34,300	1.1%
Transportation
Lytx, Inc.(4)(5)(21)	First lien senior secured loan	L + 6.75%	8/31/2023	44,134	43,034	44,134	1.4%
Lytx, Inc.(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.75%	8/31/2022	—	(45)	—	—%
Motus, LLC and Runzheimer International LLC(4)(6)(21)	First lien senior secured loan	L + 6.75%	1/17/2024	67,093	65,629	65,416	2.0%
Motus, LLC and Runzheimer International LLC(4)(13)(14)(21)	First lien senior secured revolving loan	L + 6.75%	1/17/2023	—	(111)	(137)	—%
Uber Technologies, Inc.(19)(21)(22)	Unsecured note	7.50%	11/1/2023	9,200	9,200	8,884	0.3%
Uber Technologies, Inc.(19)(21)(22)	Unsecured note	8.00%	11/1/2026	13,800	13,800	13,299	0.4%

				134,227	131,507	131,596	4.1%

Total non-controlled/non-affiliated portfolio company debt investments				5,808,505	5,709,080	5,686,384	174.2%

Equity Investments
Food and beverage
CM7 Restaurant Holdings, LLC(21)(22)	LLC Interest	N/A	N/A	340	340	188	—%
H-Food Holdings, LLC(21)(22)	LLC Interest	N/A	N/A	10,875	10,875	10,875	0.3%

				11,215	11,215	11,063	0.3%

Total non-controlled/non-affiliated portfolio company equity investments				11,215	11,215	11,063	0.3%

Total non-controlled/non-affiliated portfolio company investments				5,819,720	5,720,295	5,697,447	174.5%

Controlled/affiliated portfolio company investments
Equity Investments
Investment funds and vehicles
Sebago Lake LLC(11)(16)(18)(20)(22)		N/A	N/A	91,138	91,138	86,622	2.7%

Total controlled/affiliated portfolio company investments				91,138	91,138	86,622	2.7%

Total Investments				$5,910,858	$5,811,433	$5,784,069	177.2%

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

	Interest Rate Swaps as of December 31, 2018
	Company Receives	Company Pays	Maturity Date	Notional Amount	Hedged Instrument	Footnote Reference
Interest rate swap	4.75%	L + 2.545%	12/21/2021	$150,000	2023 Notes	Note 6

Total				$150,000

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, all investments are considered Level 3 investments.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)

Loan contains a variable rate structure and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(5)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2018 was 2.50%.
(6)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2018 was 2.81%.
(7)	The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2018 was 2.88%.
(8)	The interest rate on these loans is subject to Prime, which as of December 31, 2018 was 5.50%.
(9)	The interest rate on this loan is subject to 3-month Canadian Dollar Offered Rate (“CDOR” or “C”), which as of December 31, 2018 was 2.24%.
(10)

The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss.

(11)	Investment measured at NAV.
(12)

The first lien term loan is comprised of two components: Term Loan A and Term Loan B. The Company’s Term Loan A and Term Loan B principal amounts are $32.8 million and $136.6 million, respectively. Both Term Loan A and Term Loan B have the same maturity date. Interest disclosed reflects the blended rate of the first lien term loan. The Term Loan A represents a ‘first out’ tranche and the Term Loan B represents a ‘last out’ tranche. The ‘first out’ tranche has priority as to the ‘last out’ tranche with respect to payments of principal, interest and any amounts due thereunder.

(13)	Position or portion thereof is an unfunded loan commitment. See Note 7 “Commitments and Contingencies”.
(14)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(15)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(16)

This portfolio company is not a qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of total assets. As of December 31, 2018, non-qualifying assets represented 5.6% of total assets as calculated in accordance with the regulatory requirements.

(17)

Unless otherwise indicated, the Company’s portfolio companies are pledged as collateral supporting the amounts outstanding under the Revolving Credit Facility and SPV Asset Facilities. See Note 6 “Debt”.

(18)

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, the Company does not believe that it has control over this portfolio company. The Company’s investment in affiliates for the year ended December 31, 2018, were as follows:

($ in thousands)	Fair value as of December 31, 2017	Gross Additions	Gross Reductions	Change in Unrealized Gains (Losses)	Fair value as of December 31, 2018	Dividend Income	Other Income
Controlled Affiliates
Sebago Lake LLC	$65,599	$26,110	$—	$(5,087)	$86,622	$8,379	$4,871

Total Controlled Affiliates	$65,599	$26,110	$—	$(5,087)	$86,622	$8,379	$4,871

(19)	Level 2 investment.
(20)	Investment is not pledged as collateral for the credit facilities.

Owl Rock Capital Corporation

Consolidated Schedules of Investments

As of December 31, 2018

(Amounts in thousands, except share amounts)

(21)

Represents co-investment made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Agreements and Related Party Transactions.”

(22)

Security acquired in transaction exempt from registration under the Securities Act of 1933, and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2018, the aggregate fair value of these securities is $119.9 million or 3.7% of the Company’s net assets.

(23)

As of December 31, 2018, the net estimated unrealized loss for U.S. federal income tax purposes was $41.2 million based on a tax cost basis of $5.8 billion. As of December 31, 2018, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $62.2 million and the estimated aggregate gross unrealized gain for U.S. federal income tax purposes was $21.0 million.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Changes in Net Assets

(Amounts in thousands)

(Unaudited)

	For the Three Months Ended March 31,
	2019	2018
Increase (Decrease) in Net Assets Resulting from Operations
Net investment income (loss)	$96,005	$38,677
Net unrealized gain (loss)	18,452	5,441
Net realized gain (loss)	30	158

Net Increase (Decrease) in Net Assets Resulting from Operations	114,487	44,276

Distributions
Distributions declared from earnings(1)	(88,479)	(36,382)

Net Decrease in Net Assets Resulting from Shareholders’ Distributions	(88,479)	(36,382)

Capital Share Transactions
Issuance of common shares	750,000	174,971
Reinvestment of distributions	39,461	18,514

Net Increase in Net Assets Resulting from Capital Share Transactions	789,461	193,485

Total Increase in Net Assets	815,469	201,379

Net Assets, at beginning of period	3,264,845	1,472,579

Net Assets, at end of period	$4,080,314	$1,673,958

(1)	For the three months ended March 31, 2019 and 2018, distributions declared from earnings were derived from net investment income

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	For the Three Months Ended March 31,
	2019	2018
Cash Flows from Operating Activities
Net Increase (Decrease) in Net Assets Resulting from Operations	$114,487	$44,276
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments, net	(1,110,981)	(862,914)
Proceeds from investments, net	89,870	234,005
Net amortization of discount on investments	(4,614)	(3,867)
Payment-in-kind interest	(3,631)	(1,114)
Net change in unrealized (gain) loss on investments	(18,474)	(5,441)
Net change in unrealized (gains) losses on translation of assets and liabilities in foreign currencies	22	—
Net realized (gain) loss	4	(158)
Amortization of debt issuance costs	1,972	1,095
Amortization of offering costs	14	213
Changes in operating assets and liabilities:
(Increase) decrease in receivable for investments sold	—	19,900
(Increase) decrease in interest receivable	(13,473)	(3,705)
(Increase) decrease in receivable from a controlled affiliate	5,403	998
(Increase) decrease in prepaid expenses and other assets	(2,089)	(343)
Increase (decrease) in management fee payable	1,137	883
Increase (decrease) in payables to affiliate	(872)	(1,268)
Increase (decrease) in payables for investments purchased	(3,180)	350
Increase (decrease) in accrued expenses and other liabilities	5,381	5,175

Net cash used in operating activities	(939,024)	(571,915)

Cash Flows from Financing Activities
Borrowings on debt	790,435	716,000
Payments on debt	(591,000)	(295,000)
Debt issuance costs	(308)	(3,032)
Proceeds from issuance of common shares	750,000	174,971
Offering costs paid	(44)	(164)
Cash distributions paid to shareholders	(38,889)	(15,031)

Net cash provided by financing activities	910,194	577,744

Net increase (decrease) in cash and restricted cash (restricted cash of $1,894 and $(683), respectively)	(28,830)	5,829
Cash and restricted cash, beginning of period (restricted cash of $6,013 and $2,638, respectively)	127,603	20,071

Cash and restricted cash, end of period (restricted cash of $4,119 and $3,321, respectively)	$98,773	$25,900

Supplemental and Non-Cash Information
Interest paid during the period	$25,973	$4,202
Distributions declared during the period	$88,479	$36,382
Reinvestment of distributions during the period	$39,461	$18,514
Distributions Payable	$88,479	$36,382
Excise taxes paid	$1,100	$210

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)

Note 1. Organization

Owl Rock Capital Corporation (the “Company”) is a Maryland corporation formed on October 15, 2015. The Company was formed primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. The Company invests in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. The Company’s investment objective is to generate current income and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes, the Company is treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Because the Company has elected to be regulated as a BDC and qualifies as a RIC under the Code, the Company’s portfolio is subject to diversification and other requirements.

On April 27, 2016, the Company formed a wholly-owned subsidiary, OR Lending LLC, a Delaware limited liability company, which holds a California finance lenders license. OR Lending LLC loans to borrowers headquartered in California. From time to time the Company may form wholly-owned subsidiaries to facilitate the normal course of business.

Owl Rock Capital Advisors LLC (the “Adviser”) serves as the Company’s investment adviser. The Adviser is an indirect subsidiary of Owl Rock Capital Partners LP (“Owl Rock Capital Partners”). The Adviser is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the 1940 Act. Subject to the overall supervision of the Company’s board of directors (the “Board”), the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company.

From March 3, 2016 (the “Initial Closing”) through March 2, 2018, the Company conducted private offerings (each, a “Private Offering”) of common stock to accredited investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of each Private Offering, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of the Company’s common stock pursuant to a subscription agreement entered into with the Company. Investors are required to fund drawdowns to purchase shares of the Company’s common stock up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors. If the Company has not consummated a listing of its common shares on a national securities exchange (an “Exchange Listing”) by March 3, 2021, the five-year anniversary of the Initial Closing, subject to extension for two additional one-year periods, at the sole discretion of the Board, the Board (subject to any necessary shareholder approvals and applicable requirements of the 1940 Act) will use its commercially reasonable efforts to wind down and/or liquidate and dissolve the Company in an orderly manner.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is an investment company and, therefore, applies the specialized accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements have been included. The

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Company was initially capitalized on March 1, 2016 and commenced operations on March 3, 2016. The Company’s fiscal year ends on December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual amounts could differ from those estimates and such differences could be material.

Cash

Cash consists of deposits held at a custodian bank and restricted cash pledged as collateral. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

Investments at Fair Value

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of the Company’s investments, are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Company’s audit committee and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of the Company’s investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase or sale transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

The Company conducts this valuation process on a quarterly basis.

The Company applies Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, the Company considers its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs. In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (such as broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, the Company, or the independent valuation firm(s), reviews pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If the Company were required to liquidate a portfolio

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Financial and Derivative Instruments

Pursuant to ASC 815 Derivatives and Hedging, further clarified by the FASB’s issuance of the Accounting Standards Update (“ASU”) No. 2017-12, Derivatives and Hedging, which was adopted early in 2017 by the Company, all derivative instruments entered into by the Company are designated as hedging instruments. For all derivative instruments designated as a hedge, the entire change in the fair value of the hedging instrument shall be recorded in the same line item of the Consolidated Statements of Operations as the hedged item. The Company’s derivative instruments are used to hedge the Company’s fixed rate debt, and therefore both the periodic payment and the change in fair value for the effective hedge, if applicable, will be recognized as components of interest expense in the Consolidated Statements of Operations.

Foreign Currency

Foreign currency amounts are translated into U.S. dollars on the following basis:

•	cash, fair value of investments, outstanding debt, other assets and liabilities: at the spot exchange rate on the last business day of the period; and

•	purchases and sales of investments, borrowings and repayments of such borrowings, income and expenses: at the rates of exchange prevailing on the respective dates of such transactions.

The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations with the change in unrealized gains (losses) on translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations. The Company’s current approach to hedging the foreign currency exposure in its non-U.S. dollar denominated investments is primarily to borrow the par amount in local currency under the Company’s Revolving Credit Facility to fund these investments. Fluctuations arising from the translation of foreign currency borrowings are included with the net change in unrealized gains (losses) on translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations.

Investments denominated in foreign currencies and foreign currency transactions may involve certain considerations and risks not typically associated with those of domestic origin, including unanticipated movements in the value of the foreign currency relative to the U.S. dollar.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Discounts and premiums to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. As of March 31, 2019, no investments are on non-accrual status.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Other Income

From time to time, the Company may receive fees for services provided to portfolio companies. These fees are generally only available to the Company as a result of closing investments, are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the Adviser provides vary by investment, but can include closing, work, diligence or other similar fees and fees for providing managerial assistance to our portfolio companies.

Organization Expenses

Costs associated with the organization of the Company are expensed as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.

Offering Expenses

Costs associated with the offering of common shares of the Company are capitalized as deferred offering expenses and are included in prepaid expenses and other assets in the Consolidated Statements of Assets and Liabilities and are amortized over a twelve-month period from incurrence. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.

Debt Issuance Costs

The Company records origination and other expenses related to its debt obligations as deferred financing costs. These expenses are deferred and amortized utilizing the effective yield method, over the life of the related debt instrument. Debt issuance costs are presented on the Consolidated Statements of Assets and Liabilities as a direct deduction from the debt liability. In circumstances in which there is not an associated debt liability amount recorded in the consolidated financial statements when the debt issuance costs are incurred, such debt issuance costs will be reported on the Consolidated Statements of Assets and Liabilities as an asset until the debt liability is recorded.

Reimbursement of Transaction-Related Expenses

The Company may receive reimbursement for certain transaction-related expenses in pursuing investments. Transaction-related expenses, which are generally expected to be reimbursed by the Company’s portfolio

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

companies, are typically deferred until the transaction is consummated and are recorded in prepaid expenses and other assets on the date incurred. The costs of successfully completed investments not otherwise reimbursed are borne by the Company and are included as a component of the investment’s cost basis.

Cash advances received in respect of transaction-related expenses are recorded as cash with an offset to accrued expenses and other liabilities. Accrued expenses and other liabilities are relieved as reimbursable expenses are incurred.

Income Taxes

The Company has elected to be treated as a BDC under the 1940 Act. The Company has elected to be treated as a RIC under the Code beginning with its taxable year ending December 31, 2016 and intends to continue to qualify as a RIC. So long as the Company maintains its tax treatment as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Instead, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.

To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no material uncertain tax positions through December 31, 2018. The 2015 through 2017 tax years remain subject to examination by U.S. federal, state and local tax authorities.

Distributions to Common Shareholders

Distributions to common shareholders are recorded on the record date. The amount to be distributed is determined by the Board and is generally based upon the earnings estimated by the Adviser. Net realized long-term capital gains, if any, would be generally distributed at least annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of any cash distributions on behalf of shareholders, unless a shareholder elects to receive cash. As a result, if the Board

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Notes to Consolidated Financial Statements (Unaudited)—Continued

authorizes and declares a cash distribution, then the shareholders who have not “opted out” of the dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash distribution. The Company expects to use newly issued shares to implement the dividend reinvestment plan.

Consolidation

As provided under Regulation S-X and ASC Topic 946—Financial Services—Investment Companies, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company does not consolidate its equity interest in Sebago Lake LLC (“Sebago Lake”). For further description of the Company’s investment in Sebago Lake, see Note 4 “Investments”.

New Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance in this ASU supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). Under the updated guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the guidance in ASU No. 2014-09 and has the same effective date as the original standard.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, an update on identifying performance obligations and accounting for licenses of intellectual property.

In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which includes amendments for enhanced clarification of the guidance.

In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Revenue from Contracts with Customers (Topic 606), the amendments in this update are of a similar nature to the items typically addressed in the technical corrections and improvements project.

Management has adopted the aforementioned accounting pronouncements and does not believe that they had a material effect on the accompanying consolidated financial statements.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Note 3. Agreements and Related Party Transactions

Administration Agreement

On March 1, 2016, the Company entered into an Administration Agreement (the “Administration Agreement”) with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees, the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.

The Administration Agreement also provides that the Company reimburses the Adviser for certain organization costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

The Company reimburses the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Adviser for any services performed for it by such affiliate or third party.

On February 27, 2019, the Board approved to extend the Administration Agreement. Unless earlier terminated as described below, the Administration Agreement will remain in effect until March 1, 2020 and from year to year thereafter if approved annually by (1) the vote of the Board, or by the vote of a majority of its outstanding voting securities, and (2) the vote of a majority of the Company’s directors who are not “interested persons” of the Company, of the Adviser or of any of their respective affiliates, as defined in the 1940 Act. The Administration Agreement may be terminated at any time, without the payment of any penalty, on 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Company, or by the vote of the Board or by the Adviser.

No person who is an officer, director, or employee of the Adviser or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director. However, the Company reimburses the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser or its affiliates to the Company’s Chief Compliance Officer, Chief Financial Officer and their respective staffs (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Directors who are not affiliated with the Adviser receive compensation for their services and reimbursement of expenses incurred to attend meetings.

For the three months ended March 31, 2019 and 2018 the Company incurred expenses of approximately $1.3 million and $0.7 million, respectively, for costs and expenses reimbursable to the Adviser under the terms of the Administration Agreement.

As of March 31, 2019 and December 31, 2018, amounts reimbursable to the Adviser pursuant to the Administration Agreement were $1.9 million and $2.8 million, respectively.

Investment Advisory Agreement

On March 1, 2016, the Company entered into the Original Investment Advisory Agreement with the Adviser. On February 27, 2019, the Board determined to amend and restate the Original Investment Advisory Agreement (as amended and restated, the “Investment Advisory Agreement”) to reduce the fees that the

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Company will pay the Adviser following an Exchange Listing. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the Company’s business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring its portfolio companies on an ongoing basis through a team of investment professionals.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired.

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect until February 27, 2020 and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, by a majority of independent directors.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of any penalty, the Company may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a majority (as defined under the 1940 Act) of the outstanding shares of the Company’s common stock or the Adviser. In addition, without payment of any penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice and, in certain circumstances, the Adviser may only be able to terminate the Investment Advisory Agreement upon 120 days’ written notice.

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

Under the terms of the Investment Advisory Agreement, the Company will pay the Adviser a base management fee and may also pay to it certain incentive fees. The cost of both the management fee and the incentive fee will ultimately be borne by the Company’s shareholders.

The management fee is payable quarterly in arrears. Prior to the future quotation or listing of the Company’s securities on a national securities exchange (an “Exchange Listing”) or the future quotation or listing of its securities on any other public trading market, the management fee is payable at an annual rate of 0.75% of the Company’s (i) average gross assets, excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the Company’s two most recently completed calendar quarters plus (ii) the average of any remaining unfunded Capital Commitments at the end of the two most recently completed calendar quarters. Following an Exchange Listing, the management fee is payable at an annual rate of 1.5% of the Company’s average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be.

For the three months ended March 31, 2019 and 2018, management fees were $15.2 million and $12.0 million, respectively.

Pursuant to the Investment Advisory Agreement, the Adviser will not be entitled to an incentive fee prior to an Exchange Listing. Following an Exchange Listing, the incentive fee will consist of two components that are

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on the Company’s pre-incentive fee net investment income and a portion is based on the Company’s capital gains. The portion of the incentive fee based on pre-incentive fee net investment income is determined and paid quarterly in arrears commencing with the first calendar quarter following an Exchange Listing, and equals 100% of the pre-incentive fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-incentive fee net investment income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-incentive fee net investment income for that calendar quarter.

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.5% of cumulative realized capital gains from the date on which the Exchange Listing becomes effective (the “Listing Date”) to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

There was no incentive fee for the three months ended March 31, 2019 and 2018.

Affiliated Transactions

The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. The Company, the Adviser and certain of their affiliates have been granted exemptive relief by the SEC for the Company to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, the Company generally is permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. The Adviser is under common control with Owl Rock Technology Advisors LLC (“ORTA”) and Owl Rock Capital Private Fund Advisors LLC (“ORCPFA”), which are also investment advisers and indirect subsidiaries of Owl Rock Capital Partners. The Adviser, ORTA, ORCPFA and Owl Rock Capital Partners are referred to, collectively, as “Owl Rock.” Owl Rock’s investment allocation policy seeks to ensure equitable allocation of investment opportunities between the Company, Owl Rock Capital Corporation II, a BDC advised by the Adviser, Owl Rock Technology Finance Corp., a BDC advised by ORTA, and/or other funds managed by the Adviser or its affiliates. As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolio of Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp. and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

License Agreement

The Company has entered into a license agreement (the “License Agreement”), pursuant to which an affiliate of Owl Rock Capital Partners LP has granted the Company a non-exclusive license to use the name

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Notes to Consolidated Financial Statements (Unaudited)—Continued

“Owl Rock.” Under the License Agreement, the Company has a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains the Company’s investment adviser. Other than with respect to this limited license, the Company will have no legal right to the “Owl Rock” name or logo.

Note 4. Investments

Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, “non-affiliated investments” are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the accompanying consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled non-affiliated, non-controlled affiliated or controlled affiliated investments.

Investments at fair value and amortized cost consisted of the following as of March 31, 2019 and December 31, 2018:

	March 31, 2019		December 31, 2018
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$5,582,703	$5,579,004	$4,566,573	$4,554,835
Second-lien senior secured debt investments	1,130,237	1,125,016	1,119,507	1,109,366
Unsecured debt investments	23,000	24,230	23,000	22,183
Equity investments	11,215	12,294	11,215	11,063
Investment funds and vehicles(1)	93,638	91,168	91,138	86,622

Total Investments	$6,840,793	$6,831,712	$5,811,433	$5,784,069

(1)	Includes equity investment in Sebago Lake. See below, within Note 4, for more information regarding Sebago Lake.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

The industry composition of investments based on fair value as of March 31, 2019 and December 31, 2018 was as follows:

	March 31, 2019	December 31, 2018
Advertising and media	3.6%	4.2%
Aerospace and defense	1.5	—
Automotive	2.2	2.6
Buildings and real estate	6.2	5.2
Business services	8.8	7.6
Chemicals	3.5	1.7
Consumer products	3.5	1.8
Containers and packaging	0.6	0.7
Distribution	9.2	10.6
Education	2.6	3.0
Energy equipment and services	1.4	1.6
Financial services	1.5	1.9
Food and beverage	7.2	8.4
Healthcare providers and services	8.1	6.5
Healthcare technology	0.6	0.7
Household products	0.8	0.9
Infrastructure and environmental services	2.9	3.4
Insurance	0.6	0.6
Internet software and services	9.4	9.5
Investment funds and vehicles (1)	1.3	1.5
Leisure and entertainment	3.3	3.8
Manufacturing	1.5	1.8
Oil and gas	5.0	4.9
Professional services	9.8	11.4
Specialty retail	2.4	2.8
Telecommunications	0.5	0.6
Transportation	2.0	2.3

Total	100.0%	100.0%

(1)	Includes equity investment in Sebago Lake. See below, within Note 4, for more information regarding Sebago Lake.

The geographic composition of investments based on fair value as of March 31, 2019 and December 31, 2018 was as follows:

	March 31, 2019	December 31, 2018
United States:
Midwest	17.4%	17.3%
Northeast	20.4	22.0
South	39.9	36.7
West	18.6	20.1
Belgium	1.3	1.6
Canada	0.8	0.9
United Kingdom	1.6	1.4

Total	100.0%	100.0%

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake LLC

Sebago Lake, a Delaware limited liability company, was formed as a joint venture between the Company and The Regents of the University of California (“Regents”) and commenced operations on June 20, 2017. Sebago Lake’s principal purpose is to make investments, primarily in senior secured loans that are made to middle-market companies or in broadly syndicated loans. Both the Company and Regents (the “Members”) have a 50% economic ownership in Sebago Lake. Except under certain circumstances, contributions to Sebago Lake cannot be redeemed. Each of the Members initially agreed to contribute up to $100 million to Sebago Lake. On July 26, 2018, each of the Members increased their contribution to Sebago Lake up to an aggregate of $125 million. As of March 31, 2019, each Member has funded $93.6 million of their $125 million commitments. Sebago Lake is managed by the Members, each of which have equal voting rights. Investment decisions must be approved by each of the Members.

The Company has determined that Sebago Lake is an investment company under ASC 946; however, in accordance with such guidance, the Company will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company does not consolidate its non-controlling interest in Sebago Lake.

During 2018, the Company acquired one investment from Sebago Lake at fair market value. The transaction generated a realized gain of $0.1 million for Sebago Lake. During 2017, the Company sold its investment in three portfolio companies at fair market value to Sebago Lake generating a realized gain of $0.5 million.

As of March 31, 2019 and December 31, 2018, Sebago Lake had total investments in senior secured debt at fair value of $481.0 million and $531.5 million, respectively. The determination of fair value is in accordance with ASC 820; however, such fair value is not included in the Board’s valuation process described herein. The following table is a summary of Sebago Lake’s portfolio as well as a listing of the portfolio investments in Sebago Lake’s portfolio as of March 31, 2019 and December 31, 2018:

($ in thousands)	March 31, 2019	December 31, 2018
Total senior secured debt investments(1)	$490,749	$545,553
Weighted average spread over LIBOR(1)	4.69%	4.66%
Number of portfolio companies	16	16
Largest funded investment to a single borrower(1)	$49,643	$49,768

(1)	At par.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake’s Portfolio as of March 31, 2019

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Debt Investments
Aerospace and defense
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(7)	First lien senior secured loan	L + 5.50%	12/21/2023	$35,457	$34,875	$34,713	19.0%
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(9)(10)(12)	First lien senior secured revolving loan	L + 5.50%	12/21/2022	—	(45)	(63)	—%
Space Exploration Technologies Corp.(6)	First lien senior secured loan	L + 4.25%	11/21/2025	24,938	24,699	24,688	13.5%

				60,395	59,529	59,338	32.5%
Education
SSH Group Holdings, Inc. (dba Stratford School)(6)	First lien senior secured loan	L + 4.25%	7/30/2025	34,825	34,728	34,303	18.8%
Food and beverage
DecoPac, Inc.(7)	First lien senior secured loan	L + 4.25%	9/30/2024	21,107	21,024	21,021	11.5%
DecoPac, Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.25%	9/29/2023	—	(13)	(14)	—%
FQSR, LLC (dba KBP Investments)(7)	First lien senior secured loan	L + 5.50%	5/14/2023	24,694	24,381	24,268	13.3%
FQSR, LLC (dba KBP Investments)(7)(9)(11)(12)	First lien senior secured delayed draw term loan	L + 5.50%	5/14/2020	3,305	3,229	3,199	1.8%
Give & Go Prepared Foods Corp.(7)	First lien senior secured loan	L + 4.25%	7/29/2023	24,625	24,578	22,470	12.3%
Sovos Brands Intermediate, Inc.(6)	First lien senior secured loan	L + 5.00%	7/20/2025	44,888	44,467	44,446	24.4%

				118,619	117,666	115,390	63.3%
Healthcare equipment and services
Cadence, Inc.(6)	First lien senior secured loan	L + 4.50%	5/21/2025	24,537	23,991	23,678	13.0%
Cadence, Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.50%	5/21/2025	—	(152)	(220)	(0.1)%

				24,537	23,839	23,458	12.9%
Healthcare technology
VVC Holdings Corp.(7)(8)	First lien senior secured loan	L + 4.50%	2/11/2026	20,000	19,604	19,700	10.8%
Infrastructure and environmental services
CHA Holding, Inc.(7)	First lien senior secured loan	L + 4.50%	4/10/2025	24,813	24,713	24,701	13.5%
CHA Holding, Inc.(9)(10)(11)(12)	First lien senior secured delayed draw term loan	L + 4.50%	10/10/2019	—	(23)	(24)	—%

				24,813	24,690	24,677	13.5%
Insurance
Integro Parent Inc.(7)	First lien senior secured loan	L + 5.75%	10/28/2022	44,540	44,353	44,016	24.1%
Integro Parent Inc.(9)(10)(12)	First lien senior secured revolving loan	L + 4.50%	10/30/2021	—	(23)	(59)	—%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(7)	First lien senior secured loan	L + 4.25%	3/29/2025	34,735	33,970	33,764	18.6%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(7)(9)(12)	First lien senior secured revolving loan	L + 4.25%	3/29/2023	1,250	1,100	1,063	0.6%

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake’s Portfolio as of March 31, 2019

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(7)(9)(11)	First lien senior secured delayed draw term loan	L + 4.25%	3/29/2020	6,132	5,945	5,888	3.2%
Worley Claims Services, LLC(6)	First lien senior secured loan	L + 5.50%	8/7/2022	29,494	29,263	29,317	16.1%
Worley Claims Services, LLC(6)(9)(12)	First lien senior secured delayed draw term loan	L + 5.50%	8/7/2022	1,966	1,950	1,954	1.1%

				118,117	116,558	115,943	63.7%
Internet software and services
DigiCert, Inc.(6)(8)	First lien senior secured loan	L + 4.00%	10/31/2024	49,643	49,390	48,650	26.7%
Manufacturing
Engineered Machinery Holdings(7)	First lien senior secured loan	L + 4.25%	7/19/2024	14,963	14,671	14,663	8.0%
Transportation
Uber Technologies, Inc.(6)(8)	First lien senior secured loan	L + 4.00%	4/4/2025	24,837	24,688	24,850	13.6%

Total Debt Investments				$490,749	$485,363	$480,972	263.8%

Total Investments				$490,749	$485,363	$480,972	263.8%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, Sebago Lake’s investments are pledged as collateral supporting the amounts outstanding under Sebago Lake’s credit facility.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)	Unless otherwise indicated, all investments are considered Level 3 investments.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of March 31, 2019 was 2.49%.
(7)	The interest rate on these loans is subject to 3 month LIBOR, which as of March 31, 2019 was 2.60%.
(8)	Level 2 investment.
(9)	Position or portion thereof is an unfunded loan commitment.
(10)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(11)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(12)	Investment is not pledged as collateral under Sebago Lake’s credit facility.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake’s Portfolio as of December 31, 2018

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
Debt Investments
Aerospace and defense
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(8)	First lien senior secured loan	L + 5.50%	12/21/2023	$35,547	$34,936	$34,765	20.1%
Applied Composites Holdings, LLC (fka AC&A Enterprises Holdings, LLC)(11)(12)(14)	First lien senior secured revolving loan	L + 5.50%	12/21/2022	—	(48)	(66)	—%
Space Exploration Technologies Corp.(6)	First lien senior secured loan	L + 4.25%	11/21/2025	25,000	24,751	24,750	14.3%

				60,547	59,639	59,449	34.4%
Education
SSH Group Holdings, Inc. (dba Stratford School)(8)	First lien senior secured loan	L + 4.25%	7/30/2025	34,913	34,812	34,383	19.8%
Food and beverage
DecoPac, Inc.(8)	First lien senior secured loan	L + 4.25%	9/30/2024	21,161	21,074	20,949	12.1%
DecoPac, Inc.(11)(12)(14)	First lien senior secured revolving loan	L + 4.25%	9/29/2023	—	(14)	(32)	—%
FQSR, LLC (dba KBP Investments)(8)	First lien senior secured loan	L + 5.50%	5/14/2023	24,756	24,426	24,202	14.0%
FQSR, LLC (dba KBP Investments)(8)(11)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	5/14/2020	3,305	3,224	3,168	1.8%
Give & Go Prepared Foods Corp.(8)	First lien senior secured loan	L + 4.25%	7/29/2023	24,688	24,638	21,725	12.5%
Sovos Brands Intermediate, Inc.(8)	First lien senior secured loan	L + 5.00%	7/20/2025	45,000	44,556	44,550	25.7%

				118,910	117,904	114,562	66.1%
Healthcare equipment and services
Beaver-Visitec International Holdings, Inc.(7)	First lien senior secured loan	L + 4.00%	8/19/2023	40,019	39,835	39,659	22.9%
Cadence, Inc.(6)	First lien senior secured loan	L + 4.50%	5/21/2025	24,599	24,034	23,418	13.5%
Cadence, Inc.(11)(12)(14)	First lien senior secured revolving loan	L + 4.50%	5/21/2025	—	(161)	(301)	(0.2)%

				64,618	63,708	62,776	36.2%
Infrastructure and environmental services
CHA Holding, Inc.(8)	First lien senior secured loan	L + 4.50%	4/10/2025	24,875	24,772	24,601	14.2%
CHA Holding, Inc.(11)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 4.50%	10/10/2019	—	(24)	(60)	—%

				24,875	24,748	24,541	14.2%
Insurance
Integro Parent Inc.(8)	First lien senior secured loan	L + 5.75%	10/28/2022	44,655	44,456	43,749	25.3%
Integro Parent Inc.(8)(11)(14)	First lien senior secured revolving loan	L + 4.50%	10/30/2021	1,830	1,805	1,728	1.0%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)	First lien senior secured loan	L + 4.25%	3/29/2025	34,822	34,095	33,608	19.3%

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake’s Portfolio as of December 31, 2018

($ in thousands)

Company(1)(2)(4)(5)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(3)	Fair Value	Percentage of Members’ Equity
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(9)(11)(14)	First lien senior secured revolving loan	P + 3.25%	3/29/2023	1,250	1,091	1,019	0.6%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)(11)(13)	First lien senior secured delayed draw term loan	L + 4.25%	3/29/2020	6,147	5,953	5,843	3.4%
Worley Claims Services, LLC(7)	First lien senior secured loan	L + 5.50%	8/7/2022	29,568	29,323	29,273	16.9%
Worley Claims Services, LLC(11)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	2/7/2019	—	(28)	—	—%

				118,272	116,695	115,220	66.5%
Internet software and services
DigiCert, Inc.(6)(10)	First lien senior secured loan	L + 4.00%	10/31/2024	49,768	49,505	48,623	28.1%
Manufacturing
ACProducts, Inc.(8)	First lien senior secured loan	L + 4.75%	1/3/2022	48,750	48,320	47,726	27.5%
Transportation
Uber Technologies, Inc.(6)(10)	First lien senior secured loan	L + 4.00%	4/4/2025	24,900	24,745	24,235	14.0%

Total Debt Investments				$545,553	$540,076	$531,515	306.8%

Total Investments				$545,553	$540,076	$531,515	306.8%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)	Unless otherwise indicated, Sebago Lake’s investments are pledged as collateral supporting the amounts outstanding under Sebago Lake’s credit facility.
(3)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(4)	Unless otherwise indicated, all investments are considered Level 3 investments.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2018 was 2.50%.
(7)	The interest rate on these loans is subject to 2 month LIBOR, which as of December 31, 2018 was 2.61%.
(8)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2018 was 2.81%.
(9)	The interest rate on these loans is subject to Prime, which as of December 31, 2018 was 5.50%.
(10)	Level 2 investment.
(11)	Position or portion thereof is an unfunded loan commitment.
(12)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(13)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(14)	Investment is not pledged as collateral under Sebago Lake’s credit facility.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake’s Portfolio as of December 31, 2018

($ in thousands)

Below is selected balance sheet information for Sebago Lake as of March 31, 2019 and December 31, 2018:

($ in thousands)	March 31, 2019 (Unaudited)	December 31, 2018
Assets
Investments at fair value (amortized cost of $485,363 and $540,076, respectively)	$480,972	$531,515
Cash	23,146	13,487
Interest receivable	1,091	1,925
Prepaid expenses and other assets	259	455

Total Assets	$505,468	$547,382

Liabilities
Debt (net of unamortized debt issuance costs of $5,003 and $5,368, respectively)	$314,976	$356,611
Loan origination and structuring fees payable	—	4,871
Distributions payable	5,394	6,460
Accrued expenses and other liabilities	2,761	6,196

Total Liabilities	$323,131	374,138
Members’ Equity
Members’ Equity	182,337	173,244

Members’ Equity	182,337	173,244

Total Liabilities and Members’ Equity	$505,468	$547,382

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Sebago Lake’s Portfolio as of December 31, 2018

($ in thousands)

Below is selected statement of operations information for Sebago Lake for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ in thousands)	2019	2018
Investment Income
Interest income	$10,396	$6,159
Other income	68	93

Total Investment Income	10,464	6,252

Expenses
Loan origination and structuring fee	—	1,183
Interest expense	4,633	2,624
Professional fees	180	189

Total Expenses	4,813	3,996

Net Investment Income Before Taxes	5,651	2,256

Taxes	334	—

Net Investment Income After Taxes	$5,317	$2,256

Net Realized and Unrealized Gain (Loss) on Investments
Net Unrealized Gain (Loss) on Investments	4,170	260

Total Net Unrealized Gain (Loss) on Investments	4,170	260

Net Increase in Members’ Equity Resulting from Operations	$9,487	$2,516

Loan Origination and Structuring Fees

If the loan origination and structuring fees earned by Sebago Lake during a fiscal year exceed Sebago Lake’s expenses and other obligations (excluding financing costs), such excess is allocated to the Member(s) responsible for the origination of the loans pro rata in accordance with the total loan origination and structuring fees earned by Sebago Lake with respect to the loans originated by such Member; provided, that in no event will the amount allocated to a Member exceed 1% of the par value of the loans originated by such Member in any fiscal year. The loan origination and structuring fee is accrued quarterly and included in other income from controlled, affiliated investments on the Company’s Consolidated Statements of Operations and paid annually. On February 27, 2019, the Members agreed to amend the terms of Sebago Lake’s operating agreement to eliminate the allocation of excess loan origination and structuring fees to the Members. As such, for the three months ended March 31, 2019 and we accrued no income based on loan origination and structuring fees. As of March 31, 2018, we accrued and received income based on loan origination and structuring fees of $1.2 million.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Note 5. Fair Value of Investments

Investments

The following tables present the fair value hierarchy of investments as of March 31, 2019 and December 31, 2018:

	Fair Value Hierarchy as of March 31, 2019
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$40,310	$5,538,694	$5,579,004
Second-lien senior secured debt investments	—	35,074	1,089,942	1,125,016
Unsecured debt investments	—	24,230	—	24,230
Equity investments	—	—	12,294	12,294

Subtotal	$—	$99,614	$6,640,930	$6,740,544

Investments measured at NAV(1)	—	—	—	91,168

Total Investments at fair value	$—	$99,614	$6,640,930	$6,831,712

(1)	Includes equity investment in Sebago Lake.

	Fair Value Hierarchy as of December 31, 2018
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$—	$4,554,835	$4,554,835
Second-lien senior secured debt investments	—	34,493	1,074,873	1,109,366
Unsecured debt investments	—	22,183	—	22,183
Equity investments	—	—	11,063	11,063

Subtotal	$—	$56,676	$5,640,771	$5,697,447

Investments measured at NAV(1)	—	—	—	86,622

Total Investments at fair value	$—	$56,676	$5,640,771	$5,784,069

(1)	Includes equity investment in Sebago Lake.

The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value as of and for the three months ended March 31, 2019 and 2018:

	As of and for the Three Months Ended March 31, 2019
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Equity investments	Total
Fair value, beginning of period	$4,554,835	$1,074,873	$11,063	$5,640,771
Purchases of investments, net(1)	1,092,134	10,238	—	1,102,372
Proceeds from investments, net	(80,023)	—	—	(80,023)
Net change in unrealized gain (loss)	7,679	4,349	1,231	13,259
Net realized gains (losses)	(4)	—	—	(4)
Net amortization of discount on investments	4,109	482	—	4,591
Transfers into (out of) Level 3(2)	(40,036)	—	—	(40,036)

Fair value, end of period	$5,538,694	$1,089,942	$12,294	$6,640,930

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

(1)	Purchases may include payment-in-kind (“PIK”).
(2)	Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur.

	As of and for the Three Months Ended March 31, 2018
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Equity investments	Total
Fair value, beginning of period	$1,612,191	$633,879	$2,760	$2,248,830
Purchases of investments, net(1)	563,402	283,734	—	847,136
Proceeds from investments, net	(129,163)	(57,000)	—	(186,163)
Net change in unrealized gain (loss)	6,499	(684)	—	5,815
Net realized gains (losses)	158	—		158
Net amortization of discount on investments	2,166	1,385	—	3,551
Transfers into (out of) Level 3(2)	(59,698)	—	—	(59,698)

Fair value, end of period	$1,995,555	$861,314	$2,760	$2,859,629

(1)	Purchases may include payment-in-kind (“PIK”).
(2)	Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur.

The following tables present information with respect to net change in unrealized gains on investments for which Level 3 inputs were used in determining the fair value that are still held by the Company for the three months ended March 31, 2019 and 2018:

($ in thousands)	Net change in unrealized gain (loss) for the Three Months Ended March 31, 2019 on Investments Held at March 31, 2019	Net change in unrealized gain (loss) for the Three Months Ended March 31, 2018 on Investments Held at March 31, 2018
First-lien senior secured debt investments	$7,676	$6,944
Second-lien senior secured debt investments	4,348	(365)
Equity investments	1,231	—

Total Investments	$13,255	$6,579

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of March 31, 2019 and December 31, 2018. The tables are not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

	As of March 31, 2019
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments	$4,752,165	Yield Analysis	Market Yield	6.2%-14.1% (9.8%)	Decrease
	786,529	Recent Transaction	Transaction Price	93.0%-99.0% (97.5%)	Increase
Second-lien senior secured debt investments	$1,089,942	Yield Analysis	Market Yield	10.2%-18.0% (11.6%)	Decrease
Equity Investments	$12,294	Market Approach	EBITDA Multiple	7.0x - 11.5x (11.4x)	Increase

	As of December 31, 2018
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments(1)	$3,719,125	Yield Analysis	Market Yield	6.4%-13.9% (10.4%)	Decrease
	712,109	Recent Transaction	Transaction Price	97.5%-99.0% (98.7%)	Increase
Second-lien senior secured debt investments	$1,074,873	Yield Analysis	Market Yield	10.7%-19.5% (12.1%)	Decrease
Equity Investments	$188	Market Approach	EBITDA Multiple	7.25x	Increase
	10,875	Recent Transaction	Transaction Price	1.0	Increase

(1)	Excludes investments with an aggregate fair value amounting to $123,601, which the Company valued using indicative bid prices obtained from brokers.

The Company typically determines the fair value of its performing Level 3 debt investments utilizing a yield analysis. In a yield analysis, a price is ascribed for each investment based upon an assessment of current and expected market yields for similar investments and risk profiles. Additional consideration is given to the expected life, portfolio company performance since close, and other terms and risks associated with an investment. Among other factors, a determinant of risk is the amount of leverage used by the portfolio company relative to its total enterprise value, and the rights and remedies of the Company’s investment within the portfolio company’s capital structure.

Significant unobservable quantitative inputs typically used in the fair value measurement of the Company’s Level 3 debt investments primarily include current market yields, including relevant market indices, but may also include quotes from brokers, dealers, and pricing services as indicated by comparable investments. For the

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Company’s Level 3 equity investments, a market approach, based on comparable publicly-traded company and comparable market transaction multiples of revenues, earnings before income taxes, depreciation and amortization (“EBITDA”) or some combination thereof and comparable market transactions typically would be used.

Financial Instruments Not Carried at Fair Value

The fair value of the Company’s credit facilities, which are categorized as Level 3 within the fair value hierarchy as of March 31, 2019 and December 31, 2018, approximates their carrying value. Additionally, the carrying amounts of the Company’s assets and liabilities, other than investments at fair value, approximate fair value due to their short maturities.

Note 6. Debt

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% (or 150% if certain conditions are met) after such borrowing. As of March 31, 2019 and December 31, 2018, the Company’s asset coverage was 245% and 225%, respectively.

Debt obligations consisted of the following as of March 31, 2019 and December 31, 2018:

	March 31, 2019
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$701,000	$180,621	$700,288
Revolving Credit Facility(4)	600,000	489,917	110,083	485,845
SPV Asset Facility I	400,000	400,000	—	396,549
SPV Asset Facility II	550,000	550,000	—	543,846
SPV Asset Facility III	500,000	500,000	—	495,402
2023 Notes(5)	150,000	150,000	—	147,875

Total Debt	$3,100,000	$2,790,917	$290,704	$2,769,805

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $0.7 million, $4.1 million, $3.4 million, $6.2 million, $4.6 million and $1.7 million, respectively.

(3)	The amount available is reduced by $18.4 million of outstanding letters of credit.
(4)	Includes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.
(5)	Inclusive of change in fair value of effective hedge.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

	December 31, 2018
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Subscription Credit Facility(3)	$900,000	$883,000	$4,487	$881,795
Revolving Credit Facility(4)	600,000	308,643	291,357	304,229
SPV Asset Facility I	400,000	400,000	—	396,352
SPV Asset Facility II	550,000	550,000	—	543,713
SPV Asset Facility III	500,000	300,000	200,000	294,995
2023 Notes(5)	150,000	150,000	—	146,633

Total Debt	$3,100,000	$2,591,643	$495,844	$2,567,717

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)

The carrying value of the Company’s Subscription Credit Facility, Revolving Credit Facility, SPV Asset Facility I, SPV Asset Facility II, SPV Asset Facility III and the 2023 Notes are presented net of deferred unamortized debt issuance costs of $1.2 million, $4.4 million, $3.6 million, $6.3 million, $5.0 million and $1.8 million, respectively.

(3)	The amount available is reduced by $12.5 million of outstanding letters of credit.
(4)	Includes the unrealized translation gain (loss) on borrowings denominated in foreign currencies.
(5)	Inclusive of change in fair value of effective hedge.

For the three months ended March 31, 2019 and 2018, the components of interest expense were as follows:

	For the Three Months Ended March 31,
($ in thousands)	2019	2018
Interest expense	$32,786	$10,962
Amortization of debt issuance costs	1,943	1,095

Total Interest Expense	$34,729	$12,057

Average interest rate	4.73%	3.63%
Average daily borrowings	$2,772,882	$1,146,078

Subscription Credit Facility

On August 1, 2016, the Company entered into a subscription credit facility (as amended, the “Subscription Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent (the “Administrative Agent”) and letter of credit issuer, and Wells Fargo, State Street Bank and Trust Company and the banks and financial institutions from time to time party thereto, as lenders.

The Subscription Credit Facility permitted the Company to borrow up to $250 million, subject to availability under the “Borrowing Base”. The Borrowing Base is calculated based on the unused Capital Commitments of the investors meeting various eligibility requirements above certain concentration limits based on investors’ credit ratings. The Original Subscription Credit Facility also included a provision permitting the Company to increase the size of the facility on or before August 1, 2017 up to a maximum principal amount not exceeding $500 million, subject to customary conditions, and included a further provision permitting the Company to increase the size of the facility under certain circumstances up to a maximum principal amount not exceeding $750 million, if the existing or new lenders agreed to commit to such further increase.

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

On September 14, 2016, the Company increased the size of the facility to a total of $300 million. On September 26, 2016, the Company increased the size of the facility to a total of $500 million. On January 4, 2017, the Company increased the size of the facility to a total of $575 million. On March 13, 2017, the Company increased the size of the facility to a total of $700 million.

On November 2, 2017, the Company amended the Subscription Credit Facility pursuant to a first amendment to revolving credit agreement, which, among other things: (i) increased the size of the facility to a total of $750 million and (ii) amended the accordion feature to permit the Company to increase the commitments under the Subscription Credit Facility under certain circumstances up to a maximum principal amount of $900 million, if the existing or new lenders agreed to commit to such further increase. On November 2, 2017, the Company temporarily increased the size of the facility to $850 million. On December 1, 2017, the Company increased the size of the Subscription Credit Facility to a total of $900 million.

Borrowings under the Subscription Credit Facility bear interest, at the Company’s election at the time of drawdown, at a rate per annum equal to (i) in the case of LIBOR rate loans, an adjusted LIBOR rate for the applicable interest period plus 1.60% or (ii) in the case of reference rate loans, the greatest of (A) a prime rate plus 0.60%, (B) the federal funds rate plus 1.10%, and (C) one-month LIBOR plus 1.60%. Loans may be converted from one rate to another at any time at the Company’s election, subject to certain conditions. The Company predominantly borrows utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. The Company also will pay an unused commitment fee of 0.25% per annum on the unused commitments.

The Subscription Credit Facility will mature upon the earliest of (i) the date three (3) years from August 1, 2016; (ii) the date upon which the Administrative Agent declares the obligations under the Credit Facility due and payable after the occurrence of an event of default; (iii) forty-five (45) days prior to the scheduled termination of the commitment period under the Company’s Subscription Agreements (as defined below); (iv) forty-five (45) days prior to the date of any listing of the Company’s common stock on a national securities exchange; (v) the termination of the commitment period under the Company’s Subscription Agreements (if earlier than the scheduled date); and (vi) the date the Company terminates the commitments pursuant to the Subscription Credit Facility.

The Subscription Credit Facility is secured by a perfected first priority security interest in the Company’s right, title, and interest in and to the capital commitments of the Company’s private investors, including the Company’s right to make capital calls, receive and apply capital contributions, enforce remedies and claims related thereto together with capital call proceeds and related rights, and a pledge of the collateral account into which capital call proceeds are deposited.

The Subscription Credit Facility contains customary covenants, including certain limitations on the incurrence by the Company of additional indebtedness and on the Company’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events, and customary events of default (with customary cure and notice provisions).

Transfers of interests in the Company by shareholders must comply with certain sections of the Subscription Credit Facility and the Company shall notify the Administrative Agent before such transfers take place. Such transfers may trigger mandatory prepayment obligations.

Revolving Credit Facility

On February 1, 2017, the Company entered into a senior secured revolving credit agreement (the “Original Revolving Credit Facility”). On April 2, 2019, the Company amended the Senior Secured Revolving Credit

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Notes to Consolidated Financial Statements (Unaudited)—Continued

Agreement (the “Amendment,” and the Original Revolving Credit Facility as amended by that certain First Amendment to Senior Secured Revolving Credit Agreement, dated as of July 17, 2017, the First Omnibus Amendment to Senior Secured Revolving Credit Agreement and Guarantee and Security Agreement, dated as of March 29, 2018, the Third Amendment to Senior Secured Revolving Credit Agreement, dated as of June 21, 2018, and the Amendment, the “Revolving Credit Facility”). The parties to the Revolving Credit Facility include the Company, as Borrower, the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”) and SunTrust Robinson Humphrey, Inc. and ING Capital LLC as Joint Lead Arrangers and Joint Book Runners, SunTrust Bank as Administrative Agent and ING Capital LLC as Syndication Agent.

The Revolving Credit Facility is guaranteed by OR Lending LLC, a subsidiary of the Company, and will be guaranteed by certain domestic subsidiaries of the Company that are formed or acquired by the Company in the future (collectively, the “Guarantors”). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including the funding of portfolio investments.

The maximum principal amount of the Revolving Credit Facility is $960 million (increased from $925 million on May 2, 2019; previously increased on April 2, 2019 from $600 million to $925 million), subject to availability under the borrowing base, which is based on the Company’s portfolio investments and other outstanding indebtedness. Maximum capacity under the Revolving Credit Facility may be increased to $1.5 billion (increased from $1.25 billion on April 2, 2019) through the exercise by the Borrower of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The Revolving Credit Facility includes a $50 million limit for swingline loans and is secured by a perfected first-priority interest in substantially all of the portfolio investments held by the Company and each Guarantor, subject to certain exceptions.

The availability period under the Revolving Credit Facility will terminate on March 31, 2023 (“Revolving Credit Facility Commitment Termination Date”) and the Revolving Credit Facility will mature on April 2, 2024 (“Revolving Credit Facility Maturity Date”). During the period from the Revolving Credit Facility Commitment Termination Date to the Revolving Credit Facility Maturity Date, the Company will be obligated to make mandatory prepayments under the Revolving Credit Facility out of the proceeds of certain asset sales and other recovery events and equity and debt issuances.

The Company may borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Revolving Credit Facility will bear interest at either LIBOR plus 2.00%, or the prime rate plus 1.00%. The Company may elect either the LIBOR or prime rate at the time of drawdown, and loans may be converted from one rate to another at any time at the Company’s option, subject to certain conditions. The Company predominantly borrows utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. The Company also pays a fee of 0.375% on undrawn amounts under the Revolving Credit Facility.

The Revolving Credit Facility includes customary covenants, including certain limitations on the incurrence by the Company of additional indebtedness and on the Company’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.

SPV Asset Facilities

SPV Asset Facility I

On December 21, 2017 (the “SPV Asset Facility I Closing Date”), ORCC Financing LLC (“ORCC Financing”), a Delaware limited liability company and subsidiary of the Company, entered into a Loan and

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Notes to Consolidated Financial Statements (Unaudited)—Continued

Servicing Agreement (as amended, the “SPV Asset Facility I”), with ORCC Financing as Borrower, the Company as Transferor and Servicer, the lenders from time to time parties thereto (the “SPV Lenders”), Morgan Stanley Asset Funding Inc. as Administrative Agent, State Street Bank and Trust Company as Collateral Agent and Cortland Capital Market Services LLC as Collateral Custodian.

From time to time, the Company sells and contributes certain investments to ORCC Financing pursuant to a Sale and Contribution Agreement by and between the Company and ORCC Financing. No gain or loss is recognized as a result of the contribution. Proceeds from the SPV Asset Facility I are used to finance the origination and acquisition of eligible assets by ORCC Financing, including the purchase of such assets from the Company. The Company retains a residual interest in assets contributed to or acquired by ORCC Financing through our ownership of ORCC Financing. The maximum principal amount of the SPV Asset Facility I is $400 million; the availability of this amount is subject to a borrowing base test, which is based on the value of ORCC Financing’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits.

The SPV Asset Facility I provides for the ability to draw and redraw amounts under the SPV Asset Facility I for a period of up to three years after the SPV Asset Facility I Closing Date (the “SPV Asset Facility I Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility I will mature on December 21, 2022 (the “SPV Asset Facility I Maturity Date”). Prior to the SPV Asset Facility I Maturity Date, proceeds received by ORCC Financing from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. On the SPV Asset Facility I Maturity Date, ORCC Financing must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company.

Amounts drawn will bear interest at LIBOR plus a spread of 2.25% until the six-month anniversary of the SPV Asset Facility I Closing Date, increasing to 2.50% thereafter, until the SPV Asset Facility I Commitment Termination Date. After the SPV Asset Facility I Commitment Termination Date, amounts drawn will bear interest at LIBOR plus a spread of 2.75%, increasing to 3.00% on the first anniversary of the SPV Asset Facility I Commitment Termination Date. The Company predominantly borrows utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. After a ramp-up period, there is an unused fee of 0.75% per annum on the amount, if any, by which the undrawn amount under the SPV Asset Facility I exceeds 25% of the maximum principal amount of the SPV Asset Facility I. The SPV Asset Facility I contains customary covenants, including certain financial maintenance covenants, limitations on the activities of ORCC Financing, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility I is secured by a perfected first priority security interest in the assets of ORCC Financing and on any payments received by ORCC Financing in respect of those assets. Assets pledged to the SPV Lenders will not be available to pay the debts of the Company.

SPV Asset Facility II

On May 22, 2018 (the “SPV Asset Facility II Closing Date”), ORCC Financing II LLC (“ORCC Financing II”), a Delaware limited liability company and subsidiary of the Company, entered into a Credit Agreement (as amended, the “SPV Asset Facility II”), with ORCC Financing II, as Borrower, the lenders from time to time parties thereto (the “SPV Asset Facility II Lenders”), Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian. On October 10, 2018 (the “SPV Asset Facility II Amendment Date”), the parties to the SPV Asset Facility II and new lenders amended the SPV Asset Facility II to increase the maximum principal amount of the

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Notes to Consolidated Financial Statements (Unaudited)—Continued

SPV Asset Facility II to $550 million, extend the period of availability of the term and revolving loans under the SPV Asset Facility II and the stated maturity of the SPV Asset Facility II.

From time to time, the Company sells and contributes certain investments to ORCC Financing II pursuant to a sale and contribution agreement by and between the Company and ORCC Financing II. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility II will be used to finance the origination and acquisition of eligible assets by ORCC Financing II, including the purchase of such assets from the Company. The Company retains a residual interest in assets contributed to or acquired by ORCC Financing II through the Company’s ownership of ORCC Financing II. The maximum principal amount of the SPV Asset Facility II increased from $250 million to $550 million; the availability of this amount is subject to an overcollateralization ratio test, which is based on the value of ORCC Financing II’s assets from time to time, and satisfaction of certain conditions, including an interest coverage ratio test, certain concentration limits and collateral quality tests.

The SPV Asset Facility II provides for the ability to (1) draw term loans and (2) draw and redraw revolving loans under the SPV Asset Facility II for a period of up to two years after the SPV Asset Facility II Amendment Date unless the revolving commitments are terminated or converted to term loans sooner as provided in the SPV Asset Facility II (the “SPV Asset Facility II Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility II will mature on October 10, 2026 (the “Stated Maturity”). Prior to the Stated Maturity, proceeds received by ORCC Financing II from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. On the Stated Maturity, ORCC Financing II must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company.

Amounts drawn bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of their cost of funds and LIBOR plus 0.25%) plus a spread of 2.25% increasing to 2.50% following the six-month anniversary of the SPV Asset Facility II Closing Date. The Company predominantly borrows utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. From the SPV Asset Facility II Closing Date to the SPV Asset Facility II Commitment Termination Date, there is a commitment fee ranging from 0.50% to 1.00% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility II. The SPV Asset Facility II contains customary covenants, including certain financial maintenance covenants, limitations on the activities of ORCC Financing II, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility II is secured by a perfected first priority security interest in the assets of ORCC Financing II and on any payments received by ORCC Financing II in respect of those assets. Assets pledged to the SPV Asset Facility II Lenders will not be available to pay the debts of the Company.

SPV Asset Facility III

On December 14, 2018 (the “SPV Asset Facility III Closing Date”), ORCC Financing III LLC (“ORCC Financing III”), a Delaware limited liability company and newly formed subsidiary of the Company, entered into a Loan Financing and Servicing Agreement (the “SPV Asset Facility III”), with ORCC Financing III, as borrower, the Company, as equityholder and services provider, the lenders from time to time parties thereto (the “SPV Lenders III”), Deutsche Bank AG, New York Branch, as Facility Agent, State Street Bank and Trust Company, as Collateral Agent and Cortland Capital Market Services LLC, as Collateral Custodian.

From time to time, the Company expects to sell and contribute certain loan assets to ORCC Financing III pursuant to a Sale and Contribution Agreement by and between the Company and ORCC Financing III. No gain

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Notes to Consolidated Financial Statements (Unaudited)—Continued

or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility III will be used to finance the origination and acquisition of eligible assets by ORCC Financing III, including the purchase of such assets from the Company. We retain a residual interest in assets contributed to or acquired by ORCC Financing III through our ownership of ORCC Financing III. The maximum principal amount of the SPV Asset Facility III is $500 million; the availability of this amount is subject to a borrowing base test, which is based on the value of ORCC Financing III’s assets from time to time, and satisfaction of certain conditions, including interest spread and weighted average coupon tests, certain concentration limits and collateral quality tests.

The SPV Asset Facility III provides for the ability to borrow, reborrow, repay and prepay advances under the SPV Asset Facility III for a period of up to three years after the SPV Asset Facility III Closing Date unless such period is extended or accelerated under the terms of the SPV Asset Facility III (the “SPV Asset Facility III Revolving Period”). Unless otherwise extended, accelerated or terminated under the terms of the SPV Asset Facility III, the SPV Asset Facility III will mature on the date that is two years after the last day of the SPV Asset Facility III Revolving Period (the “SPV Asset Facility III Stated Maturity”). Prior to the SPV Asset Facility III Stated Maturity, proceeds received by ORCC Financing III from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding advances, and the excess may be returned to the Company, subject to certain conditions. On the SPV Asset Facility III Stated Maturity, ORCC Financing III must pay in full all outstanding fees and expenses and all principal and interest on outstanding advances, and the excess may be returned to the Company.

Amounts drawn bear interest at LIBOR (or, in the case of certain SPV Lenders III that are commercial paper conduits, the lower of (a) their cost of funds and (b) LIBOR, such LIBOR not to be lower than zero) plus a spread equal to 2.20% per annum, which spread will increase (a) on and after the end of the SPV Asset Facility III Revolving Period by 0.15% per annum if no event of default has occurred and (b) by 2.00% per annum upon the occurrence of an event of default (such spread, the “Applicable Margin”). LIBOR may be replaced as a base rate under certain circumstances. The Company predominantly borrows utilizing LIBOR rate loans, generally electing one-month LIBOR upon borrowing. During the Revolving Period, ORCC Financing III will pay an undrawn fee ranging from 0.25% to 0.50% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility III. During the Revolving Period, if the undrawn commitments are in excess of a certain portion (initially 50% and increasing to 75%) of the total commitments under the SPV Asset Facility III, ORCC Financing III will also pay a make-whole fee equal to the Applicable Margin multiplied by such excess undrawn commitment amount, reduced by the undrawn fee payable on such excess. The SPV Asset Facility III contains customary covenants, including certain financial maintenance covenants, limitations on the activities of ORCC Financing III, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility III is secured by a perfected first priority security interest in the assets of ORCC Financing III and on any payments received by ORCC Financing III in respect of those assets. Assets pledged to the SPV Asset Facility III Lenders will not be available to pay the debts of the Company.

Unsecured Notes

2023 Notes

On December 21, 2017, the Company entered into a Note Purchase Agreement governing the issuance of $150 million in aggregate principal amount of unsecured notes (the “2023 Notes”) to institutional investors in a private placement. The issuance of $138.5 million of the 2023 Notes occurred on December 21, 2017, and $11.5 million of the 2023 Notes were issued in January 2018. The 2023 Notes have a fixed interest rate of 4.75% and are due on June 21, 2023. Interest on the 2023 Notes will be due semiannually. This interest rate is subject to

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Notes to Consolidated Financial Statements (Unaudited)—Continued

increase (up to a maximum interest rate of 5.50%) in the event that, subject to certain exceptions, the 2023 Notes cease to have an investment grade rating. The Company is obligated to offer to repay the 2023 Notes at par if certain change in control events occur. The 2023 Notes are general unsecured obligations of the Company that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

The Note Purchase Agreement for the 2023 Notes contains customary terms and conditions for unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of the Company’s status as a BDC within the meaning of the 1940 Act and a RIC under the Code, minimum shareholders equity, minimum asset coverage ratio and prohibitions on certain fundamental changes at the Company or any subsidiary guarantor, as well as customary events of default with customary cure and notice, including, without limitation, nonpayment, misrepresentation in a material respect, breach of covenant, cross-default under other indebtedness of the Company or certain significant subsidiaries, certain judgments and orders, and certain events of bankruptcy.

The 2023 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The 2023 Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act as applicable.

In connection with the offering of the 2023 Notes, on December 21, 2017 the Company entered into a centrally cleared interest rate swap to continue to align the interest rates of its liabilities with its investment portfolio, which consists predominately of floating rate loans. The notional amount of the interest rate swap is $150 million. The Company will receive fixed rate interest semi-annually at 4.75% and pay variable rate interest monthly based on 1-month LIBOR plus 2.545%. The interest rate swap matures on December 21, 2021. For the three months ended March 31, 2019, the Company made periodic payments totaling $1.9 million. Pursuant to ASC 815 Derivatives and Hedging, the interest expense related to the 2023 Notes is offset by the proceeds received from the interest rate swap. The swap adjusted interest expense is included as a component of interest expense on the Company’s Consolidated Statements of Operations. As of March 31, 2019, the interest rate swap had a fair value of $(0.4) million and is included as a component of accrued expenses and other liabilities on the Company’s Consolidated Statements of Assets and Liabilities. The change in fair value of the interest rate swap is equally offset by the change in fair value of the 2023 Notes.

2024 Notes

On April 10, 2019, the Company issued $400 million aggregate principal amount of notes that mature on April 15, 2024 (the “2024 Notes”). The 2024 Notes bear interest at a rate of 5.250% per year, payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2019. The Company may redeem some or all of the 2024 Notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2024 Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the 2024 Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that if we redeem any 2024 Notes on or after March 15, 2024 (the date falling one month prior to the maturity date of the 2024 Notes), the redemption price for the 2024 Notes will be equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Subsequent to quarter-end, in connection with the issuance of the 2024 Notes, the Company entered into centrally cleared interest rate swaps to continue to align interest rates of its liabilities with the investment

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Notes to Consolidated Financial Statements (Unaudited)—Continued

portfolio, which consists of predominantly floating rate loans. The notional amount of the interest rate swaps is $400 million. The Company will receive fixed rate interest at 5.25% and pay variable rate interest based on one-month LIBOR plus 2.937%. The interest rate swaps mature on April 10, 2024. Pursuant to ASC 815 Derivatives and Hedging, the interest expense related to the 2024 Notes is offset by the proceeds received from the interest rate swaps. The swap adjusted interest expense is included as a component of interest expense on the Company’s Consolidated Statements of Operations.

The Company used the net proceeds from the issuance of the 2024 Notes to pay down a portion of existing indebtedness under the Subscription Credit Facility.

Note 7. Commitments and Contingencies

Portfolio Company Commitments

From time to time, the Company may enter into commitments to fund investments. As of March 31, 2019 and December 31, 2018, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	Investment	March 31, 2019	December 31, 2018
($ in thousands)
Accela, Inc.	First lien senior secured revolving loan	$2,384	$3,284
AmSpec Services Inc.	First lien senior secured revolving loan	8,873	12,084
Apptio, Inc.	First lien senior secured revolving loan	2,779	—
Aramsco, Inc.	First lien senior secured revolving loan	8,099	7,820
Associations, Inc.	First lien senior secured delayed draw term loan	29,781	37,226
Associations, Inc.	First lien senior secured revolving loan	11,543	11,543
Black Mountain Sand Eagle Ford LLC	First lien senior secured loan	—	40,500
Brigham Minerals, LLC	First lien senior secured delayed draw term loan	13,800	23,000
Brigham Minerals, LLC	First lien senior secured revolving loan	9,200	9,200
Carolina Beverage Group (fka Cold Spring Brewing Company)	First lien senior secured revolving loan	2,684	2,684
Cheese Acquisition, LLC	First lien senior secured delayed draw term loan	—	111,740
Cheese Acquisition, LLC	First lien senior secured revolving loan	16,364	16,364
CM7 Restaurant Holdings, LLC	First lien senior secured delayed draw term loan	7,155	7,155
CM7 Restaurant Holdings, LLC	First lien senior secured delayed draw term loan	2,003	2,003
ConnectWise, LLC	First lien senior secured revolving loan	16,549	—
Covenant Surgical Partners, Inc.	First lien senior secured delayed draw term loan	75,000	75,000
Douglas Products and Packaging Company LLC	First lien senior secured revolving loan	6,358	9,083
Endries Acquisition, Inc.	First lien senior secured delayed draw term loan	52,110	62,550
Endries Acquisition, Inc.	First lien senior secured revolving loan	20,700	20,250
Galls, LLC	First lien senior secured revolving loan	10,240	11,444
Galls, LLC	First lien senior secured delayed draw term loan	18,968	31,718
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured delayed draw term loan	—	36,038
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured multi-draw term loan	6,373	18,019
GC Agile Holdings Limited (dba Apex Fund Services)	First lien senior secured revolving loan	10,386	10,386
Genesis Acquisition Co. (dba Procare Software)	First lien senior secured delayed draw term loan	4,745	4,745
Genesis Acquisition Co. (dba Procare Software)	First lien senior secured revolving loan	2,637	2,637
Gerson Lehrman Group, Inc.	First lien senior secured revolving loan	22,114	23,415
Hillstone Environmental Partners, LLC	First lien senior secured revolving loan	4,458	—
Hometown Food Company	First lien senior secured revolving loan	4,024	4,235
Ideal Tridon Holdings, Inc.	First lien senior secured revolving loan	868	1,254
IQN Holding Corp. (dba Beeline)	First lien senior secured revolving loan	15,532	15,532
KSLB Holdings, LLC (dba Sara Lee Frozen Bakery)	First lien senior secured revolving loan	8,160	7,800
Lightning Midco, LLC (dba Vector Solutions)	First lien senior secured delayed draw term loan	17,210	19,348
Lightning Midco, LLC (dba Vector Solutions)	First lien senior secured revolving loan	7,991	13,362

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Notes to Consolidated Financial Statements (Unaudited)—Continued

Portfolio Company	Investment	March 31, 2019	December 31, 2018
($ in thousands)
LineStar Integrity Services LLC	First lien senior secured delayed draw term loan	25,833	25,833
Lytx, Inc.	First lien senior secured revolving loan	2,033	2,033
Manna Development Group, LLC	First lien senior secured revolving loan	3,469	3,469
Mavis Tire Express Services Corp.	Second lien senior secured delayed draw term loan	23,456	23,456
MINDBODY, Inc.	First lien senior secured revolving loan	6,071	—
Motus, LLC and Runzheimer International LLC	First lien senior secured revolving loan	5,481	5,481
NMI Acquisitionco, Inc. (dba Network Merchants)	First lien senior secured revolving loan	220	220
Professional Plumbing Group, Inc.	First lien senior secured revolving loan	4,429	6,200
QC Supply, LLC	First lien senior secured revolving loan	—	497
RxSense Holdings, LLC	First lien senior secured revolving loan	8,094	—
Swipe Acquisition Corporation (dba PLI)	First lien senior secured delayed draw term loan	12,931	12,931
TC Holdings, LLC (dba TrialCard)	First lien senior secured delayed draw term loan	14,549	24,248
TC Holdings, LLC (dba TrialCard)	First lien senior secured revolving loan	4,613	4,194
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)	First lien senior secured revolving loan	6,387	6,387
Troon Golf, L.L.C.	First lien senior secured revolving loan	14,426	14,426
TSB Purchaser, Inc. (dba Teaching Strategies, Inc.)	First lien senior secured revolving loan	4,239	4,239
Ultimate Baked Goods Midco, LLC	First lien senior secured revolving loan	4,765	5,082
WU Holdco, Inc. (dba Weiman Products, LLC)	First lien senior secured revolving loan	13,920	—
WU Holdco, Inc. (dba Weiman Products, LLC)	First lien senior secured delayed draw term loan	19,885	—

Total Unfunded Portfolio Company Commitments		$593,889	$790,115

The Company maintains sufficient borrowing capacity along with undrawn Capital Commitments to cover outstanding unfunded portfolio company commitments that the Company may be required to fund.

Other Commitments and Contingencies

As of March 31, 2019, the Company had $5.5 billion in total Capital Commitments from investors ($1.6 billion undrawn), of which $112.4 million is from executives of the Adviser ($32.5 million undrawn). These undrawn Capital Commitments will no longer remain in effect following the completion of an initial public offering of the Company’s common stock.

As of December 31, 2018, the Company had $5.5 billion in total Capital Commitments from investors ($2.4 billion undrawn), of which $112.4 million is from executives of the Adviser ($47.9 million undrawn). These undrawn Capital Commitments will no longer remain in effect following the completion of an initial public offering of the Company’s common stock.

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. At March 31, 2019, management was not aware of any pending or threatened litigation.

Note 8. Net Assets

Subscriptions and Drawdowns

In connection with its formation, the Company has the authority to issue 500,000,000 common shares at $0.01 per share par value.

On March 1, 2016, the Company issued 100 common shares for $1,500 to the Adviser.

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Notes to Consolidated Financial Statements (Unaudited)—Continued

The Company has entered into subscription agreements (the “Subscription Agreements”) with investors providing for the private placement of the Company’s common shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase the Company’s common shares up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors.

During the three months March 31, 2019, the Company delivered the following capital call notices to investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
March 8, 2019	March 21, 2019	19,267,823	$300.0
January 30, 2019	February 12, 2019	29,220,780	450.0

Total		48,488,603	$750.0

During the three months ended March 31, 2018, the Company delivered the following capital call notices to investors:

Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
March 5, 2018	March 16, 2018	11,347,030	$175.0

Total		11,347,030	$175.0

Distributions

The following table reflects the distributions declared on shares of the Company’s common stock during the three months ended March 31, 2019:

	March 31, 2019
Date Declared	Record Date	Payment Date	Distribution per Share
February 27, 2019	March 31, 2019	May 15, 2019	$0.33

The following table reflects the distributions declared on shares of the Company’s common stock during the three months ended March 31, 2018:

	March 31, 2018
Date Declared	Record Date	Payment Date	Distribution per Share
March 2, 2018	March 31, 2018	April 30, 2018	$0.33

Dividend Reinvestment

With respect to distributions, the Company has adopted an “opt out” dividend reinvestment plan for common shareholders. As a result, in the event of a declared distribution, each shareholder that has not “opted out” of the dividend reinvestment plan will have their dividends or distributions automatically reinvested in

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

additional shares of our common stock rather than receiving cash distributions. Shareholders who receive distributions in the form of shares of common stock will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the three months ended March 31, 2019:

Date Declared	Record Date	Payment Date	Shares
November 7, 2018	December 31, 2018	January 31, 2019	2,613,223

The following table reflects the common stock issued pursuant to the dividend reinvestment plan during the three months ended March 31, 2018:

Date Declared	Record Date	Payment Date	Shares
November 7, 2017	December 31, 2017	January 31, 2018	1,231,796

Repurchase Offers

During the three months ended March 31, 2019 and 2018, the Company did not make an offer to repurchase issued and outstanding shares.

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ in thousands, except per share amounts)	2019	2018
Increase (decrease) in net assets resulting from operations	$114,487	$44,276
Weighted average shares of common stock outstanding—basic and diluted	235,886,358	100,924,120
Earnings per common share-basic and diluted	$0.49	$0.44

Owl Rock Capital Corporation

Notes to Consolidated Financial Statements (Unaudited)—Continued

Note 10. Financial Highlights

The following are the financial highlights for a common share outstanding during the three months ended March 31, 2019 and 2018:

	For the Three Months Ended March 31,
($ in thousands, except share and per share amounts)	2019	2018
Per share data:
Net asset value, beginning of period	$15.10	$15.03
Net investment income(1)	0.41	0.38
Net realized and unrealized gain (loss)	0.08	0.06

Total from operations	0.49	0.44

Distributions declared from net investment income(2)	(0.33)	(0.33)

Total increase in net assets	0.16	0.11

Net asset value, end of period	$15.26	$15.14

Shares outstanding, end of period	267,306,663	110,538,421
Total Return(3)	3.3%	2.9%
Ratios / Supplemental Data(4)
Ratio of total expenses to average net assets(5)	6.0%	6.8%
Ratio of net investment income to average net assets(5)	10.5%	9.8%
Net assets, end of period	$4,080,314	$1,673,958
Weighted-average shares outstanding	235,886,358	100,924,120
Total capital commitments, end of period	$5,471,160	$5,471,943
Ratio of total contributed capital to total committed capital, end of period	71.1%	29.1%
Portfolio turnover rate	1.0%	8.2%

(1)	The per share data was derived using the weighted average shares outstanding during the period.
(2)	The per share data was derived using actual shares outstanding at the date of the relevant transaction.
(3)

Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share (assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan), if any, divided by the beginning NAV per share.

(4)	Does not include expenses of investment companies in which the Company invests.
(5)	The ratio reflects an annualized amount, except in the case of non-recurring expenses (e.g. initial organization expenses).

Note 11. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. Other than those previously disclosed, there have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, these consolidated financial statements.

OWL ROCK CAPITAL CORPORATION

                 Shares of Common Stock

PROSPECTUS

Joint Book Running Managers

Goldman Sachs & Co. LLC

BofA Merrill Lynch

RBC Capital Markets

SunTrust Robinson Humphrey

Wells Fargo Securities

             , 2019

Owl Rock Capital Corporation

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of Owl Rock Capital Corporation are provided in Part A of this Registration Statement:

AUDITED FINANCIAL STATEMENTS

(2)	Exhibits

(a)(1)	Articles of Amendment and Restatement, dated March 1, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(a)(2)	Articles of Amendment, dated April 30, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 30, 2019).

(b)	Bylaws, dated January 11, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed on April 11, 2016).

(c)	Not Applicable

(d)(1)	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10 filed on March 3, 2016).

(d)(2)	Form of Indenture between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit (d)(2) to the Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-225373) filed on April 3, 2019).

(d)(3)	Form of First Supplemental Indenture between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee, including the form of global note attached thereto (incorporated by reference to Exhibit (d)(4) to Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-225373) filed on April 3, 2019).

(e)(1)	Amended and Restated Dividend Reinvestment Plan effective as of May 9, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on May 10, 2017).

(e)(2)	Second Amended and Restated Dividend Reinvestment Plan*

(f)	Not Applicable

(g)	Amended and Restated Investment Advisory Agreement, dated February 27, 2019, between the Company and the Adviser (incorporated by reference to Exhibit 10.15 to the Company’s annual report on Form 10-K filed on February 27, 2019).

(h)	Form of Underwriting Agreement.(1)

(i)	Not Applicable

(j)(1)	Custody Agreement by and between the Company and State Street Bank and Trust Company dated February 24, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(k)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(k)(2)	Administration Agreement between the Company and the Adviser, dated March 1, 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(k)(3)	License Agreement between the Company and Owl Rock Capital Partners LP, dated March 1, 2016 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(k)(4)	Revolving Credit Agreement between the Company and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, dated August 1, 2016 (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q filed on August 10, 2016).

(k)(5)	Senior Secured Revolving Credit Agreement between the Company and SunTrust Bank and Bank of America, N.A., dated February 1, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed on March 8, 2017).

(k)(6)	Lender Joinder Agreement between the Company and Wells Fargo Bank, National Association, dated January 4, 2017 (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K filed on March 8, 2017).

(k)(7)	Lender Joinder Agreement between the Company and Wells Fargo Bank, National Association, dated March 13, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on May 10, 2017).

(k)(8)	Sebago Lake LLC Amended and Restated Limited Liability Company Agreement by and between Owl Rock Capital Corporation and Regents of the University of California, dated June 20, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on June 22, 2017).

(k)(9)	First Amendment to Senior Secured Revolving Credit Agreement between the Company, the lenders party thereto and SunTrust Bank, dated July 17, 2017 (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q, filed on August 9, 2017).

(k)(10)	First Amendment to Revolving Credit Agreement between the Company, Wells Fargo Bank, National Association and other lenders party thereto, dated November 2, 2017 (incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q, filed on November 8, 2017).

(k)(11)	Lender Agreement between the Company and PNC Bank, National Association, dated November 2, 2017 (incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q, filed on November 8, 2017).

(k)(12)	Lender Agreement between California Bank and Trust, dated December 1, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on December 4, 2017).

(k)(13)	Note Purchase Agreement by and between the Company and the purchasers party thereto, dated December 21, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on December 22, 2017).

(k)(14)	Loan and Servicing Agreement, by and among the Company, as Transferor and Servicer, ORCC Financing LLC, as Borrower, Morgan Stanley Asset Funding Inc., as Administrative Agent, State Street Bank and Trust Company, as the Collateral Agent and the Account Bank, Cortland Capital Market Services LLC, as Collateral Custodian and the banks and financial institutions from time to time party thereto as Lenders, dated December 21, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed on December 22, 2017).

(k)(15)	Sale and Contribution Agreement by and between the Company and ORCC Financing LLC, dated as of December 21, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed on December 22, 2017).

(k)(16)	Lender Joinder Agreement by and among Comerica, Wells Fargo and the Company, dated January 2, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on January 3, 2018).

(k)(17)	First Omnibus Amendment to Senior Secured Revolving Credit Agreement between the Company and SunTrust Bank and Bank of America, N.A., dated March 29, 2018. (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q, filed on May 8, 2018).

(k)(18)	Credit Agreement dated May 22, 2018, by and among ORCC Financing II LLC, as Borrower, the lenders from time to time parties thereto, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on May 23, 2018).

(k)(19)	Sale and Contribution Agreement dated May 22, 2018, between Owl Rock Capital Corporation, as Seller, and ORCC Financing II LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed on May 23, 2018).

(k)(20)	Third Amendment to Senior Secured Revolving Credit Agreement between the Company and SunTrust Bank and Bank of America, N.A., dated June 21, 2018 (incorporated by reference to Exhibit (k)(20) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-225373) filed on June 25, 2018).

(k)(21)	Amendment No. 1 to Loan and Servicing Agreement, by and among the Company, as Servicer, ORCC Financing LLC, as Borrower, Morgan Stanley Bank, N.A., as a Lender, Morgan Stanley Asset Funding Inc., as Administrative Agent, State Street Bank and Trust Company, as the Collateral Agent and the Account Bank and Cortland Capital Market Services LLC, as Collateral Custodian, dated March 20, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q, filed on November 7, 2018).

(k)(22)	Amendment No. 2 to Loan and Servicing Agreement, by and among the Company, as Servicer, ORCC Financing LLC, as Borrower, Morgan Stanley Bank, N.A., as a Lender, Morgan Stanley Asset Funding Inc., as Administrative Agent, State Street Bank and Trust Company, as the Collateral Agent and the Account Bank and Cortland Capital Market Services LLC, as Collateral Custodian, dated September 7, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q, filed on November 7, 2018).

(k)(23)	Amendment to Credit Agreement by and among ORCC Financing II, as Borrower, Various Lenders, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian, dated as of October 10, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q, filed on November 7, 2018).

(k)(24)	Second Amendment to Revolving Credit Agreement between the Company, Wells Fargo Bank, National Association and other lenders party thereto, dated October 9, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q, filed on November 7, 2018).

(k)(25)	Loan Financing and Servicing Agreement, dated as of December 14, 2018, by and among ORCC Financing III LLC, as Borrower, Owl Rock Capital Corporation, as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on December 19, 2018).

(k)(26)	Sale and Contribution Agreement, dated as of December 14, 2018, by and between Owl Rock Capital Corporation and ORCC Financing III LLC (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed on December 19, 2018).

(k)(27)	Amendment No. 2 to Credit Agreement, dated as of December 20, 2018, by and among ORCC Financing II LLC, as Borrower, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Cortland Capital Market Services LLC, as Document Custodian, and the lenders identified therein (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on December 21, 2018).

(k)(29)	Third Amendment to Revolving Credit Agreement, dated February 1,2019, between the Company, Wells Fargo, National Association and other lenders party thereto (incorporated by reference to Exhibit 10.13 to the Company’s annual report on Form 10-K filed on February 27, 2019).

(k)(30)	First Amendment to Amended and Restated Limited Liability Operating Company Agreement, dated as of February 27, 2019, between the Company and Regents of the University of California (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on February 27, 2019).

(k)(31)	Waiver Agreement, dated February 27, 2019, between the Company and the Adviser (incorporated by reference to Exhibit 10.16 to the Company’s annual report on Form 10-K filed on February 27, 2019).

(k)(32)	Fourth Amendment to Senior Secured Revolving Credit Agreement, dated as of April 2, 2019 among Owl Rock Capital Corporation, the Lenders party thereto and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on April 3, 2019).

(l)	Opinion and Consent of Eversheds Sutherland (US) LLP(1)

(n)(1)	Consent of KPMG LLP(1)

(n)(2)	Report of KPMG LLP(1)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Code of Ethics of Owl Rock Capital Corporation (incorporated by reference to Exhibit (r) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-225373) filed on June 25, 2018)

(1)	To be filed by amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Amount in thousands
U.S. Securities and Exchange Commission registration fee	$12
FINRA Filing Fee	20
New York Stock Exchange listing fees	40
Printing expenses(1)	250
Legal fees and expenses(1)	1,500
Accounting fees and expenses(1)	150
Miscellaneous(1)	528

Total(1)	2,500

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

The information contained under the headings “The Company,” “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

On April 27, 2016, we formed a wholly-owned subsidiary, OR Lending LLC, a Delaware limited liability company. On August 24, 2017, we formed a wholly-owned subsidiary, ORCC Financing LLC, a Delaware limited liability company. On October 18, 2017, we formed a wholly-owned subsidiary, OR DH I LLC, a Delaware limited liability company. On March 20, 2018, we formed a wholly-owned subsidiary, ORCC Financing II LLC, a Delaware limited liability company. On May 8, 2018, we formed a wholly owned subsidiary, OR MH I LLC, a Delaware limited liability company. On November 13, 2018, we formed OR HH LLC, a Delaware limited liability company. On April 1, 2019, we formed CAVU Capital LLC, a Delaware limited liability company. On April 22, 2019, we formed OR HEH LLC, a Delaware limited liability company.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock as of May 8, 2019.

Title of Class	Number of Record Holders
Common Stock	5,964

Item 30. Indemnification

Section 2-418 of the Maryland General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

The Adviser and its affiliates (each, an “Indemnitee”) are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee’s gross negligence, knowing and willful misconduct, or fraud or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Company who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor.

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in this Registration Statement in the sections entitled “The Company,” “Management” and “Management and Other Agreements.” Additional information regarding the Adviser and its officers is set forth in its Form ADV, filed with the SEC (SEC File No. 801-107232), and is incorporated herein by reference.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	The Registrant, 399 Park Avenue, 38th floor, New York, New York 10022;

(2)	The custodian and transfer agent, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111-2900; and

(3)	The Adviser, 399 Park Avenue, 38th floor, New York, New York 10022.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1) We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	We undertake that:

(a)

For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the          day of             , 2019.

OWL ROCK CAPITAL CORPORATION

By:
Name: Alan Kirshenbaum
Title: Chief Operating Officer and Chief Financial Officer

POWER OF ATTORNEY

Each officer and director of Owl Rock Capital Corporation whose signature appears below constitutes and appoints Craig W. Packer and Alan Kirshenbaum, and each of them to act without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute and file any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on             , 2019.

Name	Title

Craig Packer	Chief Executive Officer, President and Director

Alan Kirshenbaum	Chief Operating Officer, Chief Financial Officer and Director

Douglas I. Ostrover	Director

Edward D’Alelio	Director and Chairman of the Board of Directors

Christopher M. Temple	Director and Chairman of the Audit Committee

Eric Kaye	Director and Chairman of the Nominating and Corporate Governance Committee

Brian Finn	Director